    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 28, 2003

                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                             REGISTRATION STATEMENT
                                UNDER SCHEDULE B
                                       OF
                           THE SECURITIES ACT OF 1933
                             ---------------------
                          REPUBLIC OF THE PHILIPPINES
                              (Name of Registrant)
      Name and Address of Authorized Representative in the United States:
                           HON. LINGLINGAY LACANLALE
                                 CONSUL GENERAL
                          PHILIPPINE CONSULATE GENERAL
                                556 FIFTH AVENUE
                         NEW YORK, NEW YORK 10036-5095

     It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

              DAVID JOHNSON, ESQ.                            SEBASTIAN R. SPERBER, ESQ.
                 ALLEN & OVERY                           CLEARY, GOTTLIEB, STEEN & HAMILTON
        9TH FLOOR, THREE EXCHANGE SQUARE                        BANK OF CHINA TOWER
                    CENTRAL                                       ONE GARDEN ROAD
                 HONG KONG SAR                                     HONG KONG SAR

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the Registration Statement becomes effective.

     The securities being registered herein are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                                        PROPOSED MAXIMUM     PROPOSED MAXIMUM
                                                      AMOUNT TO BE       OFFERING PRICE     AGGREGATE OFFERING        AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED     REGISTERED          PER UNIT(1)          PRICE(1)(2)       REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
Debt Securities and Warrants.........                $1,062,700,000           100%            $1,062,700,000        $45,522.43(3)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

(1) Estimated for purpose of determining the registration fee.

(2) Exclusive of accrued interest, if any.

(3) Pursuant to Rule 457(p) under the Securities Act of 1933, the amount of registration fee has been offset by US$40,450, which is the registration fee paid by the Registrant, National Power Corporation and Power Sector Assets and Liabilities Management Corporation under Registration Statement No. 333-105868 under Schedule B, originally filed with the Commission on June 5, 2003 and withdrawn on August 28, 2003.

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

     PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, THE PROSPECTUS CONTAINED HEREIN ALSO RELATES TO DEBT SECURITIES AND/OR WARRANTS HAVING AN AGGREGATE PRINCIPAL AMOUNT OF $437,300,000 REGISTERED UNDER THE REGISTRANT'S REGISTRATION STATEMENT NO. 333-91176 UNDER SCHEDULE B AND NOT PREVIOUSLY SOLD IN THE UNITED STATES FOR WHICH THE REGISTRANT PAID A REGISTRATION FEE OF $40,231. THIS REGISTRATION STATEMENT, WHICH IS A NEW REGISTRATION STATEMENT, ALSO CONSTITUTES POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 333-91176 AND SUCH POST-EFFECTIVE AMENDMENT SHALL HEREAFTER BECOME EFFECTIVE CONCURRENTLY WITH THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT AND IN ACCORDANCE WITH SECTION 8(c) OF THE SECURITIES ACT OF 1933.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT ISSUE THE SECURITIES OFFERED IN THIS PROSPECTUS UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO EXCHANGE THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR EXCHANGE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION DATED AUGUST 28, 2003

PROSPECTUS

                       (REPUBLIC OF THE PHILIPPINES LOGO)

                          REPUBLIC OF THE PHILIPPINES

                                 $1,500,000,000
                             DEBT SECURITIES AND/OR
                                    WARRANTS

     The Republic will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to offer or sell securities unless accompanied by a supplement. The Republic may sell the securities directly, through agents designated from time to time or through underwriters. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

     You should read this prospectus and any supplements carefully. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than the date on the front of these documents.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus is dated August  -- , 2003.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Certain Defined Terms and Conventions.......................     2
Forward Looking Statements..................................     2
Data Dissemination..........................................     3
Use of Proceeds.............................................     3
Prospectus Summary..........................................     4
Republic of the Philippines.................................     9
  History, Land and People..................................     9
  Government and Politics...................................     9
  Recent Developments.......................................    13
  Philippine Economy........................................    17
  GDP and Major Financial Indicators........................    25
  Principal Sectors of the Economy..........................    30
  Prices, Employment and Wages..............................    35
  Balance of Payments.......................................    38
  Monetary System...........................................    61
  The Philippine Financial System...........................    68
  The Philippine Securities Markets.........................    74
  Public Finance............................................    76
  The Government Budget.....................................    81
  Debt......................................................    82
Description of the Securities...............................    94
  Description of the Debt Securities........................    94
  Description of the Warrants...............................   103
  Limitations on Issuance of Bearer Debt Securities.........   103
Taxation....................................................   105
  Philippine Taxation.......................................   105
  United States Tax Considerations..........................   106
Plan of Distribution........................................   113
Validity of the Securities..................................   114
Authorized Representative in the United States..............   114
Experts; Official Statements and Documents..................   114
Further Information.........................................   114
Index to Debt Tables of the Republic of the Philippines.....   T-1

                     CERTAIN DEFINED TERMS AND CONVENTIONS

     Statistical information included in this prospectus is the latest official data publicly available at the date of this prospectus. Financial data provided in this prospectus may be subsequently revised in accordance with the Republic's ongoing maintenance of its economic data, and that revised data will not be distributed by the Republic to any holder of the Republic's securities.

     All references in this prospectus to (a) the "Republic" or the "Philippines" are to the Republic of the Philippines, (b) the "Government" are to the national government of the Philippines, (c) the "administration" are to the current administration of President Gloria Macapagal-Arroyo and (d) "Bangko Sentral" are to Bangko Sentral ng Pilipinas, the central bank of the Philippines.

     Government owned corporations are corporations at least 51% of the capital stock of which is owned by the Government directly or indirectly through its instrumentalities.

     The fiscal year of the Government commences on January 1 of each year and ends on December 31 of such year.

     Unless otherwise indicated, all references in this prospectus to "Philippine Pesos", "pesos" or "P" are to the lawful national currency of the Philippines, those to "dollars", "US dollars" or "$" are to the lawful currency of the United States of America and those to "SDR" are to Special Drawing Rights of the International Monetary Fund.

     This prospectus contains conversions of some peso amounts into US dollars for the convenience of the reader. Unless otherwise specified, the conversions were made at the exchange rate as stated by the Bangko Sentral Reference Exchange Rate Bulletin published by the Treasury Department of Bangko Sentral on the relevant date. No representation is made that the peso amounts actually represent the US dollar amounts or could have been converted into US dollars at the rates indicated, at any particular rate, or at all.

     Any discrepancies in the tables included herein between the amounts listed and the totals thereof are due to rounding.

                           FORWARD LOOKING STATEMENTS

     Some of the statements contained in this prospectus under "Republic of the Philippines" are forward-looking. They include statements concerning, among others,

     - the Republic's economic, business and political conditions and prospects;

     - the Republic's financial stability;

     - the depreciation or appreciation of the peso;

     - changes in interest rates;

     - governmental, statutory, regulatory or administrative initiatives; and

     - adverse changes in economic conditions in the Republic.

     Actual results may differ materially from those suggested by the forward-looking statements due to various factors. These factors include, but are not limited to:

     - Adverse external factors, such as high international interest rates and recession or low growth in the Republic's trading partners. High international interest rates could increase the Republic's current account deficit and budgetary expenditures. Recession or low growth in the Republic's trading partners could lead to fewer exports from the Republic and, indirectly, lower growth in the Republic.

     - Adverse domestic factors, such as a decline in foreign direct and portfolio investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility. Each of these factors could lead to lower growth or lower international reserves.

     - Other adverse factors, such as climatic or seismic events and political uncertainty.

                               DATA DISSEMINATION

     The Republic is a subscriber to the International Monetary Fund's Special Data Dissemination Standard ("SDDS"), which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released or the so-called "Advance Release Calendar". For the Philippines, precise dates or "no-later-than-dates" for the release of data under the SDDS are disseminated three months in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund's Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the Dissemination Standards Bulletin Board. The Internet website for the Philippines' "Advance Release Calendar" and metadata is located at "http://dsbb.imf.org/Applications/web/sddscountrycategorylist/?strcode=PHL".

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable prospectus supplement, the net proceeds from sales of securities will be used for the general purposes of the Republic, including for budget support and to repay a portion of the Government's borrowings.

                               PROSPECTUS SUMMARY

                          REPUBLIC OF THE PHILIPPINES

GENERAL

     The Philippine archipelago has over 7,000 islands with a total land area of approximately 300,000 square kilometers. The islands are grouped into three geographic regions: Luzon, the largest island, in the north covering an area of 141,395 square kilometers, Visayas in the central region, covering an area of 55,606 square kilometers, and Mindanao in the south, covering an area of 101,999 square kilometers. Manila is the Republic's capital. As of December 31, 2002, the population of the Republic was approximately 82 million.

GOVERNMENT AND POLITICS

     Since 1935, the Republic has had three constitutions, the most recent of which was adopted by a plebiscite held in February 1987. The ratification of the new Constitution in 1987 restored a presidential form of government consisting of three branches: executive, legislative and judiciary. Executive power is exercised by the President who is elected by direct popular vote and who may serve one single term of six years. Legislative authority is vested in the Congress of the Philippines, which consists of the Senate and the House of Representatives. Judicial power is vested in the Supreme Court and in such lower courts as may be established by law from time to time. In January 2001, Gloria Macapagal-Arroyo assumed the office of the Presidency after the impeachment and resignation of former President Joseph Estrada. Criminal charges for perjury, illegal use of an alias, and plunder have been filed against Mr. Estrada with the Sandiganbayan, a special court with jurisdiction over criminal and civil cases involving graft and corruption. Hearings on these charges are ongoing.

     On December 30, 2002, President Gloria Macapagal-Arroyo announced that she would not seek another term as president. The next presidential election is scheduled to take place in May 2004. In her announcement, President Arroyo explained that she wanted to be unburdened by politics and further concentrate her efforts on her administration's economic reform plans.

     Over the past three decades, groups of communist rebels and disaffected Muslims in the Republic have periodically fought with Government forces. Armed conflict has continued between the Government and various rebel groups, mainly communist rebels and Muslim separatists. The United States government has sent troops to the Philippines and pledged monetary aid to help the Republic in its campaign against these rebel groups and against terrorism generally.

ECONOMY

     The Philippines has a mixed economy in which the Government is directly engaged in certain economic activities through government owned and controlled corporations ("GOCCs") and Government Financial Institutions ("GFIs"). The Government actively encourages domestic and foreign private investment, and has sought to establish a broader and more balanced base for economic development. Beginning in 1991, further liberalization of trade and investment in the Philippines has been undertaken in tandem with the deregulation of the financial system, foreign exchange liberalization, tax reforms, acceleration of privatization, enhancement of competition in the provision and operation of public utilities, and deregulation of the oil and power industries. The Government has indicated that these steps are taken in conjunction with conservative fiscal and monetary policies in an effort to accelerate economic growth, contain inflation, create fiscal and external payment surpluses, and increase foreign investor confidence.

     In an attempt to promote macroeconomic stability and sustained growth of income and employment, the Arroyo Administration proposed its Medium-Term Philippine Development Plan for 2001-2004. The plan aims to expand and equalize access to economic and social opportunities, inculcate receptivity to change and promote personal responsibility through its primary policy objectives:

     - comprehensive human development and protecting the vulnerable;

     - good governance and rule of law;

     - agricultural and fisheries modernization; and

     - macroeconomic stability and equitable growth based on free enterprise.

     The principal sectors of the Philippine economy are services, industry and agriculture (including fishery and forestry). At constant market prices, the services sector accounted for 45.8% of Gross Domestic Product ("GDP") in 2002, led by trade (16.3% of GDP) transportation, communications and storage (7.7% of GDP) and private services (7.5% of GDP). The industry sector accounted for 34.5% of GDP at constant market prices in 2002, of which 24.1% of GDP at constant market prices came from manufacturing. The agriculture sector accounted for 19.7% of GDP at constant market prices in 2002.

     In 2002, gross national product ("GNP") grew 4.5% and GDP grew 4.4%, compared with GNP growth of 3.5% and GDP growth of 3.0% for 2001. The increased growth rates are, in part, a result of lower interest and inflation rates, and in the administration's view, reflect the success of its macroeconomic strategy implemented in 2001. The 2002 economic performance is the strongest recorded by the Philippines since the 1997 Asian financial crisis. The first half of 2003 saw continued economic growth, as GNP grew 4.8% and GDP grew 3.9%, compared with GNP growth of 3.3% and GDP growth of 4.0% in the first half of 2002.

     Foreign trade plays a significant role in the Philippine economy. In 2002, exports of goods and services accounted for approximately 45.9% of the country's GNP and imports accounted for approximately 46.4% of GNP. The country's trade strategy emphasizes export promotion. The expansion of export-oriented, labor-intensive manufacturing operations, such as electronics, drove total exports of goods to $34.4 billion in 2002 and produced an average annual export growth rate of 3.9% from 1998 to 2002. Manufactured goods comprise the most important category of the Republic's exports, accounting for 90% of the Republic's exports in 2002. Electronics, machinery and transport equipment and garments have historically been the Republic's leading manufactured exports. Exports of goods in 2002 were $34.4 billion, representing an increase of 10.1% from 2001, largely due to higher export shipments of machinery and transport equipment, clothing and apparel, and electronics.

     The Republic disclosed in early 2003 that the reported current account surplus for 2000, 2001 and 2002 had been overstated due to monitoring problems giving rise to underreported imports. Reflecting the updated import data, the current account for 2000 has been revised to a surplus of $6.3 billion from a previously reported surplus of $8.5 billion, and the current account for 2001 has been revised to a surplus of $1.3 billion from a previously reported surplus of $4.6 billion. At these revised levels, the current account surplus stood at 7.9% and 1.7% of gross national product for 2000 and 2001, respectively. However, the capital and financial account for 2000 has been revised to a net outflow of $4.1 billion from a previously reported net outflow of $6.5 billion, and the capital and financial account for 2001 has been revised to a net outflow of $1.1 billion from a previously reported net outflow of $3.7 billion. As revised, the Republic's balance of payments recorded a surplus of $660 million for 2002, compared to a $192 million deficit for 2001. The year-on-year turnaround was mainly attributed to higher remittances from overseas workers and growth in exports.

     In the first four months of 2003, the Republic's balance of payments recorded a deficit of $519 million, compared to a surplus of $1.9 billion for the first four months of 2002. The reversal was due both to a decrease in the current account surplus, from $1.5 billion in the first four months of 2002 to $342 million in the first four months of 2003, and to a reversal in the capital and financial account, from a surplus of $1.7 billion in the first four months of 2002 to an outflow of $612 million in the first four months of 2003. The current account for the first four months of 2003 declined from the same period in 2002 mainly because of increased imports in preparation for a war in Iraq and a decline in tourism due to the SARS epidemic. The capital and financial account for the first four months of 2003 declined from the first four months of 2002 mainly because of global investor uncertainty and withdrawals of foreign currency by non-residents from Philippine banks.

     The Republic's external debt approved by and registered with Bangko Sentral (which includes banking system debt, public sector debt whether or not guaranteed by the Government and private sector debt) amounted to $55.8 billion as of March 31, 2003, a 3.6% increase from the $53.9 billion as of December 31, 2002. The increase in the first quarter of 2003 resulted mostly from net inflows of foreign exchange to finance the Government's budgetary requirements. In 2002, Bangko Sentral-approved external debt increased 2.9% from the $52.4 billion recorded as of December 31, 2001. The increase in debt in 2002 was due to additional borrowing to settle maturing obligations and finance the Government's budget deficit, as well as upward foreign exchange revaluation adjustments on third-country currency denominated debt resulting from the continued depreciation of the US dollar against third-country currencies. As of December 31, 2002, 73% of the Republic's outstanding direct external debt, which amounted to $25.3 billion, carried fixed rates, while 23% had variable rates. The remaining 4% was non-interest bearing. As of June 30, 2002, the average cost of fixed rate credits was about 6%. For liabilities with floating interest rates, the margin over the applicable base rate ranged from 3.5% to 4.4%. The average interest rates for 91-day Treasury bills decreased from an average of 9.86% in 2001 to 5.43% in 2002, following the decline in global interest rates. As of December 31, 2002, approximately 58% of the Republic's outstanding direct external debt was denominated in US dollars while 33% was denominated in Japanese yen. As of December 31, 2002, multi-currency loans from the World Bank, the International Monetary Fund and the Asian Development Bank accounted for 15.3% of the Republic's external debt.

     On June 12, 2003, Fitch Ratings downgraded the Republic's long-term foreign currency rating from BB+ to BB on the grounds that current and prospective fiscal trends amount to a material deterioration in sovereign creditworthiness, notwithstanding the recent upturn in tax receipts. Fitch also lowered the long-term local currency rating from BBB- to BB+ and changed the outlook on both ratings from negative to stable. Fitch mentioned that the change in outlook reflected Fitch's judgement that broader macro-economic trends remained reasonable with respect to growth, inflation and the current account balance. On April 24, 2003, Standard & Poor's Ratings Service downgraded the Republic's long-term foreign currency rating from BB+ to BB, downgraded the Republic's local currency rating from BBB+ to BBB and revised the long-term ratings outlook from negative to stable. Standard & Poor's emphasized the Government's high fiscal deficit, increased interest payments due to its high debt burden, and heavy reliance on external capital for economic growth. On January 8, 2003, Moody's Investors Service revised its outlook on the Republic's local-currency rating for government bonds from stable to negative, while affirming each of the Republic's foreign currency ratings. Moody's recognized that revenue collections had improved in recent months, but noted that poor revenue collection in prior periods had weakened long-term fiscal prospects.

        SUMMARY ECONOMIC INFORMATION OF THE REPUBLIC OF THE PHILIPPINES

                                                 1998      1999      2000      2001      2002      2003
                                                -------   -------   -------   -------   -------   ------
                                                         (IN BILLIONS, EXCEPT AS INDICATED)(1)
GDP (at current market prices)(2).............  P 2,665   P 2,977   P 3,355   P 3,674   P 4,023   P2,037(3)
GDP (at constant 1985 prices)(2)..............      888       918       973     1,002     1,046      518(3)
GDP per capita (in US dollars at current
  market prices)(2)...........................  $   864   $   992   $   989   $   917   $   970   $  465(3)
GDP (growth rate at constant 1985
  prices)(2)..................................     (0.6)%     3.4%      4.4%      3.0%      4.4%     3.9%(3)
GNP (growth rate at constant 1985
  prices)(2)..................................      0.4%      3.7%      4.8%      3.5%      4.5%     4.8%(3)
Annual increase in consumer price index (1994
  = 100)......................................      9.7%      6.7%      4.4%      6.1%      3.1%     3.3%(4)
Unemployment rate.............................     10.1%      9.8%     11.2%     11.1%     11.4%    12.2%(5)
Total government revenues.....................  P   463   P   479   P   515   P   564   P   567   P  358(6)
Total government expenditures.................      513       590       649       711       778      454(6)
Surplus (deficit) of government...............    (50.0)   (111.7)   (134.2)   (147.0)     (211)     (95)(6)
Public sector borrowing requirement(7)........   (111.3)   (138.0)   (174.6)   (189.8)   (268.3)     N/A(8)
Consolidated public sector financial
  position(9).................................    (83.2)   (100.5)   (151.7)   (147.6)   (231.3)     N/A(8)

                                      1998       1999       2000         2001         2002        2003
                                    --------   --------   --------     --------     --------     -------
                                                     (IN MILLIONS, EXCEPT AS INDICATED)
Goods trade -- exports............  $ 29,496   $ 34,211   $ 37,295     $ 31,243     $ 34,383     $17,068(10)
Goods trade -- imports(11)........   (29,524)   (29,252)   (33,481)(12)  (31,986)(12)  (33,975)(12)  18,571(10)
Services trade -- exports.........    13,917      4,803      3,972        3,148        3,056(13)     954(13)
Services trade -- imports.........   (12,778)    (7,515)    (6,402)      (5,198)      (4,320)     (1,514)(13)
Current transfer (net)............       435        512        437          447          503         210(13)
Current account (deficit).........     1,546      7,219      6,258(11)    1,323(11)    4,197         342(13)
As a percentage of GNP............       2.3%       9.0%       7.9%         1.7%         5.0%        N/A(8)
Total capital and financial
  account.........................  $    478   $ (2,333)  $ (4,119)    $ (1,080)    $ (2,104)    $  (612)(13)
Overall balance of payments
  position........................     1,359      3,586       (513)        (192)         660        (519)(13)
As a percentage of GNP............       2.0%       4.5%      (0.6)%       (0.2)%        0.8%        N/A(8)
Gross international
  reserves(14)....................  $ 10,806   $ 15,107   $ 15,024     $ 15,658     $ 16,180     $16,139(15)

                                              1998       1999       2000       2001       2002     2003
                                            --------   --------   --------   --------   --------   ----
                                                         (IN BILLIONS, END OF PERIOD)(16)
Direct domestic debt of the
  Republic(17)............................  P  850.9   P  978.4   P1,068.2   P1,247.7   P1,471.2    N/A(8)
Direct external debt of the
  Republic(17)............................  $   16.5   $   19.8   $   22.0   $   22.1   $   25.3    N/A(8)
Public sector domestic debt(18)...........  P1,396.2   P2,196.6   P2,542.0   P2,288.3        N/A(8)  N/A(8)
Public sector external debt(19)...........  $   26.9   $   31.8   $   31.5   $   25.1   $   28.0   $29.7(20)

---------------

Sources: National Statistics Office; National Statistical Co-ordination Board; Bureau of the Treasury; Department of Finance, Bangko Sentral.

 (1) Amounts in pesos have been converted to US dollars using the average Bangko Sentral reference exchange rates for the applicable year.

 (2) GDP and GNP figures for 2001 and 2002 have recently been revised. See "GDP and Major Financial Indicators -- Periodic Revisions to Philippine National Accounts."

 (3) First half of 2003.

 (4) Year on year as of July 2003.

 (5) As of April 30, 2003.

 (6) First seven months of 2003.

 (7) Represents the aggregate deficit of the Government, the Central Bank-Board of Liquidators (the "CB-BOL"), the Oil Price Stabilisation Fund and the 14 GOCCs whose debt comprises virtually all the debt incurred by GOCCs (the "14 monitored GOCCs").

 (8) N/A means "not available."

 (9) Comprises the aggregate deficit or surplus of the Government, the CB-BOL's accounts, the 14 monitored GOCCs, the Social Security System (the "SSS"), the Government Service Insurance System (the "GSIS"), Bangko Sentral, the Government financial institutions ("GFIs") and the local government units.

(10) First six months of 2003.

(11) National Statistics Office data was adjusted to: (a) exclude aircraft procured under operating lease arrangements amounting to $542 million for 1996, $45 million 1997 and $136 million for 1998 and (b) include an additional $466 million worth of aircraft imported under capital lease arrangements for 1997.

(12) Represents the final revised numbers released by the Inter-agency Task Force on the Balance of Payments.

(13) First four months of 2003.

(14) Comprises the holdings by Bangko Sentral of gold reserves, foreign investments, foreign exchange and SDRs, including Bangko Sentral's reserve position in IMF at period end.

(15) As of July 31, 2003.

(16) Amounts in original currencies were converted to US dollars or pesos, as applicable, using the Bangko Sentral reference exchange rates at the end of each period.

(17) Represents debt of the Government only, and does not include other public sector debt. Includes direct debt obligations of the Government, the proceeds of which are on-lent to GOCCs and other public sector entities, but excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government.

(18) Represents debt of the Government, the 14 monitored GOCCs, the CB-BOL, Bangko Sentral and the GFIs.

(19) Includes public sector debt whether or not guaranteed by the Government.

(20) As of March 31, 2003.

                          REPUBLIC OF THE PHILIPPINES

HISTORY, LAND AND PEOPLE

     HISTORY. Spain governed the Philippines as a colony from 1521 until 1898. On June 12, 1898, during the Spanish-American War, the Filipinos declared their independence. The United States claimed sovereignty over the Philippines under the 1898 Treaty of Paris, which ended the Spanish-American War, and governed the Philippines as a colony until 1935 when the Philippines became a self-governing commonwealth. On July 4, 1946, the Philippines became an independent republic.

     GEOGRAPHY AND GENERAL INFORMATION. The Philippine archipelago, located in Southeast Asia, comprises over 7,000 islands and a total land area of approximately 300,000 square kilometers. The Republic groups the islands into three geographic regions: Luzon in the north, covering an area of 141,395 square kilometers, Visayas in the center, covering an area of 55,606 square kilometers, and Mindanao in the south, covering an area of 101,999 square kilometers. The Republic is also divided into 15 administrative regions.

     Forests cover approximately 50% of the Philippines and 47% of the country is under agricultural cultivation. In 2002, agriculture, forestry and fishery employed 37.0% of the labor force and provided 4.3% of the Republic's export earnings (including exports of agriculture-based products). The Republic is generally self-sufficient in staple cereals and is a major exporter of certain agricultural products. Manufactured goods comprise the most important category of the Republic's exports, accounting for approximately 90% of the Republic's exports in 2002. Electronics, machinery and transport equipment and garments have historically been the Republic's leading manufactured exports.

     The Republic's population is currently approximately 82 million. The Republic's capital, Manila, located in Luzon, has an estimated population of 1.7 million. The cities of Manila, Pasay, Kalookan, Quezon City, Mandaluyong, Las Pinas, Muntinlupa, Marikina, Pasig and Makati, together with seven surrounding municipalities, make up the National Capital Region or Metro Manila. Metro Manila, the most populous of the administrative regions, has an estimated population of 9.9 million people.

     The majority of Filipinos have Malay ethnic origins. Filipino culture also includes strong Spanish, Chinese and American influences. Filipino is the national language, but English is the primary language used in business, government and education. The population speaks over 80 other dialects and languages, including Chinese and Spanish. Based on a 2000 survey, the Republic's literacy rate is 95%, ranking among the highest in Asia.

     Christianity, primarily Roman Catholicism, is the predominant religion in the Philippines. A significant Muslim minority lives in Mindanao.

GOVERNMENT AND POLITICS

     GOVERNMENTAL STRUCTURE. Since 1935, the Republic has had three Constitutions. The country adopted the current Constitution by plebiscite in February 1987 after the ousting a year earlier of Ferdinand Marcos, who had ruled for 20 years, in favor of Corazon Aquino after a people's uprising. The new Constitution restored a presidential form of government comprised of three branches: executive, legislative and judicial.

     The principal features of each branch are as follows:

     - Executive -- A President, directly elected for a single, six-year term, exercises executive power. If the President dies, becomes permanently disabled or is removed from office or resigns, the Vice President acts as President for the remainder of the term. If the Vice President cannot serve, the President of the Senate or, if he cannot serve, the Speaker of the House of Representatives, acts as President until the election and qualification of a new President or Vice President. The person acting as President for any remaining term may, if elected, serve a six-year term as President.

     In May 1998, the country elected Joseph Estrada as President and Gloria Macapagal-Arroyo as Vice President. In January 2001, after a people's uprising, there was a transition of power to President Arroyo.

     - Legislative -- The Congress, comprised of the Senate and the House of Representatives, exercises the country's legislative authority. The Constitution mandates a Senate of 24 members and a House of Representatives of not more than 250 members, all elected by popular vote. Senators serve for a term of six years and members of the House of Representatives for a term of three years. The country held elections for 13 Senators and all members of the House of Representatives in May 2001. The other 11 Senators were elected in May 1998.

     - Judicial -- The Supreme Court and any lower courts established by law exercise the country's judicial authority. The country's court system is a multi-tiered system of courts of general jurisdiction that includes the Supreme Court and the Court of Appeals. Below these, the Regional Trial Courts, Metropolitan Trial Courts, the Municipal Trial Courts and the Municipal Circuit Trial Courts constitute courts of original jurisdiction.

     Special or administrative tribunals and quasi-courts also exercise judicial functions. Included in this category are constitutional commissions, the Sandiganbayan (the court that handles Government graft and corruption cases) the Court of Tax Appeals, the Shari'ah courts (which handle matters governed by Islamic law) and administrative agencies that handle specialized areas such as labor relations and securities regulation.

     A Chief Justice and 14 Associate Justices constitute the Supreme Court, which supervises all lower courts and related personnel. The Supreme Court and the Court of Appeals may review decisions and rulings of lower courts and quasi-judicial tribunals. The President appoints each Supreme Court or Court of Appeals justice and lower court judge from at least three candidates nominated by the Judicial and Bar Council.

     POLITICAL PARTIES. The Republic's multi-party system currently has several registered political parties. For the May 2001 elections, President Arroyo was supported by the People Power Coalition, which was comprised of the Lakas-NUCD-UMDP, the Liberal Party, Reporma, Promdi, Aksyon Demokratiko and other pro-Arroyo administration parties. In turn, parties identified with former President Estrada formed the Puwersa ng Masa ("Force of the Masses") coalition, which was comprised of the Nationalist People's Coalition, the Laban ng Demokratikong Pilipino, Partido ng Masang Pilipino, the People's Reform Party and the Kilusang Bagong Lipunan (the party organized by the late President Ferdinand Marcos and his political allies).

     ADMINISTRATIVE ORGANIZATION. As of December 31, 2002, the Republic had 17 regions and 43,645 local Government units. Local Government units included 79 provinces, 115 cities, 1,495 municipalities (subdivisions of provinces) and 41,956 barangays (villages, which are the basic units of the political system). Highly urbanized cities function independently of any province, while other cities are subject to the administrative supervision of their home provinces.

     The Government is mainly organized around the 20 departments and department-equivalent agencies of the executive branch, which implement the various programs and projects of the Government. The departments and department-equivalent agencies are in turn organized into sectors.

SECTOR                                                         MAJOR DEPARTMENTS
------                                                         -----------------
Social services...........................  Health; Education, Culture and Sports; Labor and
                                            Employment; Social Welfare and Development

Economic services.........................  Agriculture; Agrarian Reform; Energy; Environment and
                                            Natural Resources; Tourism, Trade and Industry; Public
                                            Works and Highways; Transportation and Communications;
                                            Science and Technology

Defense...................................  National Defense

General public services...................  Foreign Affairs; Finance; Budget and Management;
                                            Interior and Local Government; Justice; National
                                            Economic and Development Authority; Office of the Press
                                            Secretary

Constitutional offices....................  Elections; Audit; Civil Service; Office of the
                                            Ombudsman; Human Rights

Autonomous Region of Muslim Mindanao......  Not applicable

Cordillera Administrative Region..........  Not applicable

     Agencies attached to the various departments perform regulatory, policy formulation and coordination functions.

     The projects and programs in the Autonomous Region of Muslim Mindanao and Cordillera Administrative Region are implemented by various departments from different sectors. The total budget allocated for projects in the Autonomous Region of Muslim Mindanao was P12.1 billion for 2003. The total budget allocated for projects in the Cordillera Administrative Region is P12.0 billion for 2003.

     GOVERNMENT CORPORATIONS. The Government owns or controls a number of corporations that provide essential goods and services and work with the private sector to encourage economic growth and development. Traditionally restricted to basic public services and national monopolies, the number of Government corporations grew from 13 in the 1930s to 301 by 1984. In 1988, the Government launched a reform program to reduce the number of Government corporations, establishing the legal and policy framework for the country's privatization program. See "Privatization -- General."

     Currently, there are approximately 100 Government corporations, including subsidiaries. Each of these corporations is attached to a department for policy and program coordination.

     The Government closely monitors 14 major non-financial Government corporations engaged in various major business activities by recording their individual contribution to the public sector deficit or surplus position and other financial indicators. These 14 corporations and their areas of activity are as follows:

GOVERNMENT CORPORATION                                        BUSINESS ACTIVITY
----------------------                                        -----------------
National Power Corporation..................................  power generation and transmission
Philippine National Oil Company.............................  holding company, power
National Electrification Administration.....................  electric utilities
Metropolitan Waterworks and Sewerage System.................  water utilities
Local Water Utilities Administration........................  water utilities
Philippine Export Zone Authority............................  area development
National Food Authority.....................................  agriculture
National Irrigation Administration..........................  agriculture
Philippine National Railways................................  transportation
Light Rail Transit Authority................................  transportation
Philippine Ports Authority..................................  transportation
National Development Company................................  holding company
National Housing Authority..................................  housing
Home Guaranty Corporation...................................  housing insurance

     As of December 31, 2001, these 14 corporations had aggregate domestic and external debt of P1,140 billion, which comprised virtually all the debt incurred by Government corporations.

     To facilitate the implementation of better business practices, the Government intends to expand its monitoring of Government corporations, including to the National Home Financing Corporation, which provides mortgage financing for low-income housing.

     The Government currently records the contribution to the public sector deficit or surplus, and other financial indicators, of three Governmental financial institutions that provide credit to enterprises in support of public policies including two specialized Government banks -- the Development Bank of the Philippines and the Land Bank of the Philippines. For a description of the Development Bank and the Land Bank, see "-- The Philippine Financial
System -- Structure of the Financial System." The third institution, the Trade and Investment Development Corporation of the Philippines (formerly Philippine Export and Foreign Loan Guarantee Corporation), guarantees foreign currency loans to exporters and contractors. As of December 31, 2001, the monitored Governmental financial institutions had aggregate domestic and external debt of P301.4 billion.

     INTERNATIONAL RELATIONS. The Philippines places a high priority on expanding global trade through a multilateral framework of principles and rules that respect individual countries' policy objectives and levels of economic development. The country's participation in various international organizations, such as the World Trade Organization, the International Monetary Fund ("IMF"), the International Bank for Reconstruction and Development (also known as the World Bank) and the Asian Development Bank, allows it to encourage liberalized trade and investment and to discuss global issues that will affect the Republic's economy.

     The following table shows the Republic's capital participation in, and loans obtained from, major international financial organizations.

              MEMBERSHIP IN INTERNATIONAL FINANCIAL ORGANIZATIONS

                                                                     CAPITAL    CAPITAL       LOANS
NAME OF ORGANIZATION                DATE OF ADMISSION   SUBSCRIBED    SHARE     PAID IN    OUTSTANDING
--------------------                -----------------   ----------   -------   ---------   -----------
                                                  (IN MILLIONS, EXCEPT FOR PERCENTAGES)
International Monetary Fund(1)....    December 1945     SDR 879.9       --     SDR 879.9   SDR 1,052.7
International Bank for
  Reconstruction and
  Development(2)..................    December 1945     $ 6,844.0     0.4%     $    48.9   $   3,353.0
Asian Development Bank(3).........    December 1966     $ 1,142.0     2.4%     $    80.0   $   2,551.5

---------------

(1) As of May 31, 2003; Source: IMF.

(2) As of June 30, 2002; Source: World Bank Annual Report.

(3) As of December 31, 2002; Source: Asian Development Bank Annual Report.

     The Philippines also promotes its economic interests through membership in the following regional organizations:

     - the Association of Southeast Asian Nations ("ASEAN");

     - ASEAN Free Trade Area;

     - South East Asia, New Zealand and Australia Central Banks;

     - South East Asian Central Banks;

     - Asia-Pacific Economic Cooperation; and

     - Executives Meeting of East Asia and Pacific Central Banks.

     RELATIONSHIP WITH THE IMF. The IMF currently maintains a close dialogue with the Government, within the framework of a post-program monitoring arrangement ("PPM"). The PPM involves program assessments that are based on a regular review of economic developments and policies rather than the attainment of specific quantitative targets. This arrangement does not involve a financing component.

     In December 2002, the IMF completed a 10-day review of the Philippine economy as part of the PPM. The IMF emphasized the need for the reduction of the fiscal deficit through increased revenues. In particular, the IMF recommended additional taxes on telecommunications, "sin" products and automobiles, and measures to improve the efficiency of tax collection. The IMF also recommended improvements in energy regulation, including a stronger and more independent Energy Regulatory Commission ("ERC") and the expedited privatization of the National Power Corporation ("NPC"). See "Philippine Economy -- Restructuring of the Electric Power Industry and the Privatization of National Power Corporation".

     In August 2003, the IMF completed its most recent 10-day review of the Philippine economy as part of the PPM. The IMF continued to emphasize the need for measures to reduce the Government fiscal deficit, including structural reforms in the banking sector, improvements in tax collection, improvements in the efficiency of NPC and an increase in basic power rates.

     The next IMF review of the Philippine economy pursuant to the PPM will take place in November 2003, at which time the Government will determine whether it intends to continue the PPM. The Republic will continue to be subject to the IMF's annual Article 4 review, which is standard for all IMF members.

RECENT DEVELOPMENTS

  MILITARY INCIDENT IN MANILA

     On Sunday, July 27, 2003, approximately 300 members of the Armed Forces of the Philippines occupied a luxury apartment complex in Manila's main financial district and threatened to detonate explosives they had planted in the area. The soldiers, who accused the military of corruption and collusion with rebel forces, demanded the resignations of President Arroyo and Defense Secretary Angelo Reyes. The 20-hour standoff ended peacefully when Government negotiators persuaded the soldiers to return to barracks. The next Monday, the Philippine financial markets continued normal operations. However, in the week following the incident, the Philippine Stock Exchange composite index declined by 3.8% to close at 1235.30 on August 1, 2003. As of August 21, 2003, the Philippine Stock Exchange composite index had partially recovered to 1245.34. It is unclear whether or not the incident will have a long-term effect on foreign investment or on the Philippine financial system as a whole.

  SUSPENSION OF BANGKO SENTRAL GOVERNOR

     On August 14, 2003, the Philippine Court of Appeals issued an order suspending Bangko Sentral Governor Rafael Buenaventura and four other central bank officials for one year. The court, reversing an earlier finding of the Office of the Ombudsman (the office mandated under the Constitution of the Republic to investigate and prosecute all complaints of corruption against public officials and government employees), found Mr. Buenaventura "administratively liable of gross neglect of duty" for not performing an adequate investigation in connection with the closure of a commercial bank in 2000. Mr. Buenaventura and the other suspended officials will file motions for reconsideration with the Court of Appeals. The suspensions have not yet taken effect. The Government does not expect the suspensions to affect the operations of Bangko Sentral.

  STATE OF THE NATION ADDRESS

     President Arroyo delivered her latest State of the Nation address on July 28, 2003, one day after the aborted military uprising in Manila. President Arroyo urged Congress to approve pending economic reforms, such as the Transco franchise, legislation to allow farmland to be used as loan collateral, an excise tax on automobiles, and restructuring of the Bureau of Internal Revenue ("BIR").

  FUNDS RELEASED FROM MARCOS ACCOUNTS

     The Supreme Court ruled, on July 15, 2003, that the Government may claim approximately $683 million from frozen Swiss bank accounts of former President Ferdinand Marcos and his family. In its decision, the Supreme Court found that Marcos had illegally acquired the money from the Republic during his 20 years as President. Following the verdict, Swiss authorities have approved the transfer of all but $10 million of the funds to the Government. The Marcos family has filed a motion for reconsideration of the Supreme Court decision, which may delay actual release of the funds. The Arroyo administration has proposed to use the funds to compensate human rights victims of the Marcos administration, fund agrarian land reform, reduce the fiscal deficit and reduce the Republic's debt.

     RENEWED CLOSE TIES BETWEEN THE REPUBLIC AND THE UNITED STATES. In May 2003, President Arroyo visited the United States and received pledges of aid to finance anti-terrorism measures and economic development in Mindanao. During the visit, US President George W. Bush, in recognition of the Republic's support of the US-led war on terrorism, designated the Republic a "major non-NATO ally," which would allow the Republic increased access to US military research and supplies. Commitments made by the Bush administration during President Arroyo's visit include:

     - $30 million in counter-terrorism equipment and training;

     - $30 million in development assistance for Mindanao;

     - $25 million to train and equip an anti-terrorism combat engineering unit;

     - US military support for Philippine military operations against the Abu Sayyaf guerrilla group;

     - initiatives to help reduce transaction fees on remittances from overseas Filipinos; and

     - trade preferences on certain Philippine agricultural products.

     INTERNAL CONFLICT WITH REBEL GROUPS. Over the past three decades, groups of communist rebels and disaffected Muslims in the Republic have periodically fought with Government forces. Armed conflict has continued between the Government and various rebel groups, mainly communist rebels and Muslim separatists.

     Since March 2003, a series of bombings and raids in the southern region of Mindanao have killed almost 100 civilians. In response the AFP launched sustained military offensives against the Moro Islamic Liberation Front ("MILF") and the Abu Sayyaf guerrilla group, both of which the Government holds responsible for the recent attacks. Leaders of the MILF, the largest Muslim separatist group in the Philippines, condemned the recent attacks and denied that they target civilians.

     As part of the Government's response to recent terrorist attacks, a number of anti-terrorism bills have been proposed in Congress. President Arroyo has urged the Congress to pass these bills quickly to give the military and the police increased power in fighting terrorism. The draft bills include, among other items, measures that would improve the state's ability to intercept communications, conduct surveillance, freeze bank accounts, make warrantless arrests and extend detentions.

     As part of the recent heightened cooperation between the Republic and the United States in the campaign against terrorism, the United States has sent troops and military advisers to help the AFP defeat the Abu Sayyaf. In July 2002, the United States and the Republic entered into a sustained military cooperation agreement. Pursuant to the agreement, more than 1,000 US troops have arrived in the Philippines since October 2002 to participate in joint military exercises and to train the AFP in counter-terrorism strategy and tactics. According to the AFP, 5,000 Government soldiers are currently in pursuit of the Abu Sayyaf, and heavy fighting between the AFP and the Abu Sayyaf has continued in Mindanao. According to military officials, fewer than 500 Abu Sayyaf guerrillas remain in Mindanao.

     Philippine and US defense officials are currently negotiating the terms of reference to govern the deployment of additional US troops in Sulu, Mindanao, in an operation known as "Balikatan 03-1." The Government has indicated that US involvement in Sulu will be limited to joint training exercises under the supervision of the Philippine military; however, some Philippine legislators and local Mindanao officials have expressed concern about the possibility of US participation in direct combat against Abu Sayyaf guerrillas.

     In early 2003, fierce fighting resumed between the MILF and the AFP. Clashes, concentrated near a MILF stronghold in southern Mindanao known as the Buliok complex, forced an estimated 40,000 to 80,000 civilians to evacuate their homes. The Philippine National Police believe that the MILF has ties to the Indonesian group Jemaah Islamiah, which is widely believed to be responsible for the terrorist bomb attack in Bali, Indonesia in October 2002 and the hotel bombing in Jakarta, Indonesia in August 2003 (see -- "Terrorist Attacks in the United States and Related Events") and also to be linked to the al-Qaeda terrorist organization. MILF leaders have denied that the group is responsible for the recent terrorist bombings in the Philippines and have denied any link to Jemaah Islamiah or al-Qaeda.

     Formal peace negotiations between the Government and the MILF have been suspended since 2001. However, on July 17, 2003, the Government and the MILF declared an indefinite bilateral cease-fire. To facilitate the peace process, the Government also suspended arrest warrants on several MILF leaders suspected of involvement in recent terrorist attacks in Mindanao. Peace talks between the Government and the MILF, mediated by the Malaysian government, are scheduled to resume in August 2003 in Kuala Lumpur, Malaysia. However, MILF leaders have insisted that Government troops must pull out of the Buliok complex in Mindanao before peace talks can resume. The United States has pledged diplomatic and financial support for the peace negotiations.

     In 2002, the United States and the European Union placed the Communist Party of the Philippines (the "CPP") and the CPP's armed affiliate, the New People's Army (the "NPA"), on their lists of "foreign terrorist organizations." As a result, the United States and European governments have frozen financial accounts linked to these groups and restricted travel of CPP and NPA members in the United States and the European Union. In response to several recent bombings and kidnappings attributed to the CPP, the AFP has initiated a military offensive to end the insurgency. However, the Government continues to be open to peace negotiations with the National Democratic Front ("NDF"), a political organization closely aligned with the CPP and NPA. Since September 2002, formal peace talks between the Arroyo administration and the NDF have been suspended by order of the President. The NDF has announced that it will not participate in peace talks until the United States and the European Union remove the CPP and the NPA from their lists of "foreign terrorist organizations." Despite this development, the Government has begun informal exploratory talks with CPP and NDF leaders in Amsterdam, with the aim of reviving the peace process. The resumption of formal peace negotiations has been deferred, however, amid resumed fighting between the AFP and the NPA, as well as allegations that the NDF and CPP are using the illegal drug trade to finance their operations.

     UNCERTAINTY IN IRAQ AND NORTH KOREA. In April 2003, an international coalition led by the United States defeated the regime of former Iraqi President Saddam Hussein. The victory of the coalition forces in Iraq, followed by the passage of a United Nations resolution to lift economic sanctions on Iraq, has eased much of the previous uncertainty over the stability of international markets and the supply of oil from the Middle East. However, coalition military forces continue to occupy Iraq and a new national government has yet to be formed. The US and coalition governments have not officially stated when they expect to restore political and economic stability to Iraq.

     North Korea's recent announcement that it would reactivate its nuclear weapons program has drawn harsh criticism and further economic sanctions from the United States. It is unclear how any potential military action by or against North Korea or embargoes or sanctions against North Korea will affect the international financial markets or the Philippine economy.

     SEVERE ACUTE RESPIRATORY SYNDROME. In early 2003, the outbreak of Severe Acute Respiratory Syndrome ("SARS") seriously disrupted several Asian economies and impeded global travel and trade. Since February 2003, the disease has spread from China to more than 25 countries around the world; at least 8,400 people have been infected and more than 900 of them have died. Hong Kong, China, Taiwan, and Singapore have been especially hard hit by the disease.

     On May 21, 2003, the World Health Organization ("WHO") lifted its advisory against travel to the Philippines. The WHO noted that there had been no new locally transmitted SARS cases in the Philippines in 20 days, twice the maximum incubation period of the disease. In total, there have been 14 cases of SARS reported in the Philippines, two of them fatal.

     The effect of SARS on the Republic's economic growth was minimal in the first quarter of 2003; however, SARS adversely affected the Republic's GDP and GNP growth in the second quarter of 2003 because of decreased tourism, transportation, and food manufactures caused by fears of the spread of the SARS virus. In April 2003, President Arroyo announced the creation of a P1.5 billion contingency fund to stem a potentially more serious outbreak of SARS in the Philippines. President Arroyo also formed a crisis management team including labor, health, immigration, and military officials. The contingency fund and the crisis management team remain in place. Although the spread of SARS appears to be on the decline, it is impossible to predict the long-term effect of SARS on Philippine public health or on the Philippine economy.

     CHANGES IN THE ARROYO ADMINISTRATION. On December 30, 2002, President Gloria Macapagal-Arroyo announced that she would not seek another term as president. The next presidential election is scheduled to take place in May 2004. In her announcement, President Arroyo explained that she wanted to be unburdened by politics and further concentrate her efforts on her administration's economic reform plans.

     The Secretary for Justice, Hernando Perez, resigned on January 2, 2003, amid allegations that he had extorted money from a Manila congressman. On December 19, 2002, the Presidential Anti-Graft Commission charged Mr. Perez with obstruction of justice for prohibiting the Bureau of Immigration from divulging the travel records of high-ranking government officials, including himself. On January 16, 2003, Simeon Datumanong, former Secretary for Public Works and Highways, officially replaced Mr. Perez as Secretary for Justice.

     In December 2002, President Arroyo announced several changes in her cabinet. In particular, the President replaced Secretary of Socio-Economic Planning Dante P. Canlas with Romulo Neri, former director-general of the Congressional Planning and Budget Office. President Arroyo also announced the replacement of the Secretary of Agriculture, Leandro Montemayor, with Luis Lorenzo, Jr., a former businessman and presidential advisor on job creation, and the replacement of the Secretary of Environment and Natural Resources, Heherson Alvarez, with Elizea Gozun, an environmental consultant.

     The President also re-arranged some of her cabinet members in early 2003. In January 2003, Ignacio Bunye, the President's Press Secretary, was appointed as the President's spokesperson in place of Rigoberto Tiglao, who was named as the President's Chief of Staff. Also in January 2003, Hernani Braganza, Secretary of Agrarian Reform, was appointed as the new Press Secretary. Roberto Pagdanganan, chairman of the Board of Administrators of the Cooperative Development Authority, has been appointed to replace Mr. Braganza as Secretary of Agrarian Reform.

     Although the effect of these recent developments is unclear, the Government does not believe that President Arroyo's decision not to seek re-election or the changes in leadership positions will materially affect the stability or effectiveness of the Arroyo administration.

     TERRORIST ATTACKS IN THE UNITED STATES AND RELATED EVENTS. The evolving response of the United States and other nations to the terrorist attacks of September 11, 2001 in New York City and Washington, D.C. has resulted in continuing political and economic uncertainty and in increased volatility in the world's financial markets. The US-led military action in Afghanistan, which began in October 2001, successfully defeated the Taliban government and weakened the al-Qaeda forces blamed for the September 11 attacks. However, the US government has indicated that al-Qaeda continues to operate in countries around the world and continues to threaten and plan additional terrorist attacks.

     In May 2003, bombings in Casablanca, Morocco and Riyadh, Saudi Arabia killed dozens of civilians and renewed concern over international terrorism by al-Qaeda and affiliated groups. On August 5, 2003, a terrorist bombing of a hotel in Jakarta, Indonesia, killed 12 people and injured 150 others. Also, in October 2002, a terrorist bombing in Bali, Indonesia killed at least 190 people, including many foreign tourists. It is not known whether those responsible for the Bali and Jakarta attacks were connected to al-Qaeda or to previous attacks in the Philippines. In response to the recent attacks, the United States and the United Kingdom have issued advisories against travel to Mindanao, where rebel groups are most active. It is unclear how the Philippine economy or the international financial markets will be affected in the future by terrorism-related events either inside or outside the Philippines.

     POSSIBLE CONSTITUTIONAL CHANGE. In July 2003, the Senate committee on constitutional amendments and revision of laws passed a resolution calling for a constitutional convention after 2004 that could result in various changes to the Philippine Constitution of 1987, including converting the Government to a parliamentary system and changing to a unicameral legislature. However, a majority in the House of Representatives prefers to convene a constituent assembly as the means of effecting constitutional change. In March 2003, the House of Representatives passed a resolution proposing such an assembly. However, the Government does not expect constitutional change to take place in the near term, given the different processes favored by the two legislative bodies.

     CRIMINAL CHARGES AGAINST ESTRADA. Criminal charges for perjury, illegal use of an alias, and plunder filed against former President Joseph Estrada in 2001 by the Ombudsman continue to be tried in the Sandiganbayan, a special court with jurisdiction over criminal and civil cases involving graft and corruption.

     On May 19, 2003, Mr. Estrada filed a motion to dismiss the charges against him, arguing that he is still the legitimate president of the Philippines and immune from prosecution, despite a ruling by the Philippine Supreme Court that Mr. Estrada had effectively resigned from the presidency. On July 29, 2003, the Sandiganbayan rejected with finality Mr. Estrada's motion to dismiss the charge of plunder and related charges against him. The defense is expected to begin presenting its evidence in August 2003.

PHILIPPINE ECONOMY

     OVERVIEW. Like many developing countries after World War II, the Philippines protected local industry from foreign competition through measures such as import tariffs and quotas, hoping to replace imported finished goods with domestically produced goods over time. Successive Governments also intervened in the country's economic affairs by imposing quantitative trade barriers, price controls and subsidies. Initially, the economy grew rapidly, with real GNP growing at an average rate of 5.8% per annum from 1970 to 1980, largely due to increased exports and Government investments. Infrastructure spending increased, and state ownership of commercial enterprises became prevalent. By the early 1980s, however, the country faced ballooning budget deficits, growing levels of foreign and domestic borrowing, rising inflation, climbing interest rates, a depreciating peso, declining investment capital, and slowing economic growth or, at times, a contraction in GDP. The country's unstable political situation during that period, highlighted by the assassination of opposition leader Benigno Aquino in 1983, exacerbated its economic problems.

     The general optimism brought about by the peaceful removal of the unpopular Marcos administration in 1986 helped economic recovery. Real GNP grew by 3.6% in 1986, increasing to 7.2% in 1988 before decelerating to 0.5% in 1991. The deceleration was caused principally by underlying macroeconomic imbalances, compounded by supply bottlenecks, natural disasters, political instability, the global recession and the Persian Gulf crisis.

     The Government of President Corazon Aquino, who came to power in 1986, embarked on a stabilization program aimed at preventing an upsurge in inflation, controlling the fiscal deficit and improving the external current account position. The economy responded favorably to these measures, posting increases in real GNP, investments, private consumption and imports in 1992. The Aquino administration also recognized that the country's economic difficulties in large part resulted from its protectionist policies. The Aquino administration, therefore, initiated reforms to open the economy to market forces and reduce the size and role of the Government in the Philippine economy. The Government of President Fidel Ramos, who assumed office in 1992, accelerated the reform efforts initiated by the Aquino administration.

     Following a review of a number of the policies and programs initiated by previous administrations, the Estrada administration continued many of the financial policies and market-oriented reforms of the Aquino and Ramos administrations.

     After the onset of the Asian economic crisis in mid-1997, the Philippines experienced economic turmoil characterized by currency depreciation, a decline in the performance of the banking sector, interest rate volatility, a significant decline in share prices on the local stock market and a reduction of foreign currency reserves. These factors led to a slowdown in the Philippine economy in 1997 and 1998 with real GDP contracting by 0.6% in 1998. The Philippines' economic performance in 1998 was also adversely affected by the decline in agricultural production caused mainly by the effects of the drought related to the El Nino phenomenon and later the typhoons related to the La Nina phenomenon. In response, the Government adopted a number of policies to address the effects of the Asian economic crisis by strengthening the country's economic fundamentals. In 1999 and 2000, a number of the Philippines' economic indicators showed more favorable results. In 1999, real GNP growth improved to 3.7% while real GDP expanded by 3.4%. The trend continued in 2000 with real GNP growing by 4.8% and GDP growing by 4.4%. In 2001, the real GNP grew by 3.4% and the real GDP grew by 3.2%. The slower pace of economic growth in 2001 was primarily due to the manufacturing sector suffering from weak demand, although the weakness was partially set off by strong agricultural output, a strong services sector and rapid growth in the telecommunications industry.

     The Arroyo administration has prepared a medium-term development plan for 2001 to 2004 to fight poverty and unemployment through more effective governance and improvements in public finances.

     RECENT ECONOMIC DEVELOPMENTS. Economic growth was sustained in 2002 and the first quarter of 2003, although growth momentum slowed due to a series of adverse developments including:

     - the rapid increase in the Government's budget deficit, which was P212.0 billion for the full year 2002 (higher than the original full-year forecast for 2002 of P130 billion, although lower than the fourth quarter revised deficit target of P223 billion), caused by higher than expected expenditures and lower than expected revenue collections from the Bureau of Internal Revenue ("BIR");

     - the ongoing conflict with rebel groups in Mindanao, the conflict with communist rebels, the bombings and bomb threats in the Republic, the terrorist bombing in Bali, Indonesia, uncertainty over effects of the war in Iraq and the response to terrorism by the Government, the United States and other countries; and

     - Fitch Ratings' downgrade of the Republic's long-term foreign currency rating from BB+ to BB and their downgrade of the Republic's long-term local currency rating from BBB- to BB+; Standard & Poor's Rating Service's downgrade of the Republic's long-term foreign currency rating from BB+ to BB, and their downgrade of the Republic's local currency rating from BBB+ to BBB; and Moody's Investors Service's revised outlook on the Republic's long-term foreign currency sovereign credit rating from stable to negative.

     Despite these challenges and the generally weak global conditions, in the first quarter of 2003, yearly GNP growth was 5.6%, compared to 4.3% for the first quarter of 2002, and yearly GDP growth was 4.5%, compared to 3.8% for the first quarter of 2002. The increased growth rates are, in part, a result of lower interest and inflation rates, and in the Government's view reflect the success of the administration's macroeconomic strategy.

     RECENT ECONOMIC INDICATORS. The following table sets out the performance of certain of the Republic's principal economic indicators for the specified periods. Growth in GDP, GNP, inflation, exports, imports and domestic credit growth is indicated on an annualized basis.

                                                              2001   2002   2003
                                                              ----   ----   ----
Real GDP growth (%).........................................   3.0(1)  4.4(1)  3.9(2)
Real GNP growth (%).........................................   3.5(1)  4.5(1)  4.8(2)
Inflation rate (%)..........................................   6.1(3)  3.1(3)  3.3(4)
Unemployment rate (%).......................................  11.1(5) 11.4(5) 12.2(6)
91-day T-bill rate (%)......................................  9.86(3) 5.43(3) 6.37(7)
External position
  Balance of payments ($ million)...........................  (192)   660   (519)(8)
  Trade-in-goods balance/GNP (%)............................  (0.6)   0.5   (2.8)(2)
     Export growth (%)......................................  17.3   10.1    3.4(8)
     Import growth (%)......................................  (4.5)   6.2   14.5(8)
  External debt ($ billion)(9)..............................  52.4   53.9   55.8(2)
  International reserves
     Gross ($ billion)......................................  15.7   16.2   16.1(10)
     Net ($ billion)........................................  11.4   12.8   12.8(10)
     Months of retained imports(11).........................   5.0    4.7    4.5(10)
Domestic credit growth (%)..................................   0.9    4.8    7.8(12)

---------------

 (1) GDP and GNP growth figures for 2001 and 2002 have recently been revised. See "GDP and Major Financial Indicators -- Periodic Revisions to Philippine National Accounts".

 (2) First half of 2003.

 (3) Full year average.

 (4) Year on year as of July 2003.

 (5) Average of the January, April, July and October applicable statistics based on the January, April, July and October labor force surveys for the relevant year.

 (6) As of April 30, 2003.

 (7) Average over the first five months of 2003.

 (8) First four months of 2003.

 (9) Debt approved by and registered with Bangko Sentral, which includes banking system debt and public sector debt, whether or not guaranteed by the Government, and private sector debt.

(10) As of July 31, 2003.

(11) Number of months of average imports of merchandise goods and payments of services and income that can be financed by gross reserves.

(12) Growth from June 2002 to June 2003.

     RECENT ARROYO ADMINISTRATION ECONOMIC POLICY. After announcing that she would not run for re-election, in January 2003, President Arroyo announced that her administration would focus on the provisions of the Medium-Term Philippine Development Plan, originally set out in the National Socio-Economic Summit of 2001. See "-- National Socio-Economic Summit of 2001." In particular, President Arroyo urged Congress to quickly approve the remaining financial and fiscal reforms recommended in the National Socio-Economic Summit of 2001, as well as the absentee voting bill, which would allow overseas Filipinos to vote in national elections, and the dual citizenship bill, which would grant dual citizenship to Filipinos abroad to encourage them to invest in the Philippines.

     In addition, in December 2002, President Arroyo announced the following measures to enhance productivity:

     - increasing government credit for small- and medium-scale enterprises to P10 billion in 2003;

     - forming a new anti-smuggling task force; and

     - improving the oversight system for government procurements.

     NATIONAL SOCIO-ECONOMIC SUMMIT OF 2001. On December 10, 2001, President Arroyo convened the National Socio-Economic Summit of 2001, which included more than 1,000 leaders of Government, business, labor organizations and civil society. President Arroyo called the summit in recognition of new uncertainties arising from the September 11 terrorist attacks on the United States. The Government recognized the immediate need to safeguard jobs and social services, enhance competitiveness and productivity of the economy and strengthen investor confidence by improving peace, order and governance, and remove inefficiencies in agriculture, industry and services. In a speech before Congress on January 14, 2003, President Arroyo called for Congress to speed up passage of a number of these measures.

     The policy initiatives of the summit are summarized in the following table.

PEACE, ORDER AND SECURITY        - Integrate and coordinate intelligence
                                   activities and resources of law enforcement and security agencies; more quickly identify, locate and neutralize kidnap for ransom groups, drug syndicates, terrorists, smugglers, and coup plotters; and improve the reward system for information on these groups; and

                                 - Mobilize the peace and order councils more
                                   actively and organize self-defense units under the supervision of the Department of Interior and Local Government and the Philippine National Police.

FINANCIAL AND FISCAL REFORMS     - Increase tax collection through industry
                                   benchmarking, review of large contract items in the budget, monitoring of local government unit remittances, improved collection of value-added tax and the 2% minimum corporate income tax and indexation of the excise tax;

                                 - Combat smuggling by strictly implementing
                                   seizure orders and stopping issuances by Government agencies of documents legitimizing smuggling and other measures to combat smuggling;

                                 - Facilitate the recovery of the financial
                                   sector and enhance access to credit through the Special Purpose Vehicle Act, the Securitization Act, new legislation removing documentary stamp taxes on secondary trading transactions, amendments to the Bangko Sentral and Philippine Deposit Insurance Corporation charters, the Corporate Recovery Act and the Personal Equity Retirement Act; and

                                 - Enhance private sector access to official
                                   development assistance for
                                   Build-Operate-Transfer projects, railway and other infrastructure projects and education institutions.

AGRICULTURE                      - Use hybrid and certified seeds in rice and
                                   corn production and facilitate marketing contracts between agricultural producers and business corporations;

                                 - Ensure adequate financing of the Government
                                   fund set up to increase agricultural
                                   competitiveness;

                                 - Reform lending procedures at the Land Bank of
                                   the Philippines to increase the number of agricultural loans; and

                                 - Maintain budgeted funding for programs on
                                   agriculture, fisheries, indigenous peoples, agrarian reform, community-based forest management and watershed protection and management.

TRADE AND INDUSTRY               - Rationalize the country's investment
                                   incentives scheme to match those of other
                                   Asian nations and ensure that appropriate incentives will be granted to information technology services;

                                 - Support small and medium enterprises by
                                   streamlining business documentation
                                   requirements, strengthening the guarantee fund system and developing on-line credit application;

                                 - Promote micro-finance banks; and

                                 - Modernize the cargo transport system by
                                   reviewing existing legislation and passing new legislation on air cargo liberalization.

TOURISM-RELATED INDUSTRIES       - Rechannel 40% of travel tax collections to
                                   tourism-related projects and programs;

                                 - Liberalize visa requirements and fees for
                                   Chinese tourists;

                                 - Allow for an automatic increase in frequency
                                   of flights once a carrier's current flights achieve a 70% load factor; and

                                 - Promote domestic and international tourism.

TELECOMMUNICATIONS AND
INFORMATION
TECHNOLOGY                       - Expand broadband services and other
                                   telecommunications facilities in industrial parks and regional centers to develop and encourage e-commerce and e-business;

                                 - Implement an e-development program for small,
                                   micro and medium enterprises; and

                                 - Modify the implementing rules and regulations
                                   of the Build-Operate-Transfer Law to address specific requirements of information technology projects.

LABOR AND EMPLOYMENT             - Provide employment facilitation services such
                                   as job matching and referrals, guidance
                                   counseling and livelihood and
                                   entrepreneurship development;

                                 - Implement a job corps program by January 2002
                                   to promote, among other things,
                                   entrepreneurship among workers and generate local jobs and facilitate overseas employment; and

                                 - Conduct skills training, retraining and
                                   upgrading to equip workers with new
                                   technology skills.

INFRASTRUCTURE                   - Identify solid waste disposal projects in
                                   Metro Manila and other cities;

                                 - Reduce traffic congestion in Metro Manila and
                                   other cities; and

                                 - Generate employment through labor-based
                                   construction methods, especially for small rural infrastructure projects.

HOUSING                          - Streamline the issuance of housing permits
                                   and clearances and monitor compliance with the reformed processes;

                                 - Promote rent-to-own and similar schemes; and

                                 - Index "sin" taxes and earmark P5 billion of
                                   the Government's share of those taxes to subsidize a targeted socialized housing program.

HEALTH AND OTHER SOCIAL
SERVICES                         - Expand the National Health Insurance Program
                                   and accelerate the rollout of the indigent health program;

                                 - Reduce by one half the prices as of July 2002
                                   of medicine commonly used by the poor by increasing the number and type of distribution points; and

                                 - Pass legislation on domestic violence and
                                   anti-trafficking of women.

     A monitoring body composed of presidential advisers and assistants provides quarterly status reports on the above action items to the Legislative-Executive Development Advisory Council.

     PRIVATIZATION. The Government has privatized a number of Government corporations. The country's privatization program has broadened the ownership base of Government assets and developed the domestic capital markets.

     Before 2001, the Committee on Privatization, an executive office under the office of the President chaired by the Secretary of Finance, oversaw the Government's privatization program. The Committee was responsible for formulating privatization policies and guidelines, identifying disposable assets, monitoring progress and approving the price for and the buyers of the assets. The marketing of assets was handled by disposition entities, including the Asset Privatization Trust, the Presidential Commission on Good Government and the National Development Company. The division of responsibilities between the Committee on Privatization and the disposition entities served as a check and balance mechanism and enhanced transparency.

     The terms of the Committee on Privatization and the Asset Privatization Trust expired on December 31, 2000. Since January 1, 2001, the Privatization Council has been responsible for the privatization of the remaining Government corporations scheduled to be privatized. The Privatization Council, a policy-making body, is chaired by the Secretary of Finance and includes representatives from the Department of Tourism, The Department of Trade and Industry, the Department of Budget and Management, the Department of Justice, the National Economic and Development Authority, the National Treasury and the Presidential Commission on Good Government. Along with the Privatization Council, there are two new disposition entities, the Land Bank of the Philippines, which is responsible for the disposition of the financial assets previously held by the Asset Privatization Trust, and the Privatization and Management Office, which is responsible for the disposition of physical assets. All disposition entities must submit their privatization plans to the Privatization Council for its review and approval and file a report containing the results of each privatization transaction.

     The following table summarizes the Government's principal privatizations to date:

                                                                          GOVERNMENT       GROSS
                                                                          OWNERSHIP    PRIVATIZATION
                                                        YEAR OF SALE      AFTER SALE    PROCEEDS(1)
                                                      -----------------   ----------   -------------
                                                                      (IN BILLIONS)
International Corporate Bank........................         1987; 1993       0.0%         P 2.2
Union Bank of the Philippines.......................   1988; 1991; 1992      13.0            1.3
Philippine National Bank............................  1989; 1992; 1995;
                                                             1996; 2000      16.0(2)         6.5
Philippine Plaza Holdings...........................               1991       0.0            1.5
Manila Electric Company.............................   1991; 1994; 1997      30.0(3)        16.3
Philippine Airlines.................................               1992       1.0(2)        10.7
Petron Corporation..................................         1993; 1994      40.0           25.0
National Steel Corporation..........................         1994; 1997      12.5           17.1
Paper Industries Corporation of the Philippines.....               1994       8.0            2.4
Philippine Shipyard and Engineering Corporation.....               1994       9.0            2.1
Fort Bonifacio Development Corporation..............               1995      45.0           39.2
Metropolitan Waterworks and Sewerage System.........               1997        --(4)          --(4)
Philippine Associated Smelting and Refining Corp....               1999       4.3            3.3
Philippine Phosphate Fertilizer Corporation.........               2000       0.0            3.1

---------------

Source: Privatization Council.

(1) Net remittances to the Government upon the privatization of its assets are, in certain circumstances, less than the gross proceeds from the sale of such assets, based on agreements between the Government and the privatized entities.

(2) Government's ownership was diluted in 2001 by a pre-emptive rights offering.

(3) Government ownership includes ownership by agencies and Government financial institutions.

(4) The privatization of Metropolitan Waterworks and Sewerage System involved awarding two 25-year concessions to rehabilitate, expand and operate the system. Over the term of the concessions, the concessionaires are required to make improvements in water services, sewerage services, and interconnection facilities, and to pay concession fees to the Metropolitan Waterworks and Sewerage System. The estimated cost of the required improvements is $7.0 billion, which is expected to be incurred over the 25-year concession period.

     As of May 31, 2002, 26 Government corporations, 144 assets handled by the Privatization and Management Office and certain personal property assets held by the Presidential Commission on Good Government were scheduled for privatization. With the initial privatization phase approximately 80% complete, during 2003 the Government plans to focus on selling its remaining shares in Manila Electric Company ("Meralco"), fully privatizing the Philippine National Bank, privatizing the Philippine National Construction Corporation, disposing of certain assets held by the Presidential Commission on Good Government and selling the International School of Manila property. The current economic slowdown, however, may, in the near term, affect investors' propensity to invest, or the prices that they are willing to pay for the Government's assets, which would thereby reduce the proceeds received from any privatized assets. In the medium term, the Government plans to privatize the National Power Corporation, PNOC Energy Development Corporation, the International Broadcasting Corporation, Food Terminal Inc. and the Philippine Postal Corp. In the long term, the Government intends to establish public-private partnerships to provide social services, especially in the health, education and pension sectors, and also intends to prioritize selected Government corporations. The Government has also encouraged "build-operate-transfer" arrangements and other initiatives to enable the private sector to meet more of the infrastructure needs, especially in the power, water, transportation and telecommunications sectors.

     In 2002, remittances to the National Treasury from privatizations amounted to P1.5 billion, significantly lower than the original privatization proceeds target for 2002 of P5 billion, because of significant delays in the privatization of National Power Corporation and the reduction of value of Meralco.

     Restructuring of the Electric Power Industry and the Privatization of National Power Corporation. On June 8, 2001, the Electric Power Industry Reform Act of 2001 (the "EPIRA" or the "Act") was signed into law by President Gloria Macapagal-Arroyo. The Act became effective on June 26, 2001. The EPIRA provides a legal framework for the restructuring of the electric power industry and for the privatization of NPC. On February 27, 2002, pursuant to the EPIRA, the Joint Congressional Power Commission (the "JCPC") approved the implementing rules and regulations (the "IRRs") which now govern the restructuring of the electric power industry and the privatization of NPC. The privatization of NPC will occur following (i) the restructuring of the electric power industry's various sectors, (ii) the creation of a new regulatory framework for the electric power industry, (iii) the establishment of certain transition mechanisms to minimize economic dislocation, and (iv) the establishment of various open market devices to promote free and fair competition.

     The EPIRA mandates that the power industry be restructured to comprise four sectors -- generation, transmission, distribution and supply. Under the EPIRA, the Energy Regulatory Commission ("ERC") is the primary governmental agency responsible for overseeing the power industry, and the Department of Energy ("DOE") and JCPC perform supervisory roles. To allow the industry to adjust to a market-oriented setting, and to help mitigate adverse economic consequences of the restructuring, the EPIRA contains transition mechanisms dealing with, among other issues, supply contracts, independent power producer ("IPP") contracts, and "stranded costs" that NPC will not be able to dispose of in the privatization.

     To reorganize NPC's assets and liabilities, the EPIRA provides for the creation of two disposition entities:

     - the Power Sector Assets and Liabilities Management Corporation ("PSALM"), which will take ownership of all of NPC's existing generation assets, liabilities, real estate, and other disposable assets, as well as certain IPP contracts; and

     - the National Transmission Corporation ("Transco"), an entity wholly owned by PSALM, which will assume NPC's electricity transmission assets.

     NPC's generation assets will be privatized by PSALM through an open and transparent public bidding process. PSALM will also coordinate the privatization of NPC's transmission assets through concession contracts, while NPC's sub-transmission assets will be operated and maintained by Transco until their sale to qualified distribution utilities. NPC will continue to operate the generation assets after they are transferred to PSALM, pursuant to an operations and maintenance agreement, until they are sold. NPC is still negotiating the operations and maintenance agreement with PSALM.

     Issues Relating to the Purchased Power Adjustment and the Universal
Charge. The Purchased Power Adjustment ("PPA"), an automatic cost adjustment mechanism, historically allowed NPC to pass on increased costs associated with its US dollar obligations under its contracts with IPPs. President Arroyo, by presidential directive, reduced the current average PPA charge from P1.25 per kWh to P0.40 per kWh, effective May 8, 2002. The ERC, through an order issued on September 6, 2002, affirmed the presidential directive. Since late September 2002, NPC has deferred recovery of the PPA charge, in connection with the unbundling of its transmission and generation rates. In addition, the PPA has been replaced by the Generation Rate Adjustment Mechanism ("GRAM"). In May 2003, the ERC set revised generation rates under the GRAM which were, overall, lower than the rates NPC had requested. NPC expects that the current rates under the GRAM, if not subsequently revised by the ERC, will significantly impair NPC's future operating revenues.

     Under the EPIRA, a "Universal Change" is to replace the existing rate adjustments. The Universal Change, which will not be limited to NPC's customers, is intended to pay for NPC's remaining debt and contract obligations that will not be liquidated by proceeds from NPC's privatization. While the Arroyo administration has announced that the Universal Charge needs to be implemented as a matter of policy, various members of Congress and of the public continue to oppose the imposition of any Universal Charge. If the Universal Charge is significantly lower than the expected P0.40 per kWh, or if it is eliminated, NPC's financial condition will continue to deteriorate and NPC will need to obtain additional financing to continue operations.

     Other Rate Reductions Affecting NPC's Revenues. In addition to the reduction of the PPA from P1.25 per kWh to P0.40 per kWh mandated by the President in May 2002 and affirmed by the ERC in September 2002, the following reductions in NPC's basic electricity rates have been imposed:

     - The EPIRA. The EPIRA mandated an overall rate decrease of P0.30 per kWh in June 2001.

     - ERC Orders. In June 2002, the ERC, in connection with NPC's unbundling rate petition, denied NPC's request to revise NPC's rates upward by P0.17 per kWh, and instead ordered NPC to reduce NPC's rates by P0.07 per kWh before September 26, 2002. On September 6, 2002, the ERC ordered NPC to disregard its June 2002 ruling and to reduce generation rates by P1.10 per kWh in Visayas, P0.27 in Luzon and P0.40 in Mindanao. NPC filed a motion for reconsideration and clarification of this order. The ERC has ordered that NPC implement the revised generation rate for the Visayas grid pending resolution of NPC's motion for reconsideration. NPC could face fines of up to P50 million if it does not comply with this order. In late September 2002, NPC's transmission and generation rates were unbundled. In connection with this unbundling, the ERC further lowered NPC's generation rates in September 2002. In April 2003, NPC filed an application with the ERC to recover fuel and purchased power costs under the GRAM. However, the generation rates the ERC set in May 2003, in response to NPC's application, are significantly lower than the rates NPC had requested, and NPC has filed for a motion for reconsideration of the revised rates with the ERC. In addition, if the rates approved by the ERC under the GRAM do not allow NPC to pass on the costs associated with the generation of electricity, NPC's future operating revenues could be adversely affected. On May 29, 2003, the ERC promulgated new rules on transmission rates. While NPC cannot predict its transmission rates under the new rates, NPC expects the revised rates, which incorporate a performance-based rate setting methodology, will not be materially different from NPC's current transmission rates.

     For the year ended December 31, 2002, NPC received approximately P3.9 billion from the Government to finance its debt service requirements. NPC has not yet repaid this amount to the Government. In addition, NPC anticipates that it will need $1.9 billion in financing to cover its total cashflow deficit for 2003. In 2003, NPC has so far received $650 million in funds either guaranteed or lent directly by the Government. There is no assurance that NPC will be able to raise the funds needed to meet all of its obligations. To the extent that NPC cannot raise such funds, it will be necessary for the Republic to provide NPC with the sufficient capital to meet its obligations. The Republic will have to borrow such capital or use its international reserves for these purposes.

GDP AND MAJOR FINANCIAL INDICATORS

     GROSS DOMESTIC PRODUCT. Gross domestic product, or GDP, measures the market value of all final goods and services produced within a country during a given period and is indicative of whether the country's productive output rises or falls over time. By comparison, gross national product, or GNP, measures the market value of all final goods and services produced by a country's citizens during a given period, whether or not the production occurred within the country.

     Economists show GDP and GNP in both current and constant market prices. GDP and GNP at current market prices values a country's output using the actual prices of each year, whereas GDP and GNP at constant market prices (also referred to as "real" GDP and GNP) values output using the prices from a base year, thereby eliminating the distorting effects of inflation. Growth figures for GDP and GNP in this prospectus are year-on-year comparisons of real GDP and real GNP, respectively.

     RECENT RESULTS. In the first half of 2003, GNP grew by 4.8% (compared to growth of 3.3% in the first half of 2002), and GDP grew by 3.9% (compared to growth of 4.0% in the first half of 2002).

     In the first quarter of 2003, GNP grew by 5.1% and GDP grew by 4.5%, compared to GNP growth of 4.3% and GDP growth of 3.8% in the first quarter of 2002. The service sector led the first quarter 2003 expansion, growing by 5.5%. Growth in the service sector was due mainly to significant growth in consumer banking, insurance, communications and information technology services. Trade growth arising from modest inflation also spurred growth in the services sector. The industry sector grew by 4.1%, with continued growth in the mining and quarrying and manufacturing subsectors, offset by a decline in construction due to cutbacks in government projects. The agriculture, fishery and forestry sector posted growth of 2.9% compared to 4.8% growth for the first quarter of 2002. The relative slowdown in agriculture, fishery and forestry was due mainly to declines in palay production and fishing caused by the El Nino weather phenomenon.

     In the second quarter of 2003, GDP grew by 3.2% (compared to growth of 4.1% in the second quarter of 2002) and GNP grew by 4.5% (compared to growth of 2.3% in the second quarter of 2002). All three sectors of the economy had lower growth in the second quarter of 2003 than in the second quarter of 2002. The service sector grew by 5.0%, the industry sector grew by 1.7% and the agriculture, fishery and forestry sector grew by 1.6% in the second quarter of 2002. Growth in the service sector was mainly due to sustained growth in wireless communications, land transport, financial services and health services, which offset a slowdown in the growth of air transport, tourism, trade and government services. In the industry sector, sustained growth in mining and quarrying was offset by further contraction in construction (mainly due to reductions in government spending) and a slowdown in growth in manufacturing (particularly manufactures of electrical machinery, transport equipment, and metal). In the agriculture, fishery and forestry sector, the El Nino weather phenomenon and two typhoons reduced growth from the previous year. In particular, sustained growth in sugarcane production and the fishery subsector offset significant declines in rice and corn production.

     In 2002, GNP grew 4.5% and GDP grew 4.4%, compared with GNP growth of 3.5% and GDP growth of 3.0% for 2001. The increased growth rates are, in part, a result of lower interest and inflation rates, and, in the administration's view, reflect the success of the administration's macroeconomic strategy implemented in 2001.

     All production sectors showed better than expected growth in 2002: the service sector grew by 5.5%, the industry sector grew by 3.7% and the agriculture, fishery and forestry sector grew by 3.3%. All subsectors of the service sector showed growth in 2002, particularly the transportation, communications and storage sector, which grew 8.9% primarily because of increased computerized operations for Government services, and trade, which grew 5.8% primarily because of increased regional operations by the large domestic retailers. Growth in the private services (5.5%), finance (3.4%) and ownership of dwellings and real estate (1.7%) subsectors also contributed to the upbeat performance of the service sector (though finance and real estate have yet to regain their pre-1997 performance levels).

     The following tables present the GDP of the Philippines by major sector at both current and constant market prices.

                    GROSS DOMESTIC PRODUCT BY MAJOR SECTORS
                           (AT CURRENT MARKET PRICES)

                                                                               FIRST      PERCENTAGE
                                                                                SIX         OF GDP
                                                                               MONTHS    -------------
                         1998       1999     2000(1)    2001(1)    2002(1)      2003     1998    2002
                       --------   --------   --------   --------   --------   --------   -----   -----
                                             (IN BILLIONS, EXCEPT AS INDICATED)
Agriculture, fishery
  and forestry.......  P  451.6   P  510.5   P  528.9   P  548.7   P  592.1   P  279.9    16.9%   14.7%
                       --------   --------   --------   --------   --------   --------   -----   -----
Industry sector
  Mining and
    quarrying........      20.1       18.0       21.8       21.7       33.5       20.0     0.8     0.8
  Manufacturing......     582.9      644.0      745.9      831.6      915.2      463.1    21.9    22.8
  Construction.......     157.4      162.9      217.2      222.1      235.4      105.5     5.9     5.9
  Electricity, gas
    and water........      78.0       86.1       92.5      116.3      124.1       71.5     2.9     3.1
                       --------   --------   --------   --------   --------   --------   -----   -----
    Total............     838.4      911.1    1,082.4    1,191.7    1,308.2      660.1    31.5    32.5
Service sector
  Transportation,
    communications
    and storage......     139.7      159.3      199.0      247.6      276.9      150.3     5.2     6.9
  Trade..............     361.2      419.3      473.0      517.6      556.3      274.8    13.6    13.8
  Finance............     130.3      141.6      149.1      160.1      170.5       91.9     4.9     4.2
  Ownership of
    dwellings and
    real estate......     189.3      208.9      220.9      236.7      252.9      133.4     7.1     6.3
  Private services...     280.6      335.4      381.6      433.7      484.9      256.7    10.5    12.1
  Government
    services.........     274.1      290.8      319.8      337.7      380.9      189.4    10.3     9.5
                       --------   --------   --------   --------   --------   --------   -----   -----
    Total............   1,375.0    1,555.3    1,743.4    1,933.2    2,122.3    1,096.6    51.6    52.8
                       --------   --------   --------   --------   --------   --------   -----   -----
Total GDP............  P2,665.1   P2,976.9   P3,354.8   P3,673.7   P4,022.7    2,036.7   100.0%  100.0%
                       ========   ========   ========   ========   ========   ========   =====   =====
Total GNP............  P2,802.1   P3,136.2   P3,566.1   P3,918.7   P4,290.2
Total GDP (in
  billions of US
  dollars)(2)........  $   65.2   $   76.2   $   76.0   $   72.0   $   78.0   $   38.1
GDP per capita (in US
  dollars)(2)........  $  864.0   $  992.0   $  988.7   $  916.8   $  969.5   $  465.2

---------------

Source: National Statistical Coordination Board.

(1) The GDP figures for 2000, 2001 and 2002 have recently been revised. See "-- Periodic Revisions to Philippine National Accounts".

(2) Calculated using the average exchange rate for the period indicated. See "-- Monetary System -- Foreign Exchange System."

                    GROSS DOMESTIC PRODUCT BY MAJOR SECTORS
                         (AT CONSTANT MARKET PRICES(1))

                                                                                                 PERCENTAGE
                                                                                    FIRST SIX      OF GDP
                                                                                     MONTHS     -------------
                               1998       1999     2000(2)    2001(2)    2002(2)      2003      1998    2002
                             --------   --------   --------   --------   --------   ---------   -----   -----
                                                    (IN BILLIONS, EXCEPT AS INDICATED)
Agriculture, fishery and
  forestry.................  P  173.2   P  184.5   P  192.5   P  199.6   P  206.2   P  101.0     19.5%   19.7%
                             --------   --------   --------   --------   --------   --------    -----   -----
Industry sector
  Mining and quarrying.....      10.6        9.7       10.7       10.1       15.3        8.9      1.2     1.5
  Manufacturing............     221.2      224.7      237.3      244.1      252.6      123.4     24.9    24.1
  Construction.............      51.8       51.0       64.4       61.2       59.2       25.1      5.8     5.7
  Electricity, gas and
    water..................      30.3       31.3       32.6       32.8       34.2       17.5      3.4     3.3
                             --------   --------   --------   --------   --------   --------    -----   -----
    Total..................     313.9      316.7      345.0      348.2      361.2      174.9     35.4    34.5
Service sector
  Transportation,
    communications and
    storage................      58.6       61.7       68.2       74.2       80.8       42.4      6.6     7.7
  Trade....................     138.6      145.4      152.9      161.5      170.8       82.7     15.6    16.3
  Finance..................      45.4       46.3       46.7       47.3       48.9       25.8      5.1     4.7
  Ownership of dwellings
    and real estate........      48.1       48.4       48.3       48.1       48.9       25.3      5.4     4.7
  Private services.........      63.9       67.6       70.9       74.0       78.0       39.6      7.2     7.5
  Government services......      46.2       47.7       48.5       48.9       51.2       26.1      5.2     4.9
                             --------   --------   --------   --------   --------   --------    -----   -----
    Total..................     400.9      417.0      435.5      454.0      478.7      241.9     45.2    45.8
                             --------   --------   --------   --------   --------   --------    -----   -----
Total GDP..................  P  888.0   P  918.2   P  973.0   P1,001.7   P1,046.1   P  517.8    100.0%  100.0%
                             ========   ========   ========   ========   ========   ========    =====   =====
Total GNP..................  P  934.5   P  969.3   P1,036.4   P1,073.1   P1,121.0   P  559.2
Yearly growth in GDP.......      (0.6)%      3.4%       4.4%       3.0%       4.4%       3.9%
Yearly growth in GNP.......       0.4%       3.7%       4.8%       3.5%       4.5%       4.8%

---------------

Source: Economic and Social Statistics Office; National Statistical Coordination Board.

(1) Based on constant 1985 prices.

(2) The GDP figures for 2000, 2001 and 2002 have recently been revised. See "-- Periodic Revisions to Philippine National Accounts".

     The following table shows the percentage distribution of the country's GDP at constant 1985 prices.

             DISTRIBUTION OF GROSS DOMESTIC PRODUCT BY EXPENDITURE
                         (AT CONSTANT MARKET PRICES(1))

                                                         1998    1999    2000    2001    2002
                                                         -----   -----   -----   -----   -----
Personal consumption...................................   79.7%   79.1%   77.3%   77.8%   77.5%
Government consumption.................................    7.9     8.2     8.2     7.5     7.4
Capital formation
  Fixed capital........................................   23.1    21.8    22.2    23.1    22.6
  Changes in stocks....................................   (0.9)   (0.8)   (0.1)    1.3    (0.1)
                                                         -----   -----   -----   -----   -----
     Total capital formation...........................   22.2    21.0    22.1    24.4    22.5
Exports of goods and services..........................   41.4    41.5    45.8    43.0    42.6
Imports of goods and services..........................  (54.5)  (51.3)  (50.4)  (50.7)  (50.9)
Statistical discrepancy................................    3.3     1.5    (2.9)   (1.9)    0.9
                                                         -----   -----   -----   -----   -----
Total..................................................  100.0%  100.0%  100.0%  100.0%  100.0%
                                                         =====   =====   =====   =====   =====

---------------

Source: Economic and Social Statistics Office; National Statistical Coordination Board.

(1) Based on constant 1985 prices.

     Periodic Revisions to Philippine National Accounts. The National Statistical Coordination Board ("NSCB") releases quarterly data on the Republic's national accounts, which include GDP and GNP. Under NSCB policy, GDP and GNP data for a particular quarter are revised the following quarter, and thereafter in May of each year. Quarterly GDP and GNP estimates are considered "final" after three years. However, NSCB may still revise the "final" estimates whenever NSCB undertakes an overall revision of the national accounts. The most recent overall revision was completed in 1990, and the next overall revision is scheduled for 2004.

     Revisions in the Republic's national accounts are normally due to the availability of new or more complete data, receipt of revised data from original sources, and inclusion or exclusion of emerging or closed industries. During the years 1997-2002, the averages of the revisions to the NSCB's quarterly growth rates for GDP and GNP have been -0.03% and -0.18%, respectively. The NSCB has traditionally followed the 1968 United Nations System of National Accounts ("UNSNA"), and it is currently in the process of incorporating certain recommendations of the 1993 UNSNA.

     In May 2003, the NSCB revised GDP and GNP figures for 2000, 2001, and 2002. The May 2003 revisions reflected the ongoing implementation of the 1993 UNSNA, as well as revisions in the following source data:

     - balance of payments and merchandise imports;

     - forestry production;

     - agricultural production;

     - mineral production;

     - construction; and

     - deployment of overseas foreign workers.

     The May 2003 revisions resulted in a slight decrease in the growth rates previously reported for the years 2001 and 2002. However, because the Republic's national accounts for the year 1999 and earlier have not been recently revised, the growth rates for 2000 were not revised in May 2003. The growth rates for 2000 may not, therefore, be comparable in all respects to those for 2001 and 2002.

     To ensure the accuracy of the GDP and GNP growth rates for 2000 and earlier, the NSCB plans to recalculate the national accounts for years prior to 2000 in a manner consistent with the May 2003 revisions to the national accounts of 2000, 2001, and 2002. The process of revising the data for earlier years will begin in September 2003, and will continue in conjunction with the overall revision in the national accounts scheduled for 2004. Therefore, GDP and GNP estimates that are currently considered "final" may be subject to further material change.

PRINCIPAL SECTORS OF THE ECONOMY

 AGRICULTURE, FISHERY AND FORESTRY

     Agriculture. The country's principal agricultural products include cereals, such as rice and corn, both of which are cultivated primarily for domestic use, and crops, such as coconuts, sugar cane and bananas, produced for both the domestic market and export. The Philippines' diverse agricultural system contains many coconut plantations farmed by agricultural tenants and workers, sugar haciendas farmed either under labor administration or by tenants, and large "agro-business" plantations devoted mainly to non-traditional export crops such as bananas and pineapples. Rice, corn and coconuts each account for approximately one-quarter of the country's cultivated area. The country occasionally needs to import rice and corn.

     Fishery. The Philippines' fishing industry contributes significantly to the country's foreign exchange earnings. Pollution of coastal waters as a result of population growth, mining activities and wasteful fishing methods have damaged the marine and inland resources in some areas in recent years, leading to decreases in production.

     Forestry. The country's forests, one of the Philippines' main natural resources, contain a large quantity of hardwood trees. Over the years population growth, shifting cultivation, illegal logging and inadequate reforestation depleted the forests, leading to a Government-imposed total ban on logging activity in virgin forests and the subsequent continuing decline of the forestry subsector.

     Recent Results. The agriculture, fishery and forestry sector grew by 3.3% in 2002 compared to growth of 3.7% in 2001 at constant market prices, due to the positive performance of both the agriculture and fishery subsectors, offsetting the decrease in the forestry subsector. The agriculture and fishery industry subsectors grew by 3.7% in 2002 compared to growth of 4.9% in 2001. In addition to favorable weather conditions, the Government's revitalized support for agriculture through various means, including the distribution of certified seeds, rehabilitation of irrigation facilities and the use of modern equipment, especially in the fishery subsector, contributed to the growth in the agriculture and fishery subsectors. The forestry subsector contracted by 66.4% in 2002, following a 27.3% contraction in 2001. For 2002, the agriculture, fishery and forestry sector contributed 19.7% to the total GDP growth rate of 4.4%.

 INDUSTRY SECTOR

     The sector comprises, in order of importance, manufacturing, construction, electricity, gas and water and mining and quarrying. The sector contributed approximately 35.4% of GDP in 1998 and 34.5% in 2002, at constant market prices. The sector grew by 3.7% in 2002 compared to 0.9% in 2001, with the slower growth mainly due to the global economic slowdown. In 2002, the industry sector grew by 3.7%. The growth in 2002 was driven by improvements in all subsectors.

     Manufacturing. The country's manufacturing subsector comprises three major industry groups:

     - consumer goods, including the food, footwear and garment industries;

     - intermediate goods, including the petroleum, chemical and chemical product industries; and

     - capital goods, including the electrical machinery and electronics industries.

     The following table presents, at constant market prices, the gross value added, which equals the value of sales minus the cost of raw material and service inputs, for the manufacturing sector by industry or industry group.

              GROSS VALUE ADDED IN MANUFACTURING BY INDUSTRY GROUP
                         (AT CONSTANT MARKET PRICES(1))

INDUSTRY/INDUSTRY GROUP                    1998       1999       2000       2001       2002
-----------------------                  --------   --------   --------   --------   --------
                                                            (IN MILLIONS)
Food manufactures......................  P 78,744   P 83,049   P 84,590   P 88,227   P 95,010
Beverage industries....................     9,003      8,896      9,175      8,820      8,907
Tobacco manufactures...................     5,538      5,681      5,886      6,133      6,535
Textile manufactures...................     5,085      4,660      4,128      3,778      4,067
Footwear/wearing apparel...............    12,699     10,801     12,327     12,801     13,822
Wood and cork products.................     2,769      2,451      2,220      2,060      2,063
Furniture and fixtures.................     2,881      2,852      3,172      3,232      3,065
Paper and paper products...............     2,132      2,033      2,627      2,258      2,032
Publishing and printing................     3,093      3,055      2,964      2,967      3,173
Leather and leather products...........       224        222        229        254        293
Rubber products........................     1,849      2,065      2,115      1,743      1,705
Chemical and chemical products.........    14,169     13,868     13,523     14,648     13,961
Petroleum and coal products............    37,472     37,137     39,896     38,929     34,361
Non-metallic mineral products..........     6,614      5,834      5,625      5,215      5,708
Basic metal industries.................     4,745      4,206      3,600      3,851      3,625
Metal industries.......................     4,231      4,272      4,645      5,257      5,977
Machinery (except electrical)..........     3,540      3,555      4,219      5,326      4,200
Electrical machinery...................    19,284     22,277     27,678     29,009     34,192
Transport equipment....................     1,810      1,984      2,125      2,325      2,379
Miscellaneous manufactures.............     5,269      5,769      6,527      7,249      7,061
                                         --------   --------   --------   --------   --------
Gross value added in manufacturing.....  P221,151   P224,667   P237,271   P244,082   P252,136
                                         ========   ========   ========   ========   ========

---------------

Source: Economic and Social Statistics Office; National Statistical Coordination Board.

(1) Based on constant 1985 prices.

     From 1998 through the first quarter of 1999, weak demand and high operating costs forced a number of businesses to close or cut back operations. Import-dependent industries, including transport equipment and rubber, chemical, petroleum and coal products, experienced declining output. Export-related industries, however, including furniture and fixtures, electrical machinery and leather products, grew, as did food manufactures.

     In 1999, the manufacturing subsector reversed its 1.1% contraction in 1998 to a growth of 1.6%. The sector recorded positive growth for the last three quarters of 1999. The major gainers for the sector included electrical machinery, which registered a growth of 15.5%, and transport equipment, which registered a growth of 9.6%. The decliners in the subsector were led by footwear/ wearing apparel, which recorded a 14.9% contraction.

     The manufacturing subsector grew by only 2.9% in 2001, compared to 5.6% growth in 2000. This reduction was caused primarily by lower growth in the manufacture of apparel, furniture and electrical machinery and by contraction in the manufacture of beverages, paper products, rubber products, petroleum and coal products, and non-metallic mineral products. Gains in growth in the manufacture of food, tobacco, leather products, nonelectrical machinery, chemical products and basic metal products contributed positively to the manufacturing subsector, although they were unable to fully offset the declines in the subsector as a whole.

     In 2002, the annual growth rate of the manufacturing subsector was 3.5%, up from 2.9% for 2001. The growth in manufacturing was due mainly to growth in the manufacture of electrical machinery, leather products and footwear and apparel. Food processing, leather products, footwear and apparel, metal industries and electrical machinery showed improved results while output remained negative in chemical products, paper products, rubber products, petroleum and coal products and non-electrical machinery products.

     Construction. The construction subsector's contribution to GDP, at constant market prices, decreased slightly from 5.8% in 1998 to 5.7% in 2002. The construction subsector decreased by 5.0% in 2001 after an increase of 26.3% in 2000. In 2002, the construction subsector contracted by 3.3% from the previous year, primarily due to a decrease in public construction.

     Electricity, Gas and Water. The electricity, gas and water subsector grew by 0.7% in 2001, compared to 4.2% in 2000. The slower growth was attributable primarily to reduced electricity demand and decreased water sales resulting from the rehabilitation of water mains and pipes. The subsector grew 4.3% in 2002.

     With limited natural resources available for energy development, the Philippines satisfies most of its energy needs with imports of coal and oil, which it then converts into electric power. In 1998, the Government enacted a new oil industry deregulation act, which allowed oil prices to fluctuate and eased the entry of new players into the industry. The 1998 oil industry deregulation act has increased investment activity and attracted new players into the downstream oil industry, with approximately P4 billion of new investments in LPG refilling, bulk storage and retail outlets since deregulation of the industry. Prices of petroleum products have fluctuated in response to market prices and competition has increased. Retail petrol prices declined by a total of P0.50-0.65 per liter between October 1998 and January 1999 in response to increased competition; however, prices have since increased due to the increase in world crude oil prices. Increases in world crude oil prices led the country to increase coal imports and decrease oil imports.

     The following table sets out the country's energy consumption by source.

                          ENERGY CONSUMPTION BY SOURCE

ENERGY SOURCE                                                 1998    1999    2000    2001
-------------                                                 -----   -----   -----   -----
                                                                (% OF TOTAL CONSUMPTION)
Domestic sources
  Oil.......................................................    0.1%    0.1%    0.0%    0.1%
  Coal......................................................    2.0     1.6     1.6     1.9
  Hydro.....................................................    3.6     5.5     5.0     5.1
  Geothermal................................................    6.4     7.5     7.8     7.2
  Other(1)..................................................   28.6    28.8    27.8    30.7
                                                              -----   -----   -----   -----
     Total domestic sources.................................   40.7    43.5    42.2    45.0
                                                              -----   -----   -----   -----
Imported sources
  Oil.......................................................   53.7    50.2    45.5    46.0
  Coal......................................................    5.5     6.3    12.3    10.1
                                                              -----   -----   -----   -----
     Total imported sources.................................   59.2    56.5    57.8    56.1
                                                              -----   -----   -----   -----
       Total................................................  100.0%  100.0%  100.0%  100.0%
                                                              =====   =====   =====   =====

---------------

Source: Department of Energy.

(1) Other includes gas, fuelwood and biomass fuel.

     NPC is the principal entity engaged in the development, generation and transmission of electric power on a nationwide basis. It establishes and maintains transmission line grids, generating facilities and inter-island connections throughout the Republic.

     The EPIRA, which provides a legal framework for the restructuring of the electric power industry and the privatization of the assets and liabilities of the National Power Corporation, was enacted on June 8, 2001. See "Electric Power Industry Restructuring and Privatization."

     Mining and Quarrying. The mining and quarrying subsector contracted by 5.4% in 2001, compared to growth of 10.0% during 2000. This considerable decline was caused primarily by the decline in growth of gold production and contraction in the production of stone quarrying, clay and sandpits and other non-metallic mining. Increases in the growth of chromium and other metallic mining did not have a significant impact on the growth of the subsector as a whole. However, in 2002 the mining and quarrying subsector rebounded from the previous declines, with growth of 51.0%. Most of the growth in the mining and quarrying subsector was attributable to production from the Camago-Malampaya Gas Project.

 SERVICE SECTOR

     The sector comprises, in order of importance, trade, finance, housing and real estate, private services, transportation, communications and storage and Government services. The services sector remains the largest contributor to GDP, having contributed approximately 46.0% of GDP at constant market prices in the first quarter of 2003, 45.8% of GDP in 2002 and 45.3% in 2001. In 2002, the services sector as a whole grew by 5.5%.

     Trade. The trade subsector, which consists of wholesale and retail activities, accounted for 16.3% of GDP at constant market prices in 2002. The trade subsector grew by 5.6% in 2001 at constant market prices, compared to 5.2% growth in 2000. This increase was caused by a notable growth in wholesale trade, which accounts for one-fourth of trade output. The trade subsector grew by 5.8% in 2002.

     Finance. The finance subsector's contribution to GDP at constant market prices decreased slightly from 5.1% in 1998 to 4.7% in 2002.

     The finance subsector grew by 3.4% in 2002 after growing by 1.2% in 2001 and 0.9% in 2000. For a discussion of the country's financial system, see
"-- The Philippine Financial System."

     Housing and Real Estate. The housing and real estate subsector grew by 1.6% in 2002 at constant market prices after contracting by 0.5% in 2001 and registering zero growth in 2000, at constant market prices.

     Private Services. The private services subsector includes educational, medical and health, recreational and hotel and restaurant services. The subsector contributed approximately 7.5% to GDP in 2002. Except for business services and personal services, which experienced higher rates of growth, all private services experienced lower, although positive, growth. The private services subsector grew by 5.5% in 2002 at constant market prices, compared to growth of 4.4% in 2001.

     Transportation, Communications and Storage. The geographically diverse nature of the Philippines makes it important to have well developed road, air and sea transportation systems. The Government has encouraged the private sector to provide basic transportation services and strengthen inter-regional and urban links. Important ongoing projects involving the private sector include the Metro Rail Transit Project, Metro Manila Skyway Project, the Manila-Cavite Expressway Project and the South Luzon Expressway Extension.

     The country's road network is the most important transportation system, carrying about 65% of freight and 90% of passenger traffic. The road network covers more than 200,000 kilometers. About 1.8 million vehicles use the road network, including 236,000 vehicles for public use, principally in Metro Manila. Traffic remains congested in the capital region, despite traffic management and various engineering measures. To ease traffic congestion the Government has built and continues to promote alternative road networks and mass rapid urban transit rail.

     Usage of the country's rail facilities has declined largely because of the outdated facilities of the Philippine National Railways. The Government has constructed a two-line light-rail transit system in Metro Manila, financed by a build, lease and transfer arrangement, and has started work on a third line of the light-rail transit system, which is expected to be operational by year 2004 and will be able to carry 500,000 passengers per day.

     Four international airports, in Manila, Cebu, Clark and Subic, and 83 other facilities throughout the country help meet the country's air transport needs. The Government plans to upgrade several major airports to international standards and generally to modernize air navigation and communications operations in the country. A new Manila International Airport terminal, expected to accommodate 10 million international passengers per year, is currently in the planning stage. The Government has formulated a plan for the transition from land-based to satellite-based technology in civil aviation. It approved the implementation of the new communications, navigation surveillance and air traffic management systems project, which will implement satellite-based technology designed to control and manage the air traffic within the respective flight information region. Once financing is obtained and implementation is completed, the system will increase air travel safety, shorten flight duration for air passengers and improve aircraft operating efficiency due to more flexible flight paths and increased airspace capacity.

     Philippine Airlines, Inc., the primary national air carrier, several smaller domestic airlines and airlines from various countries provide air service to, from and within the country. Philippine Airlines retains a leading position in domestic routes, but since the beginning of 1998, Philippine Airlines has had increasing financial difficulties and labor problems. The airline's finances, however, began to improve in its fiscal year 1999 (ending on March 31, 2000). After registering six consecutive years of losses, Philippine Airlines reported a net profit of P45.8 million in fiscal year 1999. In the fiscal year 2000 (ending on March 31, 2001), the airline realized an 815% rise in profits, registering a net profit of P419 million.

     The Republic also requires an effective water transport system to ferry cargo and passengers among islands. Currently, the water transport system handles about 40% of total freight traffic and 10% of total passenger traffic in the Philippines. The regulatory policy during the past decade has been to open the industry to competition, ensuring lower cargo passage rates and improving the quality of service. The Government plans to construct or improve 96 national ports, approximately 300 municipal, feeder and fishing ports and river landings and special handling facilities for grains and bulk cargo in other selected ports.

     Faced with historical shortages of telephone lines and long waits for basic telephone service, especially outside Metro Manila, the Government opened the telecommunications industry in 1993 to intensify competition and to increase substantially the number of telephone lines and interconnections. The Government has continued to implement programs designed to provide telephone lines, exchanges and transmission facilities to underserved regions of the country. As of December 31, 2001, more than 6.9 million lines have been installed, which translates to a telephone density of 8.9 main telephone lines per 100 inhabitants.

     The country has 11 international long distance providers and five cellular mobile telephone operators, as well as a number of competitors in the local telephone market. The privately-owned Philippine Long Distance Telephone Company owns and operates the public switch telecommunications network, to which other companies are connected.

     The transport, communications and storage subsector's contribution to GDP, at constant market prices, grew from 6.6% in 1998 to 7.7% in 2002. At constant market prices the subsector grew by 8.8% in 2001, compared to growth of 10.5% in 2000. This reduced growth was caused primarily by decreases in the growth rate of most facets of transportation and storage, most notably a contraction in water transport and a significant decrease in growth of air transport. In 2002, the subsector grew by 8.9%, compared to 8.8% in 2001.

     Government Services. The Government services subsector grew by 4.7% in 2002.

PRICES, EMPLOYMENT AND WAGES

 INFLATION

     The Philippines reports inflation as the annual percentage change in the consumer price index, which measures the average price of a standard "basket" of goods and services used by a typical consumer. In June 1998, the Government began employing a 1994-based CPI basket of goods and services, which since 1999 has been the sole official measurement. For Metro Manila, the 1994 CPI basket consists of 705 commodities. In addition, the 1994 CPI basket for areas outside Metro Manila focuses on provinces or cities.

     The following table sets out the principal components of the 1994 CPI basket.

                    PRINCIPAL COMPONENTS OF 1994 CPI BASKET

CATEGORY                                                      BASKET
--------                                                      ------
Food items (including beverages and tobacco), total.........   55.1%
  Rice......................................................   11.8
Non-food items, total.......................................   44.9
  Housing and repairs.......................................   14.7
  Services..................................................   12.3
  Fuel, light and water.....................................    5.7
  Clothing..................................................    3.7
  Miscellaneous.............................................    8.5

     The following table sets out the consumer price index and the manufacturing sector's equivalent, the producer price index, as well as the annual percentage changes in each index based on the 1994 CPI basket.

                  CHANGES IN CONSUMER AND PRODUCER PRICE INDEX

                                               1998    1999    2000    2001    2002    2003
                                               -----   -----   -----   -----   -----   -----
Consumer Price Index.........................  136.8   145.9   152.3   161.6   166.6   172.2(1)
Increase over previous year..................    9.7%    6.6%    4.4%    6.1%    3.1%    3.3%(1)
Producer Price Index for manufacturing(2)....  131.7   137.9   141.5   165.6   170.4   181.8(3)
Increase/(decrease) over previous year(2)....  (11.0)%   4.7%    2.6%   17.0%    2.9%    7.9%(3)

---------------

Source: National Statistics Office.

(1) As of July 2003.

(2) Measured by the 1994 PPI benchmark.

(3) As of May 2003.

     In 1998 the 9.7% inflation rate was caused by the peso depreciation and lower agricultural output caused principally by the drought related to the El Nino phenomenon and a number of typhoons related to the La Nina phenomenon. In 1999, inflation declined to 6.6%. The decline was due primarily to a sharp fall and subsequent stability in food prices resulting from strong performance in the agriculture sector leading to increased food supply, which partially offset the effects of increases in world crude oil prices.

     Inflation remained in single digits at 4.4% for 2000, compared with the 6.6% recorded in 1999. Moderate inflation was achieved notwithstanding an increase in economic activity, inflationary pressures arising from wage adjustments and increases in oil prices and transport fares.

     Inflation was kept low in 2001, at an average of 6.1%, which was within the Government's target of 6-7%. Favorable food and oil prices, stable exchange rates and moderate growth in demand all contributed to low inflation.

     The national inflation rate averaged 3.1% for 2002. Inflation continued to be benign despite the recent adjustments in domestic oil prices, which increased by 11.2% at December 31, 2002 as compared with

December 31, 2001 (in part because the adjustments were treated as transport charges), and despite an increase in food prices due to weather-related reductions in supplies of rice, fruits, and vegetables. Reductions in Bangko Sentral's policy interest rates and efforts to maintain fiscal discipline, which led to lower market lending rates and lower costs of capital for businesses, also had a favorable impact on inflation. Equally important, inflationary pressures caused by more demand than supply continued to be subdued due in part to current levels of unemployment and spare capacity. The reduction in the PPA of NPC, effective May 8, 2002, and the decision of the Manila Waterworks and Sewerage System to delay petitions for water rate increases also helped to keep inflation rates relatively low.

     The national year-on-year inflation rate was 3.3% in July 2003, slightly lower than the 3.4% year-on-year inflation rate for June 2003 yet still higher than the 2.6% rate for July 2002.

  EMPLOYMENT AND WAGES

     The following table presents selected employment information for various sectors of the economy.

                       SELECTED EMPLOYMENT INFORMATION(1)

                                                     1998    1999(3)   2000(3)   2001(3)   2002(3)
                                                    ------   -------   -------   -------   -------
Labor force (in thousands)(2).....................  29,674   30,759    30,911    32,809    33,936
Unemployment rate.................................    10.3%     9.8%     11.2%     11.1%     11.4%
Employment share by sector:
Agriculture, fishery and forestry.................    37.9%    38.8%     32.9%     37.2%     37.0%
Industry sector
  Mining and quarrying............................     0.4      0.4       0.4       0.4       0.4
  Manufacturing...................................    10.2      9.9      10.0      10.0       9.5
  Construction....................................     5.9      5.5       5.4       5.4       5.3
  Electricity, gas and water......................     0.5      0.5       0.4       0.4       0.4
                                                    ------   ------    ------    ------    ------
     Total industry sector........................    17.1%    16.3%     16.2%     16.2%     15.6%
Service sector
  Transportation, communication and storage.......     6.8      6.9       7.2       7.3       7.2
  Trade...........................................    15.6     15.7      16.3      18.0      18.7
  Finance and housing.............................     2.5      2.6       2.6       2.8       2.8
  Services........................................    20.1     19.7      20.5      18.6      18.7
                                                    ------   ------    ------    ------    ------
     Total services sector........................    45.0%    44.9%     46.6%     46.7%     47.4%
                                                    ------   ------    ------    ------    ------
       Total employed.............................   100.0%   100.0%    100.0%    100.0%    100.0%
                                                    ======   ======    ======    ======    ======

---------------

Source: Bureau of Labor and Employment Statistics -- Current Labor Statistics;
        National Statistics Office -- Labor Force Survey.

(1) Figures for 1998 to 2002 are the average of the applicable statistic for each quarter in the relevant period.

(2) Does not include overseas Filipino workers.

(3) Figures generated using 1995 census-based population projections.

     At the end of 2002, the Filipino labor force, not including overseas workers, totalled 33.9 million people. The Filipino labor force is relatively young. Filipino workers are employed primarily in service industries, such as nursing and education, and in manufacturing export industries, such as electronics and garments. Approximately 892,000 Filipino workers were working overseas from January to December 2002, an increase of approximately 2.9% from the same period in 2001.

     Regional tripartite bodies consisting of representatives of Government, businesses and workers establish minimum wage requirements, which vary based on region and industry. Under the law, minimum wage requirements may only be increased once in any twelve month period. The minimum wages for workers in

Metro Manila and the surrounding areas are the highest in the country. Across the regions, daily minimum wages range from a low of P114.0 to a high of P280.0.

     The economic difficulties that began in the second half of 1997, including the slower growth of the country's industrial production, drove the average unemployment rate to 10.3% in 1998, before it declined to 9.8% in 1999. The unemployment rate then increased to 11.2% in 2000 due to the effects of the El Nino weather phenomenon on agriculture and labor cutbacks in industry. Labor and employment conditions improved in 2001 as the economy grew stronger than expected during the year. The substantially reduced number of strikes, increased rates of deployment of workers overseas and improved legislated wage indicators reflect broadly improved labor, employment and wage conditions during the year.

     In 2002, the average national unemployment rate rose slightly to 11.4% from 11.1% in 2001. On January 25, 2002, pursuant to policies adopted at the National Socio-Economic Summit of 2001, the Government implemented a job corps program promoting volunteerism, civic consciousness among the country's youth, community development and employment projects.

     In April 2003, the unemployment rate was 12.2%, compared to 13.9% in April 2002. The number of unemployed persons was 4.2 million in April 2003, a 13% decline from April 2002. The largest number of unemployed persons was located in Metro Manila, which posted a 17.0% unemployment rate as of April 2003.

     In Metro Manila, where 13.8% of the country's labor force is located, unemployment ranged from 13.8% to 16.4% from 1997 to 1999 and from 17.9% to 17.7% from 2000 to 2002.

  SOCIAL SECURITY SYSTEM AND GOVERNMENT SERVICE INSURANCE SYSTEM

     The Philippines does not pay any unemployment compensation or make any general welfare payments other than through the Social Security System and the Government Service Insurance System. The Social Security System provides private sector employees, including self-employed persons and their families, with protection against disability, sickness, old age and death. Monthly contributions by covered employees and their employers, and investment income of the Social Security System, fund the system. The Social Security System invests its funds in Government securities and in domestic equity securities.

     The Government Service Insurance System administers social security benefits for Government employees, including retirement benefits, life insurance, medical care and sickness and disability benefits. The system also administers the self-insurance program for Government properties, such as buildings and equipment. The Government Service Insurance System also oversees loan programs, including housing loans for Government employees. Monthly contributions by covered employees and their employers fund the system. Government agencies must include in their annual appropriations the amounts needed to cover their share of the contributions and any additional premium required based on the hazardous nature of the work. The Government Service Insurance System invests its funds in a manner similar to the Social Security System.

  SAVINGS

     The following table sets out the ratio of gross national savings, total investment and the savings-investment gap as a percentage of GDP.

                        NATIONAL SAVINGS AND INVESTMENTS

                                                       1998    1999    2000    2001    2002
                                                       -----   -----   -----   -----   -----
Gross national savings...............................  22.7%   27.5%   26.2%   22.5%   24.7%
Gross investments....................................  20.3%   18.8%   18.4%   20.7%   19.3%
Savings-investment gap...............................   2.4%    8.8%    7.8%    1.8%    5.4%

---------------

Source: National Accounts, NSCB.

     Government steps to stimulate the savings rate in the Philippines include:

     - launching a nationwide savings consciousness campaign to inform savers about different types of financial assets;

     - shifting by the Philippine Stock Exchange from merit-based regulation to self-regulation;

     - tightening disclosure and insider trading rules;

     - removing double taxation of mutual funds;

     - allowing increased foreign equity participation in investment and financing companies;

     - rationalizing financial taxes (e.g., gross receipts tax, documentary stamp tax, initial public offerings tax);

     - broadening of the scope and coverage of small denominated Treasury-bills;

     - establishing a Small and Medium Enterprises Board at the Philippine Stock Exchange; and

     - lengthening of the yield curve of government securities.

BALANCE OF PAYMENTS

  BALANCE OF PAYMENTS PERFORMANCE

     Balance of payments figures measure the relative flow of goods, services and capital into and out of the country as represented in the current account and the capital and financial accounts. The current account tracks a country's trade in goods, services, income and current transfer transactions. The capital and financial account includes the capital account, which covers all transactions involving capital transfers and acquisition or disposition of non-produced, non-financial assets, and the financial account, which covers all transactions associated with changes of ownership in the foreign financial assets and liabilities of an economy. A balance of payments surplus indicates a net inflow of foreign currencies, thereby increasing demand for and strengthening the local currency. A balance of payments deficit indicates a net outflow of foreign currencies, thereby decreasing demand for and weakening the local currency.

     Beginning in January 2000, Bangko Sentral has reported the balance of payments under a new framework based on the fifth edition of the Balance of Payments Manual, or BPM5, of the IMF. As compared to the previously used balance of payments framework, the new framework introduced certain changes in classification, format and coverage. With respect to classification and format, the new framework (among other things) reports an income account that reflects new earnings from land, labor, and finance; groups financial transactions into direct investment, portfolio investment, and other investment; and separates transfers between the current and capital accounts. Also, with respect to trade, the new framework excludes shipped goods that do not change ownership (thus deviating from the statistics on foreign goods trade currently published by the National Statistics Office). Finally, in the financial account, the new framework only reports actual financial transactions. In particular, the financial account under the new framework excludes previously reported revaluations of assets and liabilities, and excludes changes in the value of gold in Bangko Sentral reserves.

     The following table sets out the consolidated financial position on a cash basis for the Republic for the years 1999-2002.

                           BALANCE OF PAYMENTS(1)(2)

                                                                                             FIRST
                                                                                             FOUR
                                                        YEARS ENDED DECEMBER 31,            MONTHS
                                                -----------------------------------------   -------
                                                  1999       2000       2001       2002      2003
                                                --------   --------   --------   --------   -------
                                                                   (IN MILLIONS)
CURRENT ACCOUNT:(2)...........................  $  7,219   $  6,258   $  1,323   $  4,197   $   342
                                                --------   --------   --------   --------   -------
Goods and services:...........................     2,247      1,384     (2,793)      (856)   (1,581)
  Exports(3)..................................    39,014     41,267     34,391     37,439    11,895
  Imports(3)..................................    36,767     39,883     37,184     38,295    13,476
  Goods.......................................     4,959      3,814       (743)       408    (1,021)
     Credit: Exports(3).......................    34,211     37,295     31,243     34,383    10,941
     Debit: Imports(3)........................    29,252     33,481     31,986     33,975    11,962
  Services....................................    (2,712)    (2,430)    (2,050)    (1,264)     (560)
     Credit: Exports..........................     4,803      3,972      3,148      3,056       954
     Debit: Imports...........................     7,515      6,402      5,198      4,320     1,514
Income:.......................................     4,460      4,437      3,669      4,550     1,713
     Credit: Receipts.........................     8,082      7,804      7,152      7,931     2,786
     Debit: Disbursements.....................     3,622      3,367      3,483      3,381     1,073
Current transfers:............................       512        437        447        503       210
     Credit: Receipts.........................       607        552        517        594       232
     Debit: Disbursements.....................        95        115         70         91        22
CAPITAL AND FINANCIAL ACCOUNT:(2).............    (2,333)    (4,119)    (1,080)    (2,104)     (612)
  Capital account:............................        (8)        38        (12)       (19)       (8)
     Credit: Receipts.........................        44         74         12          2         2
     Debit: Disbursements.....................        52         36         24         21        10
  Financial account:..........................    (2,325)    (4,157)    (1,068)    (2,085)     (604)
     Direct investment........................     1,754      1,453      1,142      1,026       (39)
       Debit: Assets, residents' investments
          abroad..............................       (29)      (108)      (160)        85        23
       Credit: Liabilities, non-residents'
          investments in the Philippines......     1,725      1,345        982      1,111       (16)
     Portfolio Investment:....................     6,874        207      1,050      1,921       638
       Debit: Assets, residents' investments
          abroad..............................       807        812        399        369       550
       Credit: Liabilities, non-residents'
          investments in the Philippines......     7,681      1,019      1,449      2,281     1,188
     Other Investment:........................   (10,953)    (5,817)    (3,260)    (5,023)   (1,203)
       Debit..................................    18,639     15,313     13,898     13,214     3,615
       Credit.................................     7,686      9,496     10,638      8,191     2,412
NET UNCLASSIFIED ITEMS:.......................    (1,300)    (2,652)      (435)    (1,433)     (249)
                                                --------   --------   --------   --------   -------
OVERALL BOP POSITION:(4)......................  $  3,586   $   (513)  $   (192)  $    660      (519)
                                                ========   ========   ========   ========   =======

---------------

Source: Bangko Sentral.

(1) Beginning January 2000, the Republic adopted the BPM5. For the purpose of assessing comparative performance, the 1999 balance of payments was reconstructed to conform with the conceptual coverage of the BPM5.

(2) The Republic has disclosed that the reported current account surplus for 2000 and 2001 had previously been overstated due to monitoring problems giving rise to underreported imports. See the discussion in the main text following this table.

(3) Data on exports and imports from the National Statistics Office were adjusted to exclude temporary exports and imports and returned goods.

(4) The overall BOP position results from the change in net international reserves excluding the effects of revaluation of reserve assets and selected reserve liabilities, gold monetization and Special Drawing Rights allocation.

     Recent Revisions. In January 2003, the Republic disclosed that the previously reported current account surplus had been overstated due to monitoring problems giving rise to underreported imports. An inter-agency task force on the balance of payments considered the effects of this problem on the Republic's consolidated financial position, specifically the Republic's current account and capital and financial account. The inter-agency task force has revised the Republic's balance of payments data for the years 2000 and 2001, but will not review prior years due to incomplete information. The inter-agency task force worked within the guidelines of the IMF's reporting system and included representatives of the Bangko Sentral, the National Statistics Office, the National Economic and Development Authority, the National Statistics Coordination Board, the Bureau of Customs and the Philippine Export Zone Authority.

     Reflecting the updated import data, the current account for 2000 has been revised to a surplus of $6.3 billion from the previously reported surplus of $8.5 billion, and the current account for 2001 has been revised to a surplus of $1.3 billion from the previously reported surplus of $4.6 billion. At these revised levels, the current account surplus stood at 8.4% and 1.8% of gross national product for 2000 and 2001, respectively. Accordingly, the capital and financial account for 2000 has been revised downward to a net outflow of $4.1 billion from a previously reported net outflow of $6.5 billion, and the capital and financial account for 2001 has been revised downward to a net outflow of $1.1 billion from a previously reported net outflow of $3.7 billion.

     In 1999, under the BPM5 framework, the balance of payments recorded an overall surplus of $3.6 billion. This resulted from a surplus of $7.2 billion in the current account due to an improvement in the goods trade balance and net inflows from the income account. The capital and financial account recorded a deficit of $2.3 billion in 1999, although there were sustained inflows of direct investment and portfolio investment by nonresidents.

     In 2000, the balance of payments position recorded a deficit of $513 million, following the weaker capital and financial account even as the current account continued to perform favorably. The current account posted a surplus of $6.3 billion for 2000, or 13.3% lower than the level registered in 1999. The net outflow in the capital and financial account totalled $4.1 billion following the weakening in the financial account. Inflows of both direct and portfolio investments offset some of the outflows in the other investments account. However, portfolio investments were down considerably in 2000 to a net inflow of $207 million from a net inflow of $6.1 billion in 1999.

     In 2001, the overall balance of payments showed a deficit of $192 million, compared to a deficit of $513 million in 2000. This positive development was caused by lower net outflows of $1.1 billion in the capital and financial account in 2001, as compared to $4.1 billion in 2000, which overshadowed a substantial decline in the current account surplus of $1.3 billion in 2001, as compared to $6.2 billion in 2000. Exports of goods contracted by 16.2% and inflows in the services trade account decreased by 20.7% due to lower travel receipts arising from perceived security concerns and the travel scare that followed the terrorist attacks in the United States. Imports of goods declined by 4.5%, and outflows in the services trade account declined by 18.8%. Foreign direct investments posted a net inflow of $982 million, compared to a $1.3 billion net inflow in 2000. From a net inflow of $207 million in 2000, portfolio investments increased, to a net inflow of $1.1 billion in 2001.

     In 2002, the balance of payments registered a surplus of $660 million, compared to a deficit of $192 million in 2001. This improvement can mainly be attributed to the strong performance of the current account, which offset the weak performance of the capital and financial account. The current account surplus more than tripled to $4.2 billion for 2002 from $1.3 billion in 2001. This positive development was mainly caused by higher net inflows in the income accounts, the reversal of the trade-in-goods balance to a surplus from a deficit and lower net outflows in services. Higher net inflows from current transfers also helped strengthen the current account's performance for the year. The trade-in-goods balance for 2002 posted a surplus of $408 million, as compared to a deficit of $743 million for 2001 as growth of exports outpaced that of imports. The strong export performance was supported by increasing intra-regional trade in Asia, absorbing the reduction in demand from the US and Japan, the Republic's traditional trading partners, and by a new export plan focusing on aggressive marketing and developing small and medium enterprises. The trade-in-services account for 2002 recorded a net outflow of $1.3 billion, 38.3% lower than to the level in 2001, mainly because of the lower net payments for transportation services, construction services and miscellaneous business, professional and technical services. Net inflows in the income account for 2002 grew by 24.0% to $4.6 billion. The higher surplus was due mainly to an increase in the number of deployed overseas foreign workers who continued to send remittances from abroad. The current transfers account for 2002 amounted to $503 million, 12.5% higher than the level registered in 2001. The improvement was due to higher transfers from migrant workers, as well as receipts in the form of gifts, grants and donations from individuals and non-governmental institutions. However, the capital and financial account for 2002 posted a higher net outflow of $2.1 billion, compared with a net outflow of $1.1 billion in 2001. The weaker performance of this account was attributed to the decline in net inflow of direct investments, which fell to $1.0 billion, or 10.2% below the level posted in 2001, as well as the higher net outflow in other investments which rose to $5.0 billion in 2002 from $3.3 billion in 2001. These changes offset the positive impact of higher net inflow of portfolio investments, which rose to a net inflow of $1.9 billion, an increase of 82.1% from the net inflow of $1.1 billion in 2001 due mainly to the substantially higher non-residents' investments in resident-issued foreign-denominated debt securities.

     In the first four months of 2003, the Republic's balance of payments recorded a deficit of $519 million, compared to a surplus of $1.9 billion for the first four months of 2002. The reversal was due both to a decrease in the current account surplus, from $1.5 billion in the first four months of 2002 to $342 million in the first four months of 2003, and to a reversal in the capital and financial account, from a surplus of $1.7 billion in the first four months of 2002 to an outflow of $612 million in the first four months of 2003. The current account for the first four months of 2003 declined from the same period in 2002, mainly because of increased imports (during the first three months of 2003) in preparation for a war in Iraq and a decline in tourism due to the SARS epidemic. The capital and financial account for the first four months of 2003 declined from the first four months of 2002, mainly because of global investor uncertainty and withdrawals of foreign currency by non-residents from Philippine banks.

     The following discussion of the 2000 and 2001 balance of payments does not reflect recent revisions to the Republic's balance of payments. However, the discussion of the 2002 and 2003 balance of payments reflects all such revisions.

 Current Account

     RECENT RESULTS. After having been revised to reflect updated import data, the current account recorded a surplus of $4.2 billion in 2002, more than three times the $1.3 billion surplus for 2001. The higher surplus in the trade-in-goods account and the higher net inflow in the income account contributed significantly to this development. The trade-in-goods account posted a surplus of $408 million in 2002. The increase in the net income account surplus to $4.6 billion in 2002 also helped strengthen the current account balance. In the first four months of 2003, the current account posted a surplus of $342 million, a 76.5% decrease from the same period in 2002.

     Goods Trade. Trading in goods significantly affects the Philippine economy. From 1998 to 2002, exports accounted for an average of approximately 44% of the country's GNP and imports accounted for an average of approximately 40% of GNP. The country's trade strategy emphasizes export promotion. The rapid expansion of export-oriented, labor-intensive manufacturing operations, such as electronics and textiles, drove total exports to $35.0 billion in 2002 and produced an average annual export growth rate of 4.4% from 1998 to 2002.

     A significant proportion of exports, estimated at approximately 40% in 2002, depends on imported raw materials or other inputs, rendering the country's exports vulnerable to any import decline resulting from a peso depreciation. The Government aims to reduce the importance of imports for producing the country's exports by implementing a number of different policies, including infrastructure development and tariff reform.

     Exports of Goods. The following table sets out the country's exports of manufactures by major commodity group.

                         MERCHANDISE EXPORTS BY SECTOR

                                                                                            PERCENTAGE OF
                                                                                FIRST SIX   TOTAL EXPORTS
                                                                                 MONTHS     -------------
                               1998      1999      2000      2001      2002       2003      1998    2002
                              -------   -------   -------   -------   -------   ---------   -----   -----
                                                   (IN MILLIONS, EXCEPT PERCENTAGES)
Manufactures
  Electronics and electrical
     equipment/parts........  $17,388   $21,558   $22,517   $16,894   $18,746    $11,605     58.9%   53.5%
  Garments..................    2,356     2,267     2,562     2,403     2,392      1,122      8.0     6.8
  Textile yarns/fabrics.....      243       221       249       226       249        124      0.8     0.7
  Footwear..................      147        86        76        73        48         28      0.5     0.1
  Travel goods and
     handbags...............      183       154       177       174        83         35      0.6     0.2
  Wood manufactures.........      118       128       210       119       112         67      0.4     0.3
  Furniture & fixtures......      323       353       383       298       316        143      1.1     0.9
  Chemicals.................      340       295       328       318       361        180      1.2     1.0
  Non-metallic mineral
     manufactures...........      106       111       134       123       113         59      0.4     0.3
  Machinery and transport
     equipment..............    3,329     4,971     5,930     6,198     7,118        617     11.3    20.5
  Processed food and
     beverages..............      306       264       280       345       388        246      0.1     1.1
  Iron and steel............       28        18        25        14        17         10      0.1     0.0
  Baby carriages, toys,
     games and sporting
     goods..................      169       158       165       145       140         60      0.6     0.4
  Basketwork, wickerwork and
     other articles of
     plaiting materials.....       85        84        95        83        74         41      0.3     0.2
  Miscellaneous manufactured
     articles, not elsewhere
     specified..............      207       214       231       230       243        138      0.7     0.7
  Others....................      786       852     1,002       984     1,015        558      2.7     2.9
                              -------   -------   -------   -------   -------    -------    -----   -----
     Total manufactures.....   26,114    31,734    34,364    28,627    31,415     15,032     88.5    89.6
Agro-based products
  Coconut products..........      832       458       569       525       478        300      2.8     1.4
  Sugar and sugar
     products...............      100        71        57        32        46         58      0.4     0.1
  Fruits and vegetables.....      447       456       535       552       541        293      1.5     1.5
  Other agro-based
     products...............      466       476       495       428       455        219      1.6     1.3
                              -------   -------   -------   -------   -------    -------    -----   -----
     Total agro-based
       products.............    1,845     1,461     1,656     1,537     1,520        870      6.3     4.3
Mineral products............      591       645       649       536       512        314      2.0     1.5
Petroleum products..........      129       216       436       242       353        272      4.4     1.0
Forest products.............       24        20        42        21        24         10      0.1     0.1
Others......................      794       956       932     1,186     1,237        570      2.7     3.5
                              -------   -------   -------   -------   -------    -------    -----   -----
     Total..................  $29,497   $35,032   $38,079   $32,149   $35,061    $17,068    100.0%  100.0%
                              =======   =======   =======   =======   =======    =======    =====   =====

---------------

Source: National Statistics Office.

     Exports of manufactured goods grew at an average rate of 4.4% per year from 1998 to 2002. However in 2001 a decline of 18.7% was recorded. As a percentage of total exports, manufactured goods increased from 88.5% in 1998 to 89.6% in 2002. Exports of electronics, electrical equipment and parts, and telecommunications equipment declined as a proportion of total exports from 58.9% in 1998 to 53.5% in 2002. During the same period, exports of garments as a proportion of total exports decreased from 8.0% in 1998 to 6.8% in 2002 because of increased international competition and a general decline in world-wide demand. Exports of agro-based products, including coconut products, sugar products, fruits and vegetables, also declined considerably as a proportion of total exports from 6.3% in 1998 to 4.3% in 2002. On the other hand, increased production helped exports of machinery and transport equipment grow at an average annual rate of 20.9% from 1998 to 2002. As a percentage of total exports machinery and transport grew from 11.3% in 1998 to 20.5% in 2002.

     In 1998, total exports increased by 16.9% from 1997 to $29.5 billion. The start-up of a number of new semiconductor and microprocessor factories boosted exports of semiconductors, the top export earner. The depreciation of the peso helped exports and offset the adverse effects of the Asian financial crisis on a number of the Republic's trading partners.

     In 1999, total exports grew by 18.8% to $35.0 billion, compared with 16.9% over 1998. Electronics, machinery and transport equipment and garments were the leading export earners. Higher shipments of mineral products, fruits and vegetables and furniture and fixtures also contributed to the expansion of exports in 1999.

     In 2000, exports totalled $38.1 billion and accounted for 43.9% of the GNP. Merchandise exports in 2000 grew by 8.7%. Among the merchandise exports, electronics maintained its position as the top earner and continued growing, but at a decelerated rate of 4.5% in 2000 compared to 24.0% in 1999. Garments, the third top earner, had a 13.0% increase in 2000 after a 3.9% contraction in 1999. Machinery and transport, the second top earner in 2000, experienced decelerated growth, from 49.3% in 1999 to only 19.3% in 2000. Merchandise exports during 2000 amounted to $38 billion translating to an 8.7% growth, a deceleration from the 18.8% growth registered in 1999.

     In 2001, exports declined by 15.5% to $32.1 billion. The decline reflected the slump in demand by the country's leading trading partners, namely the US and Japan, as well as the downtrend in demand in the information technology sector. Exports of semiconductor components experienced declines in both volume and price. All major commodity groups posted declines except fruits and vegetables, which registered a 3.2% modest growth. Electronics, machinery and transport equipment and garments remained the top three export commodities.

     Total exports of goods for 2002 were $35.0 billion, or 9.0% higher than exports of goods in 2001. Higher demand for Philippine goods from Taiwan, Hong Kong, South Korea, Malaysia and China made up for a decrease in exports to the US and Japan, which together account for approximately 40% of the country's export market (25% for the US and 15% for Japan in 2002). The following table sets out the destinations of the country's exports.

                             EXPORTS BY DESTINATION

                                                                                FIRST SIX   PERCENTAGE OF
                                                                                 MONTHS     TOTAL EXPORTS
                                                                                ---------   -------------
                               1998      1999      2000      2001      2002       2003      1998    2002
                              -------   -------   -------   -------   -------   ---------   -----   -----
                                                   (IN MILLIONS, EXCEPT PERCENTAGES)
United States...............  $10,098   $10,446   $11,365   $ 8,980   $ 8,653    $ 3,579     34.2%   24.7%
Japan.......................    4,234     4,664     5,609     5,057     5,278      2,626     14.4    15.1
ASEAN countries(1)..........    3,723     4,917     5,895     4,914     5,276      3,203(2)  12.6    15.0
United Kingdom..............    1,757     1,766     1,506       997     2,341        N/A      5.6     2.6
Hong Kong SAR...............    1,326     1,947     1,907     1,580       927      1,458      4.5     6.7
The Netherlands.............    2,319     2,865     2,982     2,976     2,777      1,121      7.9     7.9
Germany.....................    1,035     1,229     1,329     1,323     1,386        640      3.5     4.0
Taiwan......................    1,757     2,993     2,861     2,127     2,484        832      6.0     7.1
South Korea.................      509     1,032     1,173     1,044     1,340        N/A      1.7     3.8
People's Republic of
  China(3)..................      344       575       663       793     1,352      1,050      1.2     3.9
Others......................    2,394     2,608     2,788     2,359     3,252      3,099(4)   8.1     9.3
                              -------   -------   -------   -------   -------    -------    -----   -----
  Total.....................  $29,496   $35,042   $38,078   $32,150   $35,066    $17,068    100.0%  100.0%
                              =======   =======   =======   =======   =======    =======    =====   =====

---------------

Source: Foreign Trade Statistics, National Statistics Office.

(1) Includes (for 1998 to 2002) only Brunei, Indonesia, Malaysia, Singapore and Thailand.

(2) Includes only Malaysia, Singapore and Thailand.

(3) Excludes Hong Kong SAR.

(4) Includes United Kingdom and South Korea.

     The United States absorbed, on average, 29.3% of total exports from 1998 to 2002. Japan accounted for, on average, 14.8% of Philippine exports from 1998 to 2002. Recognizing the danger of over-reliance on so few export markets, the country has attempted to increase its exports to other countries, particularly ASEAN countries. The Republic is a party to the ASEAN Free Trade Agreement that provides for the implementation of the common effective preferential tariff that will reduce tariffs among ASEAN nations by 2008 to between 0% and 5% for all manufactured goods and non-sensitive agricultural and processed agricultural products. Additional activities to support the free trade area include plans for intra-regional investments, industrial linkages and banking and financial integration.

     Imports of Goods. The import data for 2000, 2001 and 2002 have been revised. See "Balance of Payments -- Recent Revisions".

     For 2002, the value of total imports as reported by the National Statistics Office has been adjusted from $33.5 billion to $38.3 billion. For 2001, the value of total imports has been adjusted from $29.6 billion to $37.2 billion. For 2000, the value of total imports has been adjusted from $31.4 billion to $36.5 billion.

     Since a more detailed breakdown of these revised numbers is not yet available, the following charts and accompanying discussion reflect previously reported import data.

                           IMPORTS BY COMMODITY GROUP

                                                                                                    PERCENTAGE OF
                                                                                        FIRST SIX   TOTAL IMPORTS
                                                                                         MONTHS     -------------
                                       1998      1999      2000      2001      2002       2003      1998    2002
                                      -------   -------   -------   -------   -------   ---------   -----   -----
                                                           (IN MILLIONS, EXCEPT PERCENTAGES)
Raw materials and intermediate goods
  Unprocessed raw materials(1)......  $ 1,170   $ 1,517   $ 1,337   $ 1,368   $ 1,371    $   707      3.9%    4.1%
  Semi-processed raw materials(2)...   10,415    11,078    10,724    10,078    11,791      6,688     35.1    35.2
                                      -------   -------   -------   -------   -------    -------    -----   -----
  Total raw materials and
    intermediate goods..............  $11,585   $12,595   $12,061   $11,446   $13,162      7,396     39.1%   39.3%
Capital goods.......................   12,185    11,829    12,161    11,437    13,432      7,195     41.1    40.1
Consumer goods
  Durable...........................      902     1,091     1,072       949       984        574      3.1     2.9
  Non-durable.......................    1,721     1,553     1,452     1,534     1,595        785      5.8     4.8
                                      -------   -------   -------   -------   -------    -------    -----   -----
  Total consumer goods..............  $ 2,623   $ 2,644   $ 2,524   $ 2,483   $ 2,579    $ 1,359      8.8%    7.7%
Mineral fuels and lubricants........    2,020     2,420     3,877     3,372     3,234      2,006      6.8     9.7
Other...............................    1,246     1,238       765       812     1,066        615      4.2     3.2
                                      -------   -------   -------   -------   -------    -------    -----   -----
  Total.............................  $29,659(3) $30,776  $31,388   $29,550   $33,471    $18,571    100.0%  100.0%
                                      =======   =======   =======   =======   =======    =======    =====   =====

---------------

Source: National Statistics Office.

(1) Includes wheat, corn, unmilled cereals excluding rice and corn, inedible crude materials and unmanufactured tobacco.

(2) Includes chemicals and chemical compounds, manufactured goods that are not capital or consumer goods, materials for the manufacture of electrical and electronic equipment and parts and embroideries.

(3) Excludes the value of aircraft amounting to $136 million procured under operating lease arrangements.

     In 1998, weakening demand because of the economic slowdown and the depreciation of the peso forced imports down 21.2% to $29.7 billion, compared with $35.9 billion for 1997. Lower imports of machinery transport equipment, partly due to Philippine Airlines' financial difficulties and temporary closure, fertilizers and artificial resins led the decline. A number of exporters decreased their imports and elected instead to draw down their inventories to alleviate the impact of the weak peso, also hurting overall imports.

     In 1999, imports totalled $30.8 billion. This represented an increase of 3.8% from imports for 1998. The increase was due mainly to an increase in imports of electronics and components, minerals, fuel and lubricants. Imports in December 1999 increased by 28.7% compared to December 1998, the highest monthly growth in imports in three and a half years.

     In 2000, imports increased by 2.1% to $31.4 billion, compared to a 4.1% increase in 1999. The growth was due to higher imports of capital goods, which rose by 2.8%, as well as the increase in imports of mineral fuel and lubricants which grew by 59.3% following the hike in the average price of petroleum crude in 2000 to $27.89 per barrel, compared to $16.31 per barrel in 1999.

     In 2001, imports fell by 5.9% to $29.5 billion, a reversal of the 3.8% increase registered in 2000. This decline resulted primarily from the reduction in imports of raw materials and intermediate goods and capital goods used for exports and domestic production, as well as the reduced appetite for foreign-made goods as a result of the weak peso. Except for the months of April to June, imports were down, with November posting the largest year-on-year contraction at 23.6%.

     In 2002, imports of goods increased by 13.3% to reach $33.5 billion. All major categories of goods imports except for mineral fuels and lubricants increased from 2001 to 2002. Of the total $33.5 billion in imports of goods, capital goods accounted for $13.4 billion, or 40.1%, raw materials and intermediate goods accounted for $13.2 billion, or 39.3%, mineral fuels and lubricants accounted for $3.2 billion, or 9.7%, and consumer goods accounted for $2.6 billion, or 7.7%.

     The following table sets out the sources of the Philippines' imports by country, without reflecting import data revisions. See "Balance of Payments -- Recent Revisions".

                               IMPORTS BY SOURCE

                                                                                            PERCENTAGE OF
                                                                                FIRST SIX   TOTAL IMPORTS
                                                                                 MONTHS     -------------
                              1998(1)    1999      2000      2001      2002       2003      1998    2002
                              -------   -------   -------   -------   -------   ---------   -----   -----
                                                   (IN MILLIONS, EXCEPT PERCENTAGES)
Japan.......................  $ 6,029   $ 6,136   $ 6,027   $ 6,098   $ 6,957    $ 3,657     20.3%   20.8%
US..........................    6,560     6,365     5,323     4,989     6,381      3,796     22.1    19.1
ASEAN countries(2)..........    4,050     4,248     4,796     4,379     4,457(3)    2,554(3)  13.7   13.3(3)
Hong Kong SAR...............    1,300     1,226     1,217     1,259     1,570        797      4.4     4.7
Saudi Arabia................      606       810     1,048       887       998        634      2.0     3.0
Taiwan......................    1,415     1,614     1,948     1,607     1,636        874      4.8     4.9
South Korea.................    2,189     2,723     2,350     1,950     2,579      1,261      7.4     7.7
Australia...................      683       757       816       645       N/A        N/A      2.3     N/A
Germany.....................      822       800       734       734       N/A        N/A      2.8     N/A
People's Republic of
  China(4)..................    1,198     1,040       768       953     1,231        788      4.0     3.7
Others......................    4,808     5,023     6,360     6,050     7,662(5)    4,210(5)  16.2   22.9(5)
                              -------   -------   -------   -------   -------    -------    -----   -----
  Total.....................  $29,660   $30,742   $31,387   $29,548   $33,471    $18,571    100.0%  100.0%
                              =======   =======   =======   =======   =======    =======    =====   =====

---------------

Source: Foreign Trade Statistics, National Statistics Office. Economic Indices and Indicators Division, Industry and Trade Statistics Department, Republic of the Philippines.

(1) Foreign trade statistics were adjusted to exclude aircraft procured under operational lease arrangements to conform with the new balance of payments framework.

(2) Includes only Indonesia (from 1998 to 2001), Malaysia, Singapore and
    Thailand.

(3) Malaysia, Singapore and Thailand only.

(4) Excludes Hong Kong SAR.

(5) Includes Australia, Germany, Brunei and Indonesia.

     Services Trade. The following table sets out the country's services trade by sector compiled in accordance with the BPM5 framework for the periods indicated.

                                 SERVICES TRADE

                                                                                       FIRST FOUR
                                                                                         MONTHS
                                                1999      2000      2001      2002        2003
                                               -------   -------   -------   -------   ----------
                                                                 (IN MILLIONS)
Total services trade.........................  $(2,712)  $(2,112)  $(2,050)  $(1,264)      (560)
  Exports....................................    4,803     3,972     3,148     3,056        954
  Imports....................................    7,515     6,084     5,198     4,320      1,514
Transportation...............................   (1,369)   (1,785)   (1,758)   (1,605)      (574)
  Exports....................................      575       891       659       631        214
  Imports....................................    1,944     2,676     2,417     2,236        788
  of which: Passenger........................     (117)      (73)     (237)     (302)       (95)
     Exports.................................       15       243        99        87         34
     Imports.................................      132       316       336       389        129
  of which: Freight..........................   (1,167)   (1,638)   (1,452)   (1,225)      (440)
     Exports.................................      428       481       380       445        155
     Imports.................................    1,595     2,119     1,832     1,670        595
  of which: Other............................      (85)      (74)      (69)      (78)       (39)
     Exports.................................      132       167       180        99         25
     Imports.................................      217       241       249       177         64
Travel.......................................    1,246     1,129       494       869        208
  Exports....................................    2,554     2,134     1,723     1,740        511
  Imports....................................    1,308     1,005     1,229       871        303
Communication services.......................     (307)      (79)      113       224         51
  Exports....................................      424       182       328       310         86
  Imports....................................      731       261       215        86         35
Construction services........................     (108)      (27)     (235)      (95)        (5)
  Exports....................................       58        97        64        28         11
  Imports....................................      166       124       299       123         16
Insurance services...........................      (30)      (90)      (75)     (259)       (54)
  Exports....................................       51        66        48        35         32
  Imports....................................       81       156       123       294         86
Financial services...........................     (250)     (389)      (42)      (13)        (5)
  Exports....................................       67        80        33        32         12
  Imports....................................      317       469        75        45         17
Computer and information services............      (38)      (18)      (61)      (25)        (4)
  Exports....................................       57        76        22        21          8
  Imports....................................       95        94        83        46         12
Royalties and license fees...................     (104)     (190)     (158)     (229)       (92)
  Exports....................................        6         7         1         1          0
  Imports....................................      110       197       159       230         92

                                                                                       FIRST FOUR
                                                                                         MONTHS
                                                1999      2000      2001      2002        2003
                                               -------   -------   -------   -------   ----------
                                                                 (IN MILLIONS)
Other business services......................   (1,672)     (595)     (320)     (139)       (83)
  Exports....................................      929       359       219       224         70
  Imports....................................    2,601       954       539       363        153
     Merchanting and other trade-related
       services..............................     (230)     (200)       16        29          0
       Exports...............................      186        59        24        35          4
       Imports...............................      416       259         8         6          4
     Operational leasing services............      (47)      (58)      (61)      (16)        (4)
       Exports...............................       15        23        10         7          7
       Imports...............................       62        81        71        23         11
     Misc. business, professional and
       technical services....................   (1,395)     (337)     (275)     (152)       (79)
       Exports...............................      728       277       185       182         59
       Imports...............................    2,123       614       460       334        138
     Personal, cultural and recreational.....      (81)      (87)      (42)      (10)        (2)
       Exports...............................       58        43        15         7          3
       Imports...............................      139       130        57        17          5
     Audio-visual and related................       (3)       (9)      (10)      (10)        (2)
       Exports...............................       14        15         6         6          3
       Imports...............................       17        24        16        16          5
     Other personal, cultural and
       recreational services.................      (78)      (78)      (32)        0          0
       Exports...............................       44        28         9         1          0
       Imports...............................      122       106        41         1          0
Government services..........................        1        19        34        18          0
  Exports....................................       24        37        36        27          7
  Imports....................................       23        18         2         9          7

---------------

Source: Bangko Sentral.

     In 1999, under the BPM5 framework, the services account recorded a net outflow of $2.71 billion following higher service payments. Net outflows were noted in transportation, communication, construction, insurance, financial, computer and information, royalties and license fees, and other personal, cultural and recreational services with the exception of travel services, which recorded a net inflow of $1.2 billion.

     In 2000, the services account recorded a net outflow of $2.11 billion, 22.1% lower than the net outflow of $2.71 billion in 1999. This development was due to lower net outflows in communication, construction, miscellaneous business, professional and technical services, computer and information and other trade-related services.

     In 2001, the services trade account posted a deficit of $2.05 billion, 2.9% lower than the $2.11 billion deficit recorded in 2000. The deficit in 2001 was brought about by decreased inflows from passenger and travel services. However, the reduction in the deficit from 2001 was due mainly to the lower net outflows in freight following the decline in good imports, royalties and fees, financial services and other business services. The reversal in communication services account to a net inflow from a net outflow also contributed to the narrower deficit.

     The trade-in-services account posted a net outflow of $1.3 billion in 2002, 38.3% lower than the level in the comparable period in 2001. The narrowing of the deficit was triggered by lower net payments for transportation services, construction services and miscellaneous business, professional and technical services. Meanwhile, increased net receipts from travel services, which rose by 75.9% to $869 million, helped trim the net outflow in the services account. This was due to the higher rate of decline in travel payments relative to that of travel receipts. The lower travel payments reflected in part the weaker peso and the Government program to promote local tourism.

     In the first four months of 2003, the trade-in-services account posted a net outflow of $560 million, an increase of 60.9% over a net outflow of $348 million in the same period in 2002. The higher outflow was due to a significant decrease in travel receipts, reflecting the slowdown in the global economy, tension in the Middle East, the outbreak of SARS in the Asian region and domestic security concerns, as well as a rise in freight payments.

     Income. The following table sets out the Republic's income compiled in accordance with the BPM5 framework for the periods indicated. Prior to the adoption of the BPM5 framework, income was included in services trade. Entries with "zero" balances indicate either that there are no relevant transactions during the period or that the Republic has not yet begun to track and record the relevant entry.

                                     INCOME

                                                                                       FIRST FOUR
                                                                                         MONTHS
                                                1999      2000      2001      2002        2003
                                               -------   -------   -------   -------   ----------
                                                                 (IN MILLIONS)
Total income.................................  $ 4,604   $ 3,216   $ 3,669   $ 4,550      1,713
  Receipts...................................    8,082     7,804     7,152     7,931      2,786
  Disbursements..............................    3,478     4,588     3,483     3,381      1,073
Compensation of employees, incl. border,
  seasonal and other workers.................    6,794     6,050     6,031     7,171      2,538
  Receipts...................................    6,794     6,050     6,031     7,171      2,538
  Disbursements..............................        0         0         0         0          0
Investment income............................   (2,190)   (2,834)   (2,362)   (2,621)      (825)
  Receipts...................................    1,288     1,754     1,121       760        248
  Disbursements..............................    3,478     4,588     3,483     3,381      1,073
  Direct investment income...................     (772)     (802)     (608)     (792)      (197)
     Receipts................................       63       163        10        18          3
     Disbursements...........................      835       965       618       810        200
     Income on equity........................     (718)     (819)     (527)     (770)      (187)
       Receipts..............................       35        57        10        18          3
       Disbursements.........................      753       876       537       788        190
       Dividends and distributed branch
          profits............................     (184)     (240)     (654)     (650)      (187)
          Receipts...........................       35        57        10        18          3
          Disbursements......................      219       297       664       668        190
       Reinvested earnings and undistributed
          branch profits.....................     (534)     (579)     (127)     (120)         0
          Receipts...........................        0         0         0         0          0
          Disbursements......................      534       579      (127)      120          0
     Income on debt (interest)...............      (54)       17       (81)      (22)       (10)
       Receipts..............................       28       106         0         0          0
       Disbursements.........................       82        89        81        22         10

                                                                                       FIRST FOUR
                                                                                         MONTHS
                                                1999      2000      2001      2002        2003
                                               -------   -------   -------   -------   ----------
                                                                 (IN MILLIONS)
  Portfolio investment income................     (607)     (445)     (545)     (746)      (256)
     Receipts................................      451       645       634       425        154
     Disbursements...........................    1,058     1,090     1,179     1,171        410
     Income on equity (dividends)............      (22)       (8)      (23)      (16)       (13)
       Receipts..............................       16         8         6         0          0
       Disbursements.........................       38        16        29        16         13
       Monetary authorities..................        0         0         0         0          0
          Receipts...........................        0         0         0         0          0
          Disbursements......................        0         0         0         0          0
       General government....................        0         0         0         0          0
          Receipts...........................        0         0         0         0          0
          Disbursements......................        0         0         0         0          0
       Banks.................................        0         0         0         0          0
          Receipts...........................        0         0         0         0          0
          Disbursements......................        0         0         0         0          0
       Other sectors.........................      (22)       (8)      (23)      (16)       (13)
          Receipts...........................       16         8         6         0          0
          Disbursements......................       38        16        29        16         13
     Income on debt (interest)...............     (585)     (437)     (522)     (730)      (243)
       Receipts..............................      435       637       628       425        154
       Disbursements.........................    1,020     1,074     1,150     1,155        397
       Bonds and notes.......................     (525)     (429)     (554)     (739)      (244)
          Receipts...........................      430       621       584       413        153
          Disbursements......................      955     1,050     1,138     1,152        397
       Monetary authorities..................      180       305       304       141        110
          Receipts...........................      266       443       417       297        128
          Disbursements......................       86       138       113       155         18
       General government....................     (501)     (469)     (642)     (701)      (303)
          Receipts...........................        0         0         0         0          0
          Disbursements......................      501       469       642       701        303
       Banks.................................       35         0         0         0          0
          Receipts...........................       35         0         0         0          0
          Disbursements......................        0         0         0         0          0
       Other sectors.........................     (239)     (265)     (216)     (179)       (51)
          Receipts...........................      129       178       167       116         25
          Disbursements......................      368       443       383       295         76
     Money market instruments................      (60)       (8)       32        91          1
       Receipts..............................        5        16        44        12          1
       Disbursements.........................       65        24        12         3          0
       Monetary authorities..................       (6)       (5)        0         0          0
          Receipts...........................        0         0         0         0          0
          Disbursements......................        6         5         0         0          0

                                                                                       FIRST FOUR
                                                                                         MONTHS
                                                1999      2000      2001      2002        2003
                                               -------   -------   -------   -------   ----------
                                                                 (IN MILLIONS)
       General government....................        0         0         0         0          0
          Receipts...........................        0         0         0         0          0
          Disbursements......................        0         0         0         0          0
       Banks.................................        0         0         0         0          0
          Receipts...........................        0         0         0         0          0
          Disbursements......................        0         0         0         0          0
       Other sectors.........................      (54)       (3)       32         9          1
          Receipts...........................        5        16        44        12          1
          Disbursements......................       59        19        12         3          0
     Other investment income.................     (811)   (1,587)   (1,209)   (1,083)      (372)
       Receipts..............................      774       946       477       317         91
       Disbursements.........................    1,585     2,533     1,686     1,400        463
       Monetary authorities..................      135       184       (31)      (45)       (16)
          Receipts...........................      313       472       232       116         33
          Disbursements......................      178       288       263       161         49
       General government....................     (795)   (1,462)     (724)     (621)      (215)
          Receipts...........................        0         0         0         0          0
          Disbursements......................      795     1,462       724       621        215
       Banks.................................      187       161      (102)     (120)       (39)
          Receipts...........................      382       397       206       144         48
          Disbursements......................      195       236       308       264         87
       Other sectors.........................     (338)     (470)     (352)     (297)      (102)
          Receipts...........................       79        77        39        57         10
          Disbursements......................      417       547       391       354        112

     In 2001, the income account continued to record a surplus ($3.7 billion) which was 14.1% higher than the 2000 surplus of $3.2 billion. The net outflow in the investment income account declined by 16.7% to $2.4 billion as falling global interest rates had a greater impact on investment income (particularly interest income on placements in portfolio and other investments) than on interest repayments. Disbursements mainly consisted of dividend repatriation and interest payments on loans.

     In 2002, the surplus in the income account increased by 24.0% from its $3.7 billion mark for 2001 to reach $4.5 billion. In 2002, the investment income account yielded a net outflow of $2.6 billion, which represented an increase of 11.0% from the net outflow recorded in 2001, as interest payments on portfolio and other investments fell with the continued drop in global interest rates.

     Remittances from overseas Filipino workers amounted to $7.2 billion in 2002, an increase of 18.9% from 2001. The income account's recorded surplus of $4.5 billion was propelled by the 2.6% rise in the number of overseas Filipino workers, especially in the Middle East, Europe, and Asia. As the global economic slowdown affects some of the countries where Filipinos are working, the Government has intensified its marketing efforts to increase hiring of Filipinos abroad.

     In the first four months of 2003, the income account posted a net inflow of $1.7 billion, a 13.1% increase from the same period in 2002.

  Capital and Financial Account

     The following discussion of the balance of payments for 2000 and 2001 does not reflect recent revision to the Republic's balance of payments. In particular, the discussion of balance of payments for 2001 compares only previously reported 2001 and 2000 data. However, the discussion of the 2002 and 2003 balance of payments reflects all recent revisions.

     Foreign Investments. The Philippines monitors investment flows into and out of the country, keeping track of direct and portfolio investments by non-residents in the Philippines and by Filipino residents abroad. Direct investments are the category of international investment in which a resident entity in one economy obtains a lasting interest in an enterprise resident in another economy. A direct investment is established when a resident in one economy owns 10% or more of the ordinary shares or voting power of an incorporated enterprise or the equivalent of an unincorporated enterprise in another economy. Portfolio investments include investments in equity and debt securities, that is, bonds, notes and money market instruments, and financial derivatives. The essential characteristic of instruments classified as portfolio investments is that they can be traded.

     The following table sets out the foreign investment flows into and out of the Philippines by type for the periods indicated. Entries with "zero" balances indicate either that there are no relevant transactions during the period or that the Republic has not yet begun to track and record the relevant entry.

                              FOREIGN INVESTMENTS

                                                                1999      2000      2001
                                                              --------   -------   -------
                                                                     (IN MILLIONS)
Non-resident investments in the Philippines
  Direct investments
     Placements
       New foreign investments in the Philippines...........  $  1,241   $ 1,207   $   697
       Reinvested earnings..................................       534       579       488
       Technical fees and others converted to equity........        26         2         0
       Bond conversions.....................................         0         0         0
       Imports converted into investments...................         0         0         0
       Others...............................................         0         0         0
     Withdrawals(1).........................................      (122)     (185)      (69)
                                                              --------   -------   -------
  Total direct investments..................................  $  1,679   $ 1,603   $ 1,116
                                                              ========   =======   =======
  Portfolio investments
     Placements.............................................    15,490     3,704     1,486
     Withdrawals............................................   (14,080)   (3,887)   (1,103)
                                                              --------   -------   -------
  Total portfolio investments...............................  $  1,410   $  (183)  $   383
                                                              ========   =======   =======
  Total non-resident investments in the Philippines(2)......  $  3,089   $ 1,420   $ 1,499
                                                              ========   =======   =======

                                                                1999      2000      2001
                                                              --------   -------   -------
                                                                     (IN MILLIONS)
Less resident investments abroad
  Direct investments
     Placements
       Residents' investments abroad........................        63        46        33
       Withdrawals..........................................      (108)     (141)     (195)
                                                              --------   -------   -------
  Total direct investments..................................  $    (45)  $   (95)  $  (162)
                                                              ========   =======   =======
  Portfolio investments
     Placements.............................................       788     1,866     4,080
     Withdrawals............................................      (300)   (1,417)   (4,022)
                                                              --------   -------   -------
  Total portfolio investments...............................  $    488   $   449   $    58
                                                              ========   =======   =======
  Other investments(3)......................................     1,317       177       589
                                                              --------   -------   -------
  Total resident investments abroad.........................     1,760       531       485
                                                              --------   -------   -------
Net foreign investment......................................  $  1,329   $   889   $   771
                                                              ========   =======   =======

---------------

Source: Bangko Sentral.

(1) Non-resident withdrawals of direct investments include capital recovery under the build-operate-transfer scheme.

(2) Excludes net flows arising from the trading of Philippine debt papers in the secondary market abroad.

(3) Includes residents' deposits in banks abroad.

     After the implementation of the BPM5 framework, the Financial Account is now divided into three categories: direct investments, portfolio investments and other investments. The following table sets out the Republic's direct investments compiled in accordance with the BPM5 framework for the periods indicated. Entries with "zero" balances indicate either that there are no relevant transactions during the period or that the Republic has not yet begun to track and record the relevant entry.

                               DIRECT INVESTMENTS

                                                                                       FIRST FOUR
                                                                                         MONTHS
                                                1999      2000      2001      2002        2003
                                               -------   -------   -------   -------   ----------
                                                                 (IN MILLIONS)
Total direct investments.....................  $   608   $ 1,348   $ 1,142   $ 1,026     $ (39)
                                               =======   =======   =======   =======     =====
Assets: Residents' investments abroad........      (30)     (107)     (160)       86        23
  Equity capital.............................      (45)      (95)     (162)       77        23
     Claims on affiliated enterprises........      (45)      (95)     (162)       77        23
       Placements............................       63        46        33        85        32
       Withdrawals...........................      108       141       195         8         9
     Liabilities to affiliated enterprises...        0         0         0         0         0
  Reinvested earnings........................        0         0         0         0         0
  Other capital..............................       15       (12)        2         8         0
Liabilities: Non-residents' investments in
  the Philippines............................      578     1,241       982     1,111       (16)
  Equity capital.............................    1,145     1,024       628       945        33
     Liabilities to direct investors.........    1,145     1,024       628       945        33
       Placements............................    1,267     1,209       697       995        74
       Withdrawals...........................      122       185        69        50        41
  Reinvested earnings........................      534       579      (127)      120         0
     Other capital...........................   (1,101)     (362)      481        46       (49)
     Claims on direct investors..............        0         0         0         0         0
  Liabilities to direct investors............   (1,101)     (362)      481        46       (49)

---------------

Source: Bangko Sentral.

     The following table sets out the Republic's portfolio investments compiled in accordance with the BPM5 framework for the periods indicated. Entries with "zero" balances indicate either that there are no relevant transactions during the period or that the Republic has not yet begun to track and record the relevant entry.

                             PORTFOLIO INVESTMENTS

                                                                                       FIRST FOUR
                                                                                         MONTHS
                                                1999      2000      2001      2002        2003
                                               -------   -------   -------   -------   ----------
                                                                 (IN MILLIONS)
Total portfolio investments..................  $ 6,064   $  (113)  $ 1,060   $ 1,912    $   638
                                               =======   =======   =======   =======    =======
Assets: Residents' investments abroad........      586       806       399       369        550
  Equity securities..........................       55        42         4        21          1
     Placements..............................       75       219         4        23          1
     Withdrawals.............................       20       177         0         2          0
  Debt securities............................      531       764       395       348        549
     Banks...................................       98       357       341       341        472
     Other sectors...........................      433       407        54         7         77
       Placements............................      713     1,647     4,076     3,829      1,454
       Withdrawals...........................      280     1,240     4,022     3,872      1,377
     Money-market instruments................        0         0         0         0          0
Liabilities: Non-residents' investments in
  the Philippines............................    6,650       693     1,449     2,281      1,188
Equity securities............................    1,410      (183)      383       410         46
  Placements.................................   15,490     3,704     1,486     1,381        219
  Withdrawals................................   14,080     3,887     1,103       971        173
Debt securities..............................    5,240       876     1,066     1,071      1,142
  Monetary authorities.......................    1,158        88        11        55         99
  General Government.........................    2,912     2,223       950       999        848
  Banks......................................        0         0       239       368         (2)
  Other sectors..............................    1,170    (1,435)     (134)      449        197
Money-market instruments.....................        0         0         0         0          0
Financial derivatives........................        0         0         0         0          0

---------------

Source: Bangko Sentral.

     The following table sets out the country's other investments compiled in accordance with the BPM5 framework for the periods indicated. Entries with "zero" balances indicate either that there are no relevant transactions during the period or that the Republic has not yet begun to track and record the relevant entry.

                               OTHER INVESTMENTS

                                                                                       FIRST FOUR
                                                                                         MONTHS
                                                1999      2000      2001      2002        2003
                                               -------   -------   -------   -------   ----------
                                                                 (IN MILLIONS)
Total other investments......................  $(8,467)  $(7,742)  $(3,260)  $(5,023)    (1,203)
                                               =======   =======   =======   =======    =======
Assets: Residents' investments abroad........   18,647    15,311    13,898    13,214      3,615
  Trade credits(1)...........................   16,381    17,401    13,774    12,880      3,758
  Loans(2)...................................      262    (1,309)      830       346       (617)
  Currency and deposits......................    2,278      (757)     (509)      218        322
     Banks...................................      961      (934)   (1,098)     (490)      (138)
     Other sectors...........................    1,317       177       589       708        460
  Other assets(3)............................     (274)      (24)     (197)     (230)       152
Liabilities: Non-residents' investments in
  the Philippines............................   10,180     7,569    10,638     8,191      2,412
  Trade credits(1)...........................    9,958     7,157    10,981     9,958      2,680
  Loans......................................      575       354       178      (225)      (223)
     Monetary authorities....................        0        51       177       (40)         2
       Drawings(4)...........................        0       105       117       118        133
       Repayments(4).........................        0        54        50       158        131
     General Government......................      340      (125)       16      (131)       (22)
       Drawings(4)...........................    1,465       933       931       870        320
       Repayments(4).........................    1,125     1,058       915     1,001        342
     Banks(5)................................      626      (250)     (647)      920       (361)
     Other sectors...........................     (391)      678       692      (974)       158
       Long-term.............................     (494)      952       916      (780)      (160)
          Drawings...........................    2,610     2,428     3,142     1,030        614
          Repayments.........................    3,104     1,476     2,226     1,810        774
       Short-term............................      103      (274)     (224)     (194)       318
  Currency and deposits(6)...................     (466)     (120)      401    (1,637)      (226)
  Other Liabilities(7).......................      113       178      (922)       95        181

---------------

Source: Bangko Sentral.

(1) All trade credits are short-term credits in non-governmental sectors.

(2) All loans are short-term bank loans.

(3) All other assets are bank assets.

(4) Long-term loans.

(5) Short-term loans.

(6) All bank currency and deposits.

(7) All short-term bank liabilities.

     The following discussion does not take into account the 2000, 2001 and 2002 revisions to the Balance of Payments.

     Domestic macroeconomic policies and structural reforms have significantly affected the flow of foreign investment into the Philippines. The Foreign Investment Act of 1991, as amended, introduced a more favorable investment environment to the Philippines. The act permits foreigners to own 100% of Philippine enterprises, except in certain specified areas included in a "negative list" with respect to which the Constitution or applicable statute limits foreign ownership, generally to a maximum of 40% of the entreprise's equity capital. The Constitution also prohibits foreign ownership in certain sectors, such as the media.

     In 1999, net investment inflows declined by 20.5% to $1.3 billion compared to $1.6 billion in 1998. New foreign direct investments declined by 23.9% to $1.2 billion, compared with $1.6 billion for 1998. In 1999, under the BPM5 framework, a net outflow of $1.8 billion was registered in the capital and financial account due to the net outflow of $9.5 billion in the other investment accounts. The continued inflows of direct and portfolio investments, on the other hand, cushioned the impact of these outflows.

     In 2000, under the BPM5 framework the net outflow in the financial account reached $6.5 billion, an increase of 262.5% from the net outflow of $1.8 billion recorded in 1999. However, sustained net inflows of both direct and portfolio investments mitigated the contraction in the financial account. This developed due to the net outflows posted in the portfolio and other investment accounts.

     In 2001, the financial account registered a net outflow of $1.1 billion, a 83.6% decline from the net outflow of $6.5 million recorded in 2000. The direct investment account posted a sustained net inflow, while the portfolio investment account gained strength as it made a turnaround to a net inflow of $1.1 billion in 2001. Meanwhile, the cumulative net outflow in the other investment account of $3.3 billion was 57.9% lower than the $7.7 billion in 2001.

     In 2002, the net outflow in the capital and financial account almost doubled to $2.1 billion (including a net outflow of $19 million from the capital account). The expansion of the net inflow in the portfolio investment account to $1.9 billion from a net inflow of $1.1 billion in 2001 (due to success in the capital markets of the government and GOCCs) dampened the negative impact of the higher net outflow of other investment and the lower net inflow of direct investments.

     Non-residents' investments in the Philippines increased by 39.5% to $3.4 billion in 2002 due mainly to the investment of $544 million worth of shares by a Japanese firm in the San Miguel Corporation, a domestic brewery company, in March 2002. The remaining investment was directed to other manufacturing companies, financial institutions, mining corporations and construction companies.

     Non-residents' direct investments in equity capital increased by 50.5% to $945 million during 2002. The bulk of non-residents' equity investments came from Japan, including the investment of $544 million in a local brewery company in March 2002. Additional investments were directed to other manufacturing companies, financial institutions, mining corporations and construction companies. The major sources of direct investments were the US, the United Kingdom, Singapore and Taiwan. Total direct investments for the first half of 2002 registered a net inflow of $726 million. The 46.7% drop from the same period in 2001 was due mainly to repayments on intercompany loans, particularly in June, and residents' placements of equity capital abroad.

     In 2002, the portfolio investments account yielded a net inflow of $1.9 billion compared to the net inflow of $1.1 billion in 2001, due mainly to the higher non-residents' investments in resident issued foreign-denominated debt securities, particularly government-issued medium-term bonds. Meanwhile, net inflows of non-residents' investments in equity securities rose slightly by 7.0% to $410 million in 2002.

     The net outflow in other investments increased by 54.1% to $5.0 billion in 2002. This developed mainly because of withdrawals by non-residents of their maturing foreign currency deposits, as well as increased deposits abroad by resident non-banks -- most of which were corporations involved in build-operate-transfer schemes -- to fund their debt service and import payments.

     In the first four months of 2003, the net outflow in the capital and financial account was $612 million, compared to a net inflow of $1.7 billion net inflow in the first four months of 2002. This reversal was due to net outflow of direct investment, increased net outflow of other investments and decreased net inflow of portfolio investments, reflecting a weakened global economy and the higher net repayment of loans.

     Portfolio investments in the first four months of 2003 recorded a net inflow of $638 million, representing a 66.8% decrease from the net inflow of $1.9 billion in the same period in 2002. Non-residents' investments in both equity and debt securities contracted during this period, due to investors' concerns over geopolitical uncertainties.

     The direct investment account posted a net outflow of $39 million in the first four months of 2003, a reversal from the net inflow of $843 million in the first four months of 2002. This substantial reversal was the result of a severe drop in non-resident's investment in equity capital and a steep decline in new capital during the first four months of 2003.

     In the first four months of 2003 the other investment account posted a $1.2 billion net outflow, a 17.6% increase compared to the $1.0 billion outflow for the same period in 2002. The larger net outflow resulted from the higher net repayment of loans, particularly maturing borrowings and interbank placements, as well as the withdrawal of foreign currency deposits from local banks.

     Over the past few years, the Government has undertaken a number of programs to encourage capital investment, including introducing build-operate-transfer programs, reforming the legal regimes governing foreign investment and the foreign exchange payment system and restructuring the tariff regime. In August 1995, the Government implemented a schedule of tariff reductions to correct distortions caused by past policies. Rates will be reduced to 3% for raw materials and to 10% for finished goods by 2003, and tariffs will be further adjusted to a range from 0% to 5% by 2004. The Philippines also lifted quantitative restrictions on all regulated agricultural products, except rice, and replaced them with tariffs permitted under the Uruguay Round agreements.

     The Philippines is also a member of the ASEAN Free Trade Area, which provides for the gradual reduction to 5% or less or elimination of tariffs in 2003 on the trade of goods among ASEAN countries pursuant to a Common Effective Preferential Tariff scheme. [update-has ROP opted out?] Currently, the Philippines restricts imports of certain products only for reasons of health, security, safety and environmental protection.

     The Republic's Board of Investments coordinates with national agencies and local Governments on investment policies and procedures and establishes and administers annual investment priority plans to promote certain sectors of the economy by providing special investment incentives to specific industries. The Government's 2001 Investments Priorities Plan is working to alleviate poverty, promote economic health, and improve business competitiveness in e-commerce.

     In March 2000, the Retail Trade Liberalization Act was enacted. The law aims to promote efficiency and competition among domestic industries and foreign competitors and better service and lower prices for consumers. Prior to its enactment, only citizens of the Philippines and corporations wholly-owned by Filipino citizens could own a retail business in the Philippines. Under the law, a foreigner is allowed to own 100% of a retail business in the Philippines provided it makes an investment of at least $7.5 million in the Philippines. If a foreigner makes an investment of between $2.5 million to $7.5 million, the foreigner is allowed to own up to 60% of the retail business in the Philippines for the first two years.

     The following table sets out foreign investment in the Philippines registered with Bangko Sentral by sector.

                     FOREIGN EQUITY INVESTMENTS REGISTERED
                         WITH BANGKO SENTRAL BY SECTOR

                                                                                         FIRST FIVE
                                                                                           MONTHS
                                       1998      1999       2000      2001      2002        2003
                                      ------   --------   --------   ------   --------   ----------
                                                              (IN MILLIONS)
Banks and other financial
  institutions......................  $193.1   $  258.3   $  483.9   $476.4   $  153.0     $ 64.6
Manufacturing.......................   245.5    1,049.1      171.7    262.9      943.1      105.1
Mining..............................   161.2       27.3      239.5     66.2      114.6        0.0
Commerce and real estate............   161.9      166.3       62.3     23.2       26.6       48.0
Services............................    12.1       16.7        5.2      8.4       21.5        7.6
Public utilities....................    67.9      552.5      423.5     20.6      131.8        0.3
Others(1)...........................    43.0       36.5       12.2      0.2       40.9        8.1
                                      ------   --------   --------   ------   --------     ------
Total investments...................  $884.7   $2,106.7   $1,398.2   $857.8   $1,431.5     $233.7
                                      ======   ========   ========   ======   ========     ======

---------------

Source: International Operations Department, Bangko Sentral.

(1) Includes construction and agriculture, fishery and forestry.

 INTERNATIONAL RESERVES

     The following table sets out the gross international reserves of Bangko Sentral, compiled in a manner consistent with the revised balance of payments framework and the treatment of IMF accounts in the monetary survey published in the IMF's International Financial Statistics.

                 GROSS INTERNATIONAL RESERVES OF BANGKO SENTRAL

                                                             AS OF DECEMBER 31,
                                               -----------------------------------------------
                                               1998(1)   1999(1)   2000(2)    2001      2002
                                               -------   -------   -------   -------   -------
                                                (IN MILLIONS, EXCEPT MONTHS AND PERCENTAGES)
Gold(3)......................................  $ 1,569   $ 1,782   $ 1,973   $ 2,216   $ 3,036
SDRs.........................................        1        19         2        14        10
Foreign investments(4).......................    8,738    12,881    12,371    12,786    13,570
Foreign exchange.............................      376       222       565       533       445
Reserve position in the IMF(5)...............      122       120       113       109       118
                                               -------   -------   -------   -------   -------
Total........................................  $10,806   $15,024   $15,024   $15,658   $16,180
                                               =======   =======   =======   =======   =======
Total as number of months of imports of goods
  and services...............................      3.1       4.4       4.4       5.0       4.8
Total as a % of short-term debt
  Original maturity..........................    150.4%    261.5%    252.6%    258.9%    275.6%
  Residual maturity..........................     98.2     168.4     141.8     130.7     134.9

---------------

Source: International Operations Department, Bangko Sentral.

(1) Represents official figures from Bangko Sentral's Treasury Department under the old system, which did not treat monetary gold (that is, gold available to monetary authorities for use in foreign exchange and other financial transactions) under the swap arrangements as part of gross international reserves.

(2) Beginning January 2000, a new system was adopted, revising the treatment of monetary gold under swap arrangements, including it as part of gross international reserves. For purposes of comparison with 2000 data, the revised treatment of monetary gold (that is, gold available to monetary authorities for use in foreign exchange and other financial transactions) under the swap arrangements would have resulted in an upward adjustment of the gross international reserves level as of December 31, 1999 to $15,107 million.

(3) Of these amounts, 75.3% in 1998 and 83.3% in 1999 served as collateral for gold-backed loans. Under the new accounting system adopted in 2000, 82.6% of the amount as of December 31, 2000, 85.7% as of December 31, 2001, and 62.6% as of December 31, 2002 served as collateral for gold-backed loans and gold swap arrangements.

(4) Consists of time deposits, investments in securities issued or guaranteed by government or international organizations and repurchase agreements.

(5) The reserve position in the IMF is an off-balance sheet item and is recorded by Bangko Sentral's Treasury Department as a contingent asset with a matching contingent liability.

     The gross international reserves controlled by Bangko Sentral constitute substantially all of the Philippines' official international reserves.

     Bangko Sentral occasionally enters into options with respect to gold, foreign exchange and foreign securities for purposes of managing yield or market risk. It also enters into financial swap contracts to optimize yield on its gold reserves.

     In 1998, the Government took a number of steps to boost reserves, including obtaining a $610 million one-year loan from a syndicate of mainly domestic banks in September 1998 and drawing upon the $1.4 billion standby facility provided by the IMF. The IMF disbursed $278 million under the stand-by facility in November 1998 and $133 million in December 1998. In 1998, the reserve level was also increased by $500 million of foreign currency deposits with Bangko Sentral from foreign banks, $492 million in net proceeds from the Republic's global bond offering in April 1998, a $750 million club loan from a consortium of foreign banks, $210 million in net foreign exchange purchases by Bangko Sentral and increased investment inflows resulting from improvements in the currency markets. However, foreign exchange outlays of $1.9 billion by the Government and $532 million by Bangko Sentral used to service maturing foreign obligations reduced reserve levels.

     In 1999, gross international reserves increased significantly to reach $15.0 billion as of the end of 1999, equivalent to 4.4 months of imports of goods and payment of services and income. The increase in reserve level was due to higher public sector borrowing, renewed private capital flows and stronger external trade performance. Among other reasons, the reserve level was increased by the Republic's $1.2 billion global bond offerings in January and February 1999, $350 million eurobond offering in March 1999, $292 million global bond offering in October 1999 and $400 million re-opening of its 2019 bonds in December 1999. Further, the IMF disbursed $130 million under the stand-by facility in March 1999 and $214 million in July 1999. In June 1999, the Republic refinanced the $610 million syndicated loan facility it obtained in 1998 with three-year fixed and floating rate notes and, in December 1999, the Republic completed a $260 million eurobond offering to partially refinance the $610 million one-year loan.

     In January 2000, Bangko Sentral revised its method of accounting for international reserves at the recommendation of the IMF. Under the previous accounting system, a gold swap transaction was treated as a sale of gold which reduced the amount of gold holdings. Under the revised system, a gold swap transaction is treated as a loan transaction collateralized by gold that remains a part of the international reserves. In addition, under the revised system, the accrued interest payable on Bangko Sentral's short-term liabilities is netted out of gross international reserves when calculating net international reserves, reducing the level of net international reserves.

     As of December 31, 2000, gross international reserves stood at $15.0 billion, equivalent to 4.4 months of imports of goods and payment of services and income. Major sources of foreign exchange inflows in 2000 were the Republic's $1.6 billion Yankee bond offering in March, a $500 million Bangko Sentral syndicated loan in April, a Y35 billion Samurai bond offering and a $400 million syndicated loan in October, a $200 million private placement of Yen-denominated eurobonds in November and a $200 million private placement of eurobonds in December. These inflows were partially offset by a decline in portfolio investments by non-residents from their 1999 levels. As of December 31, 2000, net international reserves totalled $11.3 billion, compared to $11.8 billion as of December 31, 1999 (after adjustment for the BPM5 framework).

     As of December 31, 2001, gross international reserves rose to $15.7 billion. The increase in gross international reserves during the year 2001 was attributed mainly to foreign exchange inflows arising from various foreign loans and bond flotations. The various loans and bond flotations include, among others, the Republic's $199 million Floating Rate Notes due 2004; the Republic's $100 million Facility Loan Agreement; the Republic's $220 million cross currency swap; the Republic's $119 million Treasury Bills to pre-fund the Government's 2002 requirements; the Asian Development Bank ("ADB") Non-Bank Financial Program Loan of $75 million; the ADB Power Sector Loan of $100 million; the Republic's $444 million Fixed Rate Bonds due 2006; the Republic's Shibosai $365 million Fixed Rate Guaranteed Bonds due 2011; Bangko Sentral's $740 million 3-year Term Loan Facility; Bangko Sentral's $200 million Floating Rate Notes due 2003; Bangko Sentral's $550 million 9% Notes due 2005 and Bangko Sentral's $700 million loan from other foreign financial institutions. The impact of these inflows was partly mitigated by the servicing of foreign exchange requirements of the Government and Bangko Sentral. Net international reserves totaled $11.4 billion as of December 31, 2001.

     The Bangko Sentral's gross international reserves rose to $16.2 billion as of December 31, 2002. This was a 3.3% increase as compared to the level at the end of December 2001 of $15.7 billion. The increase in gross international reserves during the period was due mainly to foreign exchange inflows in the form of net deposits by the Treasury. However, these were partly offset by outflows to meet the foreign exchange requirements of Bangko Sentral and the Republic. At December 31, 2002, Bangko Sentral's gross international reserves were adequate to cover 4.7 months' worth of imports of goods and payment of services and income. The level of reserves was 2.9 times the amount of the country's short-term external debt based on original maturity or, alternatively,
1.4 times the amount of short-term external debt based on residual maturity. In 2002, the majority of reserves consisted of foreign investments (77.7%), while the balance consisted of gold (18.8%), foreign exchange (2.8%), and combined SDRs and reserve position in the IMF (0.7%). Reserves (other than gold) were held in the following foreign currencies: US dollars (92.0%), Japanese yen (3.7%), pounds sterling (1.7%) and the balance (2.6%) in other foreign currencies.

     Bangko Sentral's gross international reserves were $16.1 billion at the end of July 2003, slightly less than $16.2 billion as of December 31, 2002. The end-July level is equivalent to 4.5 months of imports of goods and payments of services and income and was 1.3 times the amount of short-term external obligations of the Republic, based on residual maturity or 2.6 times the amount of short-term external debt of the Republic based on original maturity.

     Net international reserves, as defined by Bangko Sentral, excludes from gross international reserves both short-term foreign exchange liabilities and IMF credits. Bangko Sentral's net international reserves stood at $12.8 billion as of July 31, 2003, the same level as of December 31, 2002.

     The preceding figures were not affected by the revised import data reported by the inter-agency task force on the balance of payments. See "Balance of Payments -- Recent Revisions".

MONETARY SYSTEM

     MONETARY POLICY. In 1993, the Government established Bangko Sentral, the Republic's central bank, pursuant to the New Central Bank Act. Bangko Sentral replaced the old Central Bank of the Philippines, which had incurred substantial deficits in connection with:

     - quasi-fiscal activities, including entering into foreign exchange forward cover contracts and swaps with certain banks and Government corporations and assuming the foreign exchange liabilities of certain Government and private corporations during the Philippines' foreign exchange crisis in the early 1980s;

     - development banking and financing; and

     - open market operations financed by the issuance of domestic securities at high interest rates.

     Bangko Sentral functions as an independent central monetary authority responsible for policies in the areas of money, banking and credit, as authorized under the New Central Bank Act. The New Central Bank

Act prohibits Bangko Sentral from engaging in quasi-fiscal activities, commercial banking or development banking or financing. Additionally, Bangko Sentral does not engage in any commercial banking activities.

     Bangko Sentral's primary objectives are to maintain price stability, monetary stability and the convertibility of the peso. To achieve its price stability objective, Bangko Sentral undertakes monetary management mainly through adjustments to policy rates and the conduct of open market operations, including the purchase and sale of Government securities, rediscounting transactions and adjustments in reserve requirements.

     Bangko Sentral's functions include:

     - conducting monetary policy;

     - issuing the national currency;

     - managing foreign currency reserves;

     - acting as depository for the Government, its political subdivisions and instrumentalities and Government owned corporations; and

     - regulating banks and quasi-banks in the Philippines.

     The Government owns all of the capital stock of Bangko Sentral. A seven member Monetary Board, comprised of Bangko Sentral's Governor, a member of the Cabinet designated by the President and five full-time private sector representatives, governs Bangko Sentral. The President appoints each of the seven Monetary Board members, except the Cabinet representative, to six-year terms.

     Philippine law requires Bangko Sentral to maintain a net positive foreign asset position. As of 2002, Bangko Sentral had total assets of P1,231 billion, of which international reserves accounted for P855.3 billion. Bangko Sentral's remaining assets consist mainly of foreign exchange receivables, loans and advances and Government securities, and its liabilities consist mainly of deposits of financial institutions, the Government and Government-owned corporations and foreign liabilities in the form of loans and bonds payable.

     MONEY SUPPLY. The following table presents certain information regarding the Philippines' money supply:

                                  MONEY SUPPLY

                                                              AS OF DECEMBER 31,
                                             ----------------------------------------------------
                                               1998       1999       2000       2001       2002
                                             --------   --------   --------   --------   --------
                                                (IN BILLIONS OF PESOS, EXCEPT FOR PERCENTAGES)
M1(2)
Currency in circulation....................    P146.1     P218.5     P192.3     P194.7     P220.0
Current account deposits...................     135.4      175.6      194.7      193.3      250.0
                                             --------   --------   --------   --------   --------
Total......................................     281.5      394.1      387.0      388.0      470.1
  percentage increase......................       9.0%        40%      (1.8)%      0.3%      21.2%
M2(3)......................................  P1,138.4   P1,357.9   P1,423.2   P1,521.1   P1,666.3
  percentage increase......................       8.0%      19.3%       4.8%       6.9%       9.5%
M3(4)......................................  P1,144.6   P1,365.1   P1,427.0   P1,525.0   P1,669.7
  percentage increase......................       7.4%      19.3%       4.6%       6.8%       9.5%

---------------

Source: Bangko Sentral, Department of Economic Research.

(1) Preliminary.

(2) Consists of currency in circulation and demand deposits.

(3) Consists of M1, savings deposits and time deposits.

(4) Consists of M2 and deposit substitutes.

     The Republic's money supply, as measured by domestic liquidity, was P1.7 trillion as of June 30, 2003, a 6.2% increase from June 30, 2002. This rate of growth in money supply was lower than the 9.5% growth from December 31, 2001 to December 31, 2002. The decrease in growth through June 2003 was attributed to the continuing effects of the increase in the liquidity reserve requirement for banks, the removal of the tiering scheme on banks' placements under the Bangko Sentral's Reverse Repurchase Facility, and a shift in deposits from peso accounts to foreign currency accounts.

     The following table presents information regarding domestic interest and deposit rates.

                      DOMESTIC INTEREST AND DEPOSIT RATES

                                                                                             FIRST SIX
                                                                                               MONTHS
                                                     1998    1999    2000    2001    2002       2003
                                                     -----   -----   -----   -----   -----   ----------
                                                       (WEIGHTED AVERAGES IN PERCENTAGES PER PERIOD)
91-day Treasury bill rates.........................  15.3    10.2     9.9     9.9     5.4       6.1
90-day Manila Reference rate(1)....................  13.8    10.1     8.8    10.1     6.4       7.3
Bank average lending rates(2)......................  18.4    11.8    10.9    12.4     8.9       9.4

---------------

Source: Bangko Sentral, Department of Economic Research.

(1) Based on promissory notes and time deposit transactions of sample commercial banks.

(2) Starting in January 2002, monthly rates reflect the annual percentage equivalent of all commercial banks' actual monthly interest income on peso-denominated loans to the total outstanding levels of their peso-denominated demand/time loans, bills discounted, mortgage contract receivables and restructured loans.

     In 1998, Bangko Sentral sought to mitigate the effects of the 1997 Asian financial crisis and avoid potential corporate bankruptcies by encouraging reductions in bank lending rates. Bangko Sentral approved certain policies to ease liquidity in 1998, including the opening of a 30-day lending window, the opening of a swap window for banks without Government securities holdings, a reduction in the statutory reserve requirement from 13% to 10% and the purchase of Government securities at market prices. Even with these measures in place, the average 91-day Treasury bill rate in 1998 was 15.3%, compared to 13.1% in 1997, and the average bank lending rate in 1998 was 18.4%, compared to 16.2% in 1997.

     In 1999, as Asian economies recovered more fully from the 1997 financial crisis, Bangko Sentral adopted measures to reduce inflation and lower interest rates. In particular, Bangko Sentral decreased the liquidity reserve requirement from 5% to 4% in April 1999 in order to lower bank intermediation costs and thereby reduce the banks' domestic lending rates. As the inflation rate eased from 11.5% in January 1999 to 6.7% for the full-year 1999, Bangko Sentral gradually reduced its overnight borrowing rate from 13.375% at the start of the year to 8.75% at the end of the year, and reduced its overnight lending rate from 15.375% at the start of the year to 12.0% at the end of the year. This was followed by a reduction in bank lending rates, from an average of 18.4% in 1998 to an average of 11.8% in 1999. Also, with the slowdown in inflation and the decline in interest rates, demand for government securities increased significantly. The 91-day Treasury bill rate declined steadily from 13.2% in January to 8.4% in August, before rising again to 8.9% in December amid uncertainty over potential Y2K disruption.

     In 2000, Bangko Sentral sought to encourage price stability in the face of threats to the Philippine economy, including a growing fiscal deficit, political uncertainty related to the impeachment trial of former president Estrada, renewed fighting with rebel groups and instability in oil prices. The average inflation rate in 2000 declined to 4.4% from the 1999 average rate of 6.7%; however, inflation rose in the second half of 2000 to reach 6.7% in December 2000, largely because of a sharp decline in the value of the peso and the tightened monetary policy of the US Federal Reserve. To help contain inflation, Bangko Sentral reduced the overnight borrowing rate and the overnight lending rate (the "policy rates") by a total of 635 basis points from May to October 2000. In October 2000, Bangko Sentral also increased banks' liquidity reserve requirements by 4 percentage points to curb speculation in the foreign exchange market. As a result of these tightening moves, the average 91-day Treasury bill rate rose from 8.9% in January to 15.8% in November. The temporary tightening measures also helped to slow the growth in the inflation rate and stabilize the foreign exchange market. In December 2000, Bangko Sentral began a gradual easing of the monetary policy stance by reducing the overnight rates by a total of 150 basis points. This induced a decline in interest rates, with the 91-day Treasury bill rate falling to 13.6% in December 2000.

     In the first part of 2001, Bangko Sentral policy generally accommodated the gradual slowdown in inflation while also seeking to ensure adequate liquidity. From January to May 2001, Bangko Sentral reduced policy rates by a total of 450 basis points. These rates remained unchanged from May 18 to October 4, 2001. In July and August 2001, Bangko Sentral raised banks' liquidity reserve requirement from 7% to 11%, and also reduced, from $10,000 to $5,000, the amount of US currency an individual could buy over-the-counter from banks without documentation. The measures were intended to siphon excess liquidity in the economy that could lead to higher inflation or be used to speculate on the peso. In another measure to help ease pressure on the peso, the tiering system on banks' overnight placements with Bangko Sentral (initially adopted in June 2000) was temporarily removed in August 2001.

     In the months following the terrorist attacks of September 11, 2001, the Bangko Sentral made no major changes to monetary policy, but continued to encourage bank lending and economic growth. In November 2001, the tiering structure for banks' overnight placements with Bangko Sentral was put back into place, and in December 2001, the rates under the tiering structure were modified to 7.75% for placements of up to P5 billion, 5.75% for the next P5 billion, and 3.75% for placements in excess of P10 billion. Bangko Sentral further reduced policy rates in the fourth quarter of 2001, resulting in a cumulative reduction of 575 basis points from December 2000. The reduction in policy rates in December was accompanied by a two percentage point reduction in banks' liquidity reserve requirements intended to encourage a further reduction in market interest rates. At the end of 2001, the overnight borrowing rates and lending rates stood at 7.75% and 10.0%, respectively. Also, by December 2001, the 91-day Treasury bill rate had declined to a monthly average of 8.9% from a monthly average of 13.6% in December 2000.

     During the first three months of 2002, Bangko Sentral reduced policy rates a total of 75 basis points to 7.0% and 9.25% for the overnight borrowing and lending rates, respectively. These were the lowest levels in Bangko Sentral's policy rates in 10 years. In January 2002, Bangko Sentral also reduced the liquidity reserve requirement by 2 percentage points to 7.0%, a move which restored liquidity reserves to their pre-July 2001 level. In March 2002, the tiered rates for banks' overnight placements with Bangko Sentral were lowered to 7.0% for placements of up to P5 billion, 4.0% for the next P5 billion, and 1.0% for placements in excess of P10 billion. To induce banks to channel the additional liquidity into lending for productive activities, the tiering scheme was also modified to cover placements in special deposit accounts.

     During the last nine months of 2002, Bangko Sentral kept policy rates unchanged. Although the inflation rate declined to its lowest level since 1987, monetary authorities recognized inflationary risks stemming from the Government's increased fiscal deficit and instability in the Middle East. At the end of 2002, the overnight borrowing and lending rates remained unchanged from March 2002 at 7.0% and 9.25%, respectively. By December 2002, the 91-day Treasury bill rate had declined further to an average of 5.2% from an average of 8.9% in December 2001.

     In 2003, Bangko Sentral has pursued a monetary policy based on inflation rather than on foreign exchange rates. Inflation rates in 2003 have so far remained well below the Government's target of 4.5-5.5%. On March 17, 2003, in a measure intended to increase liquidity in the credit markets, Bangko Sentral approved guidelines that would allow local banks to issue US-dollar denominated unsecured subordinated debt, in addition to such debt denominated in pesos. On July 2, 2003, Bangko Sentral lowered its policy rates by 25 basis points to their lowest levels since 1992. At the same time, the tiered rates for banks' overnight placements with Bangko Sentral were lowered to 6.75% for placements of up to P5 billion, 3.75% for the next P5 billion, and 0.75% for placements in excess of P10 billion. The overnight borrowing and lending rates currently stand at 6.75% and 9.0%, respectively.

     With the resolution of major military action in Iraq and a lower-than-expected Government fiscal deficit, the Monetary Board expects inflation to remain stable for the rest of 2003. Despite recent instability in the financial markets caused by the military incident on July 27, 2003, the Monetary Board expects that the incident will have a minimal effect on output and inflation. See "Recent Political Developments -- Military Incident in Manila".

     Overall, the benchmark 91-day Treasury bill rate declined from an average of 15.3% in 1998 to 10.2% in 1999, 9.9% in 2000, 9.9% in 2001, and 5.4% in 2002.
As of August 18, 2003, the 91-day Treasury bill rate had further declined to 5.2%.

     Commercial bank lending rates also eased steadily over the past four years, from an average range of 18.1-21.5% in 1998, to 12.6-16.0% in 1999, 12.9-15.6%
in 2000, 13.7-15.3% in 2001, and 8.7-10.4% in 2002. In June 2003, commercial bank lending rates ranged from 9.0% to 10.8%.

     FOREIGN EXCHANGE SYSTEM. The Republic maintains a floating exchange rate system under which market forces determine the exchange rate for the peso. Bangko Sentral may, however, intervene in the market to maintain orderly market conditions and limit sharp fluctuations in the exchange rate.

     The following table sets out exchange rate information between the Peso and the US dollar.

                      EXCHANGE RATES OF PESO PER US DOLLAR

                                                              PERIOD     PERIOD
YEAR                                                           END     AVERAGE(1)
----                                                          ------   ----------
1998........................................................  39.059     40.893
1999........................................................  40.313     39.089
2000........................................................  49.998     44.194
2001........................................................  51.789     50.993
2002........................................................  53.096     51.604

---------------

Source: Reference Exchange Rate Bulletin, Treasury Department, Bangko Sentral.

(1) The average of the monthly average exchange rates for each month of the applicable period.

     Foreign exchange may be freely sold and purchased outside the banking system and deposited in foreign currency accounts. Both residents and non-residents may maintain foreign currency deposit accounts with authorized banks in the Philippines, and residents may maintain deposits abroad without restriction.

     Payments related to foreign loans registered with Bangko Sentral and foreign investments approved by or registered with Bangko Sentral may be serviced with foreign exchange purchased from authorized agent banks. Bangko Sentral must approve and register all outgoing investments by residents exceeding $6 million per investor per year if the funds will be sourced from the banking system. For a discussion of Bangko Sentral's loan approval regime, see "-- The Philippine Financial System -- Foreign Currency Loans."

     While the Government imposes no currency requirements for outgoing payments, all exchange proceeds from exports, services and investments must be obtained in any of 22 prescribed currencies. Authorized agent banks may convert the acceptable currencies to pesos.

     Individual or corporate non-residents may open peso bank accounts without Bangko Sentral's approval. The export or electronic transfer out of the Philippines of peso amounts exceeding P10,000 requires prior authorization from Bangko Sentral.

     The value of the peso relative to the US dollar and other foreign currencies declined substantially in 1997 and early 1998. Bangko Sentral initially responded to the peso depreciation in July 1997 by increasing its sales of US dollars and raising interest rates. When sales of pesos remained stronger than expected, Bangko Sentral allowed the peso to float on July 11, 1997. The value of the peso then declined over time, reaching a low of P45.42 per US dollar on January 8, 1998. As the Government implemented various monetary and fiscal policies to curb speculation and restore confidence in the economy, the peso began to strengthen. On December 31, 1998, Bangko Sentral's reference exchange rate was P39.06 per US dollar and on December 31, 1999, the exchange rate was P40.31 per US dollar.

     In 2000, the peso's value declined significantly. For the first four months of 2000, the peso-dollar rate was relatively stable, averaging P40.78 per US dollar. However, the exchange rate began to exhibit volatility starting in mid-May and exceeded P45.00 per US dollar on July 27, 2000. It reached a record average low of P51.68 per US dollar in November 2000. The peso recovered briefly in November, bringing the rate up to P49.39 per US dollar on November 29, 2000. This trend, however, was not sustained as the peso depreciated to an average of P49.99 per US dollar by the end of 2000. The weakness of the peso in 2000 was attributed mainly to the rise in US interest rates, concerns over the rising fiscal deficit, the conflict in Mindanao, and the ensuing political uncertainties surrounding the impeachment trial of former President Estrada.

     The peso depreciated further in 2001. From P50.00 per US dollar at end-2000, transitory shocks caused the peso to reach a low of P55.01 per US dollar on January 19, 2001. The peso strengthened thereafter and was relatively stable for most of February and March. From early April, however, the peso traded in the P50-P51 per US dollar range. The pressure on the peso again intensified starting late June until the first week of August, but the peso subsequently appreciated to an average of P51.25 per US dollar in September, from an average of P53.22 per US dollar in July. The peso weakened again starting the second week of October before appreciating towards the latter part of December as market conditions stabilized. Overall, during 2001 the peso depreciated by 13.8% compared to the average peso-dollar exchange rate for 2000. The fluctuations in the peso-dollar rate during 2001 were caused by the political crisis involving the impeachment proceedings of the former President the economic slowdown in the US and in Japan and heightened uncertainty after the September 11 terrorist attacks in the United States.

     Since reaching P49.48 per US dollar on May 20, 2002, the peso has steadily depreciated. The peso declined in value from a monthly average of P53.52 per US dollar in December 2002 to a monthly average of P53.40 per US dollar in June 2003, then depreciated further to an intraday low of P55.47 per US dollar on August 25, 2003. The intraday low of August 25, 2003 was the lowest the peso had fallen relative to the US dollar since January 17, 2001, when it reached its all-time intraday low of P55.75 per US dollar. The decline in the peso has accelerated since the end of July 2003 due to several recent political developments in the Philippines. These political events include the July 27 military incident in Manila, the Court of Appeals' order to suspend Bangko Sentral Governor Rafael Buenaventura and other central bank officials for one year, and money laundering accusations by a senator against Jose Miguel Arroyo, the husband of president Arroyo. See "Recent Developments". These events, combined with high seasonal US dollar demand and the general strength of the US dollar in the currency markets, have pushed the peso to historical lows.

     On March 13, 2003, in a measure intended to reduce currency speculation, Bangko Sentral reduced the amount of US dollars that banks are allowed to buy in the currency spot market. In particular, Bangko Sentral lowered the amount of US dollars that a bank could purchase above clients' requirements to $5 million or 2.5% of the bank's unimpaired capital, whichever is lower. This "overbought-limit" had previously been set at the lesser of $10 million or 5% of the bank's unimpaired capital. In March 2003, Bangko Sentral also limited to six months the duration of forward contracts to cover long-term currency requirements; however, Bangko Sentral continues to encourage the use of forward currency contracts as insurance against currency fluctuations and as an alternative to the direct purchase of foreign currency in the market.

     Since the measures taken in March 2003, Bangko Sentral has not intervened in the currency markets to support the peso against the US dollar. Although Bangko Sentral closely monitors the currency markets, its current policy is to let the market determine the peso/US dollar exchange rate, absent market movements related to speculation. However, if there is a sharp fluctuation in exchange rates, Bangko Sentral reserves the right to take measures to stabilize the value of the peso.

     STABILIZATION OF THE PESO. Since it allowed the peso to move within a wider range on July 11, 1997, Bangko Sentral has intervened minimally in the foreign exchange market. It has, however, adopted measures related to foreign exchange trading aimed to reduce currency speculation and combat money laundering. These measures include:

     - requiring prior approval of Bangko Sentral to sell non-deliverable forward contracts to non-residents (Bangko Sentral believes that speculators used non-deliverable forward contracts to increase artificially the demand for foreign currency);

     - reducing banks' permitted long or overbought foreign exchange position to the lower of $5 million or 2.5% of unimpaired capital (the accompanying 20% limit on banks' short or oversold foreign exchange position has been lifted, subject to periodic review by Bangko Sentral, to increase the foreign exchange available in the market);

     - limiting the types of forward contracts that can be used as deductions when valuing a bank's overbought foreign exchange position;

     - requiring banks to consolidate their foreign exchange accounts with those of their subsidiaries when calculating net open foreign exchange positions;

     - decreasing the maximum amount of foreign exchange that banks can sell over-the-counter on an undocumented basis to $5,000 from $10,000;

     - prohibiting banks from extending peso loans to non-residents; and

     - requiring banks to periodically report significant foreign exchange purchases and sales. See "-- The Philippine Financial System -- Structure of the Financial System."

     In addition, in 1997, Bangko Sentral introduced the currency risk protection program, which is a hedging facility provided by Bangko Sentral through commercial banks and universal banks under which eligible borrowers may borrow to hedge their unmatured foreign exchange liabilities. On the maturity of a forward contract, the difference between the contract rate and the market rate is settled and paid in pesos. This reduces banks' foreign exchange exposure and generally reduces demand for foreign currency in the spot market. In early 1998, as a part of the program, Bangko Sentral expanded oil companies' access to commercial bank funds by permitting them to borrow foreign currencies, in addition to obtaining loans and advances, to pay for their non-crude and non-refined imports and to meet their short-term working capital requirements.

     In January 2000, Bangko Sentral imposed a 90-day minimum holding period for foreign investments placed in peso time deposits with Philippine banks to tighten its monitoring of the foreign exchange market and discourage the inflow of short-term speculative funds. The holding period applies only to peso time deposits and not to other investments such as equities, government securities or commercial paper. Peso time deposits that are terminated within the 90-day period will not be converted by Philippine banks to foreign currency, but may be transferred to other peso-denominated investments.

     In October 2000, Bangko Sentral introduced guidelines on the foreign exchange trading activities for foreign exchange corporations or corporations that are subsidiaries or affiliates of banks, quasi-banks or non-bank intermediaries. Under the guidelines, foreign exchange corporations must document aggregate sales of foreign exchange of more than $10,000 to Philippine residents. Bangko Sentral also increased the minimum paid-in capital for foreign exchange corporations to P50 million. In October 2000, Bangko Sentral also expressly prohibited banks from engaging in engineered swap transactions because Bangko Sentral believes these transactions contributed to the volatility of the peso-US dollar exchange rate during 2000.

     In 2001 and 2002, Bangko Sentral implemented the following measures to address dollar speculation and exchange rate volatility:

     - in August 2001, it expanded the eligibility rules of the currency risk protection program to include registered foreign currency-denominated bonds and foreign currency deposit loans with remaining tenors up to five years or with original maturities up to one year; US dollar trust receipts; foreign currency import bills and customers' liabilities under acceptances; and trade transactions of clients other than oil companies. The coverage of the currency risk protection program was further expanded in September 2001 to include registered short-term trade-related borrowings of oil companies from offshore banking units and offshore banks;

     - it reduced the ceiling on undocumented over-the-counter sales of foreign exchange to $5,000 to prevent abuse through the splitting of foreign exchange sales;

     - it increased fines and imposed non-monetary sanctions for violations of foreign exchange rules; and

     - it required effective from January 1, 2002, any person who brings into or out of the Philippines foreign currency valued at more than $10,000 to document the source and purpose of the transport of such currency.

THE PHILIPPINE FINANCIAL SYSTEM

     COMPOSITION. The following table sets out the total assets of the Philippine financial system by category of financial institution.

                    TOTAL ASSETS OF THE FINANCIAL SYSTEM(1)

                                                                                           AS OF
                                                    AS OF DECEMBER 31,                    MAY 31,
                                   ----------------------------------------------------   --------
                                     1998       1999       2000       2001     2002(2)    2003(2)
                                   --------   --------   --------   --------   --------   --------
                                                            (IN BILLIONS)
Banks
  Commercial banks...............  P2,512.2   P2,722.3   P3,013.6   P3,070.5   P3,250.2   P3,255.6
  Thrift banks...................     216.4      223.5      245.8      259.0      261.9      261.2
  Rural banks....................      60.0       61.9       67.4       73.8       83.5       85.5
                                   --------   --------   --------   --------   --------   --------
     Total banks.................   2,788.6    3,007.7    3,326.8    3,403.3    3,595.6    3,602.3
                                   --------   --------   --------   --------   --------   --------
  Non-bank financial
     institutions................     656.2      733.6      773.8      691.3      730.2      729.7
                                   --------   --------   --------   --------   --------   --------
     Total assets................  P3,444.8   P3,741.3   P4,100.6   P4,094.6   P4,325.8   P4,322.0
                                   ========   ========   ========   ========   ========   ========

---------------

Source: Bangko Sentral

(1) Excludes assets of Bangko Sentral.

(2) Provisional.

     The Philippine financial system consists of banks and non-bank financial institutions. Banks include all financial institutions that lend funds obtained from the public primarily through the receipt of deposits. Non-banks include financial institutions other than banks which lend, invest or place funds, or at which evidences of indebtedness or equity are deposited with or acquired by them, either for their own account or for the account of others. Non-bank financial institutions may have quasi-banking functions. Quasi-banking functions include borrowing money to relend or purchase receivables and other obligations by issuing, endorsing or accepting debt or other instruments or by entering into repurchase agreements with 20 or more lenders at any one time.

     The Supervision and Examination Sector of Bangko Sentral supervises all banks and non-banks with quasi-banking functions, including their subsidiaries and affiliates engaged in related activities, with Bangko Sentral's Monetary Board having ultimate supervisory authority.

     STRUCTURE OF THE FINANCIAL SYSTEM. The Philippine financial system is comprised of commercial banks, thrift banks, rural banks, specialized Government banks and non-bank financial institutions. Each type of bank participates in distinct business activities and geographic markets.

     Commercial banks:

     - accept drafts;

     - issue letters of credit, promissory notes, drafts, bills of exchange and other evidences of indebtedness;

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

     - receive deposits;

     - buy and sell foreign exchange and gold and silver bullion; and

     - lend money on a secured or unsecured basis.

     Expanded commercial banks, otherwise known as universal banks, in addition to regular commercial banking activities, may also engage in investment banking activities, invest in non-bank businesses and own allied financial undertakings other than commercial banks. As of December 31, 2002, the country had 42 commercial banks, with 4,223 branch offices.

     The following table sets out the outstanding loans of commercial banks classified by sector.

                 COMMERCIAL BANKS' OUTSTANDING LOANS BY SECTOR

                                                             AS OF DECEMBER 31,
                                  -------------------------------------------------------------------------
                                         1998                 1999                 2000             2001
                                  ------------------   ------------------   ------------------   ----------
                                                      (IN MILLIONS, EXCEPT PERCENTAGES)
Agriculture, fishery and
 forestry.......................     P62,930     4.7%     P58,859     4.3%     P62,101     4.3%     P56,823
Mining and quarrying............      20,048     1.5       16,466     1.2       21,166     1.5       19,890
Manufacturing...................     357,455    26.5      382,267    28.2      404,224    27.8      372,906
Electricity, gas and water......      47,284     3.5       53,274     3.9       75,398     5.2       70,359
Construction....................      54,972     4.1       53,384     4.0       46,949     3.2       42,151
Wholesale and retail............     210,191    15.6      203,177    15.0      201,233    13.9      210,306
Transportation, storage and
 communication..................      98,636     7.3       91,024     6.7       99,653     6.9       83,068
Financial institutions, real
 estate and business services...     347,339    25.7      342,673    25.3      386,797    26.6      359,199
Community, social and personal
 services.......................     149,336    11.1      153,104    11.3      153,983    10.6      184,534
                                  ----------   -----   ----------   -----   ----------   -----   ----------
 Total..........................  P1,348,191   100.0%  P1,354,228   100.0%  P1,451,504   100.0%  P1,399,236
                                  ==========   =====   ==========   =====   ==========   =====   ==========

                                                                     AS OF
                                      AS OF DECEMBER 31,            JUNE 30,
                                  --------------------------   ------------------
                                  2001           2002                 2003
                                  -----   ------------------   ------------------
                                         (IN MILLIONS, EXCEPT PERCENTAGES)
Agriculture, fishery and
 forestry.......................    4.1%     P72,428     5.1%     P77,548     5.4%
Mining and quarrying............    1.4       14,448     1.0       14,760     1.0
Manufacturing...................   26.7      379,404    26.5      375,041    26.0
Electricity, gas and water......    5.0       71,372     5.0       69,194     4.8
Construction....................    3.0       35,390     2.5       34,944     2.4
Wholesale and retail............   15.0      206,215    14.4      201,924    14.0
Transportation, storage and
 communication..................    5.9       71,947     5.0       73,835     5.1
Financial institutions, real
 estate and business services...   25.7      380,739    26.6      386,813    26.8
Community, social and personal
 services.......................   13.2      200,719    14.0      209,459    14.5
                                  -----   ----------   -----   ----------   -----
 Total..........................  100.0%  P1,432,663   100.0%  P1,443,518   100.0%
                                  =====   ==========   =====   ==========   =====

---------------

Source: Bangko Sentral.

     Thrift banks invest their capital and the savings of depositors in:

     - financings for homebuilding and home development;

     - marketable debt securities;

     - commercial paper and accounts receivable, drafts, bills of exchange, acceptances or notes arising out of commercial transactions; or

     - short-term working capital and medium and long-term loans to small and medium-sized businesses and individuals engaged in agriculture, services, industry, housing and other financial and allied services in its market.

     As of December 31, 2002, the country had 94 thrift banks, with 1,184 branch offices. Aggregate assets of the banking system increased by 25.2% from the end of 1997 to the end of 2002.

     Rural banks extend credit in the rural areas on reasonable terms to meet the normal credit needs of farmers, fishermen, cooperatives and merchants and, in general, the people in the rural communities. As of December 31, 2002, the country had 776 rural banks, with 1,135 branch offices.

     The specialized Government banks are the Development Bank of the Philippines, the Land Bank of the Philippines and the Al-Amanah Islamic Investment Bank of the Philippines. The Development Bank generally provides banking services to meet the medium and long-term needs of small and medium-sized agricultural and industrial enterprises, particularly in rural areas. The Land Bank primarily provides financial support for agriculture and all phases of the Republic's agrarian reform program. The Development Bank and the Land Bank may also operate as universal banks. The Al-Amanah Islamic Investment Bank promotes the development of the Autonomous Region of Muslim Mindanao by offering banking, financing and investment services based on Islamic banking principles and rulings.

     Non-bank financial institutions are primarily long-term financing institutions though they also to a minor extent, facilitate short-term placements in other financial institutions. As of March 31, 2003, Bangko Sentral regulated or supervised 28 investment houses, 32 finance companies, 18 security dealers/brokers, 5,241 pawnshops, 10 investment companies, six lending investors, 85 non-stock savings and loan associations, seven venture capital corporations, two Government non-bank financial institutions and eight credit companies.

     The minimum bank capitalization requirements as of the end of 2002 is P4.95 billion for universal banks, P2.4 billion for commercial banks and P325 million for thrift banks based in Metro Manila (P52 million for thrift banks based outside of Metro Manila).

     The economic downturn affected banks in the Philippines primarily in two ways. First, slow growth in bank deposits limited the ability of banks to extend new loans. Second, the depreciation of the peso, declining equity prices and higher domestic interest rates weakened the assets of Philippine banks. This caused many relatively small financial institutions to fail and created concerns about the stability of the Philippine financial system.

     The following table provides information regarding non-performing loans for the banking system for the periods indicated.

              TOTAL LOANS (GROSS) AND NON-PERFORMING LOANS BY TYPE
                              OF COMMERCIAL BANKS

                                                                                                AS OF
                                                         AS OF DECEMBER 31,                    MAY 31,
                                        ----------------------------------------------------   --------
                                          1998       1999       2000       2001       2002       2003
                                        --------   --------   --------   --------   --------   --------
                                                       (IN BILLIONS, EXCEPT PERCENTAGES)
Expanded commercial banks(1)
  Total loans.........................  P1,080.1   P1,086.1   P1,025.0   P  992.2   P1,041.9   P1,063.8
  Total non-performing loans..........     112.4      141.6      172.4      192.6      188.0      190.8
  Ratio of non-performing loans to
     total loans......................      10.4%      13.0%      16.8%      19.4%      17.3%      17.9%
Non-expanded commercial banks(2)
  Total loans.........................     120.8      139.7      184.3      182.7      155.8      160.8
  Total non-performing loans..........      16.5       23.0       32.4       41.7       26.9       28.9
  Ratio of non-performing loans to
     total loans......................      13.6%      16.4%      17.6%      22.8%      17.2%      18.0%
Government banks(3)
  Total loans.........................     185.9      201.0      222.4      200.3      192.6      228.0
  Total non-performing loans..........      18.8       25.4       33.5       35.7       30.3       30.3
  Ratio of non-performing loans to
     total loans......................      10.1%      12.6%      15.1%      17.8%      15.7%      13.3%
Foreign banks(4)
  Total loans.........................     155.7      156.2      196.5      249.9      249.0      215.4
  Total non-performing loans..........      12.2        5.4        7.5       11.9        7.9        7.0
  Ratio of non-performing loans to
     total loans......................       7.9%       3.5%       3.8%       4.8%       3.2%       3.3%
Total loans...........................  P1,542.5   P1,582.9   P1,628.2   P1,625.1   P1,639.4   P1,667.9
Total non-performing loans............     160.0      195.4      245.8      281.9      245.1      257.0
Ratio of non-performing loans to total
  loans...............................      10.4%      12.3%      15.1%      17.4%      15.0%      15.4%

---------------

Source: Bangko Sentral, Department of Economic Research/Supervisory Reports and Studies Office.

(1) Includes ING Bank (foreign bank) and excludes Land Bank of the Philippines and Development Bank of the Philippines. In May 2001, three expanded commercial banks (Standard Chartered Bank, HSBC and ING Bank) were reclassified as foreign banks.

(2) Excludes Orient Bank.

(3) Consists of Land Bank, Development Bank and Al-Amanah Islamic Investment
    Bank.

(4) Consists of 13 foreign banks; excludes three foreign bank subsidiaries.

     The rise in NPLs weighed down on the asset quality of banks in 2001. The commercial banking system's NPLs as a percent of total loans rose from 15.1% in December 2000 to 17.4% in December 2001. This weakening resulted from the depreciation of the peso, which contributed to a rise in loan defaults, and the slowdown in business activity that saw a drop in credit demand. Also, in late 2000 and early 2001, Bangko Sentral extended P30 billion in emergency loans to Equitable PCI and P25 billion in emergency loans to Philippine National Bank to help the banks alleviate short-term liquidity problems attributed to heavy withdrawals during the Estrada impeachment trial.

     As of December 31, 2002, the ratio of non-performing loans to total loans in the commercial banking system stood at 15.0%, lower than the 17.4% as of December 31, 2001. The improvement in the NPL ratio from the previous year was due in part to a redefinition of "non-performing loan" which took effect September 19, 2002 (the redefinition allows banks to exclude from "non-performing loans" uncollectable or worthless loans that have been fully covered by allowance for probable losses); however, even under the previous definition of "non-performing loan," the NPL ratio at the end of December 2002 would have decreased during the year to 15.8%. The yearly decrease in the NPL ratio was also attributed to increased foreclosure, restructuring proceedings, and generally improving performance of the commercial banking sector.

     As of May 31, 2003, the ratio of non-performing loans to total loans in the commercial banking system stood at 15.4%, higher than the 15.0% ratio as of December 31, 2002 but still an improvement over the 18.4% ratio recorded at the end of May 2002. The recent increase in the NPL ratio was attributed to a rise in uncollectable loans combined with a contraction in commercial banks' total loan portfolio. The improvement in the NPL ratio since the end of May 2002 was due in part to the redefinition of "non-performing loan" which took effect September 19, 2002. The decrease in the non-performing loan ratio was also attributed to increased foreclosure, restructuring proceedings, and generally improving performance of the commercial banking sector. The non-performing loans coverage ratio (loan reserves to non-performing loans) decreased to 50.3% at the end of May 2003 from 50.6% at the end of April 2003 but declined from 44.4% at the end of May 2002.

     In December 2002, Congress approved the Special Purpose Vehicle ("SPV") Act of 2002. The SPV Act provides the legal framework for the creation of private asset management companies that are expected to relieve a major portion of the banking system's non-perfoming assets and thereby promote bank lending to support economic growth. President Arroyo signed the bill into law on January 10, 2003. The SPV Act's implementing rules and regulations took effect on April 12, 2003. On June 26, 2003, the Monetary Board of Bangko Sentral approved accounting guidelines allowing the staggered booking of losses from the discounted sales of non-performing assets to SPVs to spread their losses over a maximum period of seven years, provided that the banks fully disclose any deviations from generally accepted accounting practices in connections with such sales.

     The recent passage of the Special Purpose Vehicle Act is expected to further reduce the NPL ratio.

     After the Asian economic crisis, Bangko Sentral adopted new measures to protect the soundness of the country's banks. Generally, these reforms aimed to reduce risks in the financial system, strengthen regulatory oversight, and bring domestic banking standards closer to international best practices. The major reforms, and subsequent modifications through 1999, are described below.

     - Limits on a bank's transactional capacity. Bangko Sentral generally limited a bank's real estate loans to no more than 20% of a bank's loan portfolio, increased required collateral for individual real estate loans and increased required liquidity cover on foreign exchange liabilities.

     - Increased minimum capital requirements. Bangko Sentral gradually raised minimum capital requirements for universal banks, commercial banks and thrift banks, and increased penalties for non-compliance.

     - Stricter treatment of delinquent and restructured loans. After the Asian financial crisis, Bangko Sentral reduced the period that a loan had to be overdue to qualify as non-performing. In 1999, to align its regulations with international standards, Bangko Sentral redefined non-performing loans (with respect to those payable as a lump sum or in quarterly, semi-annual or annual installments) as loans for which principal or interest is 30 days past due. Moreover, Bangko Sentral tightened the criteria for reclassifying restructured loans as performing.

     - Increased provisions for potential loan losses. In 1997, Bangko Sentral mandated provisions for loan losses based generally on a bank's gross loan portfolio in addition to provisions for probable losses linked to loans classified as sub-standard. In 1999, however, to encourage greater bank lending, Bangko Sentral relaxed the general loan loss provisioning requirement so that it would not apply to newly granted loans. The specific loan loss provisioning requirements remain in effect.

     - Improved corporate governance. To increase transparency, Bangko Sentral expanded required bank disclosures regarding interest rates, capital adequacy, non-performing loans and provisions for probable losses, and also mandated mark-to-market accounting on banks' transaction portfolios. Additional regulations aimed to improve bank management by expanding the duties of boards of directors, appointing compliance officers for each bank, and requiring external auditors of banks to report materially adverse information to Bangko Sentral.

     - Improved bank restructuring. To avoid bank closures, Bangko Sentral adopted strategies to encourage rehabilitation of troubled bank assets as well as mergers or consolidations with healthy financial institutions.

     - Limits on the establishment of new banks. In response to the Asian financial crisis, Bangko Sentral issued new regulations that required new banks to maintain suitable stockholders, adequate financial strength, an appropriate legal structure and qualified management. In 1999, to further encourage a stronger financial sector, Bangko Sentral put in place a general moratorium on the establishment of new banks. The Monetary Board has indicated that the moratorium (with certain exceptions including consolidations and acquisitions) is to remain in place through 2003.

     The General Banking Law of 2000, which amended the General Banking Act, enhanced Bangko Sentral's supervisory and enforcement powers and liberalized foreign ownership of banks. In particular, the General Banking Law reforms included the formal adoption of Basel risk-based capital requirements, a legal basis for consolidated supervision, stronger safeguards against insider loans, enhanced disclosure requirements and increases in monetary penalties. The General Banking Law of 2000, however, repealed the Philippine Deposit Insurance Corporation's independent right to conduct on-site supervision and require information from banks.

     In December 2001, to encourage bank lending, Bangko Sentral lowered required loan loss provisions from 2% to 1% of the outstanding balance of unclassified loans other than restructured loans (less loans considered "non-risk" under existing regulations); however, the bank also imposed a 5% reserve on the outstanding balance of unclassified restructured loans (less loans considered "non-risk" under existing regulations).

     As part of the global fight against money laundering, Bangko Sentral has, since July 2000, required banks to report unusually large transactions and all unusual patterns of transactions which have no apparent lawful purpose. In July 2001, Bangko Sentral also reduced the ceiling on undocumented over-the-counter sales of foreign exchange from $10,000 to $5,000. Additionally, pursuant to the Anti-Money Laundering Act of 2001 (the "AMLA"), Bangko Sentral has issued several administrative measures that require banks to document or report details of large or suspicious foreign exchange transactions, including the parties involved and the sources of transferred funds. These measures were intended to bring the Republic's money laundering regulations closer to international standards.

     On March 7, 2003, President Arroyo signed into law amendments to the Anti-Money Laundering Act of 2001 ("AMLA") that are intended to comply with the demands of the Financial Action Task Force ("FATF"). The FATF, established by the Organisation for Economic Cooperation and Development to combat money laundering, is backed by most of the world's industrialized nations.

     The amendments lowered the threshold amount for bank transactions automatically subject to reporting requirements from P4 million to P500,000. The amendments also expanded the definition of "suspicious transactions" that are, regardless of amount, subject to the scrutiny of the Anti-Money Laundering Council ("AMLC"), the agency charged with enforcing the law. However, under the amended law, a court order will be required for the AMLC to examine suspicious transactions or freeze bank accounts other than those suspected to be related to terrorism, kidnapping, hijacking, and drug trafficking. The new law remains silent on whether it will apply retroactively, leaving the courts to decide whether regulators may scrutinize suspicious transactions made before the original act's passage in 2001. The implementing rules and regulations of the AMLA were approved by a bicameral Congressional committee in August 2003.

     The Government believes that the money-laundering law, as amended, conforms to FATF requirements. However, the FATF must still review the amended law, evaluate its implementing rules and regulations, and monitor its enforcement against international standards before it removes the Philippines from its "noncooperative" list and rules out the possibility of sanctions. The Government has indicated that this approval process could take one to two years.

 Foreign Currency Loans

     Bangko Sentral imposes a combination of prior approval, registration and reporting requirements on all non-peso denominated loans. The regime is as follows:

TYPE OF LOAN                                                        REGULATORY REQUIREMENT
------------                                                        ----------------------
Private sector loans:                                    Prior approval, subsequent registration and
  - guaranteed by a public sector entity or a            reporting requirements.
   local commercial bank;
  - granted by foreign currency deposit units that
    are specifically or directly funded from, or
    collateralized by, offshore loans or deposits;
  - obtained by banks and financial institutions with
    a term exceeding one year which will be relent to
    public and private enterprises; or
  - serviced using foreign exchange purchased from
    the banking system, unless specifically exempted
    from the approval requirement.
Private sector loans which are specifically exempted     Subsequent registration and reporting
and which will be serviced with foreign exchange         requirements.
purchased in the banking system.
All private sector loans to be serviced with foreign     Reporting requirements.
exchange not purchased from the banking system.
Public sector offshore loans except:                     Prior approval and reporting requirements.
  - short-term foreign currency deposit loans for
    trade financing; and
  - short-term interbank borrowings

THE PHILIPPINE SECURITIES MARKETS

     HISTORY AND DEVELOPMENT. The securities industry in the Philippines began with the opening of the Manila Stock Exchange in 1927. In 1936, the Government established the Securities and Exchange Commission (the "SEC") to oversee the industry and protect investors. Subsequently, the Makati Stock Exchange opened in 1963 and merged with the Manila Stock Exchange to form the Philippine Stock Exchange in 1994.

     On June 29, 1998, the SEC granted the Philippine Stock Exchange self-regulatory organization status, empowering it to supervise and discipline its members, including by examining a member's books of account and conducting audits.

     To broaden the range of securities eligible for listing, the Philippine Stock Exchange established a board for small- and medium-sized enterprises with an authorized capital of P20 million to P99.9 million of which at least 85% must be subscribed and fully paid. The Philippine Stock Exchange intends to eventually list debt securities and equity derivatives as well.

     On July 19, 2000, the Securities Regulation Code of 1999 was signed into law. The code:

     - shifted the focus of securities regulation from a merit-based system to a disclosure-based system;

     - strengthened the anti-fraud provisions of the securities laws;

     - utilized self-regulatory organizations to protect investors;

     - updated securities regulations to be more consistent with international practices; and

     - strengthened the SEC's rule-making and corporate reorganization powers.

     As of June 10, 2002, the Philippine Stock Exchange had 151 local and 33 foreign members and 236 listed companies.

     Due to the effects of the 1997 Asian financial crisis, in 1998 the Philippine Stock Exchange Composite Index was quite volatile and continued to fall, reaching an historic low of 1,082.2 on September 11, 1998.

     The stock market rebounded in late 1999, as the Philippine Stock Exchange Composite Index reached 2,143.0 at the end of December 1999, a 8.9% increase from its level at the end of December 1998. The recovery, however, was short-lived as the Philippine Stock Exchange Composite Index contracted for three consecutive quarters in 2000, declining 31.1% for the first nine months due to political turmoil, weakening economic fundamentals and a stock market manipulation scandal involving BW Resources Corporation, a publicly traded company, and Mr. Dante Tan, its largest shareholder. The stock market's overall capitalization grew 33% in 2000. As of December 31, 2000, overall capitalization was approximately P2.5 trillion, compared to P1.9 trillion as of December 31, 1999 and P1.4 trillion as of December 31, 1998. As a percentage of GNP, market capitalization declined from 86.4% in 1999 to 77.6% by the end of 2000. The Philippine Stock Exchange Composite Index closed at 1,494.5 on December 31, 2000.

     On June 20, 2001, the Philippine Stock Exchange announced that the SEC had approved its proposal for its demutualization, or conversion from a mutual or membership organization into a publicly-held stock corporation. Under the demutualization, the Exchange created a new corporation which assumed approximately 80% of the Exchange's total assets. Exchange member broker-dealers surrendered membership rights to the Exchange and, in return, received shares of the new corporation, shares of the Exchange and trading rights. On July 20, 2001, the Philippine Stock Exchange approved the plan to demutualize the stock exchange. On August 8, 2001, the Philippine Stock Exchange completed its conversion to a stock corporation that is publicly held. As its first shareholders, each of the 184 member-brokers subscribed and fully paid for 50,000 shares. The second part of the demutualization, the public offering and listing of its shares on the Exchange, is still under planning.

     The Philippine Stock Exchange Composite Index reached 1,168.08 at the end of December 2001, a 21.8% decrease from its level at the end of December 2000. The yearly decline was caused in large part by the September 11 terrorist attacks on the United States, the US-led military operations in Afghanistan, uncertainties about the prospects of the global economy due to the subsequent threat of war and recession and apprehensions over the Philippine economic and political environment.

     In 2002, the composite index rose to a high of 1,452.51 on February 20, but then decreased to 1,018.4 at the end of December 2002. The higher budget deficit, concerns of a global economic slowdown, increased crime and kidnappings, the accounting scandals that affected certain large corporations in the US and the proposed partial sale by First Pacific Company Limited of its 24.4% controlling stake in the Philippine Long Distance Telephone Company to the Gokongwei Group contributed to a decline in the composite index in 2002.

     From its close of 1,018.4 at the end of December 2002, the Philippine Stock Exchange composite index had risen to 1,283.80 on July 25, 2003. The resolution of the war in Iraq, higher than expected growth of the Philippine economy in the first quarter of 2003 and improved revenue collection by the Government contributed to the recent rise in the composite index in the first half of 2003. However, in the week following the military incident in Manila on July 27, 2003, the Philippine Stock Exchange composite index declined by 3.8% to close at 1235.30 on August 1, 2003. As of August 21, 2003, the Philippine Stock Exchange composite index had partially recovered to 1245.34. It is unclear whether or not the incident will have a long-term effect on the Philippine stock markets.

     GOVERNMENT SECURITIES MARKET. The Government securities market is dominated by short-term Treasury bills with maturities not exceeding one year. Responding to investor preferences and to create a yield curve for long-term domestic securities, the Government issued securities with longer maturities, including five-year fixed rate treasury bonds in June 1995 and seven and ten-year fixed rate treasury bonds in 1996. The restructuring of the Republic's domestic debt in favor of longer-term securities kept the issuance of Treasury bills of P17.9 billion below budget in 1996, while the issuance of fixed rate Treasury bonds exceeded expectations by P13.5 billion. In 1997, the Government sold, for the first time, 20-year Treasury bonds in the amount of P2 billion. The Government's outstanding direct domestic debt totalled P1,471.2 billion as of December 31, 2002, an increase of 72.9% from P850.9 billion as of December 31, 1998.

     INTERNATIONAL BOND MARKET. In February 1997, Bangko Sentral approved guidelines governing the issuance of peso-denominated bonds in the international capital markets. Bangko Sentral will require the receipt of foreign currency by the Philippines and its exchange into pesos in the local banking system.

PUBLIC FINANCE

     THE CONSOLIDATED FINANCIAL POSITION. The consolidated public sector financial position measures the overall financial standing of the Republic's public sector. It is comprised of the public sector borrowing requirement and the aggregate deficit or surplus of the Social Security System and the Government Service Insurance System, Bangko Sentral, the Government financial institutions and the local Government units. The public sector borrowing requirement reflects the aggregate deficit or surplus of the Government, the Central Bank-Board of Liquidator's accounts, the Oil Price Stabilization Fund and the 14 monitored Government owned corporations.

     The following table sets out the consolidated financial position on a cash basis for the periods indicated.

         CONSOLIDATED PUBLIC SECTOR FINANCIAL POSITION OF THE REPUBLIC

                                                1998      1999      2000      2001      2002
                                               -------   -------   -------   -------   -------
                                                      (IN BILLIONS, EXCEPT PERCENTAGES)
Public sector borrowing requirement:
  National Government........................  P (50.0)  P(111.7)  P(134.2)  P(147.0)  P(210.7)
  Central Bank-Board of Liquidation..........    (26.4)    (20.5)    (19.1)    (23.5)    (15.1)
  Oil Price Stabilization Fund(1)............      0.7       1.9       0.3       0.8       0.0
  Monitored Government owned corporations....    (38.0)     (4.6)    (19.2)    (24.5)    (46.4)
  Government transfers to Government owned
     corporations............................      0.9       3.0       4.2       4.5       3.9
  Other adjustments..........................      1.5      (6.1)     (6.6)      0.0       0.0
                                               -------   -------   -------   -------   -------
     Total public sector borrowing
       requirement...........................  P(111.3)  P(138.0)  P(174.6)  P(187.0)  P(268.3)
                                               -------   -------   -------   -------   -------
As a percentage of GNP.......................     (4.0)%    (4.4)%    (5.0)%    (5.1)%    (4.8)%
Other public sector:
  Social Security System and Government
     Service Insurance System................  P  17.8   P  36.4   P  15.5   P   9.3   P  25.6
  Bangko Sentral(2)..........................      3.2      (4.0)      0.2      (0.1)      4.2
  Government financial institutions..........      5.4       3.3       2.8       3.9       5.4
  Local Government units.....................      2.0       3.2       3.8       4.2       3.4
  Timing adjustment of interest payments to
     Bangko Sentral..........................     (0.3)     (2.3)      0.5      (0.2)     (1.6)
  Other adjustments..........................      0.0       0.8       0.1       0.1       0.0
                                               -------   -------   -------   -------   -------
     Total other public sector...............     28.1      37.5      22.9      17.2      37.0
                                               -------   -------   -------   -------   -------
     Consolidated public sector financial
       position..............................  P (83.2)  P(100.5)  P(151.7)  P(147.6)  P(231.3)
                                               =======   =======   =======   =======   =======
As a percentage of GNP.......................     (3.0)%    (3.2)%    (4.3)%    (4.5)%    (4.3)%

---------------

Source: Fiscal Policy and Planning Office, Department of Finance.

(1) The Oil Price Stabilization Fund was created by the Government to stabilize the domestic price of oil products. Prior to deregulation in 1997, if exchange rates and international crude oil prices exceeded certain levels, oil companies received money from the fund, but if exchange rates and crude oil prices fell below those levels, oil companies contributed to the fund. The fund was technically abolished with the full deregulation of the oil industry in February 1998.

(2) Amounts are net of interest rebates, dividends and other amounts remitted to the Government and the Central Bank-Board of Liquidation.

     For 1998, the consolidated financial position recorded a deficit of P83.2 billion, or 3.0% of GNP at current prices, because of the increased public sector borrowing requirement to finance higher deficits incurred by the Government and the Government owned corporations. Costs relating to the restructuring of the old Central Bank contributed P26.4 billion to the deficit.

     For 1999, the consolidated financial position recorded a deficit of P100.5 billion, or 3.2% of GNP at current market prices, compared to a deficit of P83.2 billion in 1998. The Government's position was P15.2 billion off its target of P85.3 billion for the year. The Government accounted for P111.7 billion of the total deficit for the period, in line with its objective of stimulating the economy. Restructuring costs for the old Central Bank also contributed P20.5 billion to the total public sector borrowing requirement.

     Led by the Government deficit, the consolidated financial position deficit increased to P151.7 billion in 2000 or 4.3% of GNP at current market prices, compared with the previous year's deficit of P100.5 billion. The consolidated public sector deficit was largely due to a public sector borrowing requirement of P174.6 billion, which included P19.1 billion for costs relating to the restructuring of the old Central Bank and the P19.2 billion deficit of the 14 monitored non-financial Government corporations. The Government owned corporations' budget gap deteriorated from the single-digit deficit posted in 1999 as both current and capital expenditures increased. The greatest contributors to the deficit were the Philippine National Oil Company, the National Power Corporation, the Light Rail Transit Authority, the National Development Corporation and the National Food Authority. The other public sector entities had a combined surplus of P22.9 billion in 2000, largely due to the substantial surpluses of the local government units and the social security institutions such as the Government Services and Insurance System and Social Security System.

     For 2001, the consolidated financial position recorded a deficit of P147.6 billion or 4.5% of GDP at current market prices. The Government accounted for P147.0 billion of the deficit, the Central Bank restructuring accounted for P23.5 billion and the monitored Government-owned corporations accounted for P24.5 billion. The other public sector entities had a combined surplus of P17.2 billion during 2001, of which P9.3 billion was attributable to the social security institutions.

     For 2002, the consolidated financial position of the Republic recorded a deficit of P231.3 billion. The Government recorded a P210.7 billion deficit, the Central Bank restructuring accounted for an additional P15.1 billion deficit, and the monitored Government-owned corporations accounted for a P46.4 billion deficit. The total public sector borrowing requirement of P268.3 billion was offset in part by a combined surplus of P37.0 billion for the other public sector entities during 2002. Of the surplus, P25.6 billion was attributable to the social security institutions.

     GOVERNMENT REVENUES AND EXPENDITURES. The following table sets out Government revenues and expenditures for the periods indicated.

                      GOVERNMENT REVENUES AND EXPENDITURES

                                                                        ACTUAL                            BUDGET
                                                    ----------------------------------------------   -----------------
                                                     1998     1999      2000      2001      2002     2001(1)    2002
                                                    ------   -------   -------   -------   -------   -------   -------
                                                                    (IN BILLIONS, EXCEPT PERCENTAGES)
REVENUES
Tax revenues
  Bureau of Internal Revenue......................  P337.2   P 341.3   P 360.8   P 388.7   P 394.5   P 388.1   P 447.6
  Bureau of Customs...............................    76.0      86.5      95.0      96.2      96.3     105.1     115.1
  Others(2).......................................     3.4       3.9       4.2       4.9       5.6       5.7       8.6
                                                    ------   -------   -------   -------   -------   -------   -------
    Total tax revenues............................   416.6     431.7     460.0     489.8     496.4     498.9     571.3
      As a percentage of GNP......................    14.9%     13.9%     13.2%     13.3%     12.3      13.0%     13.7%
Non-tax revenues
  Bureau of the Treasury income(3)................  P 22.5   P  26.2   P  30.8   P  46.4   P  47.2   P  24.9   P  22.2
  Fees and other charges(4).......................    21.0      16.0      17.9      24.3      21.9      23.2      25.6
  Privatizations(5)...............................     1.7       4.2       4.6       1.2       0.6      10.0       5.0
  Comprehensive Agrarian Reform Program (land
    acquisition and credit).......................     0.0       0.2       0.1       0.0       0.0       0.0       0.0
Foreign grants....................................     0.4       0.3       1.4       2.0       1.1       1.2       0.3
                                                    ------   -------   -------   -------   -------   -------   -------
    Total non-tax revenues........................    45.5      46.5      53.4      71.9      70.8      59.3      53.0
                                                    ------   -------   -------   -------   -------   -------   -------
      Total revenues..............................   462.5     478.5     514.8     563.7     576.1     558.2     624.3
                                                    ------   -------   -------   -------   -------   -------   -------
        As a percentage of GNP....................    16.6%     15.2%     14.7%     15.3%     14.3%     14.5%     15.0%
EXPENDITURES
Personnel.........................................  P172.9   P 167.0   P 182.7   P 190.9       N/A(6)     N/A(6) P 251.3
Maintenance and operating expense.................   118.3     141.6     149.3     155.6       N/A(6)     N/A(6)    80.8
Other current operating expense...................     0.2       5.5       3.6         0       N/A(6)     N/A(6)     N/A(6)
Interest payments
  Foreign.........................................    26.3      31.3      47.3      62.2      65.9      63.2      64.0
  Domestic........................................    73.5      75.0      93.6     112.6     120.0     116.2     140.3
                                                    ------   -------   -------   -------   -------   -------   -------
    Total interest payments.......................    99.8     106.3     140.9     174.8     185.9     179.4     204.3
Subsidies to Government corporation...............     4.7       6.8       9.1       9.4       7.6       N/A(6)     5.0
Allotment to local government units...............    72.0      96.4     100.0     118.2     140.5(7)     N/A(6)   103.9
Transfers to the Oil Price Stabilization Fund.....     0.0       0.7       0.0       0.0       N/A(6)     N/A(6)    28.6
Comprehensive Agrarian Reform Program (land
  acquisition and credit).........................     0.5       0.0       2.3       0.0       N/A(6)     N/A(6)     5.6
Infrastructure and other capital outlays..........    43.5      61.2      60.4      57.4       N/A(6)   101.0     67.8
Equity and net lending............................     1.1       4.7       3.2       4.4       5.4       4.1       7.1
                                                    ------   -------   -------   -------   -------   -------   -------
  Total expenditures..............................   512.5     590.2     649.0     710.8     777.9     703.2     754.3
                                                    ------   -------   -------   -------   -------   -------   -------
    As a percentage of GNP........................    18.4%     18.8%     18.5%     18.6%     18.4%     18.3%     18.0%
Surplus/(Deficit).................................  P(50.0)  P(111.7)  P(134.2)  P(147.0)  P(210.7)  P(145.0)  P(130.0)
FINANCING
  Domestic financing..............................  P 37.6   P  28.9   P  55.5   P 124.1   P 101.6   P 118.7   P  79.0
    Net domestic borrowings.......................    76.5      98.8     119.5     152.3     155.0     165.2      63.3
    Non-budgetary accounts........................   (56.0)     32.6     (57.6)    (50.4)    (55.1)    (24.3)     15.1
    Use of cash balances..........................    17.1      37.4      (6.5)     22.2      (1.7)     22.2       N/A(6)
  Foreign financing...............................    12.3      82.8      78.8      22.9     109.1      26.3       0.7
                                                    ------   -------   -------   -------   -------   -------   -------
      Total financing.............................  P 50.0   P 111.7   P 134.2   P 147.0   P 214.9   P 145.0   P 130.0
                                                    ======   =======   =======   =======   =======   =======   =======

---------------

Source: Department of Finance; Department of Budget and Management.

(1) Revised as of July 17, 2001.

(2) Represents tax revenues of the Department of Environment and Natural Resources, Bureau of Immigration and Deportation, Land Transportation Office and other Government entities.

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

(3) Represents interest on deposits, interest on advances to Government owned corporations, interest on securities, dividends from Government owned corporations, earnings received from the Philippine Amusement and Gaming Corporation, earnings and terminal fees received from Ninoy Aquino International Airport, guarantee fees and others.

(4) Represents receipts from the Land Transportation Office, Department of Foreign Affairs and other Government agencies.

(5) Represents remittances to the National Government from the sale of interests in Government owned corporations, Government financial institutions and other Government-owned assets and from the sale of assets by the Presidential Commission on Good Government and the Asset Privatization Trust.

(6) N/A means "not available."

(7) Includes capital transfers to local government units.

  RECENT RESULTS

     In the first seven months of 2003, Government revenues were P358.2 billion and expenditures were P453.6 billion, resulting in a deficit of P95.4 billion. The seven-month deficit was 27.6% lower than the P131.8 billion deficit reported for the first seven months of 2002. Of the P358.2 billion in revenues for the first seven months of 2003, P243.0 billion came from the Bureau of Internal Revenue, P62.2 billion from the Bureau of Customs, P30.4 billion from the Bureau of the Treasury, and P22.6 billion from other agencies. The P453.6 billion in expenditures in the first seven months of 2003 included P157.3 billion for personnel, P129.7 billion for interest payments, and P59.3 billion for capital outlays.

  REVENUES

     Sources. The Government derives its revenues from both tax and non-tax sources. The main sources of revenue include income tax, value added tax and customs duties. The main sources of non-tax revenue consist of interest on deposits, amounts earned from Government owned corporations and privatization receipts.

     In 1995 the Ramos Government submitted the Comprehensive Tax Reform Package for Congressional action. The objective of the proposal was to establish a simple, broad-based and efficient tax system, with minimal scope for discretion on the part of Government officials, that would provide a self-sustaining revenue base that would keep pace with the budgetary needs of a growing economy. The comprehensive tax reform package was enacted in 1997 and provides a three-tiered excise tax on cigarettes and converts beer taxation from ad valorem to specific excise taxes. The comprehensive tax reform package also restructured and simplified the tax rates for business and professional income, reduced the corporate income tax rate, and reformed certain elements of tax administration.

     The Government expanded the coverage of the value-added tax system in 1996 and 1997 to include Government contracts and suppliers, telecommunication services, road freight and other transportation, real property, restaurants and caterers, hotels and motels, and broadcasting. The expansions in coverage raised P6.7 billion out of total value-added tax revenues of P40.9 billion in 1996, P6.4 billion out of total value-added tax revenues of P47.3 billion in 1997 and P0.2 billion out of total value-added tax revenues of P47.5 billion in 1998. Total value-added tax revenues amounted to P55.2 billion for 1999 and P55.3 billion for 2000.

     Since 2001, the Bureau of Internal Revenue has implemented the following tax administration improvements:

     - resolution of delinquent accounts or disputed assessments which are either being litigated in the courts or being challenged by taxpayers;

     - use of electronic documentary stamp metering machines to accurately assess and monitor documentary stamp taxes;

     - broadening the tax base to increase the number of registered taxpayers;

     - issuance of revenue regulations regarding automobiles which are subject to excise tax; and

     - implementing a ceiling on deductible representation expenses as mandated by the Tax Code of 1997.

     Beginning January 1, 2003, the 10% value-added tax ("VAT") on services rendered by banks, non-bank financial intermediaries and finance companies is being implemented by the BIR in lieu of the 5% tax on gross receipts to which these entities were previously subject. The VAT is due on financial intermediation services, financial leasing, net foreign exchange gains, net trading gains, certain real estate sales and sales of other properties acquired through foreclosure, sales of goods and properties and all other income derived by banks and non-bank financial intermediaries.

     However, the DOF has asked President Arroyo to certify as "urgent" a bill seeking to replace the VAT with the gross receipts tax scheme, contending that it would be difficult to impose VAT on banks.

     Results. In 1998, Government revenues decreased to P462.5 billion compared with P471.8 billion for 1997 due, in part, to the general contraction of the economy and lower imports. Revenues collected by the Bureau of Internal Revenue increased to P337.2 billion from P314.7 billion, but were P17.9 billion short of target estimates. Revenues from customs duties fell to P76 billion from P94.8 billion, just below the target for the year.

     In 1999, Government revenues amounted to P478.5 billion, a 3.5% increase compared with 1998. The 1999 figure was, however, P12.2 billion less than the revised target. Non-tax revenues reflected a P5.6 billion dividend payment from Bangko Sentral and P3.3 billion in proceeds from the sale of Philippine Associated Smelting and Refining Corp. Revenues collected by the Bureau of Internal Revenue were P12.2 billion less than the revised target. The shortfall was primarily attributable to the slow recovery of the industry sector. Revenues collected by the Bureau of Customs were P2.9 billion more than the revised target.

     In 2000, Government revenues amounted to P514.8 billion, a 7.6% increase over 1999 revenues. The 2000 amount was P47.6 billion short of the April 2000 IMF revenue target. Revenues collected by the Bureau of Internal Revenue increased to P360.8 billion but were P37.0 billion short of target estimates. The shortfall was attributable primarily to lower Bureau of Internal Revenue collections of items such as documentary stamp tax and capital gains tax. The slowdown in the financial and real estate sectors also adversely affected collections in 2000. Bureau of Customs revenue increased to P95.0 billion, P3.1 billion more than targeted. Intensified customs collection and anti-smuggling operations accounted for the Bureau of Custom's better-than-targeted performance. Even with the marked slowdown in its collections from 1999 levels, the Bureau of the Treasury continued to surpass its target. The Treasury collected P30.8 billion in non-tax revenue from dividends on its shares of stocks and income from investments. Privatization efforts generated only P4.6 billion in remittances, compared to a target of P22.9 billion, as unfavorable market prices prevented the government from disposing of its assets. Privatization remittances consisted of proceeds from the sale of the Philippine National Bank, Philippine Phosphate Fertilizer Corporation, and a package of International Broadcasting Corporation's radio stations.

     Government revenues in 2001 were P563.7 billion, of which P489.8 billion were tax revenues and P71.9 billion were non-tax revenues. Revenue collections for 2001 were P5.5 billion higher than the budgeted amount of P558.2 billion and 9.5% higher than revenue collections for 2000. The increase was mainly attributable to the Bureau of the Treasury which collected P21.5 billion more than its target of P24.9 billion, offsetting a P8.9 billion shortfall from the targeted amount of cash collections by the Bureau of Customs. The Bureau of Internal Revenue surpassed its target by P621 million for the period, collecting P388.7 billion. Privatization revenues for 2001 were P1.2 billion, compared to the budgeted amount of P10 billion, as unfavorable market conditions prevented the disposition of Government assets targeted for privatization.

     Government revenues in 2002 totaled P567.1 billion, of which P496.4 billion were from tax revenues and P70.8 billion were from non-tax revenues. Total revenues for 2002 increased 0.6% from total revenues for 2001. Of total tax revenues during 2002, the BIR accounted for P394.5 billion and the Bureau of Customs accounted for P96.3 billion. Bureau of Treasury collections accounted for P47.2 billion in revenue in 2002, and taxes from other government offices and non-tax revenues accounted for the remaining P29.0 billion.

     The BIR's collection of P394.5 billion in 2002 was 1.5% more than the P388.7 million collected in 2001. The lower than expected amounts collected for 2002 have been mainly attributed to the BIR's continued difficulty in generally enforcing the Republic's tax laws as well as the relatively low interest rate environment. Under the recently appointed BIR Commissioner, Guillermo Parayno, the BIR has implemented a program to identify, report, and prosecute taxpayers and companies that under-declare their VAT. A BIR program for voluntary assessment and collection of unpaid VAT and other income taxes has been put in place to collect unpaid taxes that were discovered by the BIR. This investigation concluded that underreporting of income from businesses has resulted in P10 billion in uncollected tax revenue. The BIR is making a concerted effort to recover as much of this revenue as possible through the continued implementation of reform measures aimed at strengthening tax loans and customs procedures and increasing revenue recovery. In the first six months of 2003, the BIR increased collection of VAT by 18.0% over the first six months of 2002. In addition, in order to encourage better tax compliance, the BIR under the new Commissioner has simplified the filing process and the payment of taxes. In the first six months of 2003, the BIR had total tax collections on net income and profit of P124.2 billion, 13.9% higher than for the same period in 2002 and 0.6% above its six-month goal.

  EXPENDITURES

     Expenditures in 1998 increased to P512.5 billion, compared to P470.3 billion in 1997. These expenditures compared together with revenues of P462.5 billion resulted in a deficit of P50.0 billion in the Government's fiscal position for 1998, compared to a fiscal surplus of P1.6 billion in 1997.

     Expenditures in 1999 increased to P590.4 billion compared to P512.5 billion in 1998. The total expenditures were P14.1 billion more than the revised target. The increase in expenditures in 1999 was due in large part to economic stimulus efforts by the Government and in part to the repayment of certain accounts payable that were outstanding from previous Government administrations. Revenues of P478.5 billion resulted in an overall deficit of P111.7 billion in 1999.

     Expenditures in 2000 increased to P649.0 billion compared to P590.4 billion in 1999. The total expenditures were P19.5 billion more than the Government's target. The increase in expenditures was due primarily to higher interest payments which increased by P16 billion as a result of high interest rates for Treasury bills and fixed rate Treasury bonds. Other contributing factors included the depreciation of the peso, compared to the US dollar, an increase in LIBOR and the unprogrammed interest payment for the Metro Rail Transit obligation. Revenues of P514.8 resulted in an actual Government deficit of P134.2 in 2000.

     Government expenditures for 2001 were P710.8 billion, P7.5 billion more than the budgeted amount of P703.2 billion and 9.5% higher than expenditures for 2000. The actual Government deficit for 2001 was P147.0 billion compared to the budgeted deficit of P145.0 billion.

     Government expenditures in 2002 were P777.9 billion, compared to P710.8 billion in 2001. The increase in expenditures from 2001 to 2002 was due in part to higher expenditures for infrastructure, personal services, education, veterans' pensions, and allotments to local government units for anti-poverty programs and security measures.

  DEFICIT

     The deficit in 2002 was P210.7 billion, which exceeded the Government's original target of P130 billion deficit 2002 but was lower than the revised 2002 budget deficit forecast of P223 billion. This rapid increase in the budget deficit has been caused by lower than expected revenue collections from the BIR, and higher than expected expenditures.

THE GOVERNMENT BUDGET

     THE BUDGET PROCESS. The Administrative Code of 1987 requires the Government to formulate and implement a national budget. Various planning and fiscal agencies coordinate to determine expected revenue, expenditure and debt based on growth, employment and inflation targets. The budget also reflects national objectives regarding domestic and foreign debt, domestic credit and balance of payments.

     The President submits the budget to Congress within 30 days of the opening of each regular session of Congress, which occurs on the fourth Monday of each July. The House of Representatives reviews the budget and transforms it into a general appropriations bill. The Senate then reviews the budget. A conference committee composed of members of both houses of Congress then formulates a common version of the bill. Once both houses approve the budget, the bill goes to the President for signing as a general appropriations act.

     On March 11, 2003, a bicameral Congressional committee approved a P804.0 national government budget for 2003. The budget approved by the bicameral committee reflected a P200 million reduction from the P804.2 billion budget originally proposed by President Arroyo. The 2003 budget includes appropriations of P804.0 billion, a 3.0% increase from the P780.8 billion budgeted for 2002. The 2003 budget includes an automatic appropriation of P223 billion to service the Government's foreign and domestic debts. The 2003 budget forecasts P602 billion in revenue collections against the P804 million in budgeted expenditures, which would result in a deficit of P202 billion for the year 2003.

     On August 5, 2003, the Arroyo administration submitted its proposed 2004 budget to Congress. The budget calls for appropriations of P864.8 billion in 2004, and forecasts a fiscal deficit of P197.8 billion. Under the proposed P864.8 billion budget, P271.5 billion would be allocated for debt interest payments, P43.2 billion would be allocated for national defense and P53.6 billion would be allocated for police.

DEBT

     EXTERNAL DEBT. The following table sets out the total outstanding Bangko Sentral-approved and registered external debt.

                    BANGKO SENTRAL APPROVED EXTERNAL DEBT(1)

                                                                                         AS OF
                                                   AS OF DECEMBER 31,                  MARCH 31,
                                     -----------------------------------------------   ---------
                                      1998      1999      2000      2001      2002       2003
                                     -------   -------   -------   -------   -------   ---------
                                                  (IN MILLIONS, EXCEPT PERCENTAGES)
By Maturity:
  Short-term(2)....................  $ 7,185   $ 5,745   $ 5,948   $ 6,049   $ 5,558    $ 6,423
  Medium and long-term.............   40,632    46,466    46,112    46,306    48,315     49,383
                                     -------   -------   -------   -------   -------    -------
     Total.........................  $47,817   $52,210   $52,060   $52,355   $53,874    $55,806
                                     =======   =======   =======   =======   =======    =======
By Debtor:(3)
  Banking system...................  $12,777   $11,726   $11,462   $11,537   $10,880    $11,218
  Public sector(4).................   26,873    31,795    31,498    25,149    28,017     29,717
  Private sector...................   17,507    17,410    17,648    15,669    14,977     14,871
                                     -------   -------   -------   -------   -------    -------
     Total.........................  $47,817   $52,210   $52,060   $52,355   $53,874    $55,806
                                     =======   =======   =======   =======   =======    =======
By Creditor Type:
  Multilateral.....................  $10,058   $10,245   $ 9,665   $ 9,553   $ 8,970    $ 9,268
  Bilateral........................   14,926    16,429    15,336    14,531    15,621     15,895
  Banks and financial
     institutions..................    9,672    10,340    11,176    12,003    12,015     11,827
  Bondholders/noteholders..........   11,209    12,951    13,447    13,678    14,785     16,024
  Others...........................    1,952     2,245     2,436     2,590     2,482      2,792
                                     -------   -------   -------   -------   -------    -------
     Total.........................  $47,817   $52,210   $52,060   $52,355   $53,874    $55,806
                                     =======   =======   =======   =======   =======    =======
Ratios:
  Debt service burden to exports of
     goods and services(5).........     11.7%     14.1%     12.5%     16.0%     16.6%      15.3%
  Debt service burden to GNP.......      7.4%      8.3%      7.7%      8.8%      9.2%       9.3%(6)
  External debt to GNP.............     69.8%     65.1%     65.8%     69.3%     65.7%      73.5%(7)

---------------

Source: Bangko Sentral.

(1) Excludes a $75 million loan to be made by the Asian Development Bank pursuant to an agreement between the Asian Development Bank and the Republic in October 2001.

(2) Debt with original maturity of one year or less.

(3) Classification by debtor is based on the primary obligor under the relevant loan or rescheduling documentation.

(4) Includes public sector debt whether or not guaranteed by the Government.

(5) This ratio is based on the debt service burden for the relevant period relative to the total exports of goods and receipts from services and income during such period based on the BPM5 framework.

(6) For comparability with annual figures, ratio is based on GNP for the first quarter of 2003.

(7) For comparability with annual figures, ratio is based on GNP for the four quarters ending March 31, 2003.

     The Republic's external debt approved by and registered with Bangko Sentral (which includes banking system debt, public sector debt whether or not guaranteed by the Government and private sector debt) amounted to $55.8 billion as of March 31, 2003, a 3.6% increase from the $53.9 billion as of December 31, 2002. The increase in the first quarter of 2003 resulted mostly from net inflows of foreign exchange to finance the Government's budgetary requirements.

     The Republic's external debt approved by Bangko Sentral amounted to $53.9 billion as of December 31, 2002, a 2.9% increase from the $52.4 billion recorded as of December 31, 2001. The increase in Bangko Sentral-approved external debt in 2002 was due mainly to new Government borrowings to pay for financial and economic reforms, power and energy development projects, and manufacturing, transportation and communications infrastructure. These new borrowings were offset by purchases by Filipinos of Government dollar-denominated bonds, currency revaluation adjustments and direct repayment of debt.

     As of December 31, 2002, 73% of the Republic's outstanding direct external debt, which amounted to $25.3 billion carried fixed rates while 23% had variable rates. The remaining 4% were noninterest bearing. As of June 30, 2002, the average cost of fixed rate credits was about 6%. For liabilities with floating interest rates, the margin over the applicable base rate ranged from 3.5% to 4.4%. The average interest rates for 91-day Treasury bills decreased from an average of 9.86% in 2001 to 5.43% in 2002, following the decline in global interest rates. As of December 31, 2002, approximately 58% of the Republic's outstanding direct external debt was denominated in US dollars while 33% was denominated in Japanese yen. As of December 31, 2002, multicurrency loans from the World Bank, the International Monetary Fund and the Asian Development Bank accounted for 15.3% of the Republic's external debt.

     The public sector remained the biggest borrower, accounting for $28.0 billion of foreign financing as of December 31, 2002 compared to $25.1 billion as of December 31, 2001. Meanwhile, private sector external debt as of December 31, 2002 decreased to $15.0 billion from $15.7 billion as of December 31, 2001.

     Since December 31, 2002, the Government has borrowed a total of $1.625 billion and E300 million in the international capital markets. In response to recent increases in the Government's external debt, some members of the Senate have proposed legislation that would place certain limits on Government borrowings. One Senate bill would set a limit on total debt and tie this limit to the Republic's GDP, while another would set a cap only on future borrowings. Hearings on these bills are ongoing. Some members of Congress have also called for the repeal of the law which currently mandates automatic appropriation for debt service in the annual budget. It is unclear whether either of these proposed measures will be implemented or if implemented what impact these measures would have on the Republic.

     GOVERNMENT FINANCING INITIATIVES. The Government has obtained funds under the so-called "Miyazawa initiative" to help finance projects contemplated by the country's spending program. The Miyazawa initiative was launched by the Japanese government in October 1998 with an assistance package totalling the equivalent of $30 billion. The package consists of support measures to assist five Asian countries, including the Philippines, overcome their economic difficulties. Under the Miyazawa initiative, the Government requested co-financing from Japan of approximately $900 million of program loans from the Asian Development Bank and the World Bank, $300 million each for the banking sector reform program with the World Bank, the power sector restructuring program with the Asian Development Bank and the Metro Manila air quality enhancement program with the Asian Development Bank.

     In July 2000, the Republic entered into a grain sector development program loan agreement with the Asian Development Bank. The Asian Development Bank disbursed $300 million under this program in 2000; however, the undisbursed balance of $70 million was cancelled in April 2003. Also in July 2000, the Republic signed a $100 million program loan agreement with the Asian Development Bank to support the Pasig River Environment Management and Rehabilitation Program. As of December 31, 2002, $40 million had been disbursed under this program.

     In November 2001, the Republic entered into a $75 million program loan agreement with Asian Development Bank to support the Non-Bank Financial Governance Program. This loan was fully disbursed in the same year. In July 2003, the Republic concluded negotiations with the Asian Development Bank for a $150 million loan to support the Second Non-Bank Financial Governance Program. As of December 31, 2001, the Republic had received $100 million from each of the World Bank and the Japan Bank for International Cooperation ("JBIC") under their respective banking sector loan programs. However, World Bank and JBIC have canceled the remaining combined undisbursed commitment of $40 million.

     As of December 31, 2002, the Republic had received a total of $600 million in loans from the Asian Development Bank and JBIC to support power sector reforms. Also as of December 31, 2002, the Republic had received $300 million in loans to support air quality improvement programs.

     From 1998 to 2002, the Republic received a total of $1.3 billion in financing from Japan under the Special Yen Loan Package, also known as the "Obuchi Fund".

     CREDIT RATINGS. On June 12, 2003, Fitch Ratings downgraded the Republic's long-term foreign currency rating from BB+ to BB on the grounds that current and prospective fiscal trends amount to a material deterioration in sovereign creditworthiness, notwithstanding the recent upturn in tax receipts. Fitch also lowered the long-term local currency rating from BBB- to BB+ and changed the outlook on both ratings from negative to stable. Fitch mentioned that the change in outlook reflects Fitch's judgement that broader macro-economic trends remain reasonable with respect to growth, inflation and the external current account balance.

     On April 24, 2003, Standard & Poor's Ratings Service downgraded the Republic's long-term foreign currency rating from BB+ to BB, downgraded the Republic's local currency rating from BBB+ to BBB and revised the long-term ratings outlook from negative to stable. Standard & Poor's emphasized the Government's high fiscal deficit, increased interest payments due to its high debt burden, and heavy reliance on external capital for economic growth. On January 8, 2003, Moody's Investors Service changed its rating outlook on the Republic's local-currency rating for government bonds from stable to negative, while affirming each of the Republic's foreign-currency ratings. Moody's recognized that revenue collections had improved in recent months, but noted that poor revenue collection in prior periods had weakened long-term fiscal prospects.

     The following table sets out the changes in credit ratings or rating outlooks for the Republic for the three years preceding the date of this prospectus.

            DATE                RATING AGENCY              INSTRUMENT            CREDIT RATING OR RATING OUTLOOK
----------------------------  -----------------   ----------------------------   -------------------------------
October 19, 2000............  Standard & Poor's   Republic's long-term local     Downgraded outlook from
                                                  and foreign currency ratings   "stable" to "negative"(1)
October 27, 2000............  Moody's             Republic's bonds and notes     Raised to Ba1
                                                                                 Downgraded outlook from
                                                                                 "stable" to "negative"(2)
March 15, 2001..............  Fitch-IBCA          Long-term local currency       Downgraded outlook from
                                                  obligations                    "positive" to "stable"(3)
February 4, 2002............  Moody's             Republic's long-term foreign   Upgraded outlook from
                                                  currency rating                "negative" to "stable"(4)
April 4, 2002...............  Standard & Poor's   Republic's long-term foreign   Upgraded outlook from
                                                  currency rating                "negative" to"positive"(5)
October 29, 2002............  Standard & Poor's   Republic's long-term foreign   Downgraded outlook from
                                                  currency rating                "stable" to "negative"(6)
November 25, 2002...........  Fitch-IBCA          Republic's long-term foreign   Downgraded outlook from
                                                  currency                       "stable" to "negative"(7)

            DATE                RATING AGENCY              INSTRUMENT            CREDIT RATING OR RATING OUTLOOK
----------------------------  -----------------   ----------------------------   -------------------------------
January 8, 2003.............  Moody's             Republic's local currency      Downgraded outlook from
                                                  rating                         "stable" to "negative"(8)
April 24, 2003..............  Standard & Poor's   Republic's long-term foreign   Downgraded from BB+ to BB(9)
                                                  currency rating
                                                  Republic's local currency      Downgraded from BBB+ to BBB(9)
                                                  rating
June 12, 2003...............  Fitch Ratings       Republic's long-term foreign   Upgraded outlook from
                                                  currency rating                "negative" to "stable"
                                                                                 Downgraded from BB+ to BB(10)
                                                  Republic's long-term local     Downgraded from BBB- to BB+(10)
                                                  currency rating                Upgraded outlook from
                                                                                 "negative" to "stable"

---------------

 (1) Standard & Poor's noted the political uncertainty relating to then-president Estrada's alleged corrupt practices, the rising budget deficit and growing concerns about the Government's ability to undertake effective economic management during a period of political uncertainty.

 (2) Moody's noted that unfolding political developments associated with then-president Estrada could impair policy-making and hamper the Government's ability to defend its external payments position.

 (3) Fitch noted the continuing deterioration of public finances and its impact on public indebtedness.

 (4) Moody's noted that the upgrade reflected the Republic's success in meeting its fiscal targets and a stronger economic outlook.

 (5) Standard & Poor's noted that the upgrade reflected the Government's improved economic management under the Arroyo administration and the Republic's adequate external liquidity.

 (6) Standard & Poor's noted that the downgrade reflected diminishing prospects for the fiscal consolidation necessary to stabilize and reduce the Government's debt burden and sustain investor confidence.

 (7) Fitch noted that further evidence of falling tax revenues had undermined the Government's fiscal credibility and raised concerns about rising public indebtedness.

 (8) Moody's recognized that revenue collections had improved in recent months, but noted that poor revenue collection in prior periods had weakened long-term fiscal prospects.

 (9) Standard & Poor's noted the Government's high fiscal deficit, increased interest payments due to its high debt burden, and heavy reliance on external capital for economic growth.

(10) Fitch noted that existing and prospective fiscal trends amounted to a material deterioration in sovereign creditworthiness.

     PUBLIC SECTOR DEBT. The following table describes the country's outstanding public sector debt.

                       OUTSTANDING PUBLIC SECTOR DEBT(1)

                                                                      AS OF DECEMBER 31,
                                                           -----------------------------------------
                                                             1998       1999       2000       2001
                                                           --------   --------   --------   --------
                                                               (IN BILLIONS, EXCEPT PERCENTAGES)
Government(2)
  Domestic...............................................  P  850.9   P  986.7   P1,068.2   P1,247.7
  External...............................................     645.3      797.0    1,098.5    1,137.2
                                                           --------   --------   --------   --------
    Total................................................  P1,421.1   P2,142.2   P2,648.9   P3,079.5
                                                           ========   ========   ========   ========
Monitored GOCCs(3)
  Domestic...............................................     143.5      644.8      810.6      744.9
  External...............................................     548.0      286.1      308.1      395.0
                                                           --------   --------   --------   --------
    Total................................................  P  691.5   P  930.9   P1,118.7   P1,139.9
                                                           ========   ========   ========   ========

                                                                      AS OF DECEMBER 31,
                                                           -----------------------------------------
                                                             1998       1999       2000       2001
                                                           --------   --------   --------   --------
                                                               (IN BILLIONS, EXCEPT PERCENTAGES)
CB-BOL(4)
  Domestic...............................................       0.0        0.0        0.0        0.0
  External...............................................     102.2       74.9       81.8       73.9
                                                           --------   --------   --------   --------
    Total................................................  P  102.2   P   74.9   P   81.8   P   73.9
                                                           ========   ========   ========   ========
Bangko Sentral(4)
  Domestic...............................................     197.3      193.5      202.6      118.3
  External...............................................     190.3      299.3      385.2      475.5
                                                           --------   --------   --------   --------
    Total................................................  P  387.6   P  492.8   P  587.8   P  593.8
                                                           ========   ========   ========   ========
GFIs(3)
  Domestic...............................................     204.5      379.9      460.6      175.3
  External...............................................      68.9       95.3       74.3      126.1
                                                           --------   --------   --------   --------
    Total................................................  P  273.4   P  475.2   P  534.9   P  301.4
                                                           ========   ========   ========   ========
Less loans on-lent or guaranteed by the Government
  Domestic...............................................       8.7        8.3       12.5       23.2
  External...............................................     370.6      441.4      562.3      555.2
                                                           --------   --------   --------   --------
    Total................................................  P  379.3   P  449.7   P  574.8   P  578.4
                                                           ========   ========   ========   ========
Total public sector(5)
  Domestic...............................................   1,396.2    2,196.6    2,542.0    2,288.3
  External...............................................   1,479.6    1,469.7    1,855.2    2,125.1
                                                           --------   --------   --------   --------
    Total................................................  P2,875.8   P3,666.3   P4,397.2   P4,413.4
                                                           ========   ========   ========   ========
As a percentage of GNP (at current prices)
Public sector debt(5)....................................     102.9%     116.9%     125.7%     114.5%
Public sector domestic debt(5)...........................      50.0%      70.0%      72.7%      59.3%
Public sector external debt(5)...........................      53.0%      46.9%      53.1%      55.1%
National Government debt(2)..............................      37.3%      54.0%      59.3%      59.7%
National Government domestic debt(2).....................      30.5%      31.5%      30.9%      33.0%
National Government external debt(2).....................      20.4%      36.8%      44.8%      41.8%

---------------

Source: Fiscal Policy and Planning Office, Department of Finance.

(1) Amounts in original currencies were converted to pesos using the applicable Bangko Sentral reference exchange rates at the end of each period.

(2) Includes debt that is on-lent to Government owned corporations and other public sector entities and debt that has been assumed by the Government and contingent liabilities.

(3) Includes net lending from the Government, and borrowings on-lent or guaranteed by the Government.

(4) Liabilities, including deposits, less currency issue and inter-government accounts.

(5) Includes the Government, the monitored Government owned corporations, the Central Bank -- Board of Liquidation, Bangko Sentral and Government financial institutions. Does not include other public sector debt that is not guaranteed by the Government.

     The outstanding public sector debt, comprised of the debt of the Government, the monitored Government corporations, the Central Bank-Board of Liquidation, Bangko Sentral and the Government financial institutions, amounted to P4,413.4 billion as of December 31, 2001 and P4,397.2 billion as of December 31, 2000. As of December 31, 2001, the Government accounted for P3,079.5 billion, or 69.8%, of outstanding public sector debt. Public sector debt as a proportion of GNP decreased from 125.7% as of December 31, 2000 to 114.5% as of December 31, 2001.

     GOVERNMENT DEBT. The following table summarizes the outstanding direct debt of the Republic as of the dates indicated.

            SUMMARY OF OUTSTANDING DIRECT DEBT OF THE REPUBLIC(1)(2)

                                                      AS OF DECEMBER 31,
                           ------------------------------------------------------------------------
                              1998         1999         2000         2001              2002
                           ----------   ----------   ----------   ----------   --------------------
                                                        (IN MILLIONS)
Medium/long-term debt(3)
  Domestic...............  P  408,809   P  513,667   P  600,925   P  822,269   P1,065,976   $20,094
  External...............  $   16,525   $   19,800   $   21,992   $   22,082   $   25,340(4) $25,340(4)
Short-term debt(5)
  Domestic...............  P  442,121   P  464,737   P  467,275   P  425,414   P  405,226   $ 7,639
                           ----------   ----------   ----------   ----------   ----------   -------
  Total debt.............  P1,496,221   P1,775,356   P2,166,700   P2,384,917   P2,815,468   $53,072
                           ==========   ==========   ==========   ==========   ==========   =======

---------------

Source: Bureau of the Treasury, Department of Finance.

(1) Includes Government debt that is on-lent to Government owned corporations and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only and does not include any other public sector debt.

(2) Amounts in original currencies were converted to US dollars or pesos, as applicable, using Bangko Sentral's reference exchange rates at the end of each period.

(3) Debt with original maturities of one year or longer.

(4) The Government has incurred an aggregate of $1.625 billion and E300 million of external debt since December 31, 2002.

(5) Debt with original maturities of less than one year.

     DOMESTIC DEBT OF THE REPUBLIC. The following table summarizes the outstanding direct domestic debt of the Republic as of the dates indicated.

       SUMMARY OF OUTSTANDING DIRECT DOMESTIC DEBT OF THE REPUBLIC(1)(2)

                                                     AS OF DECEMBER 31,
                            --------------------------------------------------------------------
                              1998       1999        2000         2001              2002
                            --------   --------   ----------   ----------   --------------------
                                                       (IN MILLIONS)
Loans
  Direct..................  P 38,789   P 39,743   P   15,541   P   15,317   P   15,609   $   294
  Assumed.................    24,355     20,369       19,117       13,858        8,251       156
                            --------   --------   ----------   ----------   ----------   -------
     Total loans..........    63,144     60,112       34,658       29,175       23,860       450
Securities
  Treasury bills..........   442,121    464,737      467,275      425,414      405,226     7,639
  Treasury notes/bonds....   345,665    453,555      566,267      793,094    1,042,115    19,644
                            --------   --------   ----------   ----------   ----------   -------
     Total securities.....   787,786    918,292    1,033,542    1,218,508    1,447,342    27,283
                            --------   --------   ----------   ----------   ----------   -------
     Total debt...........  P850,930   P978,404   P1,068,200   P1,247,683   P1,471,202   $27,732
                            ========   ========   ==========   ==========   ==========   =======

---------------

Source: Bureau of the Treasury, Department of Finance.

(1) Includes Government debt that is on-lent to Government owned corporations and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2) Amounts in original currencies were converted to US dollars or pesos, as applicable, using Bangko Sentral's reference exchange rates at the end of each period.

     The following table sets forth the direct domestic debt service requirements of the Republic for the years indicated.

          DIRECT DOMESTIC DEBT SERVICE REQUIREMENTS OF THE REPUBLIC(1)

                                                     PRINCIPAL    INTEREST
YEAR                                                 REPAYMENTS   PAYMENTS    TOTAL     TOTAL(2)
----                                                 ----------   --------   --------   --------
                                                                    (IN MILLIONS)
1998...............................................   P 28,761    P 73,525   P102,286    $2,619
1999...............................................     61,552      74,980    136,532     3,392
2000...............................................     45,429      93,575    139,004     2,783
2001...............................................     54,039     112,592    166,631     3,268
2002...............................................     72,749     127,723    200,472     3,919
2003(3)............................................    101,583     149,304    250,887     4,905
2004(3)............................................    104,137     169,879    274,016     5,357
2005(3)............................................    117,504     180,295    297,799     5,822
2006(3)............................................    109,451     183,754    293,205     5,732

---------------

Source: Bureau of the Treasury, Department of Finance.

(1) Excludes debt service in respect of Government debt that is on-lent to Government owned corporations and other public sector entities guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2) Amounts in pesos were converted to US dollars using the applicable Bangko Sentral reference exchange rates at the end of each period. For 2003 through 2006, amounts in pesos were converted to US dollars using the applicable Bangko Sentral reference exchange rates as of December 27, 2002.

(3) Projected, based on debt outstanding as of December 31, 2002.

     The Government's outstanding direct domestic debt increased 17.9% to P1,471.2 billion as of December 31, 2002, from P1,247.7 billion as of December 31, 2001 due to the increased issuance of Treasury bills.

     EXTERNAL DEBT OF THE REPUBLIC. The following table summarizes the outstanding external direct debt of the Republic as of the dates indicated.

       SUMMARY OF OUTSTANDING DIRECT EXTERNAL DEBT OF THE REPUBLIC(1)(2)

                                                             AS OF DECEMBER 31,
                                               -----------------------------------------------
                                                1998      1999      2000      2001      2002
                                               -------   -------   -------   -------   -------
                                                                (IN MILLIONS)
Loans
  Multilateral...............................  $ 4,665   $ 4,468   $ 4,388   $ 4,323   $ 4,390
  Bilateral..................................    7,944     9,055     8,193     7,236     8,167
  Commercial.................................      208       256       651       841       925
                                               -------   -------   -------   -------   -------
     Total loans.............................   12,817    13,779    13,232    12,400    13,482
Securities
  Eurobonds..................................       --       352       514       915     1,062
  Brady Bonds................................    2,173     1,482     1,385     1,287     1,190
  Yen Bonds..................................      345       391       655       949       959
  Notes......................................       --        --       810     1,010       400
  Global Bonds...............................    1,190     3,796     5,396     5,396     8,246
  T-Bills....................................       --        --        --       125        --
                                               -------   -------   -------   -------   -------
     Total securities........................    3,708     6,021     8,760     9,682    11,857
                                               -------   -------   -------   -------   -------
     Total...................................  $16,525   $19,800   $21,992   $22,082   $25,340(3)
                                               =======   =======   =======   =======   =======

---------------

Source: Bureau of the Treasury, Department of Finance

(1) Includes Government debt that is on-lent to Government owned corporations and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2) Amounts in original currencies were converted to US dollars using the applicable Bangko Sentral reference exchange rates at the end of each period.

(3) The Government has incurred an aggregate of $1.625 billion and E300 million of external debt since December 31, 2002.

     Outstanding direct external debt increased 0.4% to $22.1 billion as of December 31, 2001, from $22.0 billion as of December 31, 2000. The Government borrowed to finance power and energy development projects, financial and economic reforms and manufacturing, transportation and communication and other infrastructure undertakings. The currency depreciation during 1997 significantly increased the amount of external debt in Peso terms. As of December 31, 2001, the Government owed 32.8% of outstanding direct external debt to bilateral creditors, mainly the United States and Japan, 47.6% to banks and other commercial creditors and 19.6% to multilateral creditors.

     As of December 31, 2002, approximately 58% of the Republic's external obligations were denominated in US dollars while approximately 33% were denominated in Japanese yen.

     The following table sets forth, by designated currency and the equivalent amount in US dollars, the outstanding direct external debt of the Republic as of December 31, 2002.

                     SUMMARY OF OUTSTANDING DIRECT EXTERNAL
                      DEBT BY THE REPUBLIC BY CURRENCY(1)
                           (AS OF DECEMBER 31, 2002)

                                                              AMOUNT IN    EQUIVALENT
                                                              ORIGINAL      AMOUNT IN      % OF
                                                              CURRENCY    US DOLLARS(2)   TOTAL
                                                              ---------   -------------   ------
                                                              (IN MILLIONS, EXCEPT PERCENTAGES)
US Dollar...................................................    14,725       $14,725       58.11%
Japanese Yen................................................   998,443         8,326       32.86
European Currency Unit......................................       913           948        3.74
Special Drawing Right.......................................       701           947        3.74
French Franc................................................       826           131        0.52
Austrian Schilling..........................................     1,301            98        0.39
Deutsche Mark...............................................       121            64        0.25
Pound Sterling..............................................        14            22        0.09
Swiss Franc.................................................        46            33        0.13
Belgian Franc...............................................       718            18        0.07
Danish Krone................................................        57             8        0.03
Kuwait Dinar................................................         2             7        0.03
Korean Won..................................................     4,223             4        0.01
Italian Lire................................................     8,718             5        0.02
Swedish Krona...............................................        18             2        0.01
Canadian Dollar.............................................         2             1        0.01
                                                                             -------      ------
  Total.....................................................                 $25,340(3)   100.00%
                                                                             =======      ======

---------------

Source: Bureau of the Treasury, Department of Finance.

(1) Includes Government debt that is on-lent to Government owned corporations and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2) Amounts in original currencies were converted to US dollars using the applicable Bangko Sentral reference exchange rates as of December 27, 2002.

(3) The Government has incurred an aggregate of $1.625 billion and E300 million of external debt since December 31, 2002.

     The following table sets forth the direct external debt service requirements of the Republic for the years indicated.

        DIRECT EXTERNAL DEBT SERVICE REQUIREMENTS OF THE REPUBLIC(1)(2)

                                                              PRINCIPAL    INTEREST
YEAR                                                          REPAYMENTS   PAYMENTS   TOTAL
----                                                          ----------   --------   ------
                                                                      (IN MILLIONS)
1998........................................................    $  907      $  584    $1,491
1999........................................................       933         778     1,711
2000........................................................       831         947     1,778
2001........................................................       887       1,209     2,095
2002........................................................     1,718       1,243     2,961
2003(3).....................................................     1,698       1,501     3,199
2004(3).....................................................     1,788       1,583     3,371
2005(3).....................................................     1,811       1,646     3,457
2006(3).....................................................     1,671       1,658     3,329
2007(3).....................................................     1,345       1,660     3,005

---------------

Source: Bureau of the Treasury, Department of Finance.

(1) Excludes debt service in respect of Government debt that is on-lent to Government owned corporations and other public sector entities or guaranteed by the Government, other than debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2) For 1997 through 2002, amounts in original currencies were converted to US dollars using the applicable Bangko Sentral reference exchange rates prevailing on the date of payment. For 2003 through 2007, amounts in original currencies were converted to US dollars using the applicable Bangko Sentral reference exchange rates as of February 19, 2003.

(3) Projected, based on debt outstanding as of December 31, 2002.

     GOVERNMENT GUARANTEED DEBT. The following table sets forth all Republic guarantees of indebtedness, including guarantees assumed by the Government, as of the dates indicated.

            SUMMARY OF OUTSTANDING GUARANTEES OF THE REPUBLIC(1)(2)

                                                          AS OF DECEMBER 31,
                                        -------------------------------------------------------
                                         1998     1999     2000      2001          2002(3)
                                        ------   ------   -------   -------   -----------------
                                                             (IN MILLIONS)
Domestic..............................  P8,677   P8,320   P12,451   P23,167   P19,070   $   359
External..............................  $7,568   $8,908   $ 9,402   $ 9,177   $10,757   $10,757
                                        ------   ------   -------   -------   -------   -------
  Total...............................                                                  $11,117
                                                                                        =======

---------------

Source: Bureau of the Treasury, Department of Finance.

(1) Includes debt originally guaranteed by the Government and debt guaranteed by other public sector entities for which the guarantee has been assumed by the Government.

(2) Amounts in original currencies were converted to US dollars or pesos, as applicable, using Bangko Sentral's reference exchange rates at the end of each period.

(3) The Republic has guaranteed $   --   in external debt and P   --   in
    domestic debt since December 31, 2002.

     PAYMENT HISTORY OF FOREIGN DEBT. In early 1985 and in 1987, the Government rescheduled principal maturities of most medium- and long-term liabilities owed to commercial bank creditors falling due between October 1983 and December 1992. The Philippines normalized its relationship with foreign bank creditors in 1992 after issuing Brady Bonds in exchange for its commercial bank debt.

     The Philippines rescheduled portions of its obligations to official creditors, such as foreign Governments and their export credit agencies, five times between 1984 and 1994 as follows.

                                                                       NEW MATURITY
                                                                       (FROM DATE OF
                                                        RESCHEDULED    RESCHEDULING
DATE OF RESCHEDULING AGREEMENT                             AMOUNT       AGREEMENT)     GRACE PERIOD
------------------------------                          ------------   -------------   ------------
December 1984.........................................  $896 million   10 years        5 years
January 1987..........................................  $1.1 billion   10 years        5.5 years
May 1989..............................................  $1.8 billion   8.5 years       5 years
June 1991.............................................  $1.5 billion   15-20 years     6.5 years
July 1994*............................................  $498 million   15-20 years     8-10 years

---------------

* Not implemented. See discussion in following paragraph.

     In December 1994, the Government decided not to avail itself of the July 1994 rescheduling agreement to accelerate the country's graduation from rescheduling country status. As of June 30, 1999, the Republic's rescheduled obligations with its bilateral creditors amounted to $2.2 billion, with Japan at $1.2 billion and the United States at $506 million having the largest exposures.

     In addition to debt restructuring, the Republic has engaged in debt buyback, debt-to-equity, debt-for-debt, debt-for-nature and other debt reduction arrangements to reduce its debt by at least $6 billion. The Republic intends to maintain various efforts to manage its debt portfolio to improve yield and maturity profiles. The Republic may utilize proceeds from debt issues for the purpose of repurchasing outstanding debt through a variety of methods, including public auctions and repurchases of debt securities in the open markets.

     While there have been a number of reschedulings of the Republic's debt to its bilateral creditors in the past few years, the Republic has not defaulted on, and has not attempted to restructure, the payment of principal or interest on any of its external securities in the last 20 years.

     Brady Bonds. In 1992, the Philippines issued approximately $3.3 billion of Brady Bonds, maturing between 2007 and 2018, in exchange for commercial bank debt, and secured, as to repayment of principal at stated maturity, $1.9 billion of the bonds with zero-coupon bonds purchased by the Republic in the open market. As of year-end 1997, cash and short-term investment grade securities deposited with the Federal Reserve Bank of New York, as collateral agent, secured the payment of approximately 12 to 14 months of interest on $1.6 billion of the Brady Bonds.

     In October 1996, the Government exchanged $6.5 million of Series A Principal Collateralized Interest Reduction Bonds due 2018 and approximately $628 million of Series B Principal Collateralized Interest Reduction Bonds due 2017 for $551 million of its $690 million 8.75% Bonds due 2016. After the exchange, approximately $2.3 billion of the Brady Bonds remained outstanding. The exchange generated significant savings in debt service and the release of the US Treasury securities held as collateral with respect to the exchanged bonds and established a liquid and long-term sovereign benchmark extending the maturity of the Philippine debt profile. The exchange resulted in the redemption, at a discount, of approximately $635 million of Brady Bonds. In addition, the Brady Bond exchange freed more than $124 million in cash from the collateral released in the retirement of the Brady Bonds.

     In October 1999, the Government exchanged approximately $401 million of its Principal Collateralized Interest Reduction Bonds, $165 million of its Interest Reduction Bonds and $54 million of its Floating Rate Debt Conversion Bonds for approximately $544 million of 9.50% Global Bonds due 2024. After the exchange, approximately $1.5 billion of the Brady Bonds remained outstanding. Similar to the October 1996 exchange, this exchange generated significant savings in debt service and the release of the US Treasury securities held as collateral with respect to the exchanged bonds and established a sovereign benchmark extending the maturity of the Philippine debt profile. The exchange freed approximately $149 million in cash from the collateral released in the retirement of the Brady Bonds.

     The following table sets out the foreign currency bonds issued by the Republic.

                 FOREIGN CURRENCY BONDS ISSUED BY THE REPUBLIC

                                                               OUTSTANDING       OUTSTANDING
                                                              BALANCE AS OF     BALANCE AS OF
                                                               ISSUE DATE     DECEMBER 31, 2002
                                                              -------------   -----------------
                                                                        (IN MILLIONS)
Brady Bonds(1)
  Interest Reduction Bonds..................................     $   757           $   250
  Principal Collateralized Interest Reduction Bonds.........       1,894               583
  Debt Conversion Bonds.....................................         697               357
                                                                 -------           -------
     Total..................................................     $ 3,348           $ 1,190
Japanese Yen Bonds(2)
  Sixth Series..............................................         250               250
  Seventh Series............................................         292               292
  Shibosai Series A.........................................         417               417
                                                                 -------           -------
Total.......................................................     $   959           $   959
Notes.......................................................       1,010               400
Global bonds................................................       8,246             8,246
Eurobonds(2)................................................       1,062             1,062
T-Bills.....................................................         125                --
                                                                 -------           -------
     Total foreign bonds....................................     $14,751           $11,857(3)
                                                                 =======           =======

---------------

Source: Bureau of the Treasury, Department of Finance.

(1) The difference between the amount of the Brady Bonds originally issued and the amount currently outstanding represents repurchases of such Bonds by the Republic in the secondary market (or their acquisition in connection with debt for equity and similar transactions), the 1998 Brady Bond exchange, the cancellation of such acquired Bonds and principal repayments.

(2) Yen and Euro denominated bonds were converted to US dollars using Bangko Sentral's reference exchange rate as of December 27, 2002.

(3) The Government has incurred an aggregate of $1.625 billion and E300 million of external debt since December 31, 2002.

                         DESCRIPTION OF THE SECURITIES

DESCRIPTION OF THE DEBT SECURITIES

     The Philippines may issue debt securities in separate series at various times. The description below summarizes the material provisions of the debt securities that are common to all series and the Fiscal Agency Agreement. Each series of the debt securities will be issued pursuant to a fiscal agency agreement (each, as applicable to a series of debt securities, the "Fiscal Agency Agreement"). Since it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the debt securities. Therefore, the Philippines urges you to read the form of the Fiscal Agency Agreement and the form of global bond before deciding whether to invest in the debt securities. The Philippines has filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. You should refer to such exhibits for more complete information.

     The financial terms and other specific terms of your debt securities are described in the prospectus supplement relating to your debt securities. The description in the prospectus supplement will supplement this description or, to the extent inconsistent with this description, replace it.

     You can find the definitions of certain capitalized terms in the subsection titled "Glossary of Certain Defined Terms" located at the end of this section.

  General Terms of the Bonds

     The prospectus supplement that relates to your debt securities will specify the following terms:

     - The aggregate principal amount and the designation;

     - The currency or currencies or composite currencies of denomination and payment;

     - Any limitation on principal amount and authorized denominations;

     - The percentage of their principal amount at which the debt securities will be issued;

     - The maturity date or dates;

     - The interest rate or rates, if any, for the debt securities and, if variable, the method by which the interest rate or rates will be calculated;

     - Whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

     - The dates from which interest, if any, will accrue for payment of interest and the record dates for any such interest payments;

     - Where and how the Philippines will pay principal and interest;

     - Whether and in what circumstances the debt securities may be redeemed before maturity;

     - Any sinking fund or similar provision;

     - Whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities;

     - If issued in certificated form, whether the debt securities will be in bearer form with interest coupons, if any, or in registered form without interest coupons, or both forms, and any restrictions on exchanges from one form to the other; and

     If the Philippines issues debt securities at an original issue discount, in bearer form or payable in a currency other than the US dollar, the prospectus supplement relating to the debt securities will also describe applicable US federal income tax and other considerations additional to the disclosure in this prospectus.

  Payments of Principal, Premium and Interest

     On every payment date specified in the relevant prospectus supplement, the Philippines will pay the principal, premium and/or interest due on that date to the registered holder of the relevant debt security at the close of business on the related record date. The record date will be specified in the applicable prospectus supplement. The Philippines will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, the Philippines will make payments in US dollars at the New York office of the fiscal agent or, outside the United States, at the office of any paying agent. Unless otherwise specified in the applicable prospectus supplement, the Philippines will pay interest by check, payable to the registered holder.

     If the relevant debt security has joint holders, the check will be payable to all of them or to the person designated by the joint holders at least three business days before payment. The Philippines will mail the check to the address of the registered holder in the bond register and, in the case of joint holders, to the address of the joint holder named first in the bond register.

     The Philippines will make any payment on debt securities in bearer form at the designated offices or agencies of the fiscal agent, or any other paying agent, outside of the United States. At the option of the holder of debt securities, the Philippines will pay by check or by transfer to an account maintained by the payee with a bank located outside of the United States. The Philippines will not make payments on bearer securities at the corporate trust office of the fiscal agent in the United States or at any other paying agency in the United States. In addition, the Philippines will not make any payment by mail to an address in the United States or by transfer to an account with a bank in the United States, Nevertheless, the Philippines will make payments on a bearer security denominated and payable in US dollars at an office or agency in the United States if:

     - payment outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions; and

     - the payment is then permitted under United States law, without material adverse consequences to the Philippines.

If the Philippines issues bearer securities, it will designate the offices of at least one paying agent outside the United States as the location for payment.

  Repayment of Funds; Prescription

     If no one claims money paid by the Philippines to the fiscal agent for the payment of principal or interest for two years after the payment was due and payable, the fiscal agent or paying agent will repay the money to the Philippines. After such repayment, the fiscal agent or paying agent will not be liable with respect to the amounts so repaid. However, the Philippines' obligations to pay the principal of, and interest on, the debt securities as they become due will not be affected by such repayment.

     You will not be permitted to submit a claim to the Philippines for payment of principal or interest on any series of debt securities unless made within ten years, in the case of principal, and five years, in the case of interest, from the date on which payment was due.

  Global Securities

     The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by a global security. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series. Unless otherwise specified in the prospectus supplement, the Philippines anticipates that the following provisions will apply to depositary arrangements.

     REGISTERED OWNERSHIP OF THE GLOBAL SECURITY. The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the Fiscal Agency Agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

     - will not be entitled to have any of the debt securities represented by the global security registered in their names;

     - will not receive physical delivery of any debt securities in definitive form;

     - will not be considered the owners or holders of the debt securities;

     - must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder of the debt securities; and

     - will receive payments of principal and interest from the depositary or its participants rather than directly from the Philippines.

     The Philippines understands that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

     The Philippines will issue certificated securities and register debt securities in the name of a person other than the depositary or its nominee only if:

     - the depositary for a series of debt securities is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and the Philippines does not appoint a successor depositary within 90 days;

     - the Philippines determines, in its sole discretion, not to have a series of debt securities represented by a global security; or

     - a default occurs that entitles the holders of the debt securities to accelerate the maturity date and such default has not been cured.

     In these circumstances, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form. Definitive debt securities in bearer form will not be issued in respect of a global security in registered form.

     BENEFICIAL INTERESTS IN AND PAYMENTS ON A GLOBAL SECURITY. Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

     All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, the Philippines expects the depositary to credit its participants' accounts with amounts that correspond to their respective beneficial interests in the global security. The Philippines also expects that, after the participants' accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owners' respective beneficial interests in the global security.

     The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. The Philippines has no responsibility or liability for the records of ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. The Philippines also has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

     BEARER SECURITIES. The Philippines may issue debt securities of a series in the form of one or more bearer global debt securities deposited with a common depositary for the Euroclear System and Clearstream Banking, societe anonyme, or with a nominee identified in the applicable Prospectus Supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a bearer global security will be described in the applicable Prospectus Supplement.

  Additional Amounts

     The Philippines will make all payments on the debt securities without withholding or deducting any present or future taxes imposed by the Philippines or any of its political subdivisions, unless required by law. If Philippine law requires the Philippines to deduct or withhold taxes, it will pay the holders of the debt securities such additional amounts as are necessary to ensure that they receive the same amount as they would have received without such withholding or deduction.

     The Philippines will not pay, however, any additional amounts if the holder of the debt securities is liable for Philippine tax because:

     - the holder of the debt securities is connected with the Philippines other than by merely owning the debt security or receiving income or payments on the bond; or

     - the holder of the debt securities failed to comply with any reasonable certification, identification or other reporting requirement concerning the holder's nationality, residence, identity or connection with the Philippines, if compliance with such requirement is required by any statute or regulation of the Philippines as a precondition to exemption from withholding or deduction of taxes; or

     - the holder of the debt securities failed to present its debt security for payment within 30 days of when the payment is due or when the Philippines makes available to the holder of the debt securities or the relevant fiscal or paying agent a payment of principal or interest, whichever is later. Nevertheless, the Philippines will pay additional amounts to the extent the holder would have been entitled to such amounts had it presented its debt security for payment on the last day of the 30 day period.

  Status of Bonds

     While outstanding, the debt securities will:

     - constitute direct, unconditional and unsecured obligations of the Philippines;

     - rank at least equally in right of payment with all of the Philippines' other unsecured and unsubordinated External Indebtedness, except as described below; and

     - continue to be backed by the full faith and credit of the Philippines.

     Under Philippine law, unsecured debt (including guarantees of debt) of a borrower in insolvency or liquidation that is documented by a public instrument, as provided in Article 2244(14) of the Civil Code of the Philippines, ranks ahead of unsecured debt that is not so documented. Debt is treated as documented by a public instrument if it is acknowledged before a notary or any person authorized to administer oaths in the Philippines. The Government maintains that debt of the Philippines is not subject to the preferences granted under Article 2244(14) or cannot be documented by a public instrument without acknowledgment of the Philippines as debtor. The Philippine courts have never addressed this matter, however, and it is uncertain whether a document evidencing the Philippines' Peso or non-Peso denominated debt (including External Indebtedness), notarized without the Philippines' participation, would be considered documented by a public instrument. If such debt were considered documented by a public instrument, it would rank ahead of the debt securities if the Philippines could not meet its debt obligations.

     The Philippines has represented that it has not prepared, executed or filed any public instrument, as provided in Article 2244(14) of the Civil Code of the Philippines, relating to any External Indebtedness. It also has not consented or assisted in the preparation or filing of any such public instrument. The Philippines

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also agreed that it will not create any preference or priority in respect of any
External Public Indebtedness pursuant to Article 2244(14) of the Civil Code of the Philippines unless its grants equal and ratable preference or priority to amounts payable under the debt securities.

  Negative Pledge Covenant

     If any debt securities are outstanding, the Philippines will not create or permit any Liens on its assets or revenues as security for any of its External Public Indebtedness, unless the Lien also secures the Philippines' obligations under the debt securities. In addition, the Philippines will not create any preference or priority for any of its External Public Indebtedness pursuant to
Article 2244(14) of the Civil Code of the Philippines, or any successor law, unless it grants equal and ratable preference or priority to amounts due under the debt securities.

     The Philippines may create or permit a Lien:

     - on any property or asset (or any interest in such property or asset) incurred when the property or asset was purchased, improved, constructed, developed or redeveloped to secure payment of the cost of the activity;

     - securing Refinanced External Public Indebtedness;

     - arising out of the extension, renewal or replacement of any External Public Indebtedness that is permitted to be subject to a lien pursuant to either of the previous two bullet points, as long as the principal amount of the External Public Indebtedness so secured is not increased;

     - arising in the ordinary course of banking transactions to secure External Public Indebtedness with a maturity not exceeding one year;

     - existing on any property or asset at the time it was purchased, or arising after the acquisition under a contract entered into before and not in contemplation of the acquisition, and any extension and renewal of that Lien which is limited to the original property or asset and secures any extension or renewal of the original secured financing;

     - that:

      (A) arises pursuant to any legal process in connection with court proceedings so long as the enforcement of the lien is stayed and the Philippines is contesting the claims secured in good faith; or

      (B) secures the reimbursement obligation under any surety given in connection with the release of any lien referred to in (A) above;

      if it is released or discharged within one year of imposition; or

     - arising by operation of law, provided that any such Lien is not created or permitted to be created by the Philippines for the purpose of securing any External Public Indebtedness

     The international reserves of Bangko Sentral represent substantially all of the official gross international reserves of the Philippines. Because Bangko Sentral is an independent entity, the Philippines and Bangko Sentral believe that the debt securities' negative pledge covenant does not apply to Bangko Sentral's international reserves. Bangko Sentral could therefore incur External Indebtedness secured by international reserves without securing amounts payable under the debt securities.

  Events of Default

     Each of the following constitutes an event of default with respect to any series of debt securities:

          1. NON-PAYMENT: the Philippines does not pay principal or interest on any debt securities of such series when due and such failure continues for 30 days;

          2. BREACH OF OTHER OBLIGATIONS: the Philippines fails to observe or perform any of the covenants in the series of debt securities (other than non-payment) for 60 days after written notice of the default is
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     delivered by any holder of debt securities to the Philippines at the corporate trust office of the fiscal agent in New York City;

          3. CROSS DEFAULT AND CROSS ACCELERATION:

        (a) the Philippines fails to make a payment of principal, premium, prepayment charge or interest when due on any External Public Indebtedness with a principal amount equal to or greater than $25,000,000 or its equivalent, and this failure continues beyond the applicable grace period; or

        (b) any External Public Indebtedness of the Philippines or the central monetary authority in principal amount equal to or greater than $25,000,000 is accelerated, other than by optional or mandatory prepayment or redemption;

     For purposes of this event of default, the US dollar equivalent for non-US dollar debt will be computed using the middle spot rate for the relevant currency against the US dollar as quoted by The Chase Manhattan Bank on the date of determination.

          4. MORATORIUM: the Philippines declares a general moratorium on the payment of its or the central monetary authority's External Indebtedness;

          5. VALIDITY:

        (a) the Philippines, or any governmental body with the legal power and authority to declare such series of debt securities and the related Fiscal Agency Agreement invalid or unenforceable, challenges the validity of such series of debt securities or the related Fiscal Agency Agreement;

        (b) the Philippines denies any of its obligations under such series of debt securities or the related Fiscal Agency Agreement; or

        (c) any legislative executive, or constitutional measure or final judicial decision renders any material provision of such series of debt securities or the related Fiscal Agency Agreement invalid or unenforceable or prevents or delays the performance of the Philippines' obligations under such series of debt securities or the related Fiscal Agency Agreement;

          6. FAILURE OF AUTHORIZATIONS: any legislative, executive or constitutional authorization necessary for the Philippines to perform its material obligations under the series of debt securities or the related Fiscal Agency Agreement ceases to be in full force and effect or is modified in a manner materially prejudicial to the holders of the debt securities;

          7. CONTROL OF ASSETS: The Philippines or the central monetary authority does not at all times exercise full control over the Philippines' International Monetary Assets; or

          8. IMF MEMBERSHIP: The Philippines ceases to be a member of the IMF or losses its eligibility to use the general resources of the IMF.

     The events described in paragraphs 2, 4, 5 and 6 will be events of default only if they materially prejudice the interests of holders of the debt securities.

     If any of the above events of default occurs and is continuing, holders of the debt securities representing at least 25% in principal amount of the debt securities of that series then outstanding may declare all of the debt securities of the series to be due and payable immediately by written notice to the Philippines and the fiscal agent. In the case of an event of default described in paragraphs 1 or 4 above, any holder of the debt securities may declare the principal amount of debt securities that it holds to be immediately due and payable by written notice to the Philippines and the fiscal agent.

     Investors should note that:

     - despite the procedure described above, no debt securities may be declared due and payable if the Philippines cures the applicable event of default before it receives the written notice from the holder of the debt securities;

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     - the Philippines is not required to provide periodic evidence of the absence of defaults; and

     - the Fiscal Agency Agreement does not require the Philippines to notify holders of the debt securities of an event of default or grant any holder of the debt securities a right to examine the bond register.

  Modifications and Amendments; Bondholders' Meetings

     Each holder of a series of debt securities must consent to any amendment or modification of the terms of that series of debt securities or the Fiscal Agency Agreement that would:

     - change the stated maturity of the principal of the debt securities or any installment of interest;

     - reduce the principal amount of such series of debt securities or the portion of the principal amount payable upon acceleration of such debt securities;

     - change the debt securities' interest rate;

     - change the currency of payment of principal or interest;

     - change the obligation of the Philippines to pay additional amounts on account of withholding taxes or deductions; or

     - reduce the percentage of the outstanding principal amount needed to modify or amend the related Fiscal Agency Agreement or the terms of such series of debt securities.

     With respect to other types of amendment or modification, the Philippines may, with the consent of the holders of at least a majority in principal amount of the debt securities of a series that are outstanding, modify and amend that series of debt securities or, to the extent the modification or amendment affects that series of debt securities, the Fiscal Agency Agreement.

     The Philippines may at any time call a meeting of the holders of a series of debt securities to seek the holders' approval of the modification, or amendment, or obtain a waiver, of any provision of that series of debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the Philippines. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

     While an event of default with respect to a series of debt securities is continuing, holders of at least 10% of the aggregate principal amount of that series of debt securities may compel the fiscal agent to call a meeting of all holders of debt securities of that series.

     The Persons entitled to vote a majority in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum at a meeting of the holders of the debt securities. To vote at a meeting, a person must either hold outstanding debt securities of the relevant series or be duly appointed as a proxy for a holder of the debt securities. The fiscal agent will make all rules governing the conduct of any meeting.

     The Fiscal Agency Agreement and a series of debt securities may be modified or amended, without the consent of the holders of the debt securities, to:

     - add covenants of the Philippines that benefit holders of the debt securities;

     - surrender any right or power given to the Philippines;

     - secure the debt securities;

     - cure any ambiguity or correct or supplement any defective provision in the Fiscal Agency Agreement or the debt securities, without materially and adversely affecting the interests of the holders of the debt securities.

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  Replacement of Debt Securities

     If a debt security becomes mutilated, defaced, destroyed, lost or stolen, the Philippines may issue, and the fiscal agent will authenticate and deliver, a substitute debt security. The Philippines and the fiscal agent will require proof of any claim that a debt security was destroyed, lost or stolen.

     The applicant for a substitute debt security must indemnify the Philippines, the fiscal agent and any other agent for any losses they may suffer relating to the debt security that was destroyed, lost or stolen. The applicant will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen debt security.

  Fiscal Agent

     The Philippines will appoint a fiscal agent or agents in connection each series of the debt securities whose duties would be governed by the related Fiscal Agency Agreement. Different fiscal agents may be appointed for different series of debt securities. The Philippines may maintain bank accounts and a banking relationship with each fiscal agent. Each fiscal agent is the agent of the Philippines and does not act as a trustee for the holders of the debt securities.

  Notices

     All notices will be mailed to the registered holders of a series of debt securities. If a depositary is the registered holder of global securities, each beneficial holder must rely on the procedures of the depositary and its participants to receive notices, subject to any statutory or regulatory requirements.

     If the Philippines lists a series of debt securities on the Luxembourg Stock Exchange, and the rules of that exchange so require, all notices to holders of that series of debt securities will be published in a daily newspaper of general circulation in Luxembourg. The Philippines expects that the Luxemburger Wort will be the newspaper. If notice cannot be published in an appropriate newspaper, notice will be considered validly given if made pursuant to the rules of the Luxembourg Stock Exchange.

  Governing Law

     The Fiscal Agency Agreement and the debt securities will be governed by the laws of the State of New York without regard to any principles of New York law requiring the application of the laws of another jurisdiction. Nevertheless, all matters governing the authorization, execution and delivery of the debt securities and the Fiscal Agency Agreement by the Philippines will be governed by the laws of the Philippines.

  Further Issues of Debt Securities

     The Philippines may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of bonds (or that are the same in all respects except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities). The Philippines may consolidate such additional debt securities with the outstanding debt securities to form a single series. Any further Debt Securities forming a single series with the outstanding Debt Securities of any series constituted by a Fiscal Agency Agreement shall be constituted by an agreement supplemental to such relevant Fiscal Agency Agreement.

  Jurisdiction and Enforceability

     The Philippines is a foreign sovereign government and your ability to collect on judgments of US courts against the Philippines may be limited.

     The Philippines will irrevocably appoint the Philippine Counsel General in New York, New York as its authorized agent to receive service of process in any suit based on any series of debt securities which any holder of the debt securities may bring in any state or federal court in New York City. The Philippines submits to the jurisdiction of any state or federal court in New York City or any competent court in the Philippines in

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such action. The Philippines waives, to the extent permitted by law, any objection to proceedings in such courts. The Philippines also waives irrevocably any immunity from jurisdiction to which it might otherwise be entitled in any suit based on any series of debt securities.

     Because of its waiver of immunity, the Philippines would be subject to suit in competent courts in the Philippines. Judgments against the Philippines in state or federal court in New York City would be recognized and enforced by the courts of the Philippines in any enforcement action without re-examining the issues if:

     - such judgment were not obtained by collusion or fraud;

     - the foreign court rendering such judgment had jurisdiction over the case;

     - the Philippines had proper notice of the proceedings before the foreign court; and

     - such judgment were not based upon a clear mistake of law or fact.

     Notwithstanding any of the above, the Philippine Counsel General is not the agent for receipt of service for suits under the US federal or state securities laws, and the Philippines' waiver of immunity does not extend to those actions. In addition, the Philippines does not waive immunity relating to its:

     - properties and assets used by a diplomatic or consular mission;

     - properties and assets under the control of its military authority or defense agency; and

     - properties and assets located in the Philippines and dedicated to a public or Governmental use.

     If you bring a suit against the Philippines under federal or state securities laws, unless the Philippines waives immunity, you would be able to obtain a United States judgment against the Philippines only if a court determined that the Philippines is not entitled to sovereign immunity under the United States Foreign Sovereign Immunities Act. Even if you obtained a United States judgment in any such suit, you may not be able to enforce the judgment in the Philippines. Moreover, you may not be able to enforce a judgment obtained under the Foreign Sovereign Immunities Act against the Philippines' property located in the United States except under the limited circumstances specified in the act.

  Glossary of Certain Defined Terms

     Certain definitions used in the Fiscal Agency Agreement are set forth below. For a full explanation of all of these terms or any capitalized terms used in this section you should refer to the Fiscal Agency Agreement.

     "External Indebtedness" means Indebtedness denominated or payable by its terms, or at the option of the holder, in a currency or currencies other than that of the Philippines.

     "External Public Indebtedness" means any External Indebtedness in the form of bonds, debentures, notes or other similar instruments or other securities which is, or is eligible to be, quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market.

     "Indebtedness" means any indebtedness for money borrowed or any guarantee of indebtedness for money borrowed.

     "International Monetary Assets" means all (i) gold, (ii) Special Drawing Rights, (iii) Reserve Positions in the Fund and (iv) Foreign Exchange.

     "Lien" means any mortgage, deed of trust, charge, pledge, lien or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest.

     "Refinanced External Public Indebtedness" means the US$130,760,000 Series A Interest Reduction Bonds due 2007 issued by the Republic on December 1, 1992, the US$626,616,000 Series B Interest Reduction Bonds due 2008 issued by the Republic on December 1, 1992, the US$153,490,000 Series A Principal Collateralized Interest Reduction Bonds due 2018 issued by the Republic on December 1, 1992 and

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the US$1,740,600,000 Series B Collateralized Interest Reduction Bonds due 2017
issued by the Republic on December 1, 1992.

     "Special Drawing Rights," "Reserve Positions in the Fund" and "Foreign Exchange", have, as to the type of assets included, the meanings given to them in the IMF's publication entitled "International Financial Statistics" or any other meaning formally adopted by the IMF from time to time.

DESCRIPTION OF THE WARRANTS

     The description below summarizes some of the provisions of warrants for the purchase of bonds that the Republic may issue from time to time and of the Warrant Agreement. Copies of the forms of warrants and the Warrant Agreement are or will be filed as exhibits to the registration statement of which this prospectus is a part. Since it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the warrants.

     The description of the warrants that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

  General Terms of the Warrants

     Each series of warrants will be issued under a warrant agreement to be entered into between the Republic and a bank or trust company, as warrant agent. The prospectus supplement relating to the series of warrants will set forth:

     - The terms of the bonds purchasable upon exercise of the warrants, as described above under "Description of Bonds -- General Terms of the Bonds";

     - The principal amount of bonds purchasable upon exercise of one warrant and the exercise price;

     - The procedures and conditions for the exercise of the warrants;

     - The dates on which the right to exercise the warrants begins and expires;

     - Whether and under what conditions the warrants and any bonds issued with the warrants will be separately transferable;

     - Whether the warrants will be issued in certificated or global form and, if in global form, information with respect to applicable depositary arrangements;

     - If issued in certificated form, whether the warrants will be issued in registered or bearer form, whether they will be exchangeable between such forms, and, if issued in registered form, where they may be transferred and registered; and

     - Other specific provisions.

     The warrants will be subject to the provisions set forth under "Description of the Securities -- Description of the Debt Securities," "-- Governing Law" and "-- Jurisdiction and Enforceability".

LIMITATIONS ON ISSUANCE OF BEARER DEBT SECURITIES

     Bearer securities will not be offered, sold or delivered in the United States or its possessions or to a United States person, except in certain circumstances permitted by United States tax regulations. Bearer securities will initially be represented by temporary global securities (without interest coupons) deposited with a common depositary in London for the Euroclear System and Cedel for credit to designated accounts. Unless otherwise indicated in the applicable Prospectus Supplement:

     - each temporary global security will be exchangeable for definitive bearer securities on or after the date that is 40 days after issuance only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided in United States tax regulations, provided that

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       no bearer security will be mailed or otherwise delivered to any location in the United States in connection with the exchange; and

     - any interest payable on any portion of a temporary global security with respect to any interest payment date occurring prior to the issuance of definitive bearer securities will be paid only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided in United States tax regulations.

     Bearer securities (other than temporary global debt securities) and any related coupons will bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." The sections referred to in the legend provide that, with certain exceptions, a United States person who holds a bearer security, or coupon will not be allowed to deduct any loss realized on the disposition of the bearer security, and any gain (which might otherwise be characterized as capital gain) recognized on the disposition will be treated as ordinary income.

     For purposes of this section, "United States person" means:

     - an individual citizen or resident of the United States;

     - a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

     - an estate the income of which is subject to United States federal income taxation regardless of its source; or

     - a trust if a United States court is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all of the trust's substantial decisions.

     For purposes of this section, "United States" means United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.

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                                    TAXATION

     The following discussion summarizes certain Philippine and US federal income tax considerations that may be relevant to you if you invest in debt securities. This summary is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary.

     This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisor about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

PHILIPPINE TAXATION

     The following is a summary of certain Philippine tax consequences that may be relevant to non-Philippine holders of the global bonds in connection with the holding and disposition of the global bonds. The Republic uses the term "non-Philippine holders" to refer to (i) non-residents of the Philippines who are neither citizens of the Philippines nor are engaged in trade or business within the Philippines or (ii) non-Philippine corporations not engaged in trade or business in the Philippines.

     This summary is based on Philippine laws, rules, and regulations now in effect, all of which are subject to change. It is not intended to constitute a complete analysis of the tax consequences under Philippine law of the receipt, ownership, or disposition of the global bonds, in each case by non-Philippine holders, nor to describe any of the tax consequences that may be applicable to residents of the Republic.

     Effect of Holding Global Bonds. Payments by the Republic of principal of and interest on the global bonds to a non-Philippine holder will not subject such non-Philippine holder to taxation in the Philippines by reason solely of the holding of the global bonds or the receipt of principal or interest in respect thereof.

     Taxation of Interest on the Global Bonds. When the Republic makes payments of principal and interest to you on the global bonds, no amount will be withheld from such payments for, or on account of, any taxes of any kind imposed, levied, withheld or assessed by the Philippines or any political subdivision or taxing authority thereof or therein.

     Taxation of Capital Gains. Non-Philippine holders of the global bonds will not be subject to Philippine income or withholding tax in connection with the sale, exchange, or retirement of a global bond if such sale, exchange or retirement is made outside the Philippines or an exemption is available under an applicable tax treaty in force between the Philippines and the country of domicile of the non-Philippine holder.

     Documentary Stamp Taxes. No documentary stamp tax is imposed upon the transfer of the global bonds. A documentary stamp tax is payable upon the issuance of the global bonds and will be for the account of the Republic.

     Estate and Donor's Taxes. The transfer of a global bond by way of succession upon the death of a non-Philippine holder will be subject to Philippine estate tax at progressive rates ranging from 5% to 20% if the value of the net estate of properties located in the Philippines is over P200,000.

     The transfer of a global bond by gift to an individual who is related to the nonresident holder will generally be subject to a Philippine donor's tax at progressive rates ranging from 2% to 15% if the value of the net gifts of properties located in the Philippines exceed P100,000 during the relevant calendar year. Gifts to unrelated donees are generally subject to tax at a flat rate of 30%. An unrelated donee is a person who is not a (i) brother, sister (whether by whole or half blood), spouse, ancestor, or lineal descendant or (ii) relative by consanguinity in the collateral line within the fourth degree of relationship.

     The foregoing apply even if the holder is a nonresident holder. However, the Republic will not collect estate and donor's taxes on the transfer of the global bonds by gift or succession if the deceased at the time of death, or the donor at the time of donation, was a citizen and resident of a foreign country that provides certain reciprocal rights to citizens of the Philippines (a "Reciprocating Jurisdiction"). For these purposes, a

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Reciprocating Jurisdiction is a foreign country which at the time of death or donation (i) did not impose a transfer tax of any character in respect of intangible personal property of citizens of the Philippines not residing in that foreign country or (ii) allowed a similar exemption from transfer or death taxes of every character or description in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.

UNITED STATES TAX CONSIDERATIONS

     The following discussion summarizes certain US federal income tax considerations that may be relevant to you if you invest in debt securities. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable US Treasury Regulations, published rulings, administrative pronouncements, and court decisions in effect on the date of this prospectus, all of which are subject to change, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary deals only with US holders that hold debt securities as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, a person that will hold debt securities as a hedge against currency risk or as a position in a "straddle" or conversion transaction, tax exempt organization or a person whose "functional currency" is not the US dollar.

     You will be a US holder if you are (i) an individual who is a citizen or resident of the United States, (ii) a corporation for US federal income tax purposes created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to US federal income taxation regardless of its source or
(iv) a trust if a court within the United States is able to execute primary supervision over its administration and one or more US persons have authority to control the substantial decisions of such trust. Notwithstanding the preceding sentence, to the extent provided in US Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, that elected to be treated as a United States person shall also be considered US Holders. If you are a partner in a partnership that holds debt securities, the tax consequences of an investment in debt securities will generally depend on the status of the partners and the activities of the partnership. If you are not a US holder, consult the discussions below under the captions "Non-US Holders" and "Information Reporting and Backup Withholding."

     You should consult your own tax advisor concerning the particular US federal income tax consequences to you of ownership and disposition of debt securities, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

United States Holders

  Payments or Accruals of Interest

     Payments or accruals of "qualified stated interest" (as defined below) on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts (in accordance with your regular method of tax accounting). If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security in a currency other than US dollars (a "foreign currency"), the amount of interest income you will realize will be the US dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment regardless of whether you convert the payment into US dollars. If you are an accrual basis US holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period (or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year). Alternatively, as an accrual basis US holder, you may elect to translate all interest income on foreign currency denominated debt securities at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year) or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election you must apply it consistently to all debt instruments from year to

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year and you cannot change the election without the consent of the Internal
Revenue Service (the "IRS"). If you use the accrual method of accounting for tax purposes you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the debt security.

     Payments of interest on the debt securities will be treated as foreign source income for US federal income tax purposes. For US foreign tax credit purposes, interest on the debt securities will generally constitute "passive income," or in the case of certain US holders, "financial services income".

  The Purchase, Sale and Retirement of Debt Securities

     Initially, your tax basis in a debt security generally will equal the cost of the debt security to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below. If you purchase a debt security that is denominated in a foreign currency, the cost to you (and therefore generally your initial tax basis) will be the US dollar value of the foreign currency purchase price on the date of purchase calculated at (i) the exchange rate in effect on that date or (ii) if the foreign currency debt security is traded on an established securities market and you are a cash basis taxpayer, or if you are an accrual basis taxpayer that makes a special election, the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a debt security in respect of foreign currency denominated original issue discount, market discount and premium will be determined in the manner described below. If you convert US dollars into a foreign currency and then immediately use that foreign currency to purchase a debt security, you generally will not have any taxable gain or loss as a result of the conversion or purchase.

     When you sell or exchange a debt security, or if a debt security is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (less any accrued but unpaid interest not previously included in income, which will be subject to tax in the manner described above under "Payments or Accruals of Interest") and your tax basis in the debt security. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the retirement of a debt security, the amount you will realize for US tax purposes generally will be the US dollar value of the foreign currency that you receive calculated at (i) the exchange rate in effect on the date the foreign currency debt security is disposed of or retired or (ii) if you dispose of a foreign currency debt security that is traded on an established securities market and you are a cash basis US holder, or if you are an accrual basis holder that makes a special election, the spot rate of exchange on the settlement date of the sale, exchange or retirement.

     The special election available to you if you are an accrual basis taxpayer in respect of the purchase and sale of foreign currency debt securities traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

     Except as discussed below with respect to market discount and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a debt security generally will be long-term capital gain or loss if you have held the debt security for more than one year. The Code provides preferential treatment under certain circumstances for net long-term capital gains recognized by individual non-corporate investors. Capital gain or loss, if any, recognized by a US holder generally will be treated as US source income or loss for US foreign tax credit purposes. The ability of US holders to offset capital losses against income is limited.

     Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency debt security generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the debt security. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the debt security.

  Original Issue Discount

     If the Republic issues debt securities at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the debt securities multiplied by the number of full years to their maturity, the debt securities will be "OID debt securities". The difference between the issue price and the stated redemption price at maturity of the debt securities will be the "original issue discount" or "OID". The "issue price" of the debt securities will be the first price at which a substantial amount of the debt securities are sold to the public (i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers, or similar persons). The "stated redemption price at maturity" will include all payments under the debt securities other than payments of qualified stated interest. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments issued by the Republic) at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

     If you invest in OID debt securities you generally will be subject to the special tax accounting rules for OID obligations provided by the Code and certain US Treasury Regulations. You should be aware that, as described in greater detail below, if you invest in an OID debt security you generally will be required to include OID in ordinary gross income for US federal income tax purposes as it accrues, although you may not yet have received the cash attributable to that income.

     In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an OID debt security with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the "daily portions" of OID on that debt security for all days during the taxable year that you own the debt security. The daily portions of OID on an OID debt security are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that period. Accrual periods may be any length and may vary in length over the term of an OID debt security, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of OID on an OID debt security allocable to each accrual period is determined by:

          (i) multiplying the "adjusted issue price" (as defined below) of the debt security at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity of the debt security and the denominator of which is the number of accrual periods in a year; and

          (ii) subtracting from that product the amount (if any) of qualified stated interest payments allocable to that accrual period.

     An OID debt security that is a floating rate debt security will be subject to special rules. Generally, if a floating rate debt security qualifies as a "variable rate debt instrument" (as defined in applicable US Treasury Regulations), then (i) all stated interest with respect to such floating rate debt security will be qualified stated interest and hence included in a US holder's income in accordance with such US holder's normal method of accounting for US federal income tax purposes, and (ii) the amount of OID, if any, will be determined under the general OID rules (as described above) by assuming that the variable rate is a fixed rate equal, in general, to the value, as of the issue date, of the floating rate.

     If a floating rate debt security does not qualify as a "variable rate debt instrument", such floating rate debt security will be classified as a contingent payment debt instrument and will be subject to special rules for calculating the accrual of stated interest and original issue discount.

     Any special considerations with respect to the tax consequences of holding a floating rate debt security will be provided in the applicable prospectus supplement.

     The "adjusted issue price" of an OID debt security at the beginning of any accrual period will generally be the sum of its issue price (including any accrued interest) and the amount of OID previously includable in the gross income of the holder, reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an OID debt security, other than qualified stated interest, generally will be viewed first as payments of previously accrued OID (to the extent of the previously accrued discount), with payments considered made from the earliest accrual periods first, and then as a payment of principal. The "annual yield to maturity" of a debt security is the discount rate (appropriately adjusted to reflect the length of accrual periods) that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this "constant yield" method of including OID income, you will generally be required to include in your gross income increasingly greater amounts of OID over the life of OID debt security.

     You generally may make an irrevocable election to include in income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant yield method described above. For debt securities purchased at a premium or bearing market discount in your hands, if you make this election you will also be deemed to have made the election (discussed below under the caption "Premium and Market Discount") to amortize premium or to accrue market discount in income currently on a constant yield basis.

     In the case of an OID debt security that is also a foreign currency debt security, you should determine the US dollar amount includible as OID for each accrual period by (i) calculating the amount of OID allocable to each accrual period in the foreign currency using the constant yield method, and (ii) translating the foreign currency amount so determined at the average exchange rate in effect during that accrual period (or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year). Alternatively, you may translate the foreign currency amount so determined at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, for an accrual period that spans two taxable years) or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described under the caption "Payment or Accruals of Interest" above. Because exchange rates may fluctuate, if you are the holder of an OID debt security that is also a foreign currency debt security you may recognize a different amount of OID income in each accrual period than would be the case if you were the holder of an otherwise similar OID debt security denominated in US dollars. Upon the receipt of an amount attributable to OID (whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the OID debt security), you will recognize ordinary income or loss measured by the difference between the amount received, translated into US dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the OID debt security, as the case may be, and the amount accrued, using the exchange rate applicable to such previous accrual.

     If you purchase an OID debt security outside of the initial offering at a cost less than its "remaining redemption amount", or if you purchase an OID debt security in the initial offering at a price other than the debt security's issue price, you will also generally be required to include in gross income the daily portions of OID, calculated as described above. However, if you acquire an OID debt security at a price (i) less than or equal to the remaining redemption amount but (ii) greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions to reflect the premium paid over the adjusted issue price. (As discussed under "Premium and Market Discount" below, if you purchase an OID debt security at a price greater than its remaining redemption amount, the OID rules described in this section will not apply.) The "remaining redemption amount" for an OID debt security is the total of all future payments to be made on the debt security other than qualified stated interest.

     Certain of the OID debt securities may be redeemed prior to maturity, either at the option of the Republic or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the pricing supplement. OID debt securities containing these features may be subject to rules that differ from the general rules discussed above. If you purchase OID debt securities with these features, you should carefully examine the pricing supplement and consult your tax advisor about their treatment since the tax consequences of OID will depend, in part, on the particular terms and features of the debt securities.

     OID accrued with respect to an OID debt security will be treated as foreign source income for US federal income tax purposes. For US foreign tax credit purposes, OID accrued with respect to an OID debt security will generally constitute "passive income," or in the case of certain US holders, "financial services income".

  Short-Term Debt Securities

     Special rules may apply to a debt security with a maturity of one year or less ("a short-term debt security"). If you are an accrual basis holder, you will be required to accrue OID on the short-term debt security on either a straight line basis or, at the election of the holder, under a constant yield method (based on daily compounding). No interest payments on a short-term debt security will be qualified stated interest. Consequently, such interest payments are included in the short-term debt security's stated redemption price at maturity. Since the amount of OID is calculated in the same manner as described above under "Original Issue Discount," such interest payments may give rise to OID (or acquisition discount, as defined below) even if the short-term debt securities are not actually issued at a discount. If you are a cash basis holder and do not elect to include OID in income as it accrues, you will not be required to include OID in income until you actually receive payments on the debt security. However, you will be required to treat any gain upon the sale, exchange or retirement of the debt security as ordinary income to the extent of the accrued OID on the debt security that you have not yet taken into income at the time of the sale. Also, if you borrow money (or do not repay outstanding debt) to acquire or hold the debt security, you may not be allowed to deduct interest on the borrowing that corresponds to accrued OID on the debt security until you include the OID in your income.

     Alternatively, regardless of whether you are a cash basis or accrual basis holder, you can elect to accrue any "acquisition discount" with respect to the short-term debt security on a current basis. Acquisition discount is the excess of the stated redemption price at maturity of the debt security over the purchase price. Acquisition discount will be treated as accruing rateably or, at the election of the holder, under a constant yield method (based on daily compounding). If you elect to accrue acquisition discount, the OID rules will not apply. US holders should consult their own tax advisors as to the application of these rules.

     As described above, certain of the debt securities may be subject to special redemption features. These features may affect the determination of whether a debt security has a maturity of one year or less and thus is a short-term debt security. If you purchase a debt security, you should carefully examine the pricing supplement and consult your tax advisor about these features.

  Premium and Market Discount

     If you purchase a debt security at a cost greater than the debt security's remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the IRS. If you elect to amortize the premium you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. In the case of premium on a foreign currency debt security, you should calculate the amortization of the premium in the foreign currency. Amortization deductions attributable to a period reduce interest payments in respect of that period, and therefore are translated into US dollars at the rate that you use for those interest payments. Exchange gain or loss will be realized with respect to amortized premium on a foreign currency debt security based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments on the debt security and the exchange rate on the date when the holder acquired the debt security. For a US holder that does not elect to amortize premium, the amount of premium will be included in your tax basis when the debt security matures or is disposed of. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

     A debt security, other than a short-term debt security, will be treated as purchased at a market discount (a "market discount debt security") if the debt security's stated redemption price at maturity or, in the case of OID debt security, the debt security's "revised issue price", exceeds the amount for which the US Holder purchased the debt security by at least one-fourth of one per cent (0.25%) of such debt security's stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the debt security's maturity. For these purposes, the "revised issue price" of a debt security generally equals its issue price, increased by the amount of any OID that has accrued on the debt security.

     Any gain recognized on the maturity or disposition of a market discount debt security will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such debt security. Alternatively, a US holder of a market discount debt security may elect to include market discount in income currently over the life of the debt security. Such an election shall apply to all debt instruments with market discount acquired by the electing US holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the Internal Revenue Service.

     Market discount on a market discount debt security will accrue on a straight line basis unless the US holder elects to accrue such market discount on a constant yield method. Such an election shall apply only to the debt security with respect to which it is made and may not be revoked. A US holder of a market discount debt security that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such debt security in an amount not exceeding the accrued market discount on such debt security until the maturity or disposition of such debt security. Any accrued market discount on a foreign currency debt security that is currently includable in income will generally be translated into US dollars at the average rate for the accrual periods (or portion thereof within the holder's taxable year).

  Warrants

     A description of the tax consequences of an investment in warrants will be provided in the applicable prospectus supplement.

  Indexed Debt Securities and Other Debt Securities Providing for Contingent Payment

     Special rules govern the tax treatment of debt obligations that provide for contingent payments ("contingent debt obligations"). These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. In addition, special rules may apply to floating rate debt securities if the interest payable on the debt securities is based on more than one interest rate index. We will provide a detailed description of the tax considerations relevant to US holders of any debt securities that are subject to the special rules discussed in this paragraph in the relevant prospectus supplement.

Non-US Holders

     The following summary applies to you if you are not a US holder, as defined above.

     Subject to the discussion below under the caption "Information Reporting and Backup Withholding", the interest income that you derive in respect of the debt securities generally will be exempt from US federal income taxes, including US withholding tax on payments of interest (including OID) unless such income is effectively connected with the conduct of a trade or business within the United States. Further, any gain you realize on a sale or exchange of debt securities generally will be exempt from US federal income tax, including US withholding tax, unless:

     - your gain is effectively connected with your conduct of a trade or business within the United States; or

     - you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a tax home in the United States.

Information Reporting and Backup Withholding

     In general, information reporting requirements may apply to certain payments made within the United States of interest on a debt security, including payments made by the US office of a paying agent, broker or other intermediary, and to proceeds of a sale, exchange, or retirement of debt security effected at the US office of a US or foreign broker. A "backup withholding" tax may apply to such payments or proceeds if the beneficial owner fails to provide a correct taxpayer identification number or to otherwise comply with the applicable backup withholding rules. Certain persons (including, among others, corporations) and non-US holders which provide an appropriate certification or otherwise qualify for exemption are not subject to the backup withholding and information reporting requirements.

     The proceeds of the sale, exchange, retirement or other disposition of debt securities effected through a foreign office of a broker that is a US controlled person will be subject to information reporting, but are not generally subject to backup withholding. A "US controlled person" is (i) a United States person,
(ii) a controlled foreign corporation for United States federal income tax purposes, (iii) a foreign person for which 50% or more of its gross income from all sources, over as specified three year period, is effectively connected with a United States trade or business or (iv) a foreign partnership that, at any time in its taxable year, is 50% or more (by income or capital interest) owned by a United States person or is engaged in the conduct of a United States trade or business.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment made to a US holder generally may be claimed as a credit against such holder's US federal income tax liability provided the appropriate information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

     The Republic may sell the debt securities or warrants in any of three ways:

     - through underwriters or dealers;

     - directly to one or more purchasers; or

     - through agents.

     The prospectus supplement relating to a particular series of debt securities or warrants will set out:

     - the names of any underwriters or agents;

     - the purchase price of the securities;

     - the proceeds to the Republic from the sale;

     - any underwriting discounts and other compensation;

     - the initial public offering price;

     - any discounts or concessions allowed, reallowed or paid to dealers; and

     - any securities exchanges on which the securities will be listed.

     Any underwriter involved in the sale of securities will acquire the securities for its own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The securities may be offered to the public either by underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless the prospectus supplement states otherwise, the underwriters will benefit from certain conditions that must be satisfied before they are obligated to purchase such securities and they will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     If the Republic sells debt securities or warrants through agents, the prospectus supplement will identify the agent and indicate any commissions payable by the Republic. Unless the prospectus supplement states otherwise, all agents will act on a best efforts basis.

     The Republic may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from the Republic at the public offering price set forth in a prospectus supplement pursuant to delayed delivery contracts. The prospectus supplement will set out the conditions of the delayed delivery contracts and the commission receivable by the agents, underwriters or dealers for soliciting the contracts.

     The Republic may offer securities as full, partial or alternative consideration for the purchase of other securities of the Republic, either in connection with a publicly announced tender, exchange or other offer for such securities or in privately negotiated transactions. The offer may be in addition to or in lieu of sales of securities directly or through underwriters or agents.

     Agents and underwriters may be entitled to indemnification by the Republic against certain liabilities, including liabilities under the United States Securities Act of 1933, or to contribution from the Republic with respect to certain payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services (including commercial and investment banking services) for, the Republic in the ordinary course of business.

     Unless otherwise specified in the applicable prospectus supplement, if the Republic offers and sells securities outside the United States, each underwriter or dealer will acknowledge that:

     - the securities offered have not been and will not be registered under the US Securities Act of 1933; and

     - may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act of 1933. Each participating underwriter or dealer will agree that it has not offered or sold, and will not offer or sell, any debt securities constituting part of its allotment in the United States except in accordance with Rule 903 of Regulation S under the US Securities Act of 1933. Accordingly, each underwriter or dealer will agree that neither the underwriter nor dealer nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to the securities.

                           VALIDITY OF THE SECURITIES

     The Secretary of the Department of Justice of the Republic will provide an opinion on behalf of the Republic as to the validity of the securities under Philippine law. Allen & Overy, United States counsel for the Republic, will provide an opinion on behalf of the Republic as to the validity of the securities under US and New York State law. US and Philippine counsel named in the applicable prospectus supplement will provide an opinion as to certain legal matters on behalf of the underwriters named in the applicable prospectus supplement.

                 AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

     The authorized agent of the Republic in the United States is Hon. Linglingay Lacanlale, Consul General, the Philippine Consulate General, 556 Fifth Avenue, New York, New York 10036-5095.

                   EXPERTS; OFFICIAL STATEMENTS AND DOCUMENTS

     Jose Isidro N. Camacho, in his official capacity as Secretary of the Department of Finance of the Republic, reviewed the information set forth in the prospectus relating to the Republic, which information is included in the prospectus on his authority.

                              FURTHER INFORMATION

     The Republic filed a registration statement with respect to the securities with the Securities and Exchange Commission under the US Securities Act of 1933, as amended, and its related rules and regulations. You can find additional information concerning the Republic and the securities in the registration statement and any pre- or post-effective amendment, including its various exhibits, which may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549.

            INDEX TO DEBT TABLES OF THE REPUBLIC OF THE PHILIPPINES

                                                                PAGE
                                                                ----
Guaranteed External Debts of the Republic of the
  Philippines...............................................     T-2
External Debt of the Republic of the Philippines............     T-9
Domestic Government Securities..............................    T-21
Government Guaranteed Corporate Bonds.......................    T-34
Domestic Debt of the Republic (Other Than Securities).......    T-35
Guaranteed Domestic Debt of the Republic (Other Than
  Securities)...............................................    T-36

          GUARANTEED EXTERNAL DEBTS OF THE REPUBLIC OF THE PHILIPPINES
                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                                                      INTEREST RATE/
                                                                         SPREAD/
                                                                      SERVICE CHARGE      YEAR      YEAR OF
CURRENCY                                   INTEREST RATE BASIS         (PER ANNUM)     CONTRACTED   MATURITY
--------                             -------------------------------  --------------   ----------   --------
GRAND TOTAL
I.  NATIONAL GOVERNMENT DIRECT
    GUARANTEE ON GOCC LOANS
   A. LOANS
      CANADIAN DOLLAR                FIXED RATE                           9.2000%         1991         2003
      SWISS FRANC
                                     FIXED RATE                           8.8750%         1992         2004
                                     SWISS EXPORT BASE RATE               1.3750%         1990         2003
                                     SWISS EXPORT BASE RATE               1.3750%         1990         2003
                                     SWISS EXPORT BASE RATE               1.3750%         1993         2004
                                     SWISS EXPORT BASE RATE               1.3750%         1993         2004
      DEUTSCHE MARK
                                     FIXED RATE                           7.0000%         1995         2035
                                     FIXED RATE                           2.0000%         1990         2020
                                     FIXED RATE                           2.0000%         1988         2018
                                     FIXED RATE                           9.0000%         1992         2032
                                     FIXED RATE                           9.0000%         1993         2033
                                     FIXED RATE                           9.0000%         1993         2023
                                     FIXED RATE                           2.0000%         1981         2016
                                     FIXED RATE                           2.0000%         1981         2011
                                     FIXED RATE                           7.5000%         1995         2035
                                     FIXED RATE                           2.0000%         1981         2011
                                     FIXED RATE                           2.0000%         1979         2009
                                     FIXED RATE                           2.0000%         1979         2015
                                     FIXED RATE                           7.5000%         1995         2035
                                     FIXED RATE                           2.0000%         1979         2009
                                     FIXED RATE                           9.0000%         1993         2033
                                     FIXED RATE                           9.0000%         1995         2036
                                     FIXED RATE                           6.5000%         1996         2036
                                     GERMAN CAPITAL MARKET RATE           0.0000%         1991         2031
                                     GERMAN CAPITAL MARKET RATE           0.0000%         1992         2005
                                     GERMAN CAPITAL MARKET RATE           0.0000%         1993         2005
                                     GERMAN CAPITAL MARKET RATE           0.0000%         1993         2005
                                     LIBOR-6 MOS. DEPOSIT                 1.0000%         1992         2004
                                     LIBOR-6 MOS. DEPOSIT                 0.0000%         1994         2004
      EURO
                                     INTEREST FREE                        0.0000%         2000         2013
                                     FIXED RATE                                           2001         2040
      SPANISH PESETA
                                     FIXED RATE                           2.5000%         1993         2013
                                     ORGANIZATION FOR ECONOMIC
                                     COOPERATION DEVELOPMENT RATE         0.0000%         1993         2004
      FRENCH FRANC
                                     FIXED RATE                           6.8500%         1994         2006
                                     FIXED RATE                           3.0000%         1990         2021
                                     FIXED RATE                           3.0000%         1990         2021
                                     FIXED RATE                           3.5000%         1979         2005
                                     FIXED RATE                           3.0000%         1990         2021
                                     FIXED RATE                           3.1000%         1994         2014
                                     FIXED RATE                           3.3000%         1994         2014
                                     FIXED RATE                           3.0000%         1990         2021
                                     FIXED RATE                           2.5000%         1991         2022
                                     FIXED RATE                           3.1000%         1994         2014
                                     FIXED RATE                           3.0000%         1990         2022
                                     FIXED RATE                           8.1000%         1994         2005
                                     FIXED RATE                           3.0000%         1988         2021
                                     FIXED RATE                           3.0000%         1990         2021
                                     FIXED RATE                           3.0000%         1990         2021
                                     FIXED RATE                           3.0000%         1990         2021
                                     FIXED RATE                           5.4500%         1990         2016
                                     FIXED RATE                           2.5000%         1991         2022
                                     FIXED RATE                           3.0000%         1990         2022
                                     FIXED RATE                           3.0000%         1990         2022
                                     FIXED RATE                           3.0000%         1990         2021

                                                                    OUTSTANDING BALANCE
                                          ORIGINAL AMOUNT                  AS OF
                                            CONTRACTED               DECEMBER 31, 2002
                                     -------------------------   -------------------------
                                     (IN ORIGINAL     (IN US     (IN ORIGINAL     (IN US
CURRENCY                                CURR)       DOLLAR)(2)      CURR)       DOLLAR)(2)
--------                             ------------   ----------   ------------   ----------
GRAND TOTAL                                         16,064.63                   10,757.27
                                                    =========                   =========
I.  NATIONAL GOVERNMENT DIRECT
    GUARANTEE ON GOCC LOANS                         15,641.70                   10,459.05
                                                    =========                   =========
   A. LOANS                                         12,366.46                    6,816.13
                                                    =========                   =========
      CANADIAN DOLLAR                      23.54        15.11           1.18         0.76
                                      ----------    ---------     ----------    ---------
      SWISS FRANC                          81.84        58.36          17.55        12.51
                                      ----------    ---------     ----------    ---------
                                           34.31        24.47           5.15         3.67
                                            0.23         0.17           0.01         0.01
                                            0.15         0.11           0.09         0.06
                                            6.50         4.64           1.34         0.95
                                           40.65        28.99          10.96         7.82
      DEUTSCHE MARK                       850.93       451.61         400.71       212.66
                                      ----------    ---------     ----------    ---------
                                           30.70        16.29          26.70        14.17
                                          150.00        79.61          26.71        14.17
                                           46.00        24.41          35.65        18.92
                                           60.00        31.84          70.83        37.59
                                           60.00        31.84          59.95        31.82
                                           30.40        16.13          30.40        16.13
                                           15.50         8.23           6.68         3.55
                                            0.60         0.32           0.27         0.14
                                           14.75         7.83          14.75         7.83
                                            4.70         2.49           2.10         1.11
                                            7.00         3.72           2.28         1.21
                                           35.80        19.00          14.98         7.95
                                           50.10        26.59          44.70        23.72
                                            2.80         1.49           0.91         0.48
                                          145.00        76.95           9.20         4.88
                                           12.80         6.79           6.86         3.64
                                            9.30         4.94           6.76         3.59
                                           17.25         9.15           2.61         1.39
                                           26.00        13.80           4.41         2.34
                                           39.60        21.02          16.63         8.83
                                           15.00         7.96           7.94         4.21
                                           18.70         9.92           2.81         1.49
                                           43.93        23.32           6.59         3.50
      EURO                                 17.16        17.81           6.37         6.61
                                      ----------    ---------     ----------    ---------
                                            7.81         8.11           5.67         5.88
                                            9.35         9.71           0.70         0.73
      SPANISH PESETA                    1,262.24         7.87         698.38         4.36
                                      ----------    ---------     ----------    ---------
                                          631.12         3.94         549.63         3.43

                                          631.12         3.94         148.74         0.93
      FRENCH FRANC                        469.61        74.31         319.20        50.51
                                      ----------    ---------     ----------    ---------
                                            9.42         1.49           4.68         0.74
                                            4.86         0.77           4.62         0.73
                                            0.38         0.06           0.37         0.06
                                           80.00        12.66          10.00         1.58
                                            1.68         0.27           1.60         0.25
                                           10.09         1.60           9.25         1.46
                                            4.94         0.78           4.41         0.70
                                            1.45         0.23           1.27         0.20
                                            6.44         1.02           6.28         0.99
                                            9.90         1.57           9.07         1.43
                                            0.76         0.12           0.76         0.12
                                            1.69         0.27           0.42         0.07
                                           45.88         7.26          37.85         5.99
                                            6.26         0.99           5.79         0.92
                                            1.41         0.22           1.34         0.21
                                            1.69         0.27           1.52         0.24
                                          120.00        18.99          84.00        13.29
                                            8.06         1.28           7.66         1.21
                                            1.22         0.19           1.19         0.19
                                            6.12         0.97           5.96         0.94
                                            4.73         0.75           4.14         0.66

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                                                      INTEREST RATE/
                                                                         SPREAD/
                                                                      SERVICE CHARGE      YEAR      YEAR OF
CURRENCY                                   INTEREST RATE BASIS         (PER ANNUM)     CONTRACTED   MATURITY
--------                             -------------------------------  --------------   ----------   --------
                                     FIXED RATE                           3.0000%         1990         2022
                                     FIXED RATE                           3.0000%         1990         2022
                                     FIXED RATE                           3.0000%         1988         2021
                                     FIXED RATE                           8.1000%         1994         2006
                                     FIXED RATE                           3.1000%         1994         2014
                                     FIXED RATE                           6.8700%         1996         2017
                                     FIXED RATE                           1.5000%         1996         2022
                                     FIXED RATE                           1.5000%         1996         2022
                                     FIXED RATE                           1.5000%         1996         2022
                                     FIXED RATE                           1.5000%         1996         2022
                                     FIXED RATE                           1.5000%         1996         2026
                                     FIXED RATE                           5.4500%         1991         2018
                                     FIXED RATE                           3.3000%         1994         2014
                                     FIXED RATE                           3.0000%         1990         2022
                                     FIXED RATE                           3.0000%         1990         2022
      KOREAN WON
                                     FIXED RATE                           3.5000%         1995         2015
                                     FIXED RATE                           3.5000%         1995         2015
      POUND STERLING
                                     FIXED RATE                           5.9500%         1995         2007
      JAPANESE YEN
                                     FIXED RATE                           2.5000%         1992         2022
                                     FIXED RATE                           6.5000%         1991         2003
                                     FIXED RATE                           3.0000%         1994         2024
                                     FIXED RATE                           2.5000%         1989         2006
                                     FIXED RATE                           2.5000%         1991         2021
                                     FIXED RATE                           2.7000%         1988         2004
                                     FIXED RATE                           6.5000%         1991         2011
                                     FIXED RATE                           3.0000%         1994         2024
                                     FIXED RATE                           5.5000%         1992         2010
                                     FIXED RATE                           4.7000%         1993         2009
                                     FIXED RATE                           5.8000%         1992         2004
                                     FIXED RATE                           2.5000%         1995         2025
                                     FIXED RATE                           2.1000%         1995         2025
                                     FIXED RATE                           2.5000%         1995         2025
                                     FIXED RATE                           2.1000%         1995         2025
                                     FIXED RATE                           2.7000%         1995         2025
                                     FIXED RATE                           2.3000%         1995         2025
                                     FIXED RATE                           2.7000%         1995         2025
                                     FIXED RATE                           2.7000%         1996         2026
                                     FIXED RATE                           2.3000%         1996         2026
                                     FIXED RATE                           2.7000%         1996         2026
                                     FIXED RATE                           2.3000%         1996         2026
                                     FIXED RATE                           2.5000%         1996         2026
                                     FIXED RATE                           2.1000%         1996         2026
                                     FIXED RATE                           2.3000%         1997         2027
                                     FIXED RATE                           2.7000%         1997         2027
                                     FIXED RATE                           2.3000%         1997         2027
                                     FIXED RATE                           2.7000%         1997         2027
                                     FIXED RATE                           2.3000%         1997         2027
                                     FIXED RATE                           2.7000%         1997         2027
                                     FIXED RATE                           2.3000%         1997         2027
                                     FIXED RATE                           2.5000%         1997         2027
                                     FIXED RATE                           2.1000%         1997         2027
                                     FIXED RATE                           2.5000%         1997         2027
                                     FIXED RATE                           2.1000%         1997         2027
                                     FIXED RATE                           2.5000%         1997         2027
                                     FIXED RATE                           2.1000%         1997         2027
                                     FIXED RATE                           2.2000%         1998         2028
                                     FIXED RATE                           0.7500%         1998         2038
                                     FIXED RATE                           2.2000%         1998         2028
                                     FIXED RATE                           0.7500%         1998         2038
                                     FIXED RATE                           2.2000%         1998         2028
                                     FIXED RATE                           1.7000%         1998         2028
                                     FIXED RATE                           0.7500%         1998         2038
                                     FIXED RATE                           2.2000%         1999         2028
                                     FIXED RATE                           1.7000%         1999         2028

                                                                    OUTSTANDING BALANCE
                                          ORIGINAL AMOUNT                  AS OF
                                            CONTRACTED               DECEMBER 31, 2002
                                     -------------------------   -------------------------
                                     (IN ORIGINAL     (IN US     (IN ORIGINAL     (IN US
CURRENCY                                CURR)       DOLLAR)(2)      CURR)       DOLLAR)(2)
--------                             ------------   ----------   ------------   ----------
                                            0.36         0.06           0.35         0.05
                                            2.25         0.36           2.02         0.32
                                            4.12         0.65           3.60         0.57
                                            5.00         0.79           1.73         0.27
                                           42.62         6.74          35.66         5.64
                                           24.65         3.90          13.56         2.15
                                            8.42         1.33           8.42         1.33
                                            4.46         0.71           4.46         0.71
                                            7.49         1.18           7.49         1.18
                                           10.46         1.66          10.46         1.66
                                            0.45         0.07           2.99         0.47
                                           30.00         4.75          24.15         3.82
                                            1.14         0.18           0.98         0.15
                                            0.48         0.08           0.45         0.07
                                            0.70         0.11           0.70         0.11
      KOREAN WON                        8,249.00         6.87      13,577.06        11.31
                                      ----------    ---------     ----------    ---------
                                        8,249.00         6.87       7,109.12         5.92
                                        8,645.00         7.20       6,467.94         5.39
      POUND STERLING                        7.74        12.39           3.87         6.20
                                      ----------    ---------     ----------    ---------
                                            7.74        12.39           3.87         6.20
      JAPANESE YEN                    694,868.21     5,794.51     397,441.45     3,314.26
                                      ----------    ---------     ----------    ---------
                                        6,686.00        55.75       6,359.85        53.03
                                       13,214.97       110.20       1,319.30        11.00
                                       15,000.00       125.09      12,699.81       105.90
                                        5,003.68        41.73       3,707.76        30.92
                                       30,084.00       250.87      27,148.97       226.40
                                        1,936.96        16.15       1,291.30        10.77
                                       12,215.94       101.87       7,145.10        59.58
                                       22,500.00       187.63      22,500.00       187.63
                                       20,550.00       171.37       4,046.94        33.75
                                       17,812.50       148.54       6,348.55        52.94
                                       27,885.85       232.54       4,769.59        39.77
                                        5,283.00        44.05         329.13         2.74
                                          848.00         7.07         403.73         3.37
                                        1,104.00         9.21       1,021.72         8.52
                                          248.00         2.07         328.78         2.74
                                       11,394.00        95.01       9,885.69        82.44
                                          921.00         7.68       1,232.32        10.28
                                        2,224.00        18.55       1,366.30        11.39
                                       22,837.00       190.44      11,022.74        91.92
                                        1,875.00        15.64       4,301.65        35.87
                                       10,184.00        84.92      10,240.00        85.39
                                          310.00         2.59         250.04         2.09
                                        5,000.00        41.70       4,900.47        40.87
                                          158.00         1.32         157.99         1.32
                                        8,760.00        73.05         502.89         4.19
                                       14,011.00       116.84       1,337.04        11.15
                                          449.00         3.74          40.28         0.34
                                        7,747.00        64.60       5,734.96        47.82
                                          339.00         2.83         284.70         2.37
                                       14,638.00       122.07       8,201.74        68.39
                                          334.00         2.79         259.24         2.16
                                        5,903.00        49.23         262.31         2.19
                                        1,325.00        11.05         842.32         7.02
                                          386.00         3.22         291.91         2.43
                                          648.00         5.40         505.95         4.22
                                        1,927.00        16.07           0.00         0.00
                                          819.00         6.83         144.39         1.20
                                       13,788.00       114.98       1,347.91        11.24
                                          767.00         6.40         232.24         1.94
                                       19,532.00       162.88       4,179.83        34.86
                                          458.00         3.82         298.80         2.49
                                        3,064.00        25.55         388.53         3.24
                                        2,193.00        18.29         292.16         2.44
                                          815.00         6.80         197.26         1.64
                                        3,064.00        25.55      12,314.44       102.69
                                        2,193.00        18.29       1,872.49        15.61

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                                                      INTEREST RATE/
                                                                         SPREAD/
                                                                      SERVICE CHARGE      YEAR      YEAR OF
CURRENCY                                   INTEREST RATE BASIS         (PER ANNUM)     CONTRACTED   MATURITY
--------                             -------------------------------  --------------   ----------   --------
                                     FIXED RATE                           2.2000%         1999         2040
                                     FIXED RATE                           0.9500%         2001         2041
                                     FIXED RATE                           0.7500%         2001         2041
                                     JAPAN LONG TERM PRIME                1.2500%         1994         2003
                                     JAPAN LONG TERM PRIME                1.2500%         1994         2003
                                     JAPAN LONG TERM PRIME LENDING
                                     RATE                                 1.2500%         1994         2005
                                     JAPAN LONG TERM PRIME LENDING
                                     RATE                                 0.0000%         1994         2014
                                     JAPAN LONG TERM PRIME LENDING
                                     RATE                                 1.2500%         1994         2005
                                     JAPAN LONG TERM PRIME LENDING
                                     RATE                                 0.0000%         1992         2014
                                     JAPAN LONG TERM PRIME LENDING
                                     RATE                                 0.0000%         1992         2015
                                     JAPAN LONG TERM PRIME LENDING
                                     RATE                                 0.0000%         1999         2019
                                     JAPAN LONG TERM PRIME LENDING
                                     RATE                                 0.0000%         2001         2011
                                     JAPAN LONG TERM PRIME LENDING
                                     RATE                                 0.0000%         2000         2007
                                     JAPAN LONG TERM PRIME LENDING
                                     RATE                                -0.2000%         1999         2014
                                     JAPAN SWAP RATE                      1.6000%         1999         2009
                                     LIBOR 6MOS DEPOSIT                   1.6000%         1999         2009
                                     LIBOR 6MOS DEPOSIT                   0.0000%         1999         2003
                                     LIBOR 6MOS DEPOSIT                   0.0000%         1999         2004
                                     ADB FLOATING RATE                    0.0000%         1998         2013
                                     ADB FLOATING RATE                    0.5000%         1996         2015
                                     LIBOR BASE RATE                      0.0000%         2000         2014
                                     LIBOR BASE RATE                      0.0000%         2002         2021
                                     CQB                                  0.1000%         2001         2011
                                     LIBOR BASE RATE                      0.5000%         1996         2016
                                     US LIBOR                             0.0000%         2001         2020
      SPECIAL DRAWING RIGHT
                                     INTEREST FREE                        0.7500%         1992         2032
                                     LIBOR 6MOS. DEPOSIT                  0.8000%         1995         2034
                                     LIBOR 6MOS. DEPOSIT                  0.8000%         1995         2014
      UNITED STATES DOLLAR
                                     ADB FLOATING RATE                    0.0000%         1993         2018
                                     ADB FLOATING RATE                    0.0000%         1989         2004
                                     ADB FLOATING RATE                    0.0000%         1991         2009
                                     ADB FLOATING RATE                    0.0000%         1992         2007
                                     ADB FLOATING RATE                    0.0000%         1989         2012
                                     ADB FLOATING RATE                    0.0000%         1988         2012
                                     ADB FLOATING RATE                    0.0000%         1991         2006
                                     ADB FLOATING RATE                    0.0000%         1986         2006
                                     ADB FLOATING RATE                    0.0000%         1995         2020
                                     ADB FLOATING RATE                    0.0000%         1993         2012
                                     ADB FLOATING RATE                    0.0000%         1991         2015
                                     ADB FLOATING RATE                    0.0000%         1988         2008
                                     ADB FLOATING RATE                    0.0000%         1989         2009
                                     ADB FLOATING RATE                    0.0000%         1995         2019
                                     ADB FLOATING RATE                    0.0000%         1992         2012
                                     ADB FLOATING RATE                    0.0000%         1992         2016
                                     ADB FLOATING RATE                    0.0000%         1993         2013
                                     ADB FLOATING RATE                    0.0000%         1998         2021
                                     ADB FLOATING RATE                    0.0000%         1996         2011
                                     ADB FLOATING RATE                    0.0000%         1998         2017
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                          10.5000%         1984         2007
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                           3.0000%         1995         2006
                                     FIXED RATE                           8.1000%         1980         2005

                                                                    OUTSTANDING BALANCE
                                          ORIGINAL AMOUNT                  AS OF
                                            CONTRACTED               DECEMBER 31, 2002
                                     -------------------------   -------------------------
                                     (IN ORIGINAL     (IN US     (IN ORIGINAL     (IN US
CURRENCY                                CURR)       DOLLAR)(2)      CURR)       DOLLAR)(2)
--------                             ------------   ----------   ------------   ----------
                                       16,450.00       137.18         539.81         4.50
                                       39,455.00       329.02           0.00         0.00
                                        2,476.00        20.65           0.00         0.00
                                       26,840.00       223.82      15,698.91       130.91
                                       31,500.00       262.68      24,779.68       206.64

                                        2,163.65        18.04         509.80         4.25

                                       12,400.00       103.40       4,733.90        39.48

                                          297.84         2.48          59.57         0.50

                                        6,100.00        50.87       4,389.38        36.60

                                       18,600.00       155.11      13,126.45       109.46

                                       60,000.00       500.34      55,714.29       464.60

                                       12,500.00       104.24      12,500.00       104.24

                                        5,370.68        44.79       3,836.20        31.99

                                       26,000.00       216.81      19,050.50       158.86
                                       20,800.00       173.45      20,800.00       173.45
                                       27,200.00       226.82      27,200.00       226.82
                                        8,469.00        70.62       2,117.27        17.66
                                       13,537.00       112.89       4,512.18        37.63
                                        3,057.00        25.49         620.18         5.17
                                        2,166.70        18.07         274.44         2.29
                                        3,676.05        30.65           9.80         0.08
                                        2,166.00        18.06          36.76         0.31
                                        3,717.00        31.00          37.18         0.31
                                        9,090.39        75.80       2,186.04        18.23
                                        2,400.00        20.01       2,400.00        20.01
      SPECIAL DRAWING RIGHT                13.50        18.23          11.37        15.35
                                      ----------    ---------     ----------    ---------
                                            3.00         4.05           2.33         3.14
                                            3.50         4.73           3.48         4.70
                                            7.00         9.45           5.56         7.51
      UNITED STATES DOLLAR              5,719.09     5,919.09       3,181.59     3,181.59
                                      ----------    ---------     ----------    ---------
                                           43.20        43.20          18.71        18.71
                                          130.00       130.00          85.61        85.61
                                           25.00        25.00          10.50        10.50
                                            2.60         2.60           0.96         0.96
                                           26.40        26.40          19.17        19.17
                                           43.50        43.50          31.27        31.27
                                          100.00       100.00          15.21        15.21
                                           92.00        92.00          37.63        37.63
                                           92.00        92.00          83.15        83.15
                                          138.00       138.00          98.15        98.15
                                          200.00       200.00         164.66       164.66
                                          120.00       120.00          61.25        61.25
                                          160.00       160.00         100.03       100.03
                                          244.00       244.00         151.92       151.92
                                           75.00        75.00          60.80        60.80
                                           31.40        31.40           7.99         7.99
                                          164.00       164.00          96.65        96.65
                                           50.00        50.00           7.67         7.67
                                            5.35         5.35           4.12         4.12
                                           20.22        20.22          31.61        31.61
                                            0.17         0.17           0.14         0.14
                                            0.03         0.03           0.02         0.02
                                           39.30        39.30          12.07        12.07
                                            0.08         0.08           0.06         0.06
                                            0.05         0.05           0.04         0.04
                                            0.50         0.50           0.37         0.37
                                           42.80        42.80           6.30         6.30

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                                                      INTEREST RATE/
                                                                         SPREAD/
                                                                      SERVICE CHARGE      YEAR      YEAR OF
CURRENCY                                   INTEREST RATE BASIS         (PER ANNUM)     CONTRACTED   MATURITY
--------                             -------------------------------  --------------   ----------   --------
                                     FIXED RATE                           7.6000%         1979         2004
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                           7.7000%         1978         2003
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                           2.0000%         1993         2013
                                     FIXED RATE                           3.5750%         1995         2012
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                           8.3000%         1989         2003
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                          10.1000%         1981         2006
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                          10.2500%         1984         2004
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                           3.0000%         1995         2006
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                           1.2500%         1993         2025
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                          10.5000%         1984         2007
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                           1.5000%         1990         2010
                                     FIXED RATE                           6.6000%         1995         2008
                                     FIXED RATE                           7.6500%         1996         2009
                                     FIXED RATE                           3.0000%         1994         2007
                                     FIXED RATE                           4.0000%         1995         2018
                                     FIXED RATE                           6.5000%         1997         2010
                                     IBRD COST OF QUALIFIED
                                     BORROWINGS                           0.5000%         1989         2009
                                     IBRD COST OF QUALIFIED
                                     BORROWINGS                           0.5000%         1994         2014
                                     IBRD COST OF QUALIFIED
                                     BORROWINGS                           0.5000%         1993         2012
                                     IBRD COST OF QUALIFIED
                                     BORROWINGS                           0.5000%         1994         2014
                                     IBRD COST OF QUALIFIED
                                     BORROWINGS                           0.5000%         1993         2013
                                     IBRD COST OF QUALIFIED
                                     BORROWINGS                           0.5000%         1989         2009
                                     IBRD COST OF QUALIFIED
                                     BORROWINGS                           0.5000%         1994         2014
                                     IBRD COST OF QUALIFIED
                                     BORROWINGS                           0.5000%         1994         2014
                                     IBRD COST OF QUALIFIED
                                     BORROWINGS                           0.5000%         1995         2002
                                     IBRD COST OF QUALIFIED
                                     BORROWINGS                           0.5000%         1994         2013
                                     IBRD COST OF QUALIFIED
                                     BORROWINGS                           0.5000%         1991         2011
                                     IBRD COST OF QUALIFIED
                                     BORROWINGS                           0.5000%         1994         2014
                                     IBRD COST OF QUALIFIED
                                     BORROWINGS                           0.5000%         1995         2011
                                     IBRD COST OF QUALIFIED
                                     BORROWINGS                           0.5000%         1992         2012


                                                                    OUTSTANDING BALANCE
                                          ORIGINAL AMOUNT                  AS OF
                                            CONTRACTED               DECEMBER 31, 2002
                                     -------------------------   -------------------------
                                     (IN ORIGINAL     (IN US     (IN ORIGINAL     (IN US
CURRENCY                                CURR)       DOLLAR)(2)      CURR)       DOLLAR)(2)
--------                             ------------   ----------   ------------   ----------
                                           60.70        60.70           9.72         9.72
                                            0.41         0.41           0.33         0.33
                                           49.00        49.00           4.41         4.41
                                            0.04         0.04           0.03         0.03
                                           15.67        15.67          12.54        12.54
                                            9.34         9.34           7.47         7.47
                                           11.56        11.56           9.25         9.25
                                            0.09         0.09           0.07         0.07
                                           19.30        19.30          19.30        19.30
                                           37.90        37.90          36.01        36.01
                                            0.03         0.03           0.02         0.02
                                            2.24         2.24           0.22         0.22
                                            0.10         0.10           0.08         0.08
                                            0.20         0.20           0.16         0.16
                                            3.38         3.38           2.71         2.71
                                            0.17         0.17           0.14         0.14
                                           87.50        87.50          19.40        19.40
                                           11.21        11.21           8.97         8.97
                                            0.15         0.15           0.12         0.12
                                           33.00        33.00           5.41         5.41
                                            0.04         0.04           0.03         0.03
                                            9.50         9.50           2.91         2.91
                                            0.18         0.18           0.14         0.14
                                            0.91         0.91           0.73         0.73
                                            0.12         0.12           0.10         0.10
                                            0.63         0.63           0.51         0.51
                                           24.50        24.50          24.50        24.50
                                            0.51         0.51           0.41         0.41
                                           43.80        43.80           2.75         2.75
                                            0.99         0.99           0.79         0.79
                                            0.38         0.38           0.30         0.30
                                            4.99         4.99           3.99         3.99
                                            0.23         0.23           0.19         0.19
                                            1.35         1.35           0.89         0.89
                                           11.70        11.70           9.36         9.36
                                           25.00        25.00           0.61         0.61
                                           25.00        25.00           1.85         1.85
                                            5.00         5.00           0.52         0.52
                                           15.00        15.00          13.44        13.44
                                           11.10        11.10           3.09         3.09

                                           65.50        65.50          35.82        35.82

                                          113.00       113.00          84.32        84.32

                                          134.00       134.00          28.90        28.90

                                          114.00       114.00          46.66        46.66

                                          110.00       110.00          41.89        41.89

                                           65.00        65.00          39.42        39.42

                                          127.35       127.35         108.10       108.10

                                           19.65        19.65          10.63        10.63

                                           50.00        50.00          45.95        45.95

                                           64.00        64.00          43.99        43.99

                                          175.00       175.00         122.36       122.36

                                           40.00        40.00          33.05        33.05

                                           50.00        50.00          40.06        40.06

                                           91.30        91.30          39.63        39.63


                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                                                      INTEREST RATE/
                                                                         SPREAD/
                                                                      SERVICE CHARGE      YEAR      YEAR OF
CURRENCY                                   INTEREST RATE BASIS         (PER ANNUM)     CONTRACTED   MATURITY
--------                             -------------------------------  --------------   ----------   --------
                                     IBRD COST OF QUALIFIED
                                     BORROWINGS                           0.5000%         1988         2008
                                     IBRD COST OF QUALIFIED
                                     BORROWINGS                           0.5000%         1988         2008
                                     IBRD COST OF QUALIFIED
                                     BORROWINGS                           0.5000%         1991         2011
                                     IBRD COST OF QUALIFIED
                                     BORROWINGS                           0.5000%         1990         2010
                                     IBRD COST OF QUALIFIED
                                     BORROWINGS                           0.5000%         1990         2010
                                     IBRD COST OF QUALIFIED
                                     BORROWINGS                           0.5000%         1985         2005
                                     IBRD COST OF QUALIFIED
                                     BORROWINGS                           0.5000%         1991         2011
                                     IBRD COST OF QUALIFIED
                                     BORROWINGS                           0.5000%         1989         2009
                                     INTEREST FREE                        0.0000%         2000         2013
                                     LIBOR 6 MOS DEPOSITS                 0.6250%         1992         2003
                                     LIBOR 6 MOS DEPOSITS                 0.6250%         1992         2003
                                     LIBOR 6 MOS DEPOSITS                 0.6250%         1991         2003
                                     LIBOR 6 MOS DEPOSITS                 0.6250%         1992         2003
                                     LIBOR 6 MOS DEPOSITS                 0.6250%         1992         2003
                                     LIBOR 6MOS. DEPOSIT                  0.0000%         1992         2004
                                     LIBOR 6MOS. DEPOSIT                  0.0000%         1992         2004
                                     LIBOR 6MOS. DEPOSIT                  0.0000%         1992         2004
                                     LIBOR BASE RATE                      0.5000%         1996         2016
                                     LIBOR BASE RATE                      0.5000%         1996         2016
                                     LIBOR BASE RATE                      0.5000%         1996         2016
                                     LIBOR BASE RATE                      0.5000%         1995         2015
                                     US CONCESSIONARY INTEREST
                                     RELENDING RATE                       0.0000%         1993         2004
                                     LIBOR BASE RATE                      0.5000%         1996         2017
                                     LIBOR BASE RATE                      0.5000%         1997         2017
                                     LIBOR BASE RATE                      0.5000%         1998         2018
                                     LIBOR BASE RATE                      0.5000%         1998         2019
                                     LIBOR 6MOS. DEPOSIT                  0.0000%         1998         2014
                                     LIBOR 6MOS. DEPOSIT                  0.0000%         1998         2008
                                     US FLOATING RATE                     0.9000%         1999         2014
                                     US FLOATING RATE                     0.3000%         2000         2003
   B. BONDS
      UNITED STATES DOLLAR
                                     FIXED RATE                           9.7500%         1994         2009
                                     FIXED RATE                           7.8750%         1996         2006
                                     FIXED RATE                           8.4000%         1996         2016
                                     FIXED RATE                           9.6250%         1998         2028
                                     FIXED RATE                           9.8750%         2000         2010
                                     FIXED RATE                           9.5750%         2000         2012
                                     FIXED RATE                           8.4750%         2000         2009
                                     FIXED RATE                           0.0000%         2002         2010
      JAPANESE YEN
                                     FIXED RATE                           4.6500%         1995         2015
                                     FIXED RATE                           3.1500%         1997         2003
                                     FIXED RATE                           2.3500%         2000         2010
                                     FIXED RATE                           3.2000%         2002         2020
                                     FIXED RATE                           3.5000%         2002         2022
      EURO
                                     FIXED RATE                           9.5750%         2001         2006
   II. GFI GUARANTEE ASSUMED BY NATIONAL GOVERNMENT
      BELGIAN FRANC
                                     BIBOR 6 MOS.                         0.6000%         1992         2007
                                     BIBOR 6 MOS.                         0.6000%         1992         2007
                                     BIBOR 6 MOS.                         0.6000%         1992         2007
      CANADIAN DOLLAR                                                                                  Upon
                                     INTEREST FREE                        0.0000%         1986       Demand
      DEUTSCHE MARK

                                                                    OUTSTANDING BALANCE
                                          ORIGINAL AMOUNT                  AS OF
                                            CONTRACTED               DECEMBER 31, 2002
                                     -------------------------   -------------------------
                                     (IN ORIGINAL     (IN US     (IN ORIGINAL     (IN US
CURRENCY                                CURR)       DOLLAR)(2)      CURR)       DOLLAR)(2)
--------                             ------------   ----------   ------------   ----------

                                           41.00        41.00          22.06        22.06

                                           59.00        59.00          27.82        27.82

                                          150.00       150.00         109.22       109.22

                                          150.00       150.00          88.85        88.85

                                          200.00       200.00         127.74       127.74

                                          100.00       100.00          19.96        19.96

                                           15.00        15.00           1.05         1.05

                                           40.00        40.00          22.71        22.71
                                            7.50         7.50           3.89         3.89
                                           19.52        19.52           1.95         1.95
                                            4.87         4.87           0.22         0.22
                                           19.52        19.52           0.98         0.98
                                            6.21         6.21           0.62         0.62
                                            4.52         4.52           0.23         0.23
                                           25.50        25.50           5.10         5.10
                                           17.44        17.44           2.46         2.46
                                           18.77        18.77           2.48         2.48
                                          100.00       100.00          31.86        31.86
                                           57.00        57.00           6.10         6.10
                                          150.00       150.00          94.03        94.03
                                           50.00        50.00          43.34        43.34

                                            2.13         2.13           0.02         0.02
                                           60.00        60.00          21.07        21.07
                                           54.50        54.50           7.63         7.63
                                          150.00       150.00          65.03        65.03
                                           23.30        23.30           5.57         5.57
                                          160.00       160.00          65.56        65.56
                                           25.00        25.00          18.75        18.75
                                          200.00       200.00         180.00       180.00
                                          200.00       200.00         175.00       175.00
   B. BONDS                                          3,275.24                    3,642.92
                                                    =========                   =========
      UNITED STATES DOLLAR              2,310.00     2,310.00       2,158.68     2,158.68
                                      ----------    ---------     ----------    ---------
                                          100.00       100.00         100.00       100.00
                                          200.00       200.00         200.00       200.00
                                          160.00       160.00         160.00       160.00
                                          300.00       300.00         300.00       300.00
                                          500.00       500.00         500.00       500.00
                                          250.00       250.00         250.00       250.00
                                          500.00       500.00         500.00       500.00
                                          300.00       300.00         148.68       148.68
      JAPANESE YEN                    115,750.00       965.24     115,750.00       965.24
                                      ----------    ---------     ----------    ---------
                                       12,000.00       100.07      12,000.00       100.07
                                       20,000.00       166.78      20,000.00       166.78
                                       22,000.00       183.46      22,000.00       183.46
                                       24,750.00       206.39      24,750.00       206.39
                                       37,000.00       308.54      37,000.00       308.54
      EURO                                500.00       519.00         500.00       519.00
                                      ----------    ---------     ----------    ---------
                                          500.00       519.00         500.00       519.00
   II. GFI GUARANTEE ASSUMED BY NAT                    422.92                      298.22
                                                    =========                   =========
      BELGIAN FRANC                     1,005.34        25.87         646.29        16.63
                                      ----------    ---------     ----------    ---------
                                          158.97         4.09         102.19         2.63
                                          722.14        18.58         464.24        11.95
                                          124.23         3.20          79.86         2.05
      CANADIAN DOLLAR
                                            0.27         0.17           0.27         0.17
                                      ----------    ---------     ----------    ---------
      DEUTSCHE MARK                         3.84         2.04           1.93         1.02
                                      ----------    ---------     ----------    ---------

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                                                      INTEREST RATE/
                                                                         SPREAD/
                                                                      SERVICE CHARGE      YEAR      YEAR OF
CURRENCY                                   INTEREST RATE BASIS         (PER ANNUM)     CONTRACTED   MATURITY
--------                             -------------------------------  --------------   ----------   --------
                                     DM LIBOR                             0.8125%         1986         2003
                                     DM LIBOR                             0.8125%         1986         2003
                                     DM LIBOR                             0.8125%         1986         2003
                                     FIXED RATE                           8.6000%         1992         2007
      SPANISH PESETA
                                     FIXED RATE                          11.0000%         1991         2007
      FRENCH FRANC
                                                                                                       Upon
                                     INTEREST FREE                        0.0000%         1986       Demand
                                     TAUX DU MARCHE OBLIGATAIRE           0.4000%         1991         2007
                                     TAUX DU MARCHE OBLIGATAIRE           0.4000%         1991         2007
                                     TAUX DU MARCHE OBLIGATAIRE           0.4000%         1989         2007
                                     TAUX DU MARCHE OBLIGATAIRE           0.4000%         1989         2007
      POUND STERLING
                                                                                                       Upon
                                                                          0.0000%         1986       Demand
                                     GBP LIBOR                            0.5000%         1991         2007
      JAPANESE YEN
                                     LONG TERM PRIME RATE                 0.1000%         1992         2007
                                     LONG TERM PRIME RATE                 0.1000%         1992         2007
                                     LONG TERM PRIME RATE                 0.1000%         1992         2007
                                                                                                       Upon
                                     INTEREST FREE                        0.0000%         1986       Demand
                                     LONG TERM PRIME RATE                 0.1000%         1992         2007
                                     LONG TERM PRIME RATE                 0.1000%         1992         2007
                                     LONG TERM PRIME RATE                 0.1000%         1992         2007
                                     LONG TERM PRIME RATE                 0.1000%         1992         2007
                                     LONG TERM PRIME RATE                 0.1000%         1992         2007
                                     LONG TERM PRIME RATE                 0.1000%         1992         2007
                                     LONG TERM PRIME RATE                 0.1000%         1992         2000
      SAUDI RIAL
                                                                                                       Upon
                                     INTEREST FREE                        0.0000%         1986       Demand
                                                                                                       Upon
                                     INTEREST FREE                        0.0000%         1986       Demand
                                                                                                       Upon
                                     INTEREST FREE                        0.0000%         1986       Demand
      UNITED STATES DOLLAR
                                                                                                       Upon
                                     INTEREST FREE                        0.0000%         1986       Demand
                                                                                                       Upon
                                     INTEREST FREE                        0.0000%         1986       Demand
                                                                                                       Upon
                                     INTEREST FREE                        0.0000%         1986       Demand
                                                                                                       Upon
                                     INTEREST FREE                        0.0000%         1986       Demand
                                                                                                       Upon
                                     INTEREST FREE                        0.0000%         1986       Demand
                                                                                                       Upon
                                     INTEREST FREE                        0.0000%         1986       Demand
                                                                                                       Upon
                                     INTEREST FREE                        0.0000%         1986       Demand
                                                                                                       Upon
                                     INTEREST FREE                        0.0000%         1986       Demand
                                                                                                       Upon
                                     INTEREST FREE                        0.0000%         1986       Demand
                                                                                                       Upon
                                     INTEREST FREE                        0.0000%         1986       Demand
                                                                                                       Upon
                                     INTEREST FREE                        0.0000%         1988       Demand
                                     FIXED RATE                           3.4750%         1992         2007
                                     FIXED RATE                           3.4750%         1992         2007
                                     FIXED RATE                           3.4750%         1992         2007
                                     LIBOR 6 MOS                          0.8125%         1986         2003
                                     LIBOR 6 MOS                          0.8125%         1986         2003

                                                                    OUTSTANDING BALANCE
                                          ORIGINAL AMOUNT                  AS OF
                                            CONTRACTED               DECEMBER 31, 2002
                                     -------------------------   -------------------------
                                     (IN ORIGINAL     (IN US     (IN ORIGINAL     (IN US
CURRENCY                                CURR)       DOLLAR)(2)      CURR)       DOLLAR)(2)
--------                             ------------   ----------   ------------   ----------
                                            0.33         0.18           0.03         0.02
                                            0.33         0.18           0.03         0.02
                                            0.33         0.18           0.03         0.02
                                            2.84         1.51           1.83         0.97
      SPANISH PESETA                    6,989.98        43.61       4,493.56        28.03
                                      ----------    ---------     ----------    ---------
                                        6,989.98        43.61       4,493.56        28.03
      FRENCH FRANC                         21.86         3.46          15.17         2.40
                                      ----------    ---------     ----------    ---------

                                            3.13         0.50           3.13         0.50
                                            4.36         0.69           2.80         0.44
                                            0.11         0.02           0.07         0.01
                                           13.01         2.06           8.36         1.32
                                            1.24         0.20           0.80         0.13
      POUND STERLING                        1.03         1.65           0.66         1.06
                                      ----------    ---------     ----------    ---------

                                            0.00         0.00           0.00         0.00
                                            1.03         1.65           0.66         1.06
      JAPANESE YEN                     26,248.48       218.89      16,875.01       140.72
                                      ----------    ---------     ----------    ---------
                                        4,968.73        41.43       3,194.18        26.64
                                       16,886.81       140.82      10,855.81        90.53
                                          216.83         1.81         139.39         1.16

                                            2.74         0.02           2.74         0.02
                                          412.07         3.44         264.90         2.21
                                          701.63         5.85         451.05         3.76
                                        1,194.42         9.96         767.84         6.40
                                          158.65         1.32         101.99         0.85
                                          747.41         6.23         480.48         4.01
                                          801.78         6.69         515.43         4.30
                                          157.43         1.31         101.20         0.84
      SAUDI RIAL                           27.34         7.29          27.34         7.29
                                      ----------    ---------     ----------    ---------

                                            5.92         1.58           5.92         1.58

                                           18.46         4.92          18.46         4.92

                                            2.96         0.79           2.96         0.79
      UNITED STATES DOLLAR                119.95       119.95         100.89       100.89
                                      ----------    ---------     ----------    ---------

                                            0.97         0.97           0.97         0.97

                                            8.33         8.33           8.33         8.33

                                           33.09        33.09          33.09        33.09

                                           18.60        18.60          18.60        18.60

                                            0.72         0.72           0.72         0.72

                                            0.51         0.51           0.51         0.51

                                            2.18         2.18           2.18         2.18

                                            5.22         5.22           5.22         5.22

                                            0.51         0.51           0.51         0.51

                                            4.40         4.40           4.40         4.40

                                           11.55        11.55           7.51         7.51
                                           11.25        11.25           7.23         7.23
                                            5.28         5.28           3.39         3.39
                                            0.80         0.80           0.51         0.51
                                            0.09         0.09           0.01         0.01
                                            0.05         0.05           0.00         0.00

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                                                      INTEREST RATE/
                                                                         SPREAD/
                                                                      SERVICE CHARGE      YEAR      YEAR OF
CURRENCY                                   INTEREST RATE BASIS         (PER ANNUM)     CONTRACTED   MATURITY
--------                             -------------------------------  --------------   ----------   --------
                                     LIBOR 6 MOS                          0.8125%         1991         2007
                                     LIBOR 6 MOS                          0.8125%         1986         2003
                                     LIBOR 6 MOS                          0.8125%         1992         2007
                                     LIBOR 6 MOS                          0.8125%         1991         2007
                                     LIBOR 6 MOS                          0.8125%         1986         2003
                                     LIBOR 6 MOS                          0.8125%         1991         2007
                                     NEW SHORT TERM EXIMBANK
                                     BORROWING                            0.5000%         1992         2007
                                     NEW SHORT TERM EXIMBANK
                                     BORROWING                            0.5000%         1992         2007
                                     NEW SHORT TERM EXIMBANK
                                     BORROWING                            0.5000%         1991         2007

                                                                    OUTSTANDING BALANCE
                                          ORIGINAL AMOUNT                  AS OF
                                            CONTRACTED               DECEMBER 31, 2002
                                     -------------------------   -------------------------
                                     (IN ORIGINAL     (IN US     (IN ORIGINAL     (IN US
CURRENCY                                CURR)       DOLLAR)(2)      CURR)       DOLLAR)(2)
--------                             ------------   ----------   ------------   ----------
                                            0.32         0.32           0.20         0.20
                                            0.59         0.59           0.06         0.06
                                            0.11         0.11           0.07         0.07
                                            1.22         1.22           0.79         0.79
                                            4.66         4.66           0.47         0.47
                                            0.19         0.19           0.12         0.12
                                            5.61         5.61           3.60         3.60
                                            0.10         0.10           0.06         0.06
                                            3.63         3.63           2.33         2.33

---------------

(1) Includes government guarantee on GOCC (loans and bonds) GFI guarantee assumed by the government per Proc. 50.

(2) Amounts in original currencies were converted to US Dollars using reference rate on December 27, 2002.

              EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)
                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                                                                                              ORIGINAL AMOUNT
                                                              INTEREST RATE/                                    CONTRACTED
                                                                 SPREAD/                                 -------------------------
                                                              SERVICE CHARGE      YEAR       YEAR OF      (IN ORIG.       (IN US
CURRENCY                              INTEREST RATE BASIS      (PER ANNUM)     CONTRACTED    MATURITY       CURR)       DOLLAR)(2)
--------                            ------------------------  --------------   ----------   ----------   ------------   ----------
GRAND TOTAL                                                                                                              40,764.03
                                                                                                                        ----------
I.  DIRECT DEBT OF THE REPUBLIC                                                                                          26,430.22
                                                                                                                        ----------
   A. AVAILED OF BY GOVERNMENT
       AGENCIES                                                                                                          22,866.43
                                                                                                                        ----------
      AUSTRIAN SCHILLING                                                                                       102.27         7.71
                                                                                                         ------------   ----------
                                    FIXED RATE                      4.0000%    31/03/1997   30/06/2014          14.53         1.10
                                    FIXED RATE                      4.5000%    02/03/2002   30/12/2019          15.06         1.14
                                    FIXED RATE                      4.5000%    23/07/1999   31/12/2022          72.67         5.48
      BELGIAN FRANC                                                                                            200.00         5.15
                                                                                                         ------------   ----------
                                    INTEREST FREE                   0.0000%    06/04/1977   31/12/2006          50.00         1.29
                                    INTEREST FREE                   0.0000%    11/06/1976   31/12/2005          50.00         1.29
                                    FIXED RATE                      2.0000%    15/12/1975   31/12/2004          50.00         1.29
                                    FIXED RATE                      2.0000%    21/08/1974   31/12/2003          50.00         1.29
      CANADIAN DOLLAR                                                                                            3.89         2.50
                                                                                                         ------------   ----------
                                    INTEREST FREE                   0.0000%    12/11/1974   03/09/2024           3.89         2.50
      SWISS FRANC                                                                                              103.98        74.15
                                                                                                         ------------   ----------
                                    FIXED RATE                      0.0125%    01/01/1998   30/04/2005           6.64         4.73
                                    FIXED RATE                      0.0125%    01/05/1990   31/12/2003           1.71         1.22
                                    FIXED RATE                      4.6300%    01/01/1998   30/04/2014          37.60        26.81
                                    CHF LIBOR                       0.0125%    14/09/1998   15/11/2005           1.62         1.15
                                    CHF LIBOR                       0.0000%    25/09/2001   20/09/2014          22.77        16.24
                                    CHF LIBOR                       0.0000%    25/09/2001   20/09/2008          22.77        16.24
                                    LIBOR 6 MONTHS DEPOSIT          0.0138%    10/03/1989   31/12/2008          10.87         7.75
      DEUTSCHE MARK                                                                                             67.33        35.73
                                                                                                         ------------   ----------
                                    FIXED RATE                      2.0000%    03/08/1984   31/12/2014          13.50         7.16
                                    FIXED RATE                      2.0000%    03/08/1984   31/12/2014          16.50         8.76
                                    FIXED RATE                      2.0000%    12/10/1990   31/12/2020           6.60         3.50
                                    FIXED RATE                      2.0000%    12/05/1982   31/12/2012           2.73         1.45
                                    FIXED RATE                      2.0000%    10/04/1981   30/06/2011           3.00         1.59
                                    FIXED RATE                      2.0000%    20/06/1974   30/06/2004          10.00         5.31
                                    FIXED RATE                      2.0000%    23/06/1978   30/06/2008          15.00         7.96
      DANISH KRONE                                                                                              80.00        11.18
                                                                                                         ------------   ----------
                                    INTEREST FREE                   0.0000%    26/06/1981   01/04/2006          65.00         9.08
                                    INTEREST FREE                   0.0000%    20/02/1985   01/10/2009          15.00         2.10
      EURO                                                                                                     154.37       160.23
                                                                                                         ------------   ----------
                                    INTEREST FREE                   0.0000%    29/03/2000   21/03/2016           8.48         8.80
                                    INTEREST FREE                   0.0000%    22/09/2000   15/10/2017           1.84         1.91
                                    FIXED RATE                      0.4700%    22/01/1998   30/09/2030           0.74         0.77
                                    FIXED RATE                      0.4700%    22/01/1998   30/09/2030           3.20         3.32
                                    FIXED RATE                      0.7500%    14/02/2002   30/06/2042           7.39         7.67
                                    FIXED RATE                      0.7500%    14/02/2002   30/06/2042          10.69        11.09
                                    FIXED RATE                      1.5000%    17/02/1995   29/11/2014           8.12         8.42
                                    FIXED RATE                      3.4500%    28/02/2002   31/03/2012          18.17        18.86
                                    FIXED RATE                      3.6500%    28/02/2002   31/03/2025          36.34        37.72
                                    FIXED RATE                      4.0000%    16/11/2000   30/06/2023          31.25        32.44
                                    FIXED RATE                      4.4000%    11/12/2001   31/12/2024          23.99        24.90
                                    FIXED RATE                      4.9400%    17/08/1999   30/04/2010           3.40         3.53
                                    FIXED RATE                      4.9400%    17/08/1999   30/04/2010           0.77         0.80
      FRENCH FRANC                                                                                           1,581.90       250.32
                                                                                                         ------------   ----------
                                    FIXED RATE                      1.4000%    31/12/1994   31/12/2016         102.36        16.20
                                    FIXED RATE                      1.4000%    31/12/1994   31/12/2016          17.65         2.79
                                    FIXED RATE                      1.5000%    18/12/1995   31/12/2018          24.00         3.80
                                    FIXED RATE                      1.5000%    18/12/1995   31/12/2023          12.60         1.99
                                    FIXED RATE                      1.5000%    18/12/1995   31/12/2022           3.20         0.51
                                    FIXED RATE                      1.5000%    18/12/1995   31/12/2022           4.80         0.76
                                    FIXED RATE                      1.5000%    15/01/1997   30/09/2023          36.06         5.71
                                    FIXED RATE                      1.5000%    15/01/1997   30/09/2023          98.98        15.66
                                    FIXED RATE                      2.0000%    20/05/1992   31/12/2024           4.86         0.77
                                    FIXED RATE                      2.0000%    20/05/1992   01/09/2003           3.24         0.51
                                    FIXED RATE                      2.0000%    20/05/1992   31/12/2023          18.90         2.99
                                    FIXED RATE                      2.0000%    17/01/1992   31/12/2024          69.00        10.92
                                    FIXED RATE                      2.0000%    07/12/1990   31/12/2023          14.22         2.25
                                    FIXED RATE                      2.0000%    20/05/1992   31/12/2022           4.98         0.79
                                    FIXED RATE                      2.5000%    09/02/1990   31/12/2022          27.25         4.31
                                    FIXED RATE                      2.5000%    09/02/1990   31/12/2022          29.07         4.60

                                       OUTSTANDING BALANCE
                                              AS OF
                                        DECEMBER 31, 2002
                                    -------------------------
                                     (IN ORIG.       (IN US
CURRENCY                               CURR)       DOLLAR)(2)
--------                            ------------   ----------
GRAND TOTAL                                        25,339.61
                                                   ---------
I.  DIRECT DEBT OF THE REPUBLIC                    13,297.15
                                                   ---------
   A. AVAILED OF BY GOVERNMENT
       AGENCIES                                    11,560.63
                                                   ---------
      AUSTRIAN SCHILLING               1,287.43        97.12
                                     ----------    ---------
                                         183.21        13.82
                                         207.26        15.63
                                         896.96        67.66
      BELGIAN FRANC                       25.00         0.64
                                     ----------    ---------
                                          10.00         0.26
                                           7.50         0.19
                                           5.00         0.13
                                           2.50         0.06
      CANADIAN DOLLAR                      2.14         1.37
                                     ----------    ---------
                                           2.14         1.37
      SWISS FRANC                         46.27        32.99
                                     ----------    ---------
                                           3.32         2.37
                                           0.14         0.10
                                          19.92        14.20
                                           0.92         0.66
                                          18.34        13.08
                                           3.64         2.59
                                           0.00         0.00
      DEUTSCHE MARK                       30.99        16.44
                                     ----------    ---------
                                           7.91         4.20
                                           9.67         5.13
                                           5.94         3.15
                                           1.34         0.71
                                           1.28         0.68
                                           0.73         0.39
                                           4.13         2.19
      DANISH KRONE                        18.67         2.61
                                     ----------    ---------
                                          12.80         1.79
                                           5.87         0.82
      EURO                                63.06        65.46
                                     ----------    ---------
                                           8.48         8.80
                                           1.84         1.91
                                           0.74         0.77
                                           3.24         3.36
                                           0.00         0.00
                                           0.00         0.00
                                           8.08         8.39
                                           3.09         3.21
                                           7.66         7.95
                                          14.15        14.68
                                          12.11        12.57
                                           3.06         3.18
                                           0.61         0.64
      FRENCH FRANC                       824.29       130.44
                                     ----------    ---------
                                          96.73        15.31
                                          17.64         2.79
                                           8.56         1.35
                                          12.60         1.99
                                           1.95         0.31
                                           4.88         0.77
                                          36.06         5.71
                                          47.07         7.45
                                           4.78         0.76
                                           0.16         0.03
                                          18.90         2.99
                                          68.35        10.82
                                          14.22         2.25
                                           4.98         0.79
                                          26.91         4.26
                                          28.51         4.51

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                                                                                              ORIGINAL AMOUNT
                                                              INTEREST RATE/                                    CONTRACTED
                                                                 SPREAD/                                 -------------------------
                                                              SERVICE CHARGE      YEAR       YEAR OF      (IN ORIG.       (IN US
CURRENCY                              INTEREST RATE BASIS      (PER ANNUM)     CONTRACTED    MATURITY       CURR)       DOLLAR)(2)
--------                            ------------------------  --------------   ----------   ----------   ------------   ----------
                                    FIXED RATE                      2.5000%    09/02/1990   31/12/2022          17.40         2.75
                                    FIXED RATE                      2.5000%    22/01/1992   31/12/2023           6.67         1.06
                                    FIXED RATE                      3.0000%    10/10/1989   31/12/2023          28.50         4.51
                                    FIXED RATE                      3.0000%    31/07/1989   21/03/2020           9.50         1.50
                                    FIXED RATE                      3.1000%    08/12/1993   31/12/2014          80.00        12.66
                                    FIXED RATE                      3.1000%    08/12/1993   31/12/2014          42.40         6.71
                                    FIXED RATE                      3.1000%    08/12/1993   31/12/2014           8.00         1.27
                                    FIXED RATE                      3.3000%    05/11/1993   30/06/2013          10.40         1.65
                                    FIXED RATE                      3.3000%    05/11/1993   30/06/2013          18.40         2.91
                                    FIXED RATE                      3.3000%    04/08/1993   31/12/2013          73.42        11.62
                                    FIXED RATE                      3.3000%    05/11/1993   30/06/2013          21.60         3.42
                                    FIXED RATE                      3.5000%    21/12/1992   30/09/2015          21.60         3.42
                                    FIXED RATE                      3.5000%    21/12/1992   30/09/2015         128.00        20.25
                                    FIXED RATE                      3.5000%    21/12/1993   30/09/2016          15.00         2.37
                                    FIXED RATE                      3.5000%    21/12/1994   30/09/2017          55.20         8.73
                                    FIXED RATE                      3.5000%    21/12/1992   30/09/2015          53.36         8.44
                                    FIXED RATE                      3.5000%    21/12/1995   30/09/2015          15.00         2.37
                                    FIXED RATE                      3.5000%    21/12/1995   31/12/2017           5.00         0.79
                                    FIXED RATE                      3.5000%    21/12/1996   30/09/2018          49.70         7.86
                                    FIXED RATE                      3.5000%    21/12/1997   30/12/2019          24.00         3.80
                                    FIXED RATE                      5.6800%    15/01/1997   08/02/2010          39.99         6.33
                                    FIXED RATE                      5.8200%    08/05/1997   30/12/2010          24.04         3.80
                                    FIXED RATE                      6.9100%    31/12/1995   30/12/2008           8.40         1.33
                                    FIXED RATE                      7.3500%    31/12/1995   31/12/2017          21.16         3.35
                                    FIXED RATE                      7.3500%    31/12/1994   31/12/2016           7.35         1.16
                                    FIXED RATE                      7.3500%    31/12/1994   31/12/2016          42.64         6.75
                                    FIXED RATE                      7.3500%    31/12/1995   31/12/2017           8.37         1.32
                                    FIXED RATE                      7.5000%    31/12/1995   31/12/2017          34.45         5.45
                                    FIXED RATE                      7.5000%    31/12/1992   30/09/2008          32.00         5.06
                                    FIXED RATE                      7.5000%    31/12/1992   30/09/2008          13.34         2.11
                                    FIXED RATE                      7.5000%    31/12/1992   30/09/2008           5.40         0.85
                                    FIXED RATE                      7.5500%    23/06/1993   05/07/2004           5.40         0.85
                                    FIXED RATE                      7.5500%    08/12/1993   31/12/2004          20.00         3.16
                                    FIXED RATE                      7.5500%    08/12/1993   31/12/2004           2.00         0.32
                                    FIXED RATE                      7.5500%    23/06/1992   05/07/2004           4.60         0.73
                                    FIXED RATE                      7.5500%    23/06/1992   05/05/2004           2.60         0.41
                                    FIXED RATE                      7.5500%    08/12/1993   31/12/2004          10.60         1.68
                                    FIXED RATE                      8.3000%    28/04/1989   31/12/2003          28.50         4.51
                                    FIXED RATE                      9.2000%    07/12/1990   09/11/2004           9.48         1.50
                                    FIXED RATE                      9.2000%    17/01/1991   09/06/2004          12.60         1.99
                                    FIXED RATE                      9.2000%    09/02/1990   01/11/2003          19.73         3.12
                                    FIXED RATE                      9.2000%    23/06/1992   30/06/2005          18.35         2.90
                                    FIXED RATE                      9.2000%    22/01/1992   01/12/2003           4.83         0.76
                                    FIXED RATE                      9.2000%    17/01/1992   19/07/2003          51.77         8.19
      POUND STERLING                                                                                           186.32       298.31
                                                                                                         ------------   ----------
                                    FIXED RATE                      5.9500%    14/07/1995   01/06/2008          69.23       110.85
                                    FIXED RATE                      6.6000%    05/07/1996   01/08/2007          13.34        21.36
                                    FIXED RATE                      6.7400%    31/03/2001   28/02/2013          16.25        26.02
                                    FIXED RATE                      8.1000%    30/07/1992   31/01/2005          11.95        19.14
                                    LIBOR 6 MONTHS DEPOSIT          0.0000%    31/12/1997   31/07/2012          75.54       120.95
      ITALIAN LIRA                                                                                          10,185.74         5.46
                                                                                                         ------------   ----------
                                    LIBOR 6 MONTHS DEPOSIT          1.5000%    30/06/1990   25/05/2011      10,185.74         5.46
      JAPANESE YEN                                                                                       1,354,861.96    11,298.19
                                                                                                         ------------   ----------
                                    LONG TERM PRIME
                                    LENDING RATE                   -0.0200%    17/02/1999   15/09/2018      43,800.00       365.25
                                    LONG TERM PRIME
                                    LENDING RATE                   -0.0200%    17/02/2000   15/09/2019      43,800.00       365.25
                                    LONG TERM PRIME
                                    LENDING RATE                    0.5000%    23/06/1997   15/05/2021      20,800.00       173.45
                                    FIXED RATE                      0.7500%    10/03/1999   20/03/2039      36,300.00       302.71
                                    FIXED RATE                      0.7500%    28/12/1999   20/12/2039         813.00         6.78
                                    FIXED RATE                      0.7500%    28/12/1999   20/12/2039         432.00         3.60
                                    FIXED RATE                      0.7500%    28/12/1999   20/12/2039         722.00         6.02
                                    FIXED RATE                      0.7500%    28/12/1999   20/12/2039       2,828.00        23.58
                                    FIXED RATE                      0.7500%    28/12/1999   20/12/2039         967.00         8.06
                                    FIXED RATE                      0.7500%    28/12/1999   20/12/2039         844.00         7.04
                                    FIXED RATE                      0.7500%    28/12/1999   20/12/2039         747.00         6.23
                                       OUTSTANDING BALANCE
                                              AS OF
                                        DECEMBER 31, 2002
                                    -------------------------
                                     (IN ORIG.       (IN US
CURRENCY                               CURR)       DOLLAR)(2)
--------                            ------------   ----------
                                          17.18         2.72
                                           6.58         1.04
                                          25.56         4.04
                                           8.41         1.33
                                          73.51        11.63
                                          38.41         6.08
                                           7.66         1.21
                                           8.83         1.40
                                          15.77         2.49
                                          64.10        10.14
                                           0.00         0.00
                                           0.00         0.00
                                           0.00         0.00
                                           0.00         0.00
                                           0.00         0.00
                                           0.00         0.00
                                          11.85         1.87
                                           4.14         0.65
                                           6.31         1.00
                                          23.98         3.80
                                          21.39         3.38
                                          16.25         2.57
                                           4.20         0.66
                                           0.00         0.00
                                           4.41         0.70
                                          25.80         4.08
                                           0.00         0.00
                                          22.03         3.49
                                           0.00         0.00
                                           0.00         0.00
                                           0.00         0.00
                                           0.00         0.00
                                           6.99         1.11
                                           0.80         0.13
                                           1.15         0.18
                                           0.65         0.10
                                           3.70         0.59
                                           0.00         0.00
                                           0.47         0.07
                                           1.26         0.20
                                           0.00         0.00
                                           5.51         0.87
                                           0.71         0.11
                                           4.40         0.70
      POUND STERLING                      13.61        21.80
                                     ----------    ---------
                                           0.00         0.00
                                           8.26        13.22
                                           2.37         3.79
                                           2.99         4.78
                                           0.00         0.00
      ITALIAN LIRA                     8,717.61         4.67
                                     ----------    ---------
                                       8,717.61         4.67
      JAPANESE YEN                   676,786.57     5,643.72
                                     ----------    ---------

                                      12,080.00       100.74

                                      35,553.75       296.48

                                       7,183.29        59.90
                                      24,200.00       201.80
                                           0.00         0.00
                                         221.31         1.85
                                         142.70         1.19
                                         817.69         6.82
                                         282.15         2.35
                                         176.59         1.47
                                         250.29         2.09

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                                                                                              ORIGINAL AMOUNT
                                                              INTEREST RATE/                                    CONTRACTED
                                                                 SPREAD/                                 -------------------------
                                                              SERVICE CHARGE      YEAR       YEAR OF      (IN ORIG.       (IN US
CURRENCY                              INTEREST RATE BASIS      (PER ANNUM)     CONTRACTED    MATURITY       CURR)       DOLLAR)(2)
--------                            ------------------------  --------------   ----------   ----------   ------------   ----------
                                    FIXED RATE                      0.7500%    28/12/1999   20/12/2039         444.00         3.70
                                    FIXED RATE                      0.7500%    28/12/1999   20/12/2039       1,221.00        10.18
                                    FIXED RATE                      0.7500%    28/12/1999   20/12/2039       1,022.00         8.52
                                    FIXED RATE                      0.7500%    07/04/2000   20/04/2040       1,071.00         8.93
                                    FIXED RATE                      0.7500%    31/08/2000   20/08/2040      14,724.00       122.78
                                    FIXED RATE                      0.7500%    31/08/2000   20/08/2040       3,549.00        29.60
                                    FIXED RATE                      0.7500%    10/09/1998   20/09/2038         894.00         7.46
                                    FIXED RATE                      0.7500%    10/09/1998   20/09/2038       3,077.00        25.66
                                    FIXED RATE                      0.7500%    10/09/1998   20/09/2038         580.00         4.84
                                    FIXED RATE                      0.7500%    10/09/1998   20/09/2038       1,041.00         8.68
                                    FIXED RATE                      0.7500%    10/09/1998   20/09/2038          54.00         0.45
                                    FIXED RATE                      0.7500%    10/09/1998   20/09/2038         404.00         3.37
                                    FIXED RATE                      0.7500%    10/09/1998   20/09/2038       5,349.00        44.61
                                    FIXED RATE                      0.7500%    10/09/1998   20/09/2038       2,910.00        24.27
                                    FIXED RATE                      0.7500%    10/09/1998   20/09/2038       2,252.00        18.78
                                    FIXED RATE                      0.7500%    10/09/1998   20/09/2038         393.00         3.28
                                    FIXED RATE                      0.7500%    20/05/2001   20/05/2041       1,346.00        11.22
                                    FIXED RATE                      0.7500%    20/05/2001   20/05/2041         856.00         7.14
                                    FIXED RATE                      0.7500%    20/05/2001   20/05/2041       1,098.00         9.16
                                    FIXED RATE                      0.7500%    20/05/2001   20/05/2041       1,070.00         8.92
                                    FIXED RATE                      0.7500%    20/05/2001   20/05/2041       1,080.00         9.01
                                    FIXED RATE                      0.7500%    20/05/2001   20/05/2041         992.00         8.27
                                    FIXED RATE                      0.7500%    20/05/2001   20/05/2041         233.00         1.94
                                    FIXED RATE                      0.7500%    20/05/2001   20/05/2041       1,134.00         9.46
                                    FIXED RATE                      0.7500%    20/05/2001   20/05/2041       2,034.00        16.96
                                    FIXED RATE                      0.9500%    31/08/2000   20/08/2040      14,724.00       122.78
                                    FIXED RATE                      0.9500%    31/08/2000   20/08/2040       3,549.00        29.60
                                    FIXED RATE                      1.0000%    07/04/2000   20/04/2040       7,858.00        65.53
                                    FIXED RATE                      1.3000%    28/12/1999   20/12/2029         519.00         4.33
                                    FIXED RATE                      1.3000%    28/12/1999   20/12/2029         255.00         2.13
                                    FIXED RATE                      1.3000%    28/12/1999   20/12/2029       1,436.00        11.97
                                    FIXED RATE                      1.3000%    28/12/1999   20/12/2029       7,792.00        64.98
                                    FIXED RATE                      1.3000%    28/12/1999   20/12/2029         145.00         1.21
                                    FIXED RATE                      1.7000%    10/09/1998   20/09/2028       6,734.00        56.15
                                    FIXED RATE                      1.7000%    10/09/1998   20/09/2028         291.00         2.43
                                    FIXED RATE                      1.7000%    10/09/1998   20/09/2028       2,428.00        20.25
                                    FIXED RATE                      1.7000%    20/05/2001   20/05/2041       2,556.00        21.31
                                    FIXED RATE                      1.7000%    20/05/2001   20/05/2041       5,175.00        43.15
                                    FIXED RATE                      1.8000%    28/12/1999   20/12/2029       6,397.00        53.34
                                    FIXED RATE                      1.8000%    28/12/1999   20/12/2029       5,356.00        44.66
                                    FIXED RATE                      1.8000%    28/12/1999   20/12/2029      15,299.00       127.58
                                    FIXED RATE                      1.8000%    28/12/1999   20/12/2029      12,556.00       104.70
                                    FIXED RATE                      1.8000%    28/12/1999   20/12/2029       4,885.00        40.74
                                    FIXED RATE                      1.8000%    28/12/1999   20/12/2029           6.59         0.05
                                    FIXED RATE                      1.8000%    28/12/1999   20/12/2029       4,321.00        36.03
                                    FIXED RATE                      1.8000%    28/12/1999   20/12/2029       4,270.00        35.61
                                    FIXED RATE                      1.9500%    22/09/2000   14/10/2013      16,600.00       138.43
                                    FIXED RATE                      2.1000%    25/03/1999   15/12/2011      20,308.18       169.35
                                    FIXED RATE                      2.1000%    25/08/1999   15/06/2011       9,697.89        80.87
                                    FIXED RATE                      2.1000%    30/08/1995   20/08/2025         789.00         6.58
                                    FIXED RATE                      2.1000%    29/03/1996   20/03/2026       1,048.00         8.74
                                    FIXED RATE                      2.1000%    18/03/1997   20/03/2027       1,192.00         9.94
                                    FIXED RATE                      2.1000%    18/03/1997   20/03/2027       1,226.00        10.22
                                    FIXED RATE                      2.2000%    10/09/1998   20/09/2028       4,955.00        41.32
                                    FIXED RATE                      2.2000%    10/09/1998   20/09/2028      10,487.00        87.45
                                    FIXED RATE                      2.2000%    10/09/1998   20/09/2028       5,148.00        42.93
                                    FIXED RATE                      2.2000%    10/09/1999   20/09/2028       2,387.00        19.91
                                    FIXED RATE                      2.2000%    10/09/1998   20/09/2028      11,884.00        99.10
                                    FIXED RATE                      2.2000%    20/05/2001   20/05/2041       6,948.00        57.94
                                    FIXED RATE                      2.2000%    20/05/2001   20/05/2041       4,687.00        39.08
                                    FIXED RATE                      2.2000%    20/05/2001   20/05/2041      10,645.00        88.77
                                    FIXED RATE                      2.2000%    20/05/2001   20/05/2041       5,135.00        42.82
                                    FIXED RATE                      2.2000%    20/05/2001   20/05/2041       4,130.00        34.44
                                    FIXED RATE                      2.2000%    20/05/2001   20/05/2041       5,523.00        46.06
                                    FIXED RATE                      2.3000%    30/08/1995   20/08/2025         795.00         6.63
                                    FIXED RATE                      2.3000%    30/08/1995   20/08/2025         586.00         4.89
                                    FIXED RATE                      2.3000%    30/08/1995   20/08/2025       1,327.00        11.07
                                    FIXED RATE                      2.3000%    30/08/1995   20/08/2025         597.00         4.98
                                       OUTSTANDING BALANCE
                                              AS OF
                                        DECEMBER 31, 2002
                                    -------------------------
                                     (IN ORIG.       (IN US
CURRENCY                               CURR)       DOLLAR)(2)
--------                            ------------   ----------
                                         185.42         1.55
                                         626.35         5.22
                                         769.00         6.41
                                         451.73         3.77
                                         425.86         3.55
                                         270.74         2.26
                                         507.14         4.23
                                       1,191.28         9.93
                                         290.78         2.42
                                         281.29         2.35
                                          26.23         0.22
                                         312.52         2.61
                                         711.82         5.94
                                         399.59         3.33
                                         841.79         7.02
                                         203.57         1.70
                                         326.39         2.72
                                           0.00         0.00
                                           0.00         0.00
                                           0.00         0.00
                                         141.30         1.18
                                       1,028.43         8.58
                                           0.00         0.00
                                         382.02         3.19
                                         199.59         1.66
                                           0.00         0.00
                                           0.00         0.00
                                           0.00         0.00
                                          46.48         0.39
                                          33.41         0.28
                                         531.45         4.43
                                       2,460.96        20.52
                                           0.00         0.00
                                         193.72         1.62
                                           0.00         0.00
                                         619.81         5.17
                                         266.70         2.22
                                           0.00         0.00
                                         166.69         1.39
                                          81.95         0.68
                                       3,794.81        31.64
                                         585.18         4.88
                                           0.00         0.00
                                           0.00         0.00
                                         233.34         1.95
                                           0.00         0.00
                                      12,957.70       108.05
                                       5,727.58        47.76
                                       8,494.47        70.84
                                         638.37         5.32
                                         954.78         7.96
                                         505.76         4.22
                                         640.44         5.34
                                       2,368.30        19.75
                                       2,153.42        17.96
                                         104.11         0.87
                                           0.00         0.00
                                       2,126.81        17.74
                                           0.00         0.00
                                           0.00         0.00
                                           0.00         0.00
                                           0.00         0.00
                                           0.00         0.00
                                           0.00         0.00
                                         785.96         6.55
                                         479.62         4.00
                                       1,493.54        12.45
                                         568.85         4.74

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                                                                                              ORIGINAL AMOUNT
                                                              INTEREST RATE/                                    CONTRACTED
                                                                 SPREAD/                                 -------------------------
                                                              SERVICE CHARGE      YEAR       YEAR OF      (IN ORIG.       (IN US
CURRENCY                              INTEREST RATE BASIS      (PER ANNUM)     CONTRACTED    MATURITY       CURR)       DOLLAR)(2)
--------                            ------------------------  --------------   ----------   ----------   ------------   ----------
                                    FIXED RATE                      2.3000%    30/08/1995   20/08/2025         640.00         5.34
                                    FIXED RATE                      2.3000%    30/08/1995   20/08/2025       1,792.00        14.94
                                    FIXED RATE                      2.3000%    30/08/1995   20/08/2025         490.00         4.09
                                    FIXED RATE                      2.3000%    30/08/1995   20/08/2025       1,658.00        13.83
                                    FIXED RATE                      2.3000%    30/08/1995   20/08/2025         569.00         4.74
                                    FIXED RATE                      2.3000%    29/03/1996   20/03/2026         305.00         2.54
                                    FIXED RATE                      2.3000%    18/03/1997   20/03/2027         902.00         7.52
                                    FIXED RATE                      2.3000%    18/03/1997   20/03/2027         985.00         8.21
                                    FIXED RATE                      2.3000%    18/03/1997   20/03/2027         821.00         6.85
                                    FIXED RATE                      2.3000%    18/03/1997   20/03/2027       4,019.00        33.51
                                    FIXED RATE                      2.5000%    30/08/1995   20/08/2025       7,523.00        62.73
                                    FIXED RATE                      2.5000%    29/03/1996   20/03/2026       5,863.00        48.89
                                    FIXED RATE                      2.5000%    18/03/1997   20/03/2027       8,219.00        68.54
                                    FIXED RATE                      2.5000%    18/03/1997   20/03/2027       6,753.00        56.31
                                    FIXED RATE                      2.7000%    28/03/1991   20/03/2016      10,575.00        88.18
                                    FIXED RATE                      2.7000%    16/07/1991   20/06/2021      20,020.00       166.95
                                    FIXED RATE                      2.7000%    26/12/1988   20/12/2013      15,000.00       125.09
                                    FIXED RATE                      2.7000%    26/12/1988   20/12/2013      25,000.00       208.48
                                    FIXED RATE                      2.7000%    26/12/1988   20/12/2013      12,500.00       104.24
                                    FIXED RATE                      2.7000%    23/11/1989   20/11/2014      40,000.00       333.56
                                    FIXED RATE                      2.7000%    21/12/1990   20/12/2020      28,200.00       235.16
                                    FIXED RATE                      2.7000%    28/03/1991   20/03/2016      13,219.00       110.23
                                    FIXED RATE                      2.7000%    16/07/1991   20/06/2016      13,219.00       110.23
                                    FIXED RATE                      2.7000%    26/05/1989   20/05/2019       2,130.40        17.77
                                    FIXED RATE                      2.7000%    09/02/1990   20/02/2020       2,304.00        19.21
                                    FIXED RATE                      2.7000%    09/02/1990   20/02/2020       4,238.00        35.34
                                    FIXED RATE                      2.7000%    09/02/1990   20/02/2020       2,079.00        17.34
                                    FIXED RATE                      2.7000%    09/02/1990   20/02/2020       5,708.00        47.60
                                    FIXED RATE                      2.7000%    09/02/1990   20/02/2020       8,634.00        72.00
                                    FIXED RATE                      2.7000%    09/02/1990   20/02/2020         316.25         2.64
                                    FIXED RATE                      2.7000%    09/02/1990   20/02/2020       4,986.00        41.58
                                    FIXED RATE                      2.7000%    09/02/1990   20/02/2020       5,080.00        42.36
                                    FIXED RATE                      2.7000%    09/02/1990   20/02/2020      10,560.00        88.06
                                    FIXED RATE                      2.7000%    09/02/1990   20/02/2020      21,752.00       181.39
                                    FIXED RATE                      2.7000%    09/02/1990   20/02/2020       4,867.00        40.59
                                    FIXED RATE                      2.7000%    09/02/1990   20/02/2020       4,301.00        35.87
                                    FIXED RATE                      2.7000%    16/07/1991   20/06/2021       2,065.00        17.22
                                    FIXED RATE                      2.7000%    16/07/1991   20/06/2021       1,663.00        13.87
                                    FIXED RATE                      2.7000%    16/07/1991   20/06/2021       1,795.00        14.97
                                    FIXED RATE                      2.7000%    16/07/1991   20/06/2021       5,266.00        43.91
                                    FIXED RATE                      2.7000%    16/07/1991   20/06/2021      10,790.00        89.98
                                    FIXED RATE                      2.7000%    16/07/1991   20/06/2021       3,516.00        29.32
                                    FIXED RATE                      2.7000%    16/07/1991   20/06/2021       9,427.00        78.61
                                    FIXED RATE                      2.7000%    20/03/1992   20/03/2022       7,655.00        63.84
                                    FIXED RATE                      2.7000%    30/08/1995   20/08/2025       5,356.00        44.66
                                    FIXED RATE                      2.7000%    30/08/1995   20/08/2025       3,454.00        28.80
                                    FIXED RATE                      2.7000%    30/08/1995   20/08/2025      17,064.00       142.30
                                    FIXED RATE                      2.7000%    30/08/1995   20/08/2025       4,982.00        41.54
                                    FIXED RATE                      2.7000%    30/08/1995   20/08/2025       5,746.00        47.92
                                    FIXED RATE                      2.7000%    30/08/1995   20/08/2025      11,103.00        92.59
                                    FIXED RATE                      2.7000%    30/08/1995   20/08/2025       4,275.00        35.65
                                    FIXED RATE                      2.7000%    30/08/1995   20/08/2025       7,893.00        65.82
                                    FIXED RATE                      2.7000%    30/08/1995   20/08/2025       2,303.00        19.20
                                    FIXED RATE                      2.7000%    18/03/1997   20/03/2027       4,844.00        40.39
                                    FIXED RATE                      2.7000%    18/03/1997   20/03/2027       6,698.00        55.85
                                    FIXED RATE                      2.7000%    18/03/1997   20/03/2027       5,772.00        48.13
                                    FIXED RATE                      2.7000%    18/03/1997   20/03/2027       7,103.00        59.23
                                    FIXED RATE                      2.7000%    26/05/1989   20/05/2019       2,063.00        17.20
                                    FIXED RATE                      2.7000%    26/05/1989   20/05/2019       4,776.00        39.83
                                    FIXED RATE                      2.7000%    26/05/1989   20/05/2019       2,500.00        20.85
                                    FIXED RATE                      2.7000%    26/05/1989   20/05/2019       2,633.00        21.96
                                    FIXED RATE                      2.7000%    26/05/1989   20/05/2019       5,500.00        45.86
                                    FIXED RATE                      3.0000%    17/12/1987   20/12/2012      30,000.00       250.17
                                    FIXED RATE                      3.0000%    03/09/1992   20/09/2017      25,380.00       211.64
                                    FIXED RATE                      3.0000%    19/08/1993   20/08/2023       6,872.00        57.31
                                    FIXED RATE                      3.0000%    19/08/1993   20/08/2023       4,633.00        38.63
                                    FIXED RATE                      3.0000%    19/08/1993   20/08/2023       3,803.00        31.71
                                    FIXED RATE                      3.0000%    19/08/1993   20/08/2023       3,055.00        25.48
                                       OUTSTANDING BALANCE
                                              AS OF
                                        DECEMBER 31, 2002
                                    -------------------------
                                     (IN ORIG.       (IN US
CURRENCY                               CURR)       DOLLAR)(2)
--------                            ------------   ----------
                                         662.32         5.52
                                       1,313.38        10.95
                                         455.48         3.80
                                       2,292.06        19.11
                                         559.10         4.66
                                         227.20         1.89
                                         593.34         4.95
                                         885.94         7.39
                                         473.93         3.95
                                       1,627.17        13.57
                                       4,611.39        38.45
                                       5,956.00        49.67
                                       1,675.99        13.98
                                       1,626.60        13.56
                                       7,716.87        64.35
                                      18,066.77       150.66
                                       8,918.91        74.37
                                      14,864.85       123.96
                                       7,432.41        61.98
                                      25,945.94       216.36
                                      24,760.94       206.48
                                       9,646.29        80.44
                                       9,646.29        80.44
                                       1,714.68        14.30
                                       1,942.71        16.20
                                       3,119.73        26.02
                                       1,724.52        14.38
                                       4,591.16        38.29
                                       6,332.90        52.81
                                         269.96         2.25
                                       4,243.61        35.39
                                       2,711.00        22.61
                                       5,360.88        44.70
                                      13,953.80       116.36
                                       3,279.99        27.35
                                       3,671.15        30.61
                                       1,638.29        13.66
                                       1,364.49        11.38
                                       1,135.46         9.47
                                       4,355.90        36.32
                                       9,546.07        79.60
                                       3,146.41        26.24
                                       8,386.16        69.93
                                       4,432.35        36.96
                                       5,030.11        41.95
                                       2,836.65        23.65
                                      11,368.72        94.80
                                       4,693.66        39.14
                                       3,114.35        25.97
                                       6,110.79        50.96
                                       3,388.18        28.25
                                       5,777.11        48.18
                                       1,256.70        10.48
                                       2,133.19        17.79
                                       2,610.98        21.77
                                       4,385.39        36.57
                                       1,647.01        13.73
                                       1,631.65        13.61
                                       2,653.00        22.12
                                       2,012.18        16.78
                                       1,572.85        13.12
                                       4,057.35        33.83
                                      16,216.20       135.23
                                      20,578.35       171.60
                                       6,665.85        55.59
                                       3,967.75        33.09
                                       3,557.21        29.66
                                       3,054.99        25.48

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                                                                                              ORIGINAL AMOUNT
                                                              INTEREST RATE/                                    CONTRACTED
                                                                 SPREAD/                                 -------------------------
                                                              SERVICE CHARGE      YEAR       YEAR OF      (IN ORIG.       (IN US
CURRENCY                              INTEREST RATE BASIS      (PER ANNUM)     CONTRACTED    MATURITY       CURR)       DOLLAR)(2)
--------                            ------------------------  --------------   ----------   ----------   ------------   ----------
                                    FIXED RATE                      3.0000%    19/08/1993   20/08/2023       9,294.00        77.50
                                    FIXED RATE                      3.0000%    20/12/1994   20/12/2024       9,620.00        80.22
                                    FIXED RATE                      3.0000%    20/12/1994   20/12/2024      11,754.00        98.02
                                    FIXED RATE                      3.0000%    20/06/1980   20/06/2010       5,400.00        45.03
                                    FIXED RATE                      3.0000%    20/06/1980   20/06/2010          62.28         0.52
                                    FIXED RATE                      3.0000%    20/06/1980   20/06/2010         577.55         4.82
                                    FIXED RATE                      3.0000%    20/06/1980   20/06/2010       1,860.00        15.51
                                    FIXED RATE                      3.0000%    20/06/1980   20/06/2010          85.18         0.71
                                    FIXED RATE                      3.0000%    20/06/1980   20/06/2010         149.90         1.25
                                    FIXED RATE                      3.0000%    20/06/1980   20/06/2010       5,410.00        45.11
                                    FIXED RATE                      3.0000%    20/06/1980   20/06/2010         810.07         6.76
                                    FIXED RATE                      3.0000%    20/06/1980   20/06/2010         979.81         8.17
                                    FIXED RATE                      3.0000%    16/06/1981   20/06/2011       5,000.00        41.70
                                    FIXED RATE                      3.0000%    16/06/1981   20/06/2011       3,825.52        31.90
                                    FIXED RATE                      3.0000%    16/06/1981   20/06/2011       7,571.84        63.14
                                    FIXED RATE                      3.0000%    31/05/1982   20/05/2012       3,985.19        33.23
                                    FIXED RATE                      3.0000%    31/05/1982   20/05/2012       2,765.83        23.06
                                    FIXED RATE                      3.0000%    31/05/1982   20/05/2012         301.37         2.51
                                    FIXED RATE                      3.0000%    31/05/1982   20/05/2012       3,420.92        28.53
                                    FIXED RATE                      3.0000%    31/05/1982   10/05/2012       3,773.45        31.47
                                    FIXED RATE                      3.0000%    09/09/1983   20/09/2013       2,943.82        24.55
                                    FIXED RATE                      3.0000%    09/09/1983   20/09/2013       2,123.40        17.71
                                    FIXED RATE                      3.0000%    09/09/1983   20/09/2013       1,140.00         9.51
                                    FIXED RATE                      3.0000%    09/09/1983   20/09/2013       4,600.00        38.36
                                    FIXED RATE                      3.0000%    27/01/1988   20/01/2018       2,254.00        18.80
                                    FIXED RATE                      3.0000%    27/01/1988   20/01/2018       4,837.00        40.34
                                    FIXED RATE                      3.0000%    27/01/1988   20/01/2018      10,818.00        90.21
                                    FIXED RATE                      3.0000%    27/01/1988   20/01/2018       2,090.00        17.43
                                    FIXED RATE                      3.0000%    27/01/1988   20/01/2018       5,735.00        47.82
                                    FIXED RATE                      3.0000%    27/01/1988   20/01/2018       3,193.00        26.63
                                    FIXED RATE                      3.0000%    27/01/1988   20/01/2018       4,611.00        38.45
                                    FIXED RATE                      3.0000%    27/01/1988   20/01/2018       3,372.00        28.12
                                    FIXED RATE                      3.0000%    27/01/1988   20/01/2018       2,000.00        16.68
                                    FIXED RATE                      3.0000%    27/01/1988   20/01/2018         707.00         5.90
                                    FIXED RATE                      3.0000%    27/01/1988   20/01/2018         313.93         2.62
                                    FIXED RATE                      3.0000%    27/01/1988   20/01/2018         300.44         2.51
                                    FIXED RATE                      3.0000%    31/05/1988   20/05/2018      14,003.00       116.77
                                    FIXED RATE                      3.0000%    20/12/1994   20/12/2024       4,616.00        38.49
                                    FIXED RATE                      3.2500%    14/01/1978   20/01/2003         329.75         2.75
                                    FIXED RATE                      3.2500%    14/01/1978   20/01/2003       1,773.53        14.79
                                    FIXED RATE                      3.2500%    14/01/1978   20/01/2003       2,986.50        24.90
                                    FIXED RATE                      3.2500%    09/11/1978   20/11/2008       4,554.10        37.98
                                    FIXED RATE                      3.2500%    09/11/1978   20/11/2008       1,257.12        10.48
                                    FIXED RATE                      3.2500%    09/11/1978   20/11/2008       2,913.08        24.29
                                    FIXED RATE                      3.2500%    09/11/1978   20/11/2008       5,263.39        43.89
                                    FIXED RATE                      3.2500%    09/11/1978   20/05/2008       8,128.00        67.78
                                    FIXED RATE                      3.2500%    09/11/1978   20/11/2008         290.07         2.42
                                    FIXED RATE                      3.2500%    09/11/1978   20/11/2008         176.78         1.47
                                    FIXED RATE                      3.2500%    09/11/1978   20/11/2008         155.99         1.30
                                    FIXED RATE                      3.2500%    09/11/1978   20/11/2008       2,185.29        18.22
                                    FIXED RATE                      3.5000%    22/12/1994   31/05/2007      48,000.00       400.27
                                    FIXED RATE                      3.5000%    26/11/1986   20/11/2006      32,895.00       274.31
                                    FIXED RATE                      3.5000%    07/05/1984   20/05/2014       2,997.01        24.99
                                    FIXED RATE                      3.5000%    07/05/1984   20/05/2014       1,381.00        11.52
                                    FIXED RATE                      3.5000%    30/05/1986   20/05/2016         102.06         0.85
                                    FIXED RATE                      3.5000%    30/05/1986   20/05/2016         457.38         3.81
                                    FIXED RATE                      3.5000%    30/05/1986   20/05/2016       7,595.00        63.33
                                    FIXED RATE                      3.5000%    30/05/1986   20/05/2016       3,979.50        33.19
                                    FIXED RATE                      3.5000%    30/05/1986   20/05/2016       1,439.00        12.00
                                    FIXED RATE                      3.5000%    30/05/1986   20/05/2016       1,457.60        12.15
                                    FIXED RATE                      4.2500%    26/03/1979   20/03/2004      10,855.20        90.52
                                    FIXED RATE                      5.0000%    01/10/1987   20/06/2003      39,120.00       326.22
                                    FIXED RATE                      6.0000%    11/03/1993   01/02/2013      25,000.00       208.48
                                    FIXED RATE                      6.0000%    27/04/1990   15/06/2009      48,000.00       400.27
                                    LIBOR 6 MONTHS                  2.2500%    22/09/2000   25/04/2015       2,940.00        24.52
                                    LIBOR 6 MONTHS                  2.5000%    13/09/2001   12/12/2006       3,583.80        29.89

                                       OUTSTANDING BALANCE
                                              AS OF
                                        DECEMBER 31, 2002
                                    -------------------------
                                     (IN ORIG.       (IN US
CURRENCY                               CURR)       DOLLAR)(2)
--------                            ------------   ----------
                                       4,407.96        36.76
                                       9,471.92        78.99
                                      11,753.90        98.02
                                       1,975.59        16.47
                                          22.77         0.19
                                         211.28         1.76
                                         680.48         5.67
                                          31.16         0.26
                                          54.83         0.46
                                       1,979.27        16.51
                                         296.36         2.47
                                         358.46         2.99
                                       1,976.57        16.48
                                       1,586.17        13.23
                                       3,139.53        26.18
                                       1,846.76        15.40
                                       1,281.70        10.69
                                         139.63         1.16
                                       1,585.28        13.22
                                       1,748.67        14.58
                                       1,579.60        13.17
                                       1,095.42         9.13
                                         554.25         4.62
                                       2,411.11        20.11
                                         119.75         1.00
                                       3,362.23        28.04
                                       6,815.72        56.84
                                       1,547.15        12.90
                                       4,302.65        35.88
                                       2,047.36        17.07
                                       3,397.35        28.33
                                       2,055.21        17.14
                                       1,057.81         8.82
                                         457.06         3.81
                                         237.34         1.98
                                         227.14         1.89
                                      10,543.04        87.92
                                       4,323.47        36.05
                                           8.91         0.07
                                          47.93         0.40
                                          80.72         0.67
                                       1,332.90        11.12
                                         367.93         3.07
                                         852.60         7.11
                                       1,540.49        12.85
                                       2,368.27        19.75
                                          84.89         0.71
                                          51.73         0.43
                                          45.65         0.38
                                         639.58         5.33
                                      19,399.25       161.77
                                       8,489.03        70.79
                                       1,681.23        14.02
                                         314.64         2.62
                                          67.18         0.56
                                         301.19         2.51
                                       4,809.67        40.11
                                       2,620.62        21.85
                                         634.96         5.29
                                         959.88         8.00
                                         880.15         7.34
                                       3,401.73        28.37
                                      14,851.58       123.85
                                      17,052.75       142.20
                                       2,940.00        24.52
                                       3,583.80        29.89

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                                                                                              ORIGINAL AMOUNT
                                                              INTEREST RATE/                                    CONTRACTED
                                                                 SPREAD/                                 -------------------------
                                                              SERVICE CHARGE      YEAR       YEAR OF      (IN ORIG.       (IN US
CURRENCY                              INTEREST RATE BASIS      (PER ANNUM)     CONTRACTED    MATURITY       CURR)       DOLLAR)(2)
--------                            ------------------------  --------------   ----------   ----------   ------------   ----------
      KOREAN WON                                                                                            24,961.98        20.79
                                                                                                         ------------   ----------
                                    FIXED RATE                      2.5000%    24/02/1998   20/02/2028      21,172.00        17.64
                                    FIXED RATE                      3.5000%    12/03/1991   20/03/2011       3,789.98         3.16
      KUWAIT DINAR                                                                                              11.05        38.26
                                                                                                         ------------   ----------
                                    FIXED RATE                      3.5000%    06/05/1998   15/08/2018           6.15        21.29
                                    FIXED RATE                      4.5000%    26/12/1984   15/02/2008           4.90        16.97
      NETHERLANDS GUILDER                                                                                        2.30         1.08
                                                                                                         ------------   ----------
                                    FIXED RATE                      2.5000%    27/04/1984   31/12/2014           2.30         1.08
      SWEDISH KRONA                                                                                             18.31         2.08
                                                                                                         ------------   ----------
                                    INTEREST FREE                   0.0000%    13/02/1998   30/12/2008          18.31         2.08
      SPECIAL DRAWING RIGHT                                                                                    909.36     1,228.00
                                                                                                         ------------   ----------
                                    INTEREST FREE                   1.0000%    22/11/1990   15/08/2025          16.73        22.59
                                    INTEREST FREE                   1.0000%    27/12/1988   15/11/2023           5.91         7.98
                                    INTEREST FREE                   1.0000%    09/11/1990   15/11/2025          35.87        48.45
                                    INTEREST FREE                   1.0000%    11/07/1991   15/02/2026          50.00        67.52
                                    INTEREST FREE                   1.0000%    06/03/1992   01/06/2027          26.40        35.65
                                    INTEREST FREE                   1.0000%    27/12/1988   15/10/2023          18.68        25.22
                                    INTEREST FREE                   1.0000%    25/01/1991   15/08/2025          24.19        32.67
                                    INTEREST FREE                   1.0000%    24/06/1992   15/11/2026          27.16        36.68
                                    INTEREST FREE                   1.0000%    22/11/1990   15/08/2025          69.70        94.12
                                    INTEREST FREE                   1.0000%    18/12/1989   01/10/2024          25.04        33.82
                                    INTEREST FREE                   1.0000%    20/01/1995   15/10/2029          11.93        16.10
                                    INTEREST FREE                   1.0000%    25/10/1990   15/09/2025          18.25        24.64
                                    INTEREST FREE                   1.0000%    12/09/1988   15/05/2023          53.41        72.12
                                    INTEREST FREE                   1.0000%    17/02/1989   15/11/2023          14.77        19.95
                                    INTEREST FREE                   1.0000%    05/11/1993   15/06/2028          18.02        24.34
                                    INTEREST FREE                   1.0000%    17/02/1989   15/10/2023          25.85        34.91
                                    INTEREST FREE                   1.0000%    04/07/1988   01/04/2023          43.44        58.66
                                    INTEREST FREE                   1.0000%    05/10/1989   15/08/2024          39.77        53.70
                                    INTEREST FREE                   1.0000%    28/11/1991   15/11/2026          35.25        47.59
                                    INTEREST FREE                   1.0000%    20/01/1995   15/10/2029          36.80        49.69
                                    INTEREST FREE                   1.0000%    21/04/1988   01/02/2023          11.61        15.68
                                    INTEREST FREE                   1.0000%    28/11/1991   15/11/2026          22.03        29.75
                                    INTEREST FREE                   1.0000%    22/11/1993   01/06/2028          50.50        68.20
                                    INTEREST FREE                   1.0000%    11/01/1996   15/09/2029          15.65        21.13
                                    INTEREST FREE                   1.0000%    22/11/1990   15/11/2025          14.36        19.39
                                    INTEREST FREE                   1.0000%    24/12/1992   01/10/2027          34.65        46.79
                                    INTEREST FREE                   1.0000%    24/04/1986   15/05/2026          43.40        58.60
                                    INTEREST FREE                   1.0000%    27/11/1995   15/05/2030           9.63        13.00
                                    INTEREST FREE                   1.0000%    27/11/1995   15/04/2030          17.64        23.82
                                    INTEREST FREE                   1.0000%    04/06/1996   15/03/2021          12.76        17.23
                                    INTEREST FREE                   1.0000%    23/07/1997   15/05/2021          13.84        18.69
                                    INTEREST FREE                   1.0000%    21/01/1998   01/09/2032          11.02        14.88
                                    INTEREST FREE                   1.0000%    15/04/1998   15/11/2032           6.49         8.76
                                    INTEREST FREE                   0.0000%    29/11/2000   15/01/2040           4.50         6.08
                                    INTEREST FREE                   0.0000%    25/09/2000   15/01/2040           6.00         8.10
                                    FIXED RATE                      0.7500%    06/03/1996   15/03/2030           6.15         8.30
                                    FIXED RATE                      0.7500%    29/04/1998   15/03/2038          11.00        14.85
                                    FIXED RATE                      4.0000%    18/05/1992   01/04/2012          11.00        14.85
                                    FIXED RATE                      4.0000%    16/11/1982   01/08/2002           6.95         9.38
                                    FIXED RATE                      4.0000%    22/04/1987   01/03/2007           3.02         4.08
      UNITED STATES DOLLAR                                                                                   9,427.26     9,427.26
                                                                                                         ------------   ----------
                                    ADB FLOATING RATE               0.0000%    22/11/1990   15/11/2015           9.00         9.00
                                    ADB FLOATING RATE               0.0000%    17/02/1989   15/10/2003          65.00        65.00
                                    ADB FLOATING RATE               0.0000%    25/10/1990   15/09/2020          33.00        33.00
                                    ADB FLOATING RATE               0.0000%    23/12/1986   01/04/2012          82.00        82.00
                                    ADB FLOATING RATE               0.0000%    27/11/1995   15/05/2022          15.00        15.00
                                    ADB FLOATING RATE               0.0000%    20/01/1995   15/10/2019          41.00        41.00
                                    ADB FLOATING RATE               0.0000%    23/12/1986   15/06/2016          18.80        18.80
                                    ADB FLOATING RATE               0.0000%    05/10/1989   15/08/2004          30.00        30.00
                                    ADB FLOATING RATE               0.0000%    04/07/1988   01/04/2003          60.00        60.00
                                    ADB FLOATING RATE               0.0000%    23/12/1986   01/10/2010          24.00        24.00
                                    ADB FLOATING RATE               0.0000%    09/11/1990   15/11/2005          50.00        50.00
                                    ADB FLOATING RATE               0.0000%    11/01/1996   15/09/2021           9.50         9.50
                                    ADB FLOATING RATE               0.0000%    04/02/1991   15/08/2015         150.00       150.00
                                    ADB FLOATING RATE               0.0000%    27/11/1995   15/04/2020          30.00        30.00

                                       OUTSTANDING BALANCE
                                              AS OF
                                        DECEMBER 31, 2002
                                    -------------------------
                                     (IN ORIG.       (IN US
CURRENCY                               CURR)       DOLLAR)(2)
--------                            ------------   ----------
      KOREAN WON                       4,223.42         3.52
                                     ----------    ---------
                                       2,075.81         1.73
                                       2,147.61         1.79
      KUWAIT DINAR                         2.00         6.91
                                     ----------    ---------
                                           0.16         0.56
                                           1.84         6.36
      NETHERLANDS GUILDER                  0.00         0.00
                                     ----------    ---------
                                           0.00         0.00
      SWEDISH KRONA                       18.21         2.07
                                     ----------    ---------
                                          18.21         2.07
      SPECIAL DRAWING RIGHT              670.08       904.87
                                     ----------    ---------
                                          11.61        15.68
                                           5.32         7.18
                                          34.08        46.02
                                          48.13        64.99
                                          24.09        32.53
                                          14.43        19.49
                                          22.98        31.04
                                          22.65        30.59
                                          64.81        87.52
                                          14.53        19.62
                                           7.05         9.52
                                          17.00        22.95
                                          41.66        56.25
                                          13.09        17.67
                                          14.25        19.24
                                          23.27        31.42
                                          38.55        52.06
                                          36.79        49.68
                                          28.35        38.29
                                          21.88        29.54
                                           9.30        12.56
                                          21.48        29.00
                                          25.28        34.14
                                           4.24         5.72
                                          12.80        17.29
                                          12.43        16.79
                                          37.75        50.98
                                           7.34         9.91
                                           9.47        12.79
                                           5.85         7.89
                                           1.96         2.65
                                           3.37         4.55
                                           1.76         2.37
                                           0.00         0.00
                                           0.00         0.00
                                           2.73         3.69
                                           3.19         4.31
                                           5.56         7.50
                                           0.18         0.24
                                           0.87         1.17
      UNITED STATES DOLLAR             4,625.99     4,625.99
                                     ----------    ---------
                                           6.84         6.84
                                           8.76         8.76
                                          29.91        29.91
                                          57.75        57.75
                                           7.92         7.92
                                          32.45        32.45
                                          14.77        14.77
                                           7.71         7.71
                                           4.14         4.14
                                          14.21        14.21
                                          18.39        18.39
                                           5.54         5.54
                                         120.55       120.55
                                           8.37         8.37

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                                                                                              ORIGINAL AMOUNT
                                                              INTEREST RATE/                                    CONTRACTED
                                                                 SPREAD/                                 -------------------------
                                                              SERVICE CHARGE      YEAR       YEAR OF      (IN ORIG.       (IN US
CURRENCY                              INTEREST RATE BASIS      (PER ANNUM)     CONTRACTED    MATURITY       CURR)       DOLLAR)(2)
--------                            ------------------------  --------------   ----------   ----------   ------------   ----------
                                    ADB FLOATING RATE               0.0000%    20/01/1995   01/10/2016          23.50        23.50
                                    ADB FLOATING RATE               0.0000%    24/12/1992   01/10/2017          50.00        50.00
                                    ADB FLOATING RATE               0.0000%    02/05/1996   01/05/2010         150.00       150.00
                                    ADB FLOATING RATE               0.0000%    03/06/1997   15/03/2021          18.50        18.50
                                    ADB FLOATING RATE               0.0000%    23/06/1997   15/05/2021         167.00       167.00
                                    ADB FLOATING RATE               0.0000%    24/04/1986   15/05/2006          50.00        50.00
                                    ADB FLOATING RATE               0.0000%    21/12/1998   15/08/2013         300.00       300.00
                                    ADB FLOATING RATE               0.0000%    21/12/1998   01/08/2013         200.00       200.00
                                    ADB FLOATING RATE               0.0000%    21/01/1998   01/09/2022          93.00        93.00
                                    ADB FLOATING RATE               0.0000%    21/01/1998   01/09/2022          20.22        20.22
                                    ADB FLOATING RATE               0.0000%    15/04/1998   15/11/2022          15.70        15.70
                                    ADB FLOATING RATE               0.0000%    21/01/1998   15/11/2022          22.00        22.00
                                    ADB FLOATING RATE               0.0000%    21/12/1998   01/08/2022          71.00        71.00
                                    ADB FLOATING RATE               0.0000%    01/03/1999   01/08/2025          53.00        53.00
                                    ADB FLOATING RATE               0.0000%    01/03/1999   01/12/2023          24.30        24.30
                                    ADB FLOATING RATE               0.0000%    01/03/1999   15/12/2023          93.16        93.16
                                    ADB FLOATING RATE               0.0000%    01/03/1999   15/08/2023          60.00        60.00
                                    ADB FLOATING RATE               0.0000%    18/07/2000   15/08/2014         100.00       100.00
                                    ADB FLOATING RATE               0.0000%    18/07/2000   15/08/2024          75.00        75.00
                                    ADB FLOATING RATE               0.0000%    21/07/2000   15/02/2015         100.00       100.00
                                    ADB FLOATING RATE               0.0000%    21/07/2000   15/02/2015          75.00        75.00
                                    ADB FLOATING RATE               0.0000%    16/11/2000   15/08/2025          25.00        25.00
                                    ADB FLOATING RATE               0.0000%    19/11/2001   15/08/2016          75.00        75.00
                                    ADB FLOATING RATE               0.0000%    22/10/2001   15/09/2025          75.00        75.00
                                    COST QUA. BOR. IBRD 6M          0.5000%    22/12/1989   15/03/2010         200.00       200.00
                                    COST QUA. BOR. IBRD 6M          0.5000%    04/06/1984   01/07/2004          90.95        90.95
                                    COST QUA. BOR. IBRD 6M          0.5000%    19/01/1990   01/02/2010          40.00        40.00
                                    COST QUA. BOR. IBRD 6M          0.5000%    31/05/1989   15/06/2009         300.00       300.00
                                    COST QUA. BOR. IBRD 6M          0.5000%    26/09/1984   01/10/2004         150.00       150.00
                                    COST QUA. BOR. IBRD 6M          0.5000%    09/11/1989   15/09/2009          70.10        70.10
                                    COST QUA. BOR. IBRD 6M          0.5000%    10/08/1984   15/08/2004          35.81        35.81
                                    COST QUA. BOR. IBRD 6M          0.5000%    16/03/1990   15/04/2010          40.00        40.00
                                    COST QUA. BOR. IBRD 6M          0.5000%    09/06/1993   01/08/2013          28.36        28.36
                                    COST QUA. BOR. IBRD 6M          0.5000%    09/06/1993   01/08/2013          22.94        22.94
                                    COST QUA. BOR. IBRD 6M          0.5000%    23/12/1992   01/02/2013         200.00       200.00
                                    COST QUA. BOR. IBRD 6M          0.5000%    05/02/1992   15/03/2012          90.79        90.79
                                    COST QUA. BOR. IBRD 6M          0.5000%    05/02/1992   15/03/2012          59.21        59.21
                                    COST QUA. BOR. IBRD 6M          0.5000%    15/07/1993   01/03/2013          37.54        37.54
                                    COST QUA. BOR. IBRD 6M          0.5000%    15/07/1993   01/03/2013          25.46        25.46
                                    COST QUA. BOR. IBRD 6M          0.5000%    19/06/1986   01/01/2006          82.00        82.00
                                    COST QUA. BOR. IBRD 6M          0.5000%    01/09/1988   01/08/2008         200.00       200.00
                                    COST QUA. BOR. IBRD 6M          0.5000%    09/07/1990   15/09/2010         200.00       200.00
                                    COST QUA. BOR. IBRD 6M          0.5000%    07/02/1984   01/02/2004          24.97        24.97
                                    COST QUA. BOR. IBRD 6M          0.5000%    13/06/1988   15/08/2008          45.00        45.00
                                    COST QUA. BOR. IBRD 6M          0.5000%    28/04/1995   01/04/2015           1.30         1.30
                                    COST QUA. BOR. IBRD 6M          0.5000%    28/04/1995   01/04/2015          16.70        16.70
                                    COST QUA. BOR. IBRD 6M          0.5000%    10/06/1983   01/06/2003          35.92        35.92
                                    COST QUA. BOR. IBRD 6M          0.5000%    30/03/1987   01/01/2007         300.00       300.00
                                    COST QUA. BOR. IBRD 6M          0.5000%    11/07/1991   15/08/2011         139.44       139.44
                                    COST QUA. BOR. IBRD 6M          0.5000%    11/07/1991   15/08/2011          18.56        18.56
                                    COST QUA. BOR. IBRD 6M          0.5000%    02/04/1985   01/05/2005           3.95         3.95
                                    COST QUA. BOR. IBRD 6M          0.5000%    01/09/1988   15/08/2008         125.26       125.26
                                    COST QUA. BOR. IBRD 6M          0.5000%    27/04/1983   15/05/2003         302.25       302.25
                                    INTEREST FREE                   1.0000%    20/12/1974   01/10/2014           5.77         5.77
                                    INTEREST FREE                   1.0000%    10/11/1978   01/10/2018          14.00        14.00
                                    INTEREST FREE                   1.0000%    27/08/1979   01/02/2019          12.34        12.34
                                    INTEREST FREE                   1.0000%    22/10/1980   15/09/2020          12.20        12.20
                                    INTEREST FREE                   1.0000%    12/10/1981   01/09/2021          12.11        12.11
                                    INTEREST FREE                   1.0000%    05/01/1973   01/09/2022          12.70        12.70
                                    INTEREST FREE                   1.0000%    05/04/1974   15/04/2024           9.50         9.50
                                    INTEREST FREE                   1.0000%    21/04/1978   15/12/2027          21.52        21.52
                                    INTEREST FREE                   1.0000%    27/06/1979   01/06/2029          32.22        32.22
                                    FIXED RATE                      0.3000%    28/05/2002   30/11/2032           4.40         4.40
                                    FIXED RATE                      0.3000%    28/05/2002   30/11/2032           6.78         6.78
                                    FIXED RATE                      0.3000%    28/05/2002   30/11/2032          18.56        18.56
                                    FIXED RATE                      1.0000%    22/09/2000   04/10/2030           7.01         7.01
                                    FIXED RATE                      1.0000%    03/08/2001   31/12/2031          40.00        40.00
                                    FIXED RATE                      1.5000%    11/07/1996   17/03/2026          25.18        25.18
                                       OUTSTANDING BALANCE
                                              AS OF
                                        DECEMBER 31, 2002
                                    -------------------------
                                     (IN ORIG.       (IN US
CURRENCY                               CURR)       DOLLAR)(2)
--------                            ------------   ----------
                                          19.19        19.19
                                          16.45        16.45
                                          52.12        52.12
                                           7.73         7.73
                                          66.14        66.14
                                          18.56        18.56
                                         286.18       286.18
                                          90.79        90.79
                                          10.18        10.18
                                           5.07         5.07
                                           4.27         4.27
                                           1.24         1.24
                                           6.45         6.45
                                           3.28         3.28
                                           2.40         2.40
                                          18.56        18.56
                                           8.30         8.30
                                          30.00        30.00
                                           2.50         2.50
                                          40.00        40.00
                                           1.49         1.49
                                           1.46         1.46
                                          75.00        75.00
                                           1.81         1.81
                                         126.52       126.52
                                          11.52        11.52
                                          26.35        26.35
                                         171.44       171.44
                                          20.00        20.00
                                          41.02        41.02
                                           4.46         4.46
                                          19.84        19.84
                                          23.53        23.53
                                          15.29        15.29
                                         161.31       161.31
                                          66.90        66.90
                                          46.47        46.47
                                          30.17        30.17
                                          16.36        16.36
                                          21.78        21.78
                                         107.60       107.60
                                         116.91       116.91
                                           2.06         2.06
                                          12.63        12.63
                                           1.17         1.17
                                           8.99         8.99
                                           1.08         1.08
                                          90.00        90.00
                                         100.71       100.71
                                           3.99         3.99
                                           0.62         0.62
                                          67.38        67.38
                                          10.08        10.08
                                           2.77         2.77
                                           8.96         8.96
                                           8.14         8.14
                                           8.75         8.75
                                           9.20         9.20
                                           7.62         7.62
                                           6.13         6.13
                                          16.14        16.14
                                          25.62        25.62
                                           1.95         1.95
                                           2.12         2.12
                                           5.96         5.96
                                           6.91         6.91
                                          39.73        39.73
                                          25.75        25.75

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                                                                                              ORIGINAL AMOUNT
                                                              INTEREST RATE/                                    CONTRACTED
                                                                 SPREAD/                                 -------------------------
                                                              SERVICE CHARGE      YEAR       YEAR OF      (IN ORIG.       (IN US
CURRENCY                              INTEREST RATE BASIS      (PER ANNUM)     CONTRACTED    MATURITY       CURR)       DOLLAR)(2)
--------                            ------------------------  --------------   ----------   ----------   ------------   ----------
                                    FIXED RATE                      1.7500%    06/08/2000   15/12/2016          10.00        10.00
                                    FIXED RATE                      2.0000%    24/12/1980   01/10/2021           4.87         4.87
                                    FIXED RATE                      2.0000%    23/07/1982   15/04/2023           4.15         4.15
                                    FIXED RATE                      2.0000%    03/04/1984   19/08/2021           0.04         0.04
                                    FIXED RATE                      2.0000%    24/03/1975   31/05/2017          15.00        15.00
                                    FIXED RATE                      2.0000%    29/07/1975   16/02/2017           3.47         3.47
                                    FIXED RATE                      2.0000%    22/12/1975   13/09/2017           4.84         4.84
                                    FIXED RATE                      2.0000%    11/03/1974   07/12/2016           1.38         1.38
                                    FIXED RATE                      2.0000%    28/04/1976   25/04/2017           8.90         8.90
                                    FIXED RATE                      2.0000%    27/06/1977   27/04/2018           2.93         2.93
                                    FIXED RATE                      2.0000%    13/01/1978   18/05/2019           4.86         4.86
                                    FIXED RATE                      2.0000%    13/01/1978   09/11/2018           1.46         1.46
                                    FIXED RATE                      2.0000%    18/08/1978   14/10/2018           0.68         0.68
                                    FIXED RATE                      2.0000%    23/02/1979   08/04/2020          10.61        10.61
                                    FIXED RATE                      2.0000%    28/03/1980   05/03/2021           6.36         6.36
                                    FIXED RATE                      2.0000%    15/02/1979   28/04/2021           4.13         4.13
                                    FIXED RATE                      2.0000%    15/02/1978   15/05/2021           3.98         3.98
                                    FIXED RATE                      2.0000%    16/07/1979   15/09/2020           3.63         3.63
                                    FIXED RATE                      2.0000%    01/08/1979   11/01/2022           0.83         0.83
                                    FIXED RATE                      2.0000%    01/08/1978   06/01/2024           0.44         0.44
                                    FIXED RATE                      2.0000%    29/08/1980   13/10/2021           0.39         0.39
                                    FIXED RATE                      2.0000%    06/11/1981   06/11/2021           9.65         9.65
                                    FIXED RATE                      2.0000%    28/05/1981   26/08/2022           0.91         0.91
                                    FIXED RATE                      2.0000%    29/08/1980   01/06/2021           2.09         2.09
                                    FIXED RATE                      2.0000%    25/09/1981   15/03/2022           3.04         3.04
                                    FIXED RATE                      2.0000%    30/09/1981   17/08/2021           0.82         0.82
                                    FIXED RATE                      2.0000%    31/08/1982   14/06/2023           0.81         0.81
                                    FIXED RATE                      2.0000%    29/09/1982   28/04/2023           0.21         0.21
                                    FIXED RATE                      2.0000%    23/05/1984   02/06/2023           0.04         0.04
                                    FIXED RATE                      2.0000%    31/08/1983   16/11/2024           0.18         0.18
                                    FIXED RATE                      2.0000%    24/08/1979   20/02/2021           1.05         1.05
                                    FIXED RATE                      2.0000%    28/10/1980   16/12/2023           3.74         3.74
                                    FIXED RATE                      2.0000%    04/12/1980   28/10/2023           0.49         0.49
                                    FIXED RATE                      2.0000%    21/07/1982   12/09/2023           0.29         0.29
                                    FIXED RATE                      2.0000%    30/07/1983   16/04/2025           0.98         0.98
                                    FIXED RATE                      2.0000%    29/07/1983   01/10/2024           0.06         0.06
                                    FIXED RATE                      2.0000%    26/03/1984   10/10/2024           0.35         0.35
                                    FIXED RATE                      2.0000%    15/02/1979   22/11/2022           0.74         0.74
                                    FIXED RATE                      2.0000%    30/06/1980   14/02/2023           2.30         2.30
                                    FIXED RATE                      2.0000%    01/06/1994   23/11/2019          14.97        14.97
                                    FIXED RATE                      2.0000%    20/06/1986   13/10/2016          31.99        31.99
                                    FIXED RATE                      2.0000%    19/05/1988   03/07/2018          29.99        29.99
                                    FIXED RATE                      2.0000%    31/07/1990   25/10/2020          21.00        21.00
                                    FIXED RATE                      2.0000%    02/08/1999   30/12/2019          15.13        15.13
                                    FIXED RATE                      2.0000%    02/08/1999   11/02/2020          14.87        14.87
                                    FIXED RATE                      2.0000%    04/05/1972   26/12/2002           9.64         9.64
                                    FIXED RATE                      2.0000%    08/07/1985   25/10/2015          40.00        40.00
                                    FIXED RATE                      2.0000%    12/07/2000   19/01/2021          23.35        23.35
                                    FIXED RATE                      2.0000%    12/07/2000   19/01/2021          16.65        16.65
                                    FIXED RATE                      2.5000%    30/06/1997   28/04/2014           9.48         9.48
                                    FIXED RATE                      3.0000%    29/06/1973   01/05/2003           6.00         6.00
                                    FIXED RATE                      3.0000%    04/12/1980   06/04/2022           2.30         2.30
                                    FIXED RATE                      3.0000%    06/07/1989   06/07/2007         100.00       100.00
                                    FIXED RATE                      3.0000%    17/05/1991   01/10/2021          15.00        15.00
                                    FIXED RATE                      3.0000%    30/01/1992   05/04/2022          20.00        20.00
                                    FIXED RATE                      3.0000%    30/04/1993   26/11/2023          20.00        20.00
                                    FIXED RATE                      3.0000%    30/10/2001   30/10/2011          35.00        35.00
                                    FIXED RATE                      3.0000%    19/09/2002   01/12/2016          41.25        41.25
                                    FIXED RATE                      3.0250%    30/03/1988   15/10/2004           6.50         6.50
                                    FIXED RATE                      3.2500%    27/09/1990   15/04/2006           4.89         4.89
                                    FIXED RATE                      3.2500%    22/09/1997   22/03/2014          10.00        10.00
                                    FIXED RATE                      3.4000%    01/03/1996   15/12/2012          22.95        22.95
                                    FIXED RATE                      3.4000%    06/06/1997   15/12/2014          36.82        36.82
                                    FIXED RATE                      3.4000%    01/05/1998   15/05/2014          38.51        38.51
                                    FIXED RATE                      3.9500%    23/12/1994   28/01/2006           6.13         6.13
                                    FIXED RATE                      4.0000%    16/07/1998   05/11/2018          10.00        10.00
                                    FIXED RATE                      4.5500%    28/05/2002   31/01/2009           4.40         4.40
                                    FIXED RATE                      4.5500%    28/05/2002   30/11/2008           6.78         6.78
                                       OUTSTANDING BALANCE
                                              AS OF
                                        DECEMBER 31, 2002
                                    -------------------------
                                     (IN ORIG.       (IN US
CURRENCY                               CURR)       DOLLAR)(2)
--------                            ------------   ----------
                                           1.65         1.65
                                           3.52         3.52
                                           4.20         4.20
                                           0.03         0.03
                                           8.81         8.81
                                           2.04         2.04
                                           2.92         2.92
                                           0.79         0.79
                                           5.23         5.23
                                           1.82         1.82
                                           3.08         3.08
                                           0.92         0.92
                                           0.45         0.45
                                           7.22         7.22
                                           4.52         4.52
                                           2.93         2.93
                                           2.83         2.83
                                           2.52         2.52
                                           0.61         0.61
                                           0.35         0.35
                                           0.28         0.28
                                           6.98         6.98
                                           0.68         0.68
                                           1.48         1.48
                                           2.24         2.24
                                           0.61         0.61
                                           0.62         0.62
                                           0.16         0.16
                                           0.03         0.03
                                           0.15         0.15
                                           0.74         0.74
                                           2.92         2.92
                                           0.40         0.40
                                           0.23         0.23
                                           0.81         0.81
                                           0.05         0.05
                                           0.29         0.29
                                           0.55         0.55
                                           1.76         1.76
                                          12.12        12.12
                                          17.22        17.22
                                          18.45        18.45
                                          14.54        14.54
                                          15.13        15.13
                                          14.87        14.87
                                           0.00         0.00
                                          20.00        20.00
                                          23.35        23.35
                                          16.64        16.64
                                           9.01         9.01
                                           0.18         0.18
                                           1.67         1.67
                                          42.22        42.22
                                          11.87        11.87
                                          16.67        16.67
                                          17.50        17.50
                                           0.00         0.00
                                          41.25        41.25
                                           1.08         1.08
                                           1.71         1.71
                                           1.69         1.69
                                          22.95        22.95
                                          27.81        27.81
                                          38.51        38.51
                                           0.00         0.00
                                          10.00        10.00
                                           0.00         0.00
                                           0.00         0.00

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                                                                                              ORIGINAL AMOUNT
                                                              INTEREST RATE/                                    CONTRACTED
                                                                 SPREAD/                                 -------------------------
                                                              SERVICE CHARGE      YEAR       YEAR OF      (IN ORIG.       (IN US
CURRENCY                              INTEREST RATE BASIS      (PER ANNUM)     CONTRACTED    MATURITY       CURR)       DOLLAR)(2)
--------                            ------------------------  --------------   ----------   ----------   ------------   ----------
                                    FIXED RATE                      4.5500%    28/05/2002   30/09/2008          18.56        18.56
                                    FIXED RATE                      5.2000%    05/03/1998   15/10/2010          24.99        24.99
                                    FIXED RATE                      5.2000%    08/11/1999   15/11/2012          99.45        99.45
                                    FIXED RATE                      5.9500%    23/12/1994   01/03/2006          34.75        34.75
                                    FIXED RATE                      7.1800%    22/09/2000   05/04/2008           7.01         7.01
                                    FIXED RATE                      7.5000%    29/06/1973   01/05/2003           3.59         3.59
                                    FIXED RATE                      7.5000%    26/11/1973   01/09/2003           4.20         4.20
                                    FIXED RATE                      7.6000%    07/11/1979   01/09/2009          39.65        39.65
                                    FIXED RATE                      7.7000%    09/06/1978   15/04/2008          23.50        23.50
                                    FIXED RATE                      7.7300%    06/04/1990   15/07/2010          40.88        40.88
                                    FIXED RATE                      7.7300%    06/04/1990   15/07/2010          80.92        80.92
                                    FIXED RATE                      7.7300%    09/07/1990   15/09/2010          85.00        85.00
                                    FIXED RATE                      7.7300%    08/11/1990   01/08/2010          18.63        18.63
                                    FIXED RATE                      7.7300%    08/11/1990   01/08/2010          27.57        27.57
                                    FIXED RATE                      7.7300%    08/11/1990   01/11/2010         125.00       125.00
                                    FIXED RATE                      7.7300%    05/02/1992   15/04/2012          61.00        61.00
                                    FIXED RATE                      7.7300%    31/03/1992   15/06/2012          33.25        33.25
                                    FIXED RATE                      7.7300%    31/03/1992   15/06/2012          34.75        34.75
                                    FIXED RATE                      7.7500%    31/05/1989   01/03/2009          60.00        60.00
                                    FIXED RATE                      8.0000%    23/07/1996   20/10/2006          25.75        25.75
                                    FIXED RATE                      8.0000%    20/06/1997   30/05/2013           9.48         9.48
                                    FIXED RATE                      8.0600%    14/09/1994   15/04/2006          20.42        20.42
                                    FIXED RATE                      8.3000%    06/09/1977   15/04/2007          17.53        17.53
                                    FIXED RATE                      8.6000%    31/12/1991   30/11/2004          51.95        51.95
                                    FIXED RATE                      8.7500%    07/07/1975   01/05/2005          12.80        12.80
                                    FIXED RATE                      8.7500%    18/12/1975   01/11/2005          25.98        25.98
                                    FIXED RATE                      8.9000%    15/12/1976   15/07/2006          14.60        14.60
                                    FIXED RATE                      9.0000%    06/11/1980   15/07/2004          30.00        30.00
                                    FIXED RATE                      9.2000%    07/11/1989   15/10/2003           8.76         8.76
                                    FIXED RATE                     10.0000%    12/10/1981   01/09/2011          20.79        20.79
                                    FIXED RATE                     10.1000%    17/11/1981   01/08/2006          20.17        20.17
                                    FIXED RATE                     10.1000%    04/12/1981   01/09/2006           2.48         2.48
                                    FIXED RATE                     10.2500%    28/12/1984   15/04/2008          20.63        20.63
                                    FIXED RATE                     10.5000%    23/12/1983   15/11/2013          38.30        38.30
                                    FIXED RATE                     10.5000%    23/12/1983   01/10/2003           4.17         4.17
                                    FIXED RATE                     10.5000%    23/12/1983   15/10/2013          25.15        25.15
                                    FIXED RATE                     11.0000%    03/11/1982   01/09/2012          18.80        18.80
                                    FIXED RATE                     11.0000%    01/12/1982   01/05/2006          47.39        47.39
                                    FIXED RATE                     11.0000%    20/05/1983   01/01/2010          21.77        21.77
                                    LIBOR 6 MONTHS DEPOSIT          0.0000%    03/06/1994   01/06/2024           5.00         5.00
                                    LIBOR 6 MONTHS DEPOSIT          0.0000%    03/06/1994   01/06/2024          10.00        10.00
                                    LIBOR 6 MONTHS DEPOSIT          0.0000%    05/02/1992   01/02/2022          50.00        50.00
                                    LIBOR 6 MONTHS DEPOSIT          0.0000%    10/03/1995   10/03/2015          26.50        26.50
                                    LIBOR 6 MONTHS DEPOSIT          0.0000%    14/12/1999   15/12/2019          27.50        27.50
                                    LIBOR 6 MONTHS DEPOSIT          0.0000%    25/02/2000   04/15/2020          10.00        10.00
                                    LIBOR 6 MONTHS DEPOSIT          0.0000%    10/04/2000   15/02/2020         150.00       150.00
                                    LIBOR 6 MONTHS DEPOSIT          0.0000%    20/10/2000   09/01/2020           4.79         4.79
                                    LIBOR 6 MONTHS DEPOSIT          0.0000%    08/08/2001   01/05/2021          60.00        60.00
                                    LIBOR 6 MONTHS DEPOSIT          0.5000%    20/12/1996   15/01/2017         113.40       113.40
                                    LIBOR 6 MONTHS DEPOSIT          0.5000%    20/12/1996   15/01/2018          50.00        50.00
                                    LIBOR 6 MONTHS DEPOSIT          0.5000%    20/12/1997   15/01/2019          58.00        58.00
                                    LIBOR 6 MONTHS DEPOSIT          0.5000%    09/09/1997   15/06/2018          50.00        50.00
                                    LIBOR 6 MONTHS DEPOSIT          0.5000%    08/04/1998   15/06/2018          10.00        10.00
                                    LIBOR 6 MONTHS DEPOSIT          0.5000%    08/04/1998   15/06/2018          19.00        19.00
                                    LIBOR 6 MONTHS DEPOSIT          0.5000%    12/09/2002   15/04/2019         100.00       100.00
                                    LIBOR 6 MONTHS DEPOSIT          0.5000%    07/10/2002   15/04/2022         100.00       100.00
                                    LIBOR 6 MONTHS DEPOSIT          0.6250%    18/03/1992   15/12/2003           9.39         9.39
                                    LIBOR 6 MONTHS DEPOSIT          0.6250%    01/04/1992   15/06/2003           4.29         4.29
                                    LIBOR 6 MONTHS DEPOSIT          0.6250%    06/08/1992   15/06/2003           0.99         0.99
                                    LIBOR 6 MONTHS DEPOSIT          0.7500%    11/12/1998   15/09/2018         300.00       300.00
                                    LIBOR 6 MONTHS DEPOSIT          0.7500%    23/03/1999   15/05/2019         100.00       100.00
                                    LIBOR 6 MONTHS DEPOSIT          1.1000%    19/10/2000   24/10/2003         100.00       100.00
                                    LIBOR 6 MONTHS DEPOSIT          1.6000%    19/10/2000   24/10/2005         300.00       300.00
                                    LIBOR 6 MONTHS DEPOSIT          2.9000%    04/07/2001   15/12/2003         100.00       100.00
   B. RELENT TO GOCC's                                                                                                    3,563.79
                                                                                                                        ----------
      BELGIAN FRANC                                                                                          1,231.67        31.69
                                                                                                         ------------   ----------
                                    INTEREST FREE                   0.0000%    30/10/1992   31/12/2022         150.00         3.86
                                       OUTSTANDING BALANCE
                                              AS OF
                                        DECEMBER 31, 2002
                                    -------------------------
                                     (IN ORIG.       (IN US
CURRENCY                               CURR)       DOLLAR)(2)
--------                            ------------   ----------
                                           0.56         0.56
                                          12.72        12.72
                                          86.13        86.13
                                          15.50        15.50
                                           6.32         6.32
                                           0.16         0.16
                                           0.37         0.37
                                          19.63        19.63
                                           9.70         9.70
                                          19.71        19.71
                                          50.64        50.64
                                          29.24        29.24
                                           6.40         6.40
                                          17.09        17.09
                                          72.53        72.53
                                          41.71        41.71
                                          20.97        20.97
                                          25.29        25.29
                                          34.28        34.28
                                          13.63        13.63
                                           5.56         5.56
                                           6.28         6.28
                                           6.21         6.21
                                           0.00         0.00
                                           2.87         2.87
                                           6.73         6.73
                                           4.95         4.95
                                           5.85         5.85
                                           1.34         1.34
                                          13.59        13.59
                                           7.58         7.58
                                           0.92         0.92
                                           9.96         9.96
                                          27.16        27.16
                                           0.53         0.53
                                          17.86        17.86
                                          12.31        12.31
                                          16.20        16.20
                                          13.28        13.28
                                           5.00         5.00
                                          19.50        19.50
                                          10.00        10.00
                                          14.35        14.35
                                           5.69         5.69
                                          63.52        63.52
                                          37.35        37.35
                                           1.26         1.26
                                           3.31         3.31
                                          30.76        30.76
                                          46.15        46.15
                                          26.77        26.77
                                          12.67        12.67
                                           9.83         9.83
                                           8.22         8.22
                                           1.00         1.00
                                           0.00         0.00
                                           1.41         1.41
                                           0.43         0.43
                                           0.10         0.10
                                         100.00       100.00
                                           4.62         4.62
                                         100.00       100.00
                                         300.00       300.00
                                         100.00       100.00
   B. RELENT TO GOCC's                              1,736.52
                                                   ---------
      BELGIAN FRANC                      664.71        17.10
                                     ----------    ---------
                                         140.13         3.61

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                                                                                              ORIGINAL AMOUNT
                                                              INTEREST RATE/                                    CONTRACTED
                                                                 SPREAD/                                 -------------------------
                                                              SERVICE CHARGE      YEAR       YEAR OF      (IN ORIG.       (IN US
CURRENCY                              INTEREST RATE BASIS      (PER ANNUM)     CONTRACTED    MATURITY       CURR)       DOLLAR)(2)
--------                            ------------------------  --------------   ----------   ----------   ------------   ----------
                                    INTEREST FREE                   0.0000%    23/12/1983   31/12/2013         100.00         2.57
                                    INTEREST FREE                   0.0000%    29/11/1982   31/12/2012         100.00         2.57
                                    INTEREST FREE                   0.0000%    04/11/1981   31/12/2011         300.00         7.72
                                    INTEREST FREE                   0.0000%    11/08/1980   31/12/2010         450.00        11.58
                                    INTEREST FREE                   0.0000%    11/03/1996   31/12/2025         131.67         3.39
      SWISS FRANC                                                                                               12.07         8.61
                                                                                                         ------------   ----------
                                    FIXED RATE                      8.3000%    10/03/1989   31/12/2003          12.07         8.61
      DEUTSCHE MARK                                                                                            131.93        70.02
                                                                                                         ------------   ----------
                                    FIXED RATE                      2.0000%    10/07/1989   31/12/2019          32.40        17.20
                                    FIXED RATE                      2.0000%    22/03/1982   30/06/2012           9.70         5.15
                                    FIXED RATE                      2.0000%    10/07/1989   31/12/2019          14.40         7.64
                                    FIXED RATE                      2.0000%    10/07/1989   31/12/2019          62.80        33.33
                                    FIXED RATE                      2.0000%    10/04/1981   31/12/2015          12.63         6.70
      DANISH KRONE                                                                                             110.00        15.37
                                                                                                         ------------   ----------
                                    INTEREST FREE                   0.0000%    20/02/1985   01/04/2009          95.00        13.28
                                    INTEREST FREE                   0.0000%    20/02/1985   01/10/2009          15.00         2.10
      POUNDS STERLING                                                                                            5.49         8.78
                                                                                                         ------------   ----------
                                    FIXED RATE                      2.0000%    12/03/1980   12/03/2005           3.52         5.64
                                    FIXED RATE                      2.0000%    23/09/1980   23/09/2005           1.97         3.15
      JAPANESE YEN                                                                                         378,891.88     3,159.58
                                                                                                         ------------   ----------
                                    FIXED RATE                      0.7500%    07/04/2000   20/04/2040       1,587.00        13.23
                                    FIXED RATE                      0.7500%    07/04/2000   20/04/2040         821.00         6.85
                                    FIXED RATE                      0.7500%    10/09/1998   20/09/2038      23,668.00       197.37
                                    FIXED RATE                      1.0000%    07/04/2000   20/04/2040      20,675.00       172.41
                                    FIXED RATE                      1.0000%    07/04/2000   20/04/2040       7,445.00        62.08
                                    FIXED RATE                      2.0000%    05/09/1973   31/08/2003       4,513.55        37.64
                                    FIXED RATE                      2.0000%    16/08/1995   31/07/2025         545.40         4.55
                                    FIXED RATE                      2.7000%    26/05/1989   20/05/2019       6,300.00        52.54
                                    FIXED RATE                      2.7000%    28/06/1990   15/11/2010       5,066.00        42.25
                                    FIXED RATE                      2.7000%    16/07/1991   20/04/2021       2,005.00        16.72
                                    FIXED RATE                      2.7000%    16/07/1991   20/06/2021       5,788.00        48.27
                                    FIXED RATE                      2.7000%    26/05/1992   20/05/2022       1,094.00         9.12
                                    FIXED RATE                      2.7000%    16/07/1991   20/06/2021       8,283.00        69.07
                                    FIXED RATE                      2.7000%    16/07/1991   20/06/2021       4,028.00        33.59
                                    FIXED RATE                      2.7000%    18/03/1997   20/03/2027      25,665.00       214.02
                                    FIXED RATE                      2.7000%    18/03/1997   20/03/2027         679.00         5.66
                                    FIXED RATE                      2.7000%    26/05/1989   20/05/2019       5,054.00        42.15
                                    FIXED RATE                      3.0000%    29/01/1993   20/07/2022       3,563.90        29.72
                                    FIXED RATE                      3.0000%    31/03/1993   20/03/2023       6,112.00        50.97
                                    FIXED RATE                      3.0000%    19/08/1993   20/08/2023      18,120.00       151.10
                                    FIXED RATE                      3.0000%    19/08/1993   20/08/2023       1,259.00        10.50
                                    FIXED RATE                      3.0000%    12/08/1994   20/08/2024      11,433.00        95.34
                                    FIXED RATE                      3.0000%    07/12/1994   20/12/2024       7,056.00        58.84
                                    FIXED RATE                      3.0000%    07/12/1994   20/12/2024       6,630.00        55.29
                                    FIXED RATE                      3.0000%    20/12/1994   20/12/2024       5,513.00        45.97
                                    FIXED RATE                      3.0000%    20/12/1994   20/12/2024      10,756.00        89.69
                                    FIXED RATE                      3.0000%    20/12/1994   20/12/2024       2,896.00        24.15
                                    FIXED RATE                      3.0000%    20/12/1994   20/12/2024         457.00         3.81
                                    FIXED RATE                      3.0000%    20/12/1994   20/12/2024       9,795.00        81.68
                                    FIXED RATE                      3.0000%    20/12/1994   20/12/2024       6,212.00        51.80
                                    FIXED RATE                      3.0000%    20/06/1980   20/06/2010      14,832.73       123.69
                                    FIXED RATE                      3.0000%    20/06/1980   20/06/2010       1,529.75        12.76
                                    FIXED RATE                      3.0000%    16/06/1981   20/06/2011       8,516.35        71.02
                                    FIXED RATE                      3.0000%    16/06/1981   20/06/2011       7,554.76        63.00
                                    FIXED RATE                      3.0000%    16/06/1981   20/06/2011       4,507.27        37.59
                                    FIXED RATE                      3.0000%    16/06/1981   20/06/2011         136.58         1.14
                                    FIXED RATE                      3.0000%    31/05/1982   20/05/2012      25,489.96       212.56
                                    FIXED RATE                      3.0000%    31/05/1982   20/05/2012         467.92         3.90
                                    FIXED RATE                      3.0000%    31/05/1982   20/05/2012         149.16         1.24
                                    FIXED RATE                      3.0000%    09/09/1983   20/09/2013       6,510.19        54.29
                                    FIXED RATE                      3.0000%    09/09/1983   20/09/2013       4,500.00        37.53
                                    FIXED RATE                      3.0000%    09/09/1983   20/09/2013         169.79         1.42
                                    FIXED RATE                      3.0000%    27/01/1988   20/01/2018       1,272.00        10.61
                                    FIXED RATE                      3.0000%    27/01/1988   20/01/2018       6,015.00        50.16
                                    FIXED RATE                      3.0000%    27/01/1988   20/01/2018       2,478.00        20.66
                                    FIXED RATE                      3.0000%    27/01/1988   20/01/2018         192.00         1.60
                                       OUTSTANDING BALANCE
                                              AS OF
                                        DECEMBER 31, 2002
                                    -------------------------
                                     (IN ORIG.       (IN US
CURRENCY                               CURR)       DOLLAR)(2)
--------                            ------------   ----------
                                          41.25         1.06
                                          37.50         0.96
                                         135.00         3.47
                                         180.00         4.63
                                         130.83         3.37
      SWISS FRANC                          0.08         0.05
                                     ----------    ---------
                                           0.08         0.05
      DEUTSCHE MARK                       89.42        47.45
                                     ----------    ---------
                                          14.93         7.92
                                           4.74         2.52
                                          11.94         6.34
                                          52.30        27.76
                                           5.51         2.92
      DANISH KRONE                        38.76         5.42
                                     ----------    ---------
                                          32.89         4.60
                                           5.87         0.82
      POUNDS STERLING                      0.33         0.52
                                     ----------    ---------
                                           0.00         0.00
                                           0.33         0.52
      JAPANESE YEN                   183,955.70     1,534.01
                                     ----------    ---------
                                         510.65         4.26
                                         513.51         4.28
                                       1,140.33         9.51
                                         435.79         3.63
                                       2,074.35        17.30
                                         225.68         1.88
                                         541.35         4.51
                                       3,998.61        33.34
                                       4,224.01        35.22
                                       1,673.70        13.96
                                       4,960.70        41.37
                                         750.13         6.26
                                       6,690.67        55.79
                                       3,018.68        25.17
                                      17,363.11       144.79
                                           0.00         0.00
                                       4,053.89        33.81
                                       3,155.77        26.32
                                       2,987.05        24.91
                                      18,014.15       150.22
                                       1,195.84         9.97
                                       9,739.81        81.22
                                       1,369.25        11.42
                                         696.63         5.81
                                       5,164.02        43.06
                                         320.15         2.67
                                       1,218.99        10.17
                                         213.91         1.78
                                       9,325.00        77.76
                                       1,524.35        12.71
                                       5,426.60        45.25
                                         559.65         4.67
                                       3,531.16        29.45
                                       3,132.45        26.12
                                       1,868.86        15.58
                                          56.61         0.47
                                      11,812.40        98.50
                                         216.83         1.81
                                          69.10         0.58
                                       3,493.25        29.13
                                       2,412.63        20.12
                                          91.08         0.76
                                         714.71         5.96
                                       4,487.16        37.42
                                          46.41         0.39
                                         127.84         1.07

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                                                                                              ORIGINAL AMOUNT
                                                              INTEREST RATE/                                    CONTRACTED
                                                                 SPREAD/                                 -------------------------
                                                              SERVICE CHARGE      YEAR       YEAR OF      (IN ORIG.       (IN US
CURRENCY                              INTEREST RATE BASIS      (PER ANNUM)     CONTRACTED    MATURITY       CURR)       DOLLAR)(2)
--------                            ------------------------  --------------   ----------   ----------   ------------   ----------
                                    FIXED RATE                      3.2500%    14/01/1978   20/01/2003      10,404.52        86.76
                                    FIXED RATE                      3.2500%    14/01/1978   20/01/2003       3,957.73        33.00
                                    FIXED RATE                      3.2500%    09/11/1978   20/11/2008       4,433.24        36.97
                                    FIXED RATE                      3.2500%    02/02/1979   20/02/2009       6,999.93        58.37
                                    FIXED RATE                      3.2500%    14/01/1978   20/01/2003       3,013.92        25.13
                                    FIXED RATE                      3.5000%    07/05/1984   20/05/2014       2,900.51        24.19
                                    FIXED RATE                      3.5000%    30/05/1986   20/05/2016         142.80         1.19
                                    FIXED RATE                      4.0000%    09/09/1983   20/09/2013       9,297.91        77.54
                                    FIXED RATE                      4.0000%    25/09/1987   20/09/2017      40,400.00       336.90
      SPECIAL DRAWING RIGHT                                                                                     35.17        47.50
                                                                                                         ------------   ----------
                                    INTEREST FREE                   0.7500%    08/05/1996   01/01/2036          10.15        13.71
                                    INTEREST FREE                   1.0000%    04/06/1991   15/08/2025          11.18        15.10
                                    INTEREST FREE                   1.0000%    08/05/1997   01/01/2031          13.84        18.69
      UNITED STATES DOLLAR                                                                                     222.23       222.23
                                                                                                         ------------   ----------
                                    ADB FLOATING RATE               0.0000%    04/06/1991   15/08/2014           6.00         6.00
                                    COST QUA. BOR. IBRD 6M          0.5000%    30/06/1987   01/06/2007          32.00        32.00
                                    COST QUA. BOR. IBRD 6M          0.5000%    10/04/1986   15/11/2006          38.00        38.00
                                    LIBOR 6 MONTHS DEPOSIT          0.5000%    09/09/1997   15/09/2017           2.30         2.30
                                    INTEREST FREE                   1.0000%    03/04/1972   01/03/2022          10.02        10.02
                                    INTEREST FREE                   1.0000%    27/06/1979   15/02/2029          19.22        19.22
                                    FIXED RATE                      2.0000%    24/03/1975   24/03/2016          19.88        19.88
                                    FIXED RATE                      2.0000%    06/08/1976   13/04/2017          14.95        14.95
                                    FIXED RATE                      2.0000%    09/01/1988   30/06/2014          10.00        10.00
                                    FIXED RATE                      2.0000%    06/08/1976   11/04/2017          19.93        19.93
                                    FIXED RATE                      2.0000%    21/07/1989   21/07/2014           2.63         2.63
                                    FIXED RATE                      3.0000%    07/10/1994   18/04/2011           6.00         6.00
                                    FIXED RATE                      7.6000%    07/11/1979   01/10/2003          16.81        16.81
                                    FIXED RATE                     10.1000%    04/12/1981   01/09/2006          24.50        24.50
II. NG ASSUMED DEBT (REAL)                                                                                   2,087.23       317.88
                                                                                                         ------------   ----------
      AUSTRIAN SCHILLING                                                                                        21.81         1.65
                                                                                                         ------------   ----------
                                    AUSTRIAN STATUTORY
                                    EXPORT PROMO SCHEME             0.6000%          1992         2007          21.81         1.65
      BELGIAN FRANC                                                                                             50.00         1.29
                                                                                                         ------------   ----------
                                    FREE                            0.0000%          1986         2012          25.00         0.64
                                    FREE                            0.0000%          1986         2013          25.00         0.64
      DEUTSCHE MARK                                                                                              0.29         0.15
                                                                                                         ------------   ----------
                                    FIXED RATE                      8.6000%          1992         2007           0.29         0.15
      FRENCH FRANC                                                                                               2.57         0.41
                                                                                                         ------------   ----------
                                    TAUX DU MARCHE
                                    OBLIGATAIRE                     0.4000%          1991         2007           2.57         0.41
      POUND STERLING                                                                                             0.17         0.27
                                                                                                         ------------   ----------
                                    LIBOR 6 MONTHS DEPOSIT          0.0000%          1992         2007           0.17         0.27
      JAPANESE YEN                                                                                           1,712.56        14.28
                                                                                                         ------------   ----------
                                    FIXED RATE                      6.3000%          1993         2007       1,296.62        10.81
                                    LONG TERM PRIME RATE            0.1000%          1992         2007         415.94         3.47
      UNITED STATES DOLLAR                                                                                     299.83       299.83
                                                                                                         ------------   ----------
                                    FIXED RATE                      3.0000%          1992         2007           0.23         0.23
                                    FIXED RATE                      3.0000%          1992         2007           0.40         0.40
                                    FIXED RATE                      3.0000%          1992         2007           0.25         0.25
                                    FIXED RATE                      3.5000%          1992         2007           1.06         1.06
                                    FIXED RATE                      3.5000%          1992         2007           0.60         0.60
                                    FIXED RATE                      5.0000%          1981         2004           5.49         5.49
                                    FIXED RATE                      5.0000%          1981         2006           5.49         5.49
                                    FIXED RATE                      5.0000%          1981         2004           5.49         5.49
                                    LIBOR 6 MONTHS DEPOSIT          0.2000%          1992         2007          25.47        25.47
                                    LIBOR 6 MONTHS DEPOSIT          0.2000%          1992         2007           2.63         2.63
                                    LIBOR 6 MONTHS DEPOSIT          0.2000%          1992         2007           0.58         0.58
                                    LIBOR 6 MONTHS DEPOSIT          0.2500%          1990         2007           2.01         2.01
                                    LIBOR 6 MONTHS DEPOSIT          0.5000%          1991         2007           3.13         3.13
                                    LIBOR 6 MONTHS DEPOSIT          0.5000%          1991         2007           1.24         1.24
                                    LIBOR 6 MONTHS DEPOSIT          0.8125%          1986         2003           1.29         1.29
                                    LIBOR 6 MONTHS DEPOSIT          0.8125%          1986         2003           2.10         2.10
                                    LIBOR 6 MONTHS DEPOSIT          0.8125%          1986         2003           8.73         8.73
                                    LIBOR 6 MONTHS DEPOSIT          0.8125%          1986         2003          11.50        11.50
                                       OUTSTANDING BALANCE
                                              AS OF
                                        DECEMBER 31, 2002
                                    -------------------------
                                     (IN ORIG.       (IN US
CURRENCY                               CURR)       DOLLAR)(2)
--------                            ------------   ----------
                                         281.20         2.34
                                         106.97         0.89
                                       1,297.52        10.82
                                       2,219.49        18.51
                                          81.46         0.68
                                       1,627.09        13.57
                                          94.01         0.78
                                       4,989.09        41.60
                                      28,112.07       234.43
      SPECIAL DRAWING RIGHT               31.17        42.10
                                     ----------    ---------
                                           8.39        11.33
                                           9.41        12.71
                                          13.37        18.06
      UNITED STATES DOLLAR                89.86        89.86
                                     ----------    ---------
                                           2.03         2.03
                                           8.96         8.96
                                           8.08         8.08
                                           1.81         1.81
                                           5.86         5.86
                                          15.28        15.28
                                          11.03        11.03
                                           8.79         8.79
                                           3.08         3.08
                                          11.71        11.71
                                           1.68         1.68
                                           1.55         1.55
                                           1.54         1.54
                                           8.47         8.47
II. NG ASSUMED DEBT (REAL)             1,319.15       185.01
                                     ----------    ---------
      AUSTRIAN SCHILLING                  14.02         1.06
                                     ----------    ---------

                                          14.02         1.06
      BELGIAN FRANC                       28.75         0.74
                                     ----------    ---------
                                          13.75         0.35
                                          15.00         0.39
      DEUTSCHE MARK                        0.19         0.10
                                     ----------    ---------
                                           0.19         0.10
      FRENCH FRANC                         1.65         0.26
                                     ----------    ---------

                                           1.65         0.26
      POUND STERLING                       0.11         0.18
                                     ----------    ---------
                                           0.11         0.18
      JAPANESE YEN                     1,100.93         9.18
                                     ----------    ---------
                                         833.54         6.95
                                         267.39         2.23
      UNITED STATES DOLLAR               173.50       173.50
                                     ----------    ---------
                                           0.22         0.22
                                           0.38         0.38
                                           0.24         0.24
                                           1.01         1.01
                                           0.57         0.57
                                           0.92         0.92
                                           1.83         1.83
                                           1.37         1.37
                                           1.69         1.69
                                          16.37        16.37
                                           0.37         0.37
                                           1.29         1.29
                                           2.01         2.01
                                           0.80         0.80
                                           0.13         0.13
                                           0.21         0.21
                                           1.15         1.15
                                           0.09         0.09

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                                                                                              ORIGINAL AMOUNT
                                                              INTEREST RATE/                                    CONTRACTED
                                                                 SPREAD/                                 -------------------------
                                                              SERVICE CHARGE      YEAR       YEAR OF      (IN ORIG.       (IN US
CURRENCY                              INTEREST RATE BASIS      (PER ANNUM)     CONTRACTED    MATURITY       CURR)       DOLLAR)(2)
--------                            ------------------------  --------------   ----------   ----------   ------------   ----------
                                    NEW SHORT TERM EXIMBANK
                                    BORROWING                       0.3750%          1991         2007           0.31         0.31
                                    NEW SHORT TERM EXIMBANK
                                    BORROWING                       0.3750%          1991         2007           0.30         0.30
                                    NEW SHORT TERM EXIMBANK
                                    BORROWING                       0.3750%          1991         2007           0.00         0.00
                                    NEW SHORT TERM EXIMBANK
                                    BORROWING                       0.5000%          1992         2007         151.35       151.35
                                    NEW SHORT TERM EXIMBANK
                                    BORROWING                       0.5000%          1992         2007          32.99        32.99
                                    NEW SHORT TERM EXIMBANK
                                    BORROWING                       0.5000%          1992         2007          14.16        14.16
                                    NEW SHORT TERM EXIMBANK
                                    BORROWING                       0.5000%          1992         2007          23.02        23.02
III. NG SECURITIZED LOANS
     (BRADY BONDS)                                                                                                       14,015.94
                                                                                                                        ----------
   UNITED STATES DOLLAR                                                                                     11,994.53    11,994.53
     OPTION I -- IRB                                                                                           757.38       757.38
                                                                                                         ------------   ----------
      SERIES A                      STEP UP                   4.00% - 7.50%          1992         2007         130.76       130.76
      SERIES B                      STEP UP                   4.00% - 7.50%          1992         2008         626.62       626.62
     OPTION II -- PCIRB                                                                                      1,894.09     1,894.09
                                                                                                         ------------   ----------
      SERIES A                      STEP UP                   4.25% - 7.50%          1992         2018         153.49       153.49
      SERIES B                      STEP UP                   4.25% - 7.50%          1992         2017       1,740.60     1,740.60
     OPTION III -- DEBT
    CONVERSION BONDS                                                                                           696.78       696.78
                                                                                                         ------------   ----------
      SERIES A                      STEP UP                   4.00% - 7.50%          1992         2010           5.31         5.31
      SERIES B                      STEP UP                   4.00% - 7.50%          1992         2009         691.47       691.47
     FIXED RATE BONDS               FIXED                           8.7500%          1996         2016         690.00       690.00
   JAPANESE YEN BONDS (SAMURAI)                                                                             86,600.00     1,139.11
                                                                                                         ------------   ----------
   JAPANESE YEN                                                                                             86,600.00     1,139.11
                                                                                                         ------------   ----------
                                    FIXED                           1.8850%          2001         2011      50,000.00       416.95
                                    FIXED                           3.2000%          2000         2005      35,000.00       291.87
                                    FIXED                           4.3000%          2002         2011      21,600.00       180.12
                                    FIXED                           5.0000%          1996         2003      30,000.00       250.17
   GLOBAL BONDS                                                                                                           8,838.59
                                                                                                                        ----------
   UNITED STATES DOLLAR                                                                                      7,956.29     7,956.29
                                                                                                         ------------   ----------
                                    FIXED                           7.5000%          2002         2007         300.00       300.00
                                    FIXED                           8.3750%          2002         2009       1,000.00     1,000.00
                                    FIXED                           8.3750%          2002         2009         300.00       300.00
                                    FIXED                           8.8750%          1998         2008         500.00       500.00
                                    FIXED                           8.8750%          1998         2008         500.00       500.00
                                    FIXED                           9.0000%          2002         2013         500.00       500.00
                                    FIXED                           9.3750%          2002         2017         750.00       750.00
                                    FIXED                           9.5000%          1999         2024       1,006.29     1,006.29
                                    FIXED                           9.8750%          1999         2019         500.00       500.00
                                    FIXED                           9.8750%          1999         2019         200.00       200.00
                                    FIXED                           9.8750%          1999         2019         400.00       400.00
                                    FIXED                           9.8750%          2000         2010         600.00       600.00
                                    FIXED                          10.6250%          2000         2025       1,000.00     1,000.00
                                    LIBOR 6 MONTHS DEPOSIT          4.2000%          2000         2003         200.00       200.00
                                    LIBOR 6 MONTHS DEPOSIT          3.0500%          2001         2004         200.00       200.00
   EURO                                                                                                        850.00       882.30
                                                                                                         ------------   ----------
                                    FIXED                           8.0000%          1999         2004         350.00       363.30
                                    FIXED                           9.3750%          2001         2006         500.00       519.00

                                       OUTSTANDING BALANCE
                                              AS OF
                                        DECEMBER 31, 2002
                                    -------------------------
                                     (IN ORIG.       (IN US
CURRENCY                               CURR)       DOLLAR)(2)
--------                            ------------   ----------
                                           0.25         0.25
                                           0.19         0.19
                                           0.00         0.00
                                          97.30        97.30
                                          21.21        21.21
                                           9.10         9.10
                                          14.80        14.80
III. NG SECURITIZED LOANS
     (BRADY BONDS)                                 11,857.44
                                                   ---------
   UNITED STATES DOLLAR                9,836.03     9,836.03
     OPTION I -- IRB                     250.04       250.04
                                     ----------    ---------
      SERIES A                            49.15        49.15
      SERIES B                           200.89       200.89
     OPTION II -- PCIRB                  582.68       582.68
                                     ----------    ---------
      SERIES A                           127.52       127.52
      SERIES B                           455.16       455.16
     OPTION III -- DEBT
    CONVERSION BONDS                     357.03       357.03
                                     ----------    ---------
      SERIES A                             3.07         3.07
      SERIES B                           353.96       353.96
     FIXED RATE BONDS                    690.00       690.00
   JAPANESE YEN BONDS (SAMURAI)      136,600.00     1,139.11
                                     ----------    ---------
   JAPANESE YEN                      136,600.00     1,139.11
                                     ----------    ---------
                                      50,000.00       416.95
                                      35,000.00       291.87
                                      21,600.00       180.12
                                      30,000.00       250.17
   GLOBAL BONDS                                     8,838.59
                                                   ---------
   UNITED STATES DOLLAR                7,956.29     7,956.29
                                     ----------    ---------
                                         300.00       300.00
                                       1,000.00     1,000.00
                                         300.00       300.00
                                         500.00       500.00
                                         500.00       500.00
                                         500.00       500.00
                                         750.00       750.00
                                       1,006.29     1,006.29
                                         500.00       500.00
                                         200.00       200.00
                                         400.00       400.00
                                         600.00       600.00
                                       1,000.00     1,000.00
                                         200.00       200.00
                                         200.00       200.00
   EURO                                  850.00       882.30
                                     ----------    ---------
                                         350.00       363.30
                                         500.00       519.00

---------------

(1) Excludes external debt guaranteed by the Republic.

(2) Amounts in original currencies converted into US Dollars using BSP reference rate as of December 27, 2002.

                       DOMESTIC GOVERNMENT SECURITIES(1)
                            AS OF DECEMBER 31, 2002
                             (IN MILLIONS OF PESOS)

                                                                                                OUTSTANDING
                                            INTEREST                                               AS OF
                                              RATE           YEAR       YEAR OF     ORIGINAL    DECEMBER 31,
          INTEREST RATE BASIS              (PER ANNUM)    CONTRACTED   MATURITY      AMOUNT         2002
          -------------------             -------------   ----------   ---------   ----------   ------------
TOTAL (I + II)                                                                                  1,466,145.27
                                                                                                ============
I.   ACTUAL OBLIGATIONS                                                                         1,447,341.91
                                                                                                ------------
    A.  TREASURY BILLS                                                                            405,226.40
                                                                                                ------------
         ADAPS                                 Various                 2002-2003                   74,055.00
         TAP                                   Various                 2002-2003                    2,567.00
         GOCC Series                           Various                 2002-2003                  124,539.60
         LGUs                                  Various                 2002-2003                      333.30
         TEIs                                  Various                 2002-2003                   29,163.20
         CB-BOL                           Floating Rate                2002-2003                  174,568.30
    B.  TREASURY NOTES RA 245                                                        2,438.06       2,415.55
                                                                                   ----------   ------------
               Fixed Rate                       3.500%       1984        2005          337.59         334.31
               Fixed Rate                       3.500%       1984        2005          153.43         153.43
               Fixed Rate                       3.500%       1984        2005           55.81          55.81
               Fixed Rate                       3.500%       1985        2005          145.99         145.99
               Fixed Rate                       3.500%       1985        2005           91.85          91.85
               Fixed Rate                       3.500%       1985        2005            8.92           8.92
               Fixed Rate                       3.500%       1985        2005            1.40           1.40
               Fixed Rate                       3.500%       1985        2005           51.65          42.88
               Fixed Rate                       3.500%       1985        2005            2.44           2.44
               Fixed Rate                       3.500%       1985        2006            4.44           4.44
               Fixed Rate                       3.500%       1985        2006           70.00          70.00
               Fixed Rate                       3.500%       1985        2006           37.86          37.86
               Fixed Rate                       3.500%       1985        2006            0.52           0.52
               Fixed Rate                       3.500%       1985        2006            1.57           1.57
               Fixed Rate                       3.500%       1985        2006            0.72           0.72
               Fixed Rate                       3.500%       1985        2006            2.26           2.26
               Fixed Rate                       3.500%       1985        2006           31.12          31.12
               Fixed Rate                       3.500%       1986        2006           39.93          39.93
               Fixed Rate                       3.500%       1986        2006          188.86         188.86
               Fixed Rate                       3.500%       1986        2006          126.90         126.90
               Fixed Rate                       3.500%       1986        2006           26.67          26.67
               Fixed Rate                       3.500%       1986        2006          200.84         200.84
               Fixed Rate                       3.500%       1986        2006          139.64         139.64
               Fixed Rate                       3.500%       1986        2006           13.47           3.01
               Fixed Rate                       3.500%       1986        2006          295.60         295.60
               Fixed Rate                       3.500%       1986        2006           26.68          26.68
               Fixed Rate                       3.500%       1986        2007           44.90          44.90
               Fixed Rate                       3.500%       1986        2007            1.04           1.04
               Fixed Rate                       3.500%       1986        2007            5.10           5.10
               Fixed Rate                       3.500%       1986        2007           20.91          20.91
               Fixed Rate                       3.500%       1986        2007          309.95         309.95
    C.  BONDS                                                                       83,916.86      90,707.71
                                                                                   ----------   ------------
         TREASURY BONDS                                                              8,959.40       5,892.14
                                                                                   ----------   ------------
             T/BONDS R.A. 245                                                        7,396.74       4,807.10
                                                                                   ----------   ------------
               Fixed Rate                       2.000%       1973        2003           93.00          91.46
               Fixed Rate                       3.250%       1978        2003           34.83          34.83
               Fixed Rate                       3.250%       1978        2003           37.32          37.32
               Fixed Rate                       3.250%       1978        2003           90.97          90.97
               Fixed Rate                       3.250%       1980        2005           95.00          95.00
               Fixed Rate                       4.000%       1980        2005        2,100.00       1,099.98
               Fixed Rate                       4.000%       1981        2006        1,600.00       1,179.53
               Fixed Rate                       4.000%       1982        2007        2,700.00       1,746.22
               Fixed Rate                       4.000%       1983        2008           30.00           9.69

                            AS OF DECEMBER 31, 2002
                             (IN MILLIONS OF PESOS)

                                                                                                OUTSTANDING
                                            INTEREST                                               AS OF
                                              RATE           YEAR       YEAR OF     ORIGINAL    DECEMBER 31,
          INTEREST RATE BASIS              (PER ANNUM)    CONTRACTED   MATURITY      AMOUNT         2002
          -------------------             -------------   ----------   ---------   ----------   ------------
               Fixed Rate                       4.000%       1983        2004            6.89           0.26
               Fixed Rate                       4.000%       1983        2004           42.03          39.38
               Fixed Rate                       4.000%       1983        2003          100.00           5.93
               Fixed Rate                       4.000%       1983        2008           50.00           3.95
               Fixed Rate                       4.000%       1983        2008            4.87           0.26
               Fixed Rate                       4.000%       1983        2008          200.00         200.00
               Fixed Rate                       4.000%       1983        2008           50.00          50.00
               Fixed Rate                       4.000%       1983        2008          100.00         100.00
               Fixed Rate                       4.000%       1983        2008            6.83           6.83
               Fixed Rate                       4.000%       1983        2008           15.00          15.00
               Fixed Rate                       7.000%       1979        2004           20.00           0.45
               Fixed Rate                      10.750%       1978        2003           20.00           0.04
             T/BONDS PD NO. 4                                                          500.26         497.75
                                                                                   ----------   ------------
               Fixed Rate                       2.000%       1973        2003          490.07         487.56
               Fixed Rate                       2.000%       1973        2003           10.19          10.19
             T/BONDS PD NO. 195                                                        922.00         447.73
                                                                                   ----------   ------------
               Fixed Rate                       3.750%       1973        2003          307.00         306.85
               Fixed Rate                       5.000%       1973        2003          100.28          16.51
               Fixed Rate                       6.000%       1973        2003          514.72         124.37
             T/BONDS PD NO. 694                                                        140.40         139.56
                                                                                   ----------   ------------
               Fixed Rate                       3.000%       1978        2008          100.00         100.00
               Fixed Rate                       3.000%       1979        2009           40.40          39.56
         30 YR FXTB                                                                     97.05          97.05
                                                                                   ----------   ------------
               Fixed Rate                      12.840%       1996        2025           97.05          97.05
         TREASURY BONDS (CB-BOL)                                                    50,000.00      50,000.00
                                                                                   ----------   ------------
          182-Day T-Bill Rate                                1993        2018       50,000.00      50,000.00
         12 YR PESO DENOMINATED T/BONDS                                             24,860.41      24,860.41
                                                                                   ----------   ------------
           91-Day T-Bill Rate                                1995        2007        3,226.41       3,226.41
           91-Day T-Bill Rate                                1995        2007       21,634.00      21,634.00
                                                                                   ----------   ------------
    AGRARIAN REFORM BONDS                                                                           9,858.12
                                                                                                ------------
           91-Day T-Bill Rate
    D.  FIXED RATE T/BONDS                                                         879,276.67     878,276.67
                                                                                   ----------   ------------
         2 YR FXTB                                                                 176,832.80     176,832.80
                                                                                   ----------   ------------
             ADAPS                                                                  55,375.00      55,375.00
                                                                                   ----------   ------------
               Fixed Rate                      16.000%       2001        2003        3,000.00       3,000.00
               Fixed Rate                      14.125%       2001        2003        3,000.00       3,000.00
               Fixed Rate                      13.625%       2001        2003        3,000.00       3,000.00
               Fixed Rate                      13.250%       2001        2003        4,000.00       4,000.00
               Fixed Rate                      13.250%       2001        2003        2,000.00       2,000.00
               Fixed Rate                      13.250%       2001        2003        2,000.00       2,000.00
               Fixed Rate                      13.250%       2001        2003        2,000.00       2,000.00
               Fixed Rate                      13.250%       2001        2003        2,000.00       2,000.00
               Fixed Rate                      13.250%       2001        2003        4,000.00       4,000.00
               Fixed Rate                      12.750%       2001        2003        3,500.00       3,500.00
               Fixed Rate                      12.750%       2001        2003        1,270.00       1,270.00
               Fixed Rate                       9.500%       2002        2004        3,605.00       3,605.00
               Fixed Rate                       9.500%       2002        2004        4,000.00       4,000.00
               Fixed Rate                       8.875%       2002        2004        3,000.00       3,000.00
               Fixed Rate                       8.875%       2002        2004        9,000.00       9,000.00
               Fixed Rate                       8.875%       2002        2004        6,000.00       6,000.00

                            AS OF DECEMBER 31, 2002
                             (IN MILLIONS OF PESOS)

                                                                                                OUTSTANDING
                                            INTEREST                                               AS OF
                                              RATE           YEAR       YEAR OF     ORIGINAL    DECEMBER 31,
          INTEREST RATE BASIS              (PER ANNUM)    CONTRACTED   MATURITY      AMOUNT         2002
          -------------------             -------------   ----------   ---------   ----------   ------------
             TAP                                                                    25,448.00      25,448.00
                                                                                   ----------   ------------
               Fixed Rate                      16.000%       2001        2003        4,300.00       4,300.00
               Fixed Rate                      13.625%       2001        2003        8,088.00       8,088.00
               Fixed Rate                      13.250%       2001        2003        7,100.00       7,100.00
               Fixed Rate                      13.250%       2001        2003        3,560.00       3,560.00
               Fixed Rate                      12.750%       2001        2003        2,000.00       2,000.00
               Fixed Rate                       8.875%       2002        2004          400.00         400.00
             GOCCS                                                                  77,024.20      77,024.20
                                                                                   ----------   ------------
               Fixed Rate                      16.000%       2001        2003        6,966.90       6,966.90
               Fixed Rate                      14.125%       2001        2003        2,020.30       2,020.30
               Fixed Rate                      13.625%       2001        2003       13,166.10      13,166.10
               Fixed Rate                      13.250%       2001        2003        1,572.00       1,572.00
               Fixed Rate                      13.250%       2001        2003          847.70         847.70
               Fixed Rate                      13.250%       2001        2003          678.90         678.90
               Fixed Rate                      13.250%       2001        2003        8,714.70       8,714.70
               Fixed Rate                      12.750%       2001        2003       16,783.10      16,783.10
               Fixed Rate                       9.500%       2002        2004       10,561.10      10,561.10
               Fixed Rate                       8.875%       2002        2004        2,278.30       2,278.30
               Fixed Rate                       8.875%       2002        2004        6,062.00       6,062.00
               Fixed Rate                       8.875%       2002        2004        7,373.10       7,373.10
             TEIS                                                                   18,985.60      18,985.60
                                                                                   ----------   ------------
               Fixed Rate                      14.400%       2001        2003          215.10         215.10
               Fixed Rate                      16.000%       2001        2003          500.00         500.00
               Fixed Rate                     12.7125%       2001        2003           37.80          37.80
               Fixed Rate                      14.125%       2001        2003          200.00         200.00
               Fixed Rate                      13.625%       2001        2003          441.60         441.60
               Fixed Rate                     12.2625%       2001        2003        1,184.10       1,184.10
               Fixed Rate                      13.250%       2001        2003          400.00         400.00
               Fixed Rate                      11.925%       2001        2003          345.60         345.60
               Fixed Rate                      11.925%       2001        2003          117.40         117.40
               Fixed Rate                      11.925%       2001        2003          334.50         334.50
               Fixed Rate                      13.250%       2001        2003          205.90         205.90
               Fixed Rate                      11.925%       2001        2003           94.80          94.80
               Fixed Rate                      13.250%       2001        2003          200.00         200.00
               Fixed Rate                      11.925%       2001        2003           39.70          39.70
               Fixed Rate                      12.750%       2001        2003        4,293.70       4,293.70
               Fixed Rate                      11.475%       2001        2003        1,713.50       1,713.50
               Fixed Rate                       8.550%       2002        2004          771.00         771.00
               Fixed Rate                       9.500%       2002        2004        1,416.40       1,416.40
               Fixed Rate                      7.9875%       2002        2004           34.00          34.00
               Fixed Rate                       8.875%       2002        2004          211.20         211.20
               Fixed Rate                       8.875%       2002        2004          500.00         500.00
               Fixed Rate                      7.9875%       2002        2004          465.70         465.70
               Fixed Rate                       8.875%       2002        2004        4,659.00       4,659.00
               Fixed Rate                      7.9875%       2002        2004          604.60         604.60
         3 YR FXTB                                                                  36,076.50      36,076.50
                                                                                   ----------   ------------
             ADAPS                                                                  12,000.00      12,000.00
                                                                                   ----------   ------------
               Fixed Rate                     10.2500%       2002        2005        6,000.00       6,000.00
               Fixed Rate                     10.0000%       2002        2005        3,000.00       3,000.00
               Fixed Rate                      9.1250%       2002        2005        3,000.00       3,000.00
             GOCCS                                                                  15,884.10      15,884.10
                                                                                   ----------   ------------
               Fixed Rate                     10.2500%       2002        2005        7,235.10       7,235.10

                            AS OF DECEMBER 31, 2002
                             (IN MILLIONS OF PESOS)

                                                                                                OUTSTANDING
                                            INTEREST                                               AS OF
                                              RATE           YEAR       YEAR OF     ORIGINAL    DECEMBER 31,
          INTEREST RATE BASIS              (PER ANNUM)    CONTRACTED   MATURITY      AMOUNT         2002
          -------------------             -------------   ----------   ---------   ----------   ------------
               Fixed Rate                     10.0000%       2002        2005        8,470.00       8,470.00
               Fixed Rate                      9.1250%       2002        2005          179.00         179.00
             TEIS                                                                    8,192.40       8,192.40
                                                                                   ----------   ------------
               Fixed Rate                     10.2500%       2002        2005        5,608.40       5,608.40
               Fixed Rate                      9.2250%       2002        2005          589.90         589.90
               Fixed Rate                     10.0000%       2002        2005          400.00         400.00
               Fixed Rate                      9.0000%       2002        2005          432.70         432.70
               Fixed Rate                      9.1250%       2002        2005        1,123.70       1,123.70
               Fixed Rate                      8.2125%       2002        2005           37.70          37.70
         4 YR FXTB                                                                  14,706.30      14,706.30
                                                                                   ----------   ------------
             ADAPS                                                                  10,585.00      10,585.00
                                                                                   ----------   ------------
               Fixed Rate                     10.3750%       2002        2006        6,000.00       6,000.00
               Fixed Rate                     10.3750%       2002        2006        4,585.00       4,585.00
             GOCCS                                                                   2,464.00       2,464.00
                                                                                   ----------   ------------
               Fixed Rate                     10.3750%       2002        2006        2,086.90       2,086.90
               Fixed Rate                     10.3750%       2002        2006          377.10         377.10
             TEIS                                                                    1,657.30       1,657.30
                                                                                   ----------   ------------
               Fixed Rate                     10.3750%       2002        2006          500.00         500.00
               Fixed Rate                      9.3375%       2002        2006          141.10         141.10
               Fixed Rate                     10.3750%       2002        2006        1,000.00       1,000.00
               Fixed Rate                      9.3375%       2002        2006           16.20          16.20
         3 YR RETAIL T/BONDS                                                        23,259.75      23,259.75
                                                                                   ----------   ------------
               Fixed Rate                      10.750%       2002        2005       23,259.75      23,259.75
         4 YR RETAIL T/BONDS                                                        37,993.16      37,993.16
                                                                                   ----------   ------------
               Fixed Rate                      14.250%       2001        2005       15,635.38      15,635.38
               Fixed Rate                      14.250%       2001        2005       22,357.78      22,357.78
         5 YR RETAIL T/BONDS                                                        39,670.53      39,670.53
                                                                                   ----------   ------------
               Fixed Rate                      12.375%       2002        2007       39,670.53      39,670.53
         5 YR FXTB                                                                 210,900.78     210,900.78
                                                                                   ----------   ------------
             ADAPS                                                                 115,012.00     115,012.00
                                                                                   ----------   ------------
               Fixed Rate                      20.000%       1998        2003        2,000.00       2,000.00
               Fixed Rate                      21.000%       1998        2003        3,000.00       3,000.00
               Fixed Rate                      20.000%       1998        2003        2,000.00       2,000.00
               Fixed Rate                      16.125%       1998        2003        3,000.00       3,000.00
               Fixed Rate                      14.000%       1999        2004        3,000.00       3,000.00
               Fixed Rate                      13.625%       1999        2004        1,730.00       1,730.00
               Fixed Rate                      14.250%       1999        2004          890.00         890.00
               Fixed Rate                      14.250%       1999        2004        2,000.00       2,000.00
               Fixed Rate                      14.125%       1999        2004        2,000.00       2,000.00
               Fixed Rate                      13.750%       2000        2005        3,000.00       3,000.00
               Fixed Rate                      13.500%       2000        2005        3,000.00       3,000.00
               Fixed Rate                      13.500%       2000        2005        3,000.00       3,000.00
               Fixed Rate                      12.750%       2000        2005        3,000.00       3,000.00
               Fixed Rate                      13.250%       2000        2005        1,610.00       1,610.00
               Fixed Rate                      13.000%       2000        2005        3,000.00       3,000.00
               Fixed Rate                      13.500%       2000        2005        1,230.00       1,230.00
               Fixed Rate                      13.875%       2000        2005          765.00         765.00
               Fixed Rate                      16.750%       2000        2005        1,349.00       1,349.00
               Fixed Rate                      15.875%       2001        2006        3,000.00       3,000.00
               Fixed Rate                      15.000%       2001        2006        2,961.00       2,961.00
               Fixed Rate                      14.500%       2001        2006        3,000.00       3,000.00
               Fixed Rate                      14.000%       2001        2006        1,000.00       1,000.00

                            AS OF DECEMBER 31, 2002
                             (IN MILLIONS OF PESOS)

                                                                                                OUTSTANDING
                                            INTEREST                                               AS OF
                                              RATE           YEAR       YEAR OF     ORIGINAL    DECEMBER 31,
          INTEREST RATE BASIS              (PER ANNUM)    CONTRACTED   MATURITY      AMOUNT         2002
          -------------------             -------------   ----------   ---------   ----------   ------------
               Fixed Rate                      15.250%       2001        2006        1,948.00       1,948.00
               Fixed Rate                      15.250%       2001        2006        2,000.00       2,000.00
               Fixed Rate                      15.500%       2001        2006        3,500.00       3,500.00
               Fixed Rate                      16.250%       2001        2006          905.00         905.00
               Fixed Rate                      14.125%       2001        2004        1,891.00       1,891.00
               Fixed Rate                      14.125%       2001        2004        2,000.00       2,000.00
               Fixed Rate                      14.250%       2001        2004        1,260.00       1,260.00
               Fixed Rate                      14.250%       2001        2004        2,000.00       2,000.00
               Fixed Rate                      13.750%       2001        2005        2,000.00       2,000.00
               Fixed Rate                      13.750%       2001        2005        2,000.00       2,000.00
               Fixed Rate                      13.875%       2001        2005        2,095.00       2,095.00
               Fixed Rate                      12.750%       2002        2005        4,000.00       4,000.00
               Fixed Rate                      13.875%       2002        2005        4,000.00       4,000.00
               Fixed Rate                      12.750%       2002        2005        4,000.00       4,000.00
               Fixed Rate                      13.500%       2002        2005        4,000.00       4,000.00
               Fixed Rate                      13.000%       2002        2005        3,000.00       3,000.00
               Fixed Rate                      13.000%       2002        2007        3,848.00       3,848.00
               Fixed Rate                      13.000%       2002        2007        1,025.00       1,025.00
               Fixed Rate                      13.000%       2002        2007        3,000.00       3,000.00
               Fixed Rate                      10.750%       2002        2007        2,935.00       2,935.00
               Fixed Rate                      10.750%       2002        2007        3,000.00       3,000.00
               Fixed Rate                      10.750%       2002        2007        3,000.00       3,000.00
               Fixed Rate                      11.000%       2002        2007        2,000.00       2,000.00
               Fixed Rate                      11.000%       2002        2007        1,000.00       1,000.00
               Fixed Rate                      11.000%       2002        2007        3,000.00       3,000.00
               Fixed Rate                      14.000%       2002        2006        2,070.00       2,070.00
             TAP                                                                    23,856.00      23,856.00
                                                                                   ----------   ------------
               Fixed Rate                      20.000%       1998        2003        4,300.00       4,300.00
               Fixed Rate                      16.125%       1998        2003        2,350.00       2,350.00
               Fixed Rate                      14.000%       1999        2004        1,050.00       1,050.00
               Fixed Rate                      14.125%       1999        2004        1,000.00       1,000.00
               Fixed Rate                      13.875%       2000        2005        3,300.00       3,300.00
               Fixed Rate                      16.750%       2000        2005          400.00         400.00
               Fixed Rate                      15.875%       2001        2006        1,000.00       1,000.00
               Fixed Rate                      15.000%       2001        2006          800.00         800.00
               Fixed Rate                      14.500%       2001        2006        3,950.00       3,950.00
               Fixed Rate                      14.000%       2001        2006        1,000.00       1,000.00
               Fixed Rate                      14.250%       2001        2004        2,706.00       2,706.00
               Fixed Rate                      14.250%       2001        2004          500.00         500.00
               Fixed Rate                      13.000%       2002        2005        1,500.00       1,500.00
             GOCCS                                                                  53,524.98      53,524.98
                                                                                   ----------   ------------
               Fixed Rate                      20.000%       1998        2003          191.00         191.00
               Fixed Rate                      21.000%       1998        2003        1,949.80       1,949.80
               Fixed Rate                      20.000%       1998        2003          143.20         143.20
               Fixed Rate                      16.125%       1998        2003          910.50         910.50
               Fixed Rate                      14.000%       1999        2004        1,586.60       1,586.60
               Fixed Rate                      13.625%       1999        2004           45.80          45.80
               Fixed Rate                      14.250%       1999        2004        1,485.10       1,485.10
               Fixed Rate                      14.250%       1999        2004          938.70         938.70
               Fixed Rate                      14.125%       1999        2004        2,975.60       2,975.60
               Fixed Rate                      13.750%       2000        2005        2,227.40       2,227.40
               Fixed Rate                      13.500%       2000        2005            1.40           1.40
               Fixed Rate                      13.500%       2000        2005        1,563.10       1,563.10
               Fixed Rate                      12.750%       2000        2005           53.00          53.00

                            AS OF DECEMBER 31, 2002
                             (IN MILLIONS OF PESOS)

                                                                                                OUTSTANDING
                                            INTEREST                                               AS OF
                                              RATE           YEAR       YEAR OF     ORIGINAL    DECEMBER 31,
          INTEREST RATE BASIS              (PER ANNUM)    CONTRACTED   MATURITY      AMOUNT         2002
          -------------------             -------------   ----------   ---------   ----------   ------------
               Fixed Rate                      13.250%       2000        2005          118.40         118.40
               Fixed Rate                      13.000%       2000        2005           48.20          48.20
               Fixed Rate                      13.500%       2000        2005        2,998.40       2,998.40
               Fixed Rate                      13.875%       2000        2005        2,439.00       2,439.00
               Fixed Rate                      16.750%       2000        2005        1,825.90       1,825.90
               Fixed Rate                      15.875%       2001        2006          990.50         990.50
               Fixed Rate                      15.000%       2001        2006          587.20         587.20
               Fixed Rate                      14.500%       2001        2006        2,181.70       2,181.70
               Fixed Rate                      14.000%       2001        2006          463.20         463.20
               Fixed Rate                      15.250%       2001        2006          230.10         230.10
               Fixed Rate                      15.250%       2001        2006        2,457.90       2,457.90
               Fixed Rate                      14.125%       2001        2006        1,977.48       1,977.48
               Fixed Rate                      14.250%       2001        2004          454.30         454.30
               Fixed Rate                      15.500%       2001        2006          581.60         581.60
               Fixed Rate                      16.250%       2001        2006        2,269.10       2,269.10
               Fixed Rate                      13.750%       2001        2005        1,524.80       1,524.80
               Fixed Rate                      13.875%       2001        2005        2,037.90       2,037.90
               Fixed Rate                      12.750%       2002        2005        2,540.70       2,540.70
               Fixed Rate                      13.500%       2002        2005        5,140.10       5,140.10
               Fixed Rate                      13.000%       2002        2007          155.20         155.20
               Fixed Rate                      13.000%       2002        2007        4,911.50       4,911.50
               Fixed Rate                      11.000%       2002        2007          477.90         477.90
               Fixed Rate                      13.000%       2002        2005        2,146.30       2,146.30
               Fixed Rate                      14.000%       2002        2006          896.40         896.40
             TEIS                                                                   18,507.80      18,507.80
                                                                                   ----------   ------------
               Fixed Rate                     18.9000%       1998        2003          500.00         500.00
               Fixed Rate                     18.0000%       1998        2003        1,018.50       1,018.50
               Fixed Rate                     20.0000%       1998        2003          200.00         200.00
               Fixed Rate                     14.5125%       1998        2003          370.20         370.20
               Fixed Rate                     14.0000%       1999        2004          500.00         500.00
               Fixed Rate                     12.6000%       1999        2004          211.90         211.90
               Fixed Rate                     12.8250%       1999        2004            1.00           1.00
               Fixed Rate                     12.8250%       1999        2004           10.00          10.00
               Fixed Rate                     13.7500%       2000        2005          100.00         100.00
               Fixed Rate                     13.5000%       2000        2005          200.00         200.00
               Fixed Rate                     12.1500%       2000        2005           10.00          10.00
               Fixed Rate                     12.1500%       2000        2005           30.00          30.00
               Fixed Rate                     12.7500%       2000        2005          200.00         200.00
               Fixed Rate                     13.5000%       2000        2005          100.00         100.00
               Fixed Rate                     12.1500%       2000        2005           30.00          30.00
               Fixed Rate                     13.8750%       2000        2005          200.00         200.00
               Fixed Rate                     12.4875%       2000        2005           18.00          18.00
               Fixed Rate                     15.0750%       2000        2005          223.40         223.40
               Fixed Rate                     16.7500%       2000        2005          500.00         500.00
               Fixed Rate                     14.2875%       2001        2006           24.60          24.60
               Fixed Rate                     15.8750%       2001        2006          200.00         200.00
               Fixed Rate                     15.0000%       2001        2006          200.00         200.00
               Fixed Rate                     13.5000%       2001        2006           45.00          45.00
               Fixed Rate                     14.5000%       2001        2006          600.00         600.00
               Fixed Rate                     13.0500%       2001        2006          150.70         150.70
               Fixed Rate                     12.6000%       2001        2006           19.50          19.50
               Fixed Rate                     15.2500%       2001        2006          800.00         800.00
               Fixed Rate                     13.7250%       2001        2006          100.40         100.40
               Fixed Rate                     13.7250%       2001        2006          194.10         194.10

                            AS OF DECEMBER 31, 2002
                             (IN MILLIONS OF PESOS)

                                                                                                OUTSTANDING
                                            INTEREST                                               AS OF
                                              RATE           YEAR       YEAR OF     ORIGINAL    DECEMBER 31,
          INTEREST RATE BASIS              (PER ANNUM)    CONTRACTED   MATURITY      AMOUNT         2002
          -------------------             -------------   ----------   ---------   ----------   ------------
               Fixed Rate                     15.2500%       2001        2006          200.00         200.00
               Fixed Rate                     15.5000%       2001        2006          400.00         400.00
               Fixed Rate                     13.9500%       2001        2006           75.80          75.80
               Fixed Rate                     16.2500%       2001        2006          500.00         500.00
               Fixed Rate                     14.6250%       2001        2006          203.60         203.60
               Fixed Rate                     14.1250%       2001        2004          468.00         468.00
               Fixed Rate                     12.7125%       2001        2004           19.50          19.50
               Fixed Rate                     14.2500%       2001        2004          200.00         200.00
               Fixed Rate                     12.8250%       2001        2004           94.10          94.10
               Fixed Rate                     14.2500%       2001        2004          200.00         200.00
               Fixed Rate                     13.7500%       2001        2005          200.00         200.00
               Fixed Rate                     12.3750%       2001        2005          246.90         246.90
               Fixed Rate                     12.4875%       2001        2005           41.70          41.70
               Fixed Rate                     13.8750%       2001        2005          200.00         200.00
               Fixed Rate                      12.375%       2001        2005          235.50         235.50
               Fixed Rate                      11.475%       2002        2005          248.00         248.00
               Fixed Rate                     12.4875%       2002        2005          400.00         400.00
               Fixed Rate                      12.150%       2002        2005          554.70         554.70
               Fixed Rate                      13.500%       2002        2005          518.40         518.40
               Fixed Rate                      11.700%       2002        2007          719.50         719.50
               Fixed Rate                      13.000%       2002        2007          200.00         200.00
               Fixed Rate                      11.700%       2002        2007          533.40         533.40
               Fixed Rate                      11.000%       2002        2007        2,309.20       2,309.20
               Fixed Rate                       9.900%       2002        2007          108.50         108.50
               Fixed Rate                      11.700%       2002        2005          318.40         318.40
               Fixed Rate                      13.000%       2002        2005        1,185.00       1,185.00
               Fixed Rate                      14.000%       2002        2006        1,370.30       1,370.30
             SMALL DENOMINATED T/BONDS                                              30,260.24      30,260.24
                                                                                   ----------   ------------
               Fixed Rate                     13.6250%       1999        2004       30,260.24      30,260.24
             PROGRESS BONDS                                                          8,000.00       8,000.00
                                                                                   ----------   ------------
               Fixed Rate                      13.875%       2000        2005        8,000.00       8,000.00
         7 YR FXTB                                                                 147,447.10     147,447.10
                                                                                   ----------   ------------
             ADAPS                                                                  75,499.00      75,499.00
                                                                                   ----------   ------------
               Fixed Rate                      15.500%       1996        2003        3,000.00       3,000.00
               Fixed Rate                      15.375%       1996        2003        3,000.00       3,000.00
               Fixed Rate                      15.375%       1996        2003        3,000.00       3,000.00
               Fixed Rate                      15.375%       1996        2003        4,000.00       4,000.00
               Fixed Rate                      15.750%       1996        2003        2,585.00       2,585.00
               Fixed Rate                      14.875%       1996        2003        2,000.00       2,000.00
               Fixed Rate                      14.000%       1996        2003        2,000.00       2,000.00
               Fixed Rate                      13.500%       1997        2004        3,340.00       3,340.00
               Fixed Rate                      20.875%       1997        2004        1,987.00       1,987.00
               Fixed Rate                      20.500%       1998        2005        1,887.00       1,887.00
               Fixed Rate                      20.000%       1998        2005        1,164.00       1,164.00
               Fixed Rate                      18.375%       1998        2005        2,500.00       2,500.00
               Fixed Rate                      16.500%       1999        2006        1,805.00       1,805.00
               Fixed Rate                      14.000%       1999        2006          750.00         750.00
               Fixed Rate                      14.000%       1999        2006           21.00          21.00
               Fixed Rate                      15.000%       1999        2006        2,000.00       2,000.00
               Fixed Rate                      14.750%       1999        2006        2,000.00       2,000.00
               Fixed Rate                      14.625%       1999        2006        2,000.00       2,000.00
               Fixed Rate                      14.500%       1999        2006        2,000.00       2,000.00
               Fixed Rate                      14.500%       2000        2007        2,775.00       2,775.00

                            AS OF DECEMBER 31, 2002
                             (IN MILLIONS OF PESOS)

                                                                                                OUTSTANDING
                                            INTEREST                                               AS OF
                                              RATE           YEAR       YEAR OF     ORIGINAL    DECEMBER 31,
          INTEREST RATE BASIS              (PER ANNUM)    CONTRACTED   MATURITY      AMOUNT         2002
          -------------------             -------------   ----------   ---------   ----------   ------------
               Fixed Rate                      14.250%       2000        2007        3,000.00       3,000.00
               Fixed Rate                      14.000%       2000        2007        3,000.00       3,000.00
               Fixed Rate                      13.375%       2000        2007        3,000.00       3,000.00
               Fixed Rate                      13.875%       2000        2007        1,250.00       1,250.00
               Fixed Rate                      13.500%       2000        2007        3,000.00       3,000.00
               Fixed Rate                      14.000%       2000        2007        1,165.00       1,165.00
               Fixed Rate                      14.250%       2000        2007        1,640.00       1,640.00
               Fixed Rate                      14.250%       2000        2007        2,116.00       2,116.00
               Fixed Rate                      14.500%       2000        2007        1,020.00       1,020.00
               Fixed Rate                      17.250%       2000        2007        1,039.00       1,039.00
               Fixed Rate                      16.000%       2001        2008        3,000.00       3,000.00
               Fixed Rate                      15.625%       2001        2008        3,000.00       3,000.00
               Fixed Rate                      13.500%       2001        2004        2,000.00       2,000.00
               Fixed Rate                      13.500%       2001        2004        1,000.00       1,000.00
               Fixed Rate                      15.000%       2001        2006        2,000.00       2,000.00
               Fixed Rate                      14.000%       2002        2006          455.00         455.00
             TAP                                                                    11,680.00      11,680.00
                                                                                   ----------   ------------
               Fixed Rate                      14.000%       1996        2003        1,000.00       1,000.00
               Fixed Rate                      13.500%       1997        2004        3,180.00       3,180.00
               Fixed Rate                      20.500%       1998        2005        1,200.00       1,200.00
               Fixed Rate                      18.375%       1998        2005        2,100.00       2,100.00
               Fixed Rate                      16.000%       2001        2008        2,200.00       2,200.00
               Fixed Rate                      15.625%       2001        2008        2,000.00       2,000.00
             GOCCS                                                                  37,803.70      37,803.70
                                                                                   ----------   ------------
               Fixed Rate                      15.500%       1996        2003        5,513.70       5,513.70
               Fixed Rate                      15.375%       1996        2003          193.00         193.00
               Fixed Rate                      15.375%       1996        2003        1,884.10       1,884.10
               Fixed Rate                      15.750%       1996        2003           98.60          98.60
               Fixed Rate                      14.175%       1996        2003        1,000.00       1,000.00
               Fixed Rate                      14.875%       1996        2003            0.80           0.80
               Fixed Rate                      14.000%       1996        2003            6.40           6.40
               Fixed Rate                      20.875%       1997        2004           65.00          65.00
               Fixed Rate                      16.500%       1999        2006        1,446.70       1,446.70
               Fixed Rate                      15.000%       1999        2006           13.20          13.20
               Fixed Rate                      14.750%       1999        2006            1.00           1.00
               Fixed Rate                      14.625%       1999        2006        1,958.80       1,958.80
               Fixed Rate                      14.500%       1999        2006          867.70         867.70
               Fixed Rate                      14.500%       2000        2007        3,091.00       3,091.00
               Fixed Rate                      14.250%       2000        2007          379.40         379.40
               Fixed Rate                      14.000%       2000        2007          552.70         552.70
               Fixed Rate                      13.875%       2000        2007        1,047.60       1,047.60
               Fixed Rate                      13.500%       2000        2007           10.60          10.60
               Fixed Rate                      14.000%       2000        2007           37.00          37.00
               Fixed Rate                      14.250%       2000        2007           10.50          10.50
               Fixed Rate                      14.250%       2000        2007           99.90          99.90
               Fixed Rate                      14.500%       2000        2007          573.20         573.20
               Fixed Rate                      17.250%       2000        2007        3,043.70       3,043.70
               Fixed Rate                      16.000%       2001        2008        2,514.30       2,514.30
               Fixed Rate                      15.625%       2001        2008        8,319.10       8,319.10
               Fixed Rate                      16.000%       2001        2008          509.00         509.00
               Fixed Rate                      13.500%       2001        2004          403.10         403.10
               Fixed Rate                      15.000%       2001        2006        1,953.40       1,953.40
               Fixed Rate                      14.000%       2002        2006        2,210.20       2,210.20

                            AS OF DECEMBER 31, 2002
                             (IN MILLIONS OF PESOS)

                                                                                                OUTSTANDING
                                            INTEREST                                               AS OF
                                              RATE           YEAR       YEAR OF     ORIGINAL    DECEMBER 31,
          INTEREST RATE BASIS              (PER ANNUM)    CONTRACTED   MATURITY      AMOUNT         2002
          -------------------             -------------   ----------   ---------   ----------   ------------
             TEIS                                                                   22,464.40      22,464.40
                                                                                   ----------   ------------
               Fixed Rate                     13.8375%       1996        2003        8,000.00       8,000.00
               Fixed Rate                      14.175%       1996        2003        1,201.00       1,201.00
               Fixed Rate                      12.150%       1997        2004          100.00         100.00
               Fixed Rate                     18.7875%       1997        2004        2,800.00       2,800.00
               Fixed Rate                      18.000%       1998        2005          200.00         200.00
               Fixed Rate                     16.5375%       1998        2005           50.00          50.00
               Fixed Rate                      14.850%       1999        2006          116.10         116.10
               Fixed Rate                      12.600%       1999        2006            1.20           1.20
               Fixed Rate                      14.000%       1999        2006          500.00         500.00
               Fixed Rate                      13.500%       1999        2006          158.00         158.00
               Fixed Rate                      15.000%       1999        2006          200.00         200.00
               Fixed Rate                      14.625%       1999        2006          200.00         200.00
               Fixed Rate                     13.1625%       1999        2006            2.30           2.30
               Fixed Rate                      13.050%       1999        2006            8.00           8.00
               Fixed Rate                      14.500%       2000        2007          200.00         200.00
               Fixed Rate                      13.050%       2000        2007            7.00           7.00
               Fixed Rate                      14.250%       2000        2007          200.00         200.00
               Fixed Rate                      12.825%       2000        2007           15.00          15.00
               Fixed Rate                      14.000%       2000        2007          200.00         200.00
               Fixed Rate                      13.375%       2000        2007          500.00         500.00
               Fixed Rate                      13.875%       2000        2007          500.00         500.00
               Fixed Rate                      13.500%       2000        2007          300.00         300.00
               Fixed Rate                      14.500%       2000        2007          200.00         200.00
               Fixed Rate                      17.250%       2000        2007          200.00         200.00
               Fixed Rate                      15.525%       2000        2007           75.10          75.10
               Fixed Rate                     14.4000%       2001        2008          435.30         435.30
               Fixed Rate                      16.000%       2001        2008        1,209.50       1,209.50
               Fixed Rate                      15.625%       2001        2008          823.10         823.10
               Fixed Rate                     14.0625%       2001        2008        1,121.60       1,121.60
               Fixed Rate                      12.150%       2001        2004          142.30         142.30
               Fixed Rate                      13.500%       2001        2004          900.00         900.00
               Fixed Rate                      12.150%       2001        2004          137.80         137.80
               Fixed Rate                      15.000%       2001        2006          200.00         200.00
               Fixed Rate                      13.500%       2001        2006          911.80         911.80
               Fixed Rate                      12.600%       2002        2006          149.30         149.30
               Fixed Rate                      14.000%       2002        2006          500.00         500.00
         10 YR FXTB                                                                118,769.45     117,769.45
                                                                                   ----------   ------------
             ADAPS                                                                  69,407.00      69,407.00
                                                                                   ----------   ------------
               Fixed Rate                      16.000%       1996        2006        2,000.00       2,000.00
               Fixed Rate                      14.125%       1997        2007        5,000.00       5,000.00
               Fixed Rate                      13.875%       1997        2007        3,500.00       3,500.00
               Fixed Rate                      22.875%       1997        2007        1,759.00       1,759.00
               Fixed Rate                      19.000%       1998        2008        2,000.00       2,000.00
               Fixed Rate                      20.000%       1998        2008          446.00         446.00
               Fixed Rate                      18.000%       1998        2008        3,000.00       3,000.00
               Fixed Rate                      16.500%       1999        2009        3,000.00       3,000.00
               Fixed Rate                      14.625%       1999        2009        1,550.00       1,550.00
               Fixed Rate                      15.000%       1999        2009        1,578.00       1,578.00
               Fixed Rate                      15.500%       1999        2009        2,000.00       2,000.00
               Fixed Rate                      15.125%       1999        2009        2,000.00       2,000.00
               Fixed Rate                      15.000%       1999        2009        2,000.00       2,000.00
               Fixed Rate                      14.875%       1999        2009        2,000.00       2,000.00
               Fixed Rate                      14.750%       2000        2010        3,000.00       3,000.00

                            AS OF DECEMBER 31, 2002
                             (IN MILLIONS OF PESOS)

                                                                                                OUTSTANDING
                                            INTEREST                                               AS OF
                                              RATE           YEAR       YEAR OF     ORIGINAL    DECEMBER 31,
          INTEREST RATE BASIS              (PER ANNUM)    CONTRACTED   MATURITY      AMOUNT         2002
          -------------------             -------------   ----------   ---------   ----------   ------------
               Fixed Rate                      14.625%       2000        2010        3,000.00       3,000.00
               Fixed Rate                      13.875%       2000        2010        3,000.00       3,000.00
               Fixed Rate                      13.875%       2000        2010        2,563.00       2,563.00
               Fixed Rate                      14.250%       2000        2010        1,430.00       1,430.00
               Fixed Rate                      14.125%       2000        2010        3,000.00       3,000.00
               Fixed Rate                      14.500%       2000        2010        2,918.00       2,918.00
               Fixed Rate                      14.625%       2000        2010        1,825.00       1,825.00
               Fixed Rate                      14.625%       2000        2010        3,000.00       3,000.00
               Fixed Rate                      17.500%       2000        2010        1,750.00       1,750.00
               Fixed Rate                      17.500%       2001        2011        2,195.00       2,195.00
               Fixed Rate                      16.500%       2001        2011        2,893.00       2,893.00
               Fixed Rate                      13.000%       2002        2012        3,000.00       3,000.00
               Fixed Rate                      13.000%       2002        2012        2,000.00       2,000.00
               Fixed Rate                      12.125%       2002        2012        2,000.00       2,000.00
             TAP                                                                    18,390.00      18,390.00
                                                                                   ----------   ------------
               Fixed Rate                      16.000%       1996        2006          500.00         500.00
               Fixed Rate                      21.000%       1997        2007           40.00          40.00
               Fixed Rate                      19.000%       1998        2008        3,800.00       3,800.00
               Fixed Rate                      17.800%       1998        2008        1,000.00       1,000.00
               Fixed Rate                      18.000%       1998        2008        1,100.00       1,100.00
               Fixed Rate                      16.500%       1999        2009        2,150.00       2,150.00
               Fixed Rate                      14.625%       1999        2009          400.00         400.00
               Fixed Rate                      15.500%       1999        2009        1,650.00       1,650.00
               Fixed Rate                      15.000%       1999        2009          600.00         600.00
               Fixed Rate                      14.750%       2000        2010          500.00         500.00
               Fixed Rate                      14.625%       2000        2010        1,450.00       1,450.00
               Fixed Rate                      17.500%       2000        2010        1,200.00       1,200.00
               Fixed Rate                      17.500%       2001        2011        1,000.00       1,000.00
               Fixed Rate                      13.000%       2002        2012        3,000.00       3,000.00
             GOCCS                                                                  17,163.75      17,163.75
                                                                                   ----------   ------------
               Fixed Rate                      16.000%       1996        2006        1,792.64       1,792.64
               Fixed Rate                      14.400%       1996        2006        1,000.00       1,000.00
               Fixed Rate                      12.840%       1997        2007            4.71           4.71
               Fixed Rate                      14.125%       1997        2007           30.20          30.20
               Fixed Rate                      22.875%       1997        2007        1,784.80       1,784.80
               Fixed Rate                      20.000%       1998        2008          163.00         163.00
               Fixed Rate                      18.000%       1998        2008        1,387.50       1,387.50
               Fixed Rate                      16.500%       1999        2009          183.10         183.10
               Fixed Rate                      15.500%       1999        2009          189.80         189.80
               Fixed Rate                      15.125%       1999        2009        3,302.50       3,302.50
               Fixed Rate                      15.000%       1999        2009        4,909.10       4,909.10
               Fixed Rate                      14.875%       1999        2009          162.70         162.70
               Fixed Rate                      14.750%       2000        2010          756.10         756.10
               Fixed Rate                      14.625%       2000        2010          231.40         231.40
               Fixed Rate                      13.875%       2000        2010          181.50         181.50
               Fixed Rate                      13.875%       2000        2010           94.20          94.20
               Fixed Rate                      14.250%       2000        2010            4.90           4.90
               Fixed Rate                      14.125%       2000        2010          355.50         355.50
               Fixed Rate                      14.500%       2000        2010           48.10          48.10
               Fixed Rate                      14.625%       2000        2010            5.50           5.50
               Fixed Rate                      14.625%       2000        2010          197.40         197.40
               Fixed Rate                      17.500%       2000        2010            1.10           1.10
               Fixed Rate                      17.500%       2001        2011           45.30          45.30

                            AS OF DECEMBER 31, 2002
                             (IN MILLIONS OF PESOS)

                                                                                                OUTSTANDING
                                            INTEREST                                               AS OF
                                              RATE           YEAR       YEAR OF     ORIGINAL    DECEMBER 31,
          INTEREST RATE BASIS              (PER ANNUM)    CONTRACTED   MATURITY      AMOUNT         2002
          -------------------             -------------   ----------   ---------   ----------   ------------
               Fixed Rate                      16.500%       2001        2011          301.70         301.70
               Fixed Rate                      13.000%       2002        2012           31.00          31.00
             TEIS                                                                   13,808.70      12,808.70
                                                                                   ----------   ------------
               Fixed Rate                     14.4000%       1996        2006        5,801.50       4,801.50
               Fixed Rate                     20.5875%       1997        2007        3,900.00       3,900.00
               Fixed Rate                     18.0000%       1998        2008          200.00         200.00
               Fixed Rate                      16.200%       1998        2008           58.50          58.50
               Fixed Rate                      16.500%       1999        2009          500.00         500.00
               Fixed Rate                      15.000%       1998        2008          100.00         100.00
               Fixed Rate                      15.500%       1998        2008          100.00         100.00
               Fixed Rate                      15.000%       1998        2008          200.00         200.00
               Fixed Rate                      14.625%       2000        2010          200.00         200.00
               Fixed Rate                      14.250%       2000        2010          200.00         200.00
               Fixed Rate                      14.125%       2000        2010          200.00         200.00
               Fixed Rate                      14.625%       2000        2010          200.00         200.00
               Fixed Rate                      17.500%       2000        2010          200.00         200.00
               Fixed Rate                      17.500%       2001        2011          744.70         744.70
               Fixed Rate                      15.750%       2001        2011            4.50           4.50
               Fixed Rate                      16.500%       2001        2011          700.00         700.00
               Fixed Rate                      14.800%       2001        2011          300.40         300.40
               Fixed Rate                      11.700%       2002        2012          181.70         181.70
               Fixed Rate                      11.700%       2002        2012           17.40          17.40
         20 YRS XTB                                                                 18,000.36      18,000.36
                                                                                   ----------   ------------
             ADAPS                                                                   7,000.00       7,000.00
                                                                                   ----------   ------------
               Fixed Rate                      14.375%       1997        2017        2,000.00       2,000.00
               Fixed Rate                      15.000%       2002        2022        4,000.00       4,000.00
               Fixed Rate                      12.750%       2002        2022        1,000.00       1,000.00
             TAP                                                                     3,804.90       3,804.90
                                                                                   ----------   ------------
               Fixed Rate                      14.375%       1997        2017        3,804.90       3,804.90
             GOCCS                                                                   7,160.46       7,160.46
                                                                                   ----------   ------------
               Fixed Rate                      14.375%       1997        2017        4,020.10       4,020.10
               Fixed Rate                      12.840%       1998        2018            9.97           9.97
               Fixed Rate                      12.840%       1998        2018            0.48           0.48
               Fixed Rate                      12.840%       1999        2019            4.97           4.97
               Fixed Rate                      12.840%       1999        2019            0.48           0.48
               Fixed Rate                      12.840%       1999        2019            0.05           0.05
               Fixed Rate                      12.840%       1999        2019            1.02           1.02
               Fixed Rate                      12.840%       2000        2020            2.20           2.20
               Fixed Rate                      12.840%       2001        2021            2.42           2.42
               Fixed Rate                      12.840%       2002        2022            2.67           2.67
               Fixed Rate                      15.000%       2002        2022        3,116.10       3,116.10
             TEI                                                                        35.00          35.00
                                                                                   ----------   ------------
               Fixed Rate                      13.500%       2002        2022           35.00          35.00
         25 YR FXTB                                                                  8,202.10       8,202.10
                                                                                   ----------   ------------
             ADAPS                                                                   5,286.00       5,286.00
                                                                                   ----------   ------------
               Fixed Rate                      18.250%       2000        2025        5,286.00       5,286.00
             TAP                                                                     2,320.00       2,320.00
                                                                                   ----------   ------------
               Fixed Rate                      18.250%       2000        2025        2,320.00       2,320.00
             GOCCS                                                                      96.10          96.10
                                                                                   ----------   ------------
               Fixed Rate                      18.250%       2000        2025           96.10          96.10

                            AS OF DECEMBER 31, 2002
                             (IN MILLIONS OF PESOS)

                                                                                                OUTSTANDING
                                            INTEREST                                               AS OF
                                              RATE           YEAR       YEAR OF     ORIGINAL    DECEMBER 31,
          INTEREST RATE BASIS              (PER ANNUM)    CONTRACTED   MATURITY      AMOUNT         2002
          -------------------             -------------   ----------   ---------   ----------   ------------
             TEIS                                                                      500.00         500.00
                                                                                   ----------   ------------
               Fixed Rate                      18.250%       2000        2025          500.00         500.00
         10 YR SPECIAL PURPOSE T/BONDS FOR CARP                                      9,157.62       9,157.62
                                                                                   ----------   ------------
             ADAPS                                                                   5,988.00       5,988.00
                                                                                   ----------   ------------
               Fixed Rate                      15.500%       2001        2011        3,173.00       3,173.00
               Fixed Rate                      14.000%       2002        2012        2,815.00       2,815.00
             TAP
               Fixed Rate                      15.500%       2001        2011        2,769.62       2,769.62
             TEIS
               Fixed Rate                      15.500%       2001        2011          400.00         400.00
    E.  ZERO COUPON PEACE BOND                                                      35,000.00      35,000.00
                                                                                   ----------   ------------
                                                             2001        2011       35,000.00      35,000.00
    F.  FIXED RATE PESO NOTES (CURR SWAP)                                           11,810.00      11,810.00
                                                                                   ----------   ------------
         3 YR                                                                        6,330.00       6,330.00
                                                                                   ----------   ------------
               Fixed Rate
         5 YR                                  14.000%       2001        2004        6,330.00       6,330.00
                                                                                   ----------   ------------
               Fixed Rate                                                            5,480.00       5,480.00
                                                                                   ----------   ------------
                                               14.250%       2001        2006        5,480.00       5,480.00
    G.  US DOLLAR LINKED PHP. PESO NOTES (DLPNS)(2)                                 12,000.00      12,080.50
                                                                                   ----------   ------------
         2 YR                                                                        3,500.00       3,571.63
                                                                                   ----------   ------------
               Fixed Rate                      8.5625%       2001        2003        3,500.00       3,571.63
         3 YR                                                                        8,500.00       8,508.86
                                                                                   ----------   ------------
               Fixed Rate                     10.4375%       2001        2004        3,500.00       3,567.17
               Fixed Rate                      7.5625%       2002        2005        5,000.00       4,941.69
                                                                                   ----------   ------------
    H.  FIXED RATE PROMISSORY NOTES                                                 11,520.00      11,520.00
                                                                                   ----------   ------------
         3 YR
               Fixed Rate                       8.125%       2002        2005        6,230.00       6,230.00
         5 YR
               Fixed Rate                       9.625%       2002        2007        5,290.00       5,290.00
I.   FIXED TERM DEPOSIT                        Various       2002        2003          305.08         305.08
II.  CONTINGENT OBLIGATIONS                                                         18,140.70      18,803.37
                                                                                   ----------   ------------
    A.  NPC BONDS                                                                      140.70         140.70
                                                                                   ----------   ------------
               Fixed Rate                       8.500%       1978        2003           20.00          20.00
               Fixed Rate                       8.500%       1978        2003           20.00          20.00
               Fixed Rate                       8.500%       1978        2003           20.00          20.00
               Fixed Rate                       8.500%       1978        2003           20.00          20.00
               Fixed Rate                       8.500%       1978        2003           20.00          20.00
               Fixed Rate                       8.500%       1978        2003           20.00          20.00
               Fixed Rate                       8.500%       1978        2003           10.00          10.00
               Fixed Rate                       8.500%       1978        2003           10.70          10.70
    B.  LAND BANK BONDS                                                                               662.67
                                                                                                ------------
               Fixed Rate                       6.000%                                                662.67
    C.  NDC AGRI-AGRA (ERAP BONDS)                                                   7,000.00       7,000.00
                                                                                   ----------   ------------
               Fixed Rate                       7.875%       1999        2004        5,000.00       5,000.00
               Fixed Rate                       6.875%       2002        2009        2,000.00       2,000.00
    D.  PAG-IBIG HOUSING BONDS BOND                                                  4,000.00       4,000.00
                                                                                   ----------   ------------
               Fixed Rate                       8.250%       2000        2005        4,000.00       4,000.00

                            AS OF DECEMBER 31, 2002
                             (IN MILLIONS OF PESOS)

                                                                                                OUTSTANDING
                                            INTEREST                                               AS OF
                                              RATE           YEAR       YEAR OF     ORIGINAL    DECEMBER 31,
          INTEREST RATE BASIS              (PER ANNUM)    CONTRACTED   MATURITY      AMOUNT         2002
          -------------------             -------------   ----------   ---------   ----------   ------------
    E.  HGC ZERO COUPON BOND                                                         7,000.00       7,000.00
                                                                                   ----------   ------------
             ADAPS                                           2002        2007        5,000.00       5,000.00
             TAP                                             2002        2007        2,000.00       2,000.00

---------------

(1) Excludes external securities of the Republic.

(2) Based on reference rate of P/US$ of P53.05 as of December 27, 2002.

                     GOVERNMENT GUARANTEED CORPORATE BONDS
                            AS OF DECEMBER 31, 2001
                             (IN MILLIONS OF PESOS)

                                                                                                       OUTSTANDING BALANCE
                                              INTEREST                                                        AS OF
                                             RATE/SPREAD       YEAR       YEAR OF    ORIGINAL AMOUNT    DECEMBER 31, 2001
            INTEREST RATE BASIS              (PER ANNUM)    CONTRACTED    MATURITY     (IN PESOS)          (IN PESOS)
            -------------------              -----------   ------------   --------   ---------------   -------------------
National Power Corporation Bonds
    Fixed Rate                                  8.500%         1978         2003            20.00               20.00
    Fixed Rate                                  8.500%         1978         2003            20.00               20.00
    Fixed Rate                                  8.500%         1978         2003            20.00               20.00
    Fixed Rate                                  8.500%         1978         2003            20.00               20.00
    Fixed Rate                                  8.500%         1978         2003            20.00               20.00
    Fixed Rate                                  8.500%         1978         2003            20.00               20.00
    Fixed Rate                                  8.500%         1978         2003            10.00               10.00
    Fixed Rate                                  8.500%         1978         2003            10.70               10.70
                                                                                        ---------           ---------
         TOTAL NPC BONDS                                                                   140.70              140.70
                                                                                        ---------           ---------
MWSS Angat Bonds
    91-Day Treasury Bill Rate                   0.000%*        1992         2002           230.00               17.71
                                                                                        ---------           ---------
         TOTAL MWSS ANGAT BONDS                                                            230.00               17.71
                                                                                        ---------           ---------
NDC Agri-Agra (Erap Bonds)
    Fixed Rate                                  7.875%         1999         2004         5,000.00            5,000.00
                                                                                        ---------           ---------
         TOTAL ERAP BONDS                                                                5,000.00            5,000.00
                                                                                        ---------           ---------
HDMF Bonds (PAG-IBIG)
    Fixed Rate                                  8.250%         2000         2005         4,000.00            4,000.00
                                                                                        ---------           ---------
         TOTAL HDMF BONDS                                                                4,000.00            4,000.00
                                                                                        ---------           ---------
Land Bank Bonds
    Fixed Rate                                  6.000%                                                         807.75
                                                                                        ---------           ---------
         TOTAL LBP BONDS                                                                                       807.75
                                                                                        ---------           ---------
NPC Negotiated T/Bills
    Fixed Rate                                 13.062%         2001         2002        11,000.00           11,000.00
                                                                                        ---------           ---------
         TOTAL NP NEGOTIATED T/BILLS                                                    11,000.00           11,000.00
                                                                                        ---------           ---------
         GRAND TOTAL CONTINGENT OBLIGATIONS                                             20,370.70           20,966.16
                                                                                        =========           =========

---------------

Source: Bureau of the Treasury, Department of Finance.

            DOMESTIC DEBT OF THE REPUBLIC (OTHER THAN SECURITIES)(1)
                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                                                                     ORIGINAL AMOUNT        OUTSTANDING BALANCE
                                                                                       CONTRACTED         AS OF DECEMBER 31, 2002
                                                                                  ---------------------   -----------------------
                                     INTEREST                                        IN          IN          IN           IN
                                       RATE        YEAR        YEAR OF            ORIGINAL   PHILIPPINE   ORIGINAL    PHILIPPINE
        INTEREST RATE BASIS           SPREAD    CONTRACTED    MATURITY     CURR     CURR      PESO(2)       CURR        PESO(2)
        -------------------          --------   ----------   -----------   ----   --------   ----------   ---------   -----------
TOTAL                                                                                          62,061                   23,860
                                                                                               ------                   ------
    DIRECT LOANS                                                                                  216                   15,609
                                                                                               ------                   ------
      AGENCIES                                                                                    216                   15,609
                                                                                               ------                   ------
        UNITED STATES DOLLARS                                                                                                4
                                                                                                                        ------
          LIBOR 6 MOS.                0.8125%      1986             2003    USD        4          216           0            4
        PHILIPPINE PESOS                                                                            0      15,605       15,605
          INTEREST FREE               0.0000%      1953                     PHP                                79           79
          INTEREST FREE               0.0000%      1953                     PHP                                48           48
          INTEREST FREE               0.0000%      1953                     PHP                                29           29
          INTEREST FREE               0.0000%      1953                     PHP                             6,821        6,821
          INTEREST FREE               0.0000%      1945                     PHP                             6,599        6,599
          INTEREST FREE               0.0000%      1945                     PHP                             1,686        1,686
          INTEREST FREE               0.0000%      1945                     PHP                                21           21
          INTEREST FREE               0.0000%      1960                     PHP                               217          217
          INTEREST FREE               0.0000%      1985                     PHP                                64           64
          INTEREST FREE               0.0000%      1993                     PHP                                28           28
          INTEREST FREE               0.0000%      1989                     PHP                                14           14
      ASSUMED LOANS (REAL)                                                                     61,845                    8,251
                                                                                               ------                   ------
        PHILIPPINE PESOS                                                           2,297        2,297       2,297        2,297
                                                                                   -----       ------      ------       ------
          INTEREST FREE                 0.00%      1986      Upon Demand    PHP       63           63          63           63
          INTEREST FREE                 0.00%      1986      Upon Demand    PHP      134          134         134          134
          INTEREST FREE                 0.00%      1986      Upon Demand    PHP      120          120         120          120
          INTEREST FREE                 0.00%      1986      Upon Demand    PHP       72           72          72           72
          INTEREST FREE                 0.00%      1986      Upon Demand    PHP       50           50          50           50
          INTEREST FREE                 0.00%      1986      Upon Demand    PHP      200          200         200          200
          INTEREST FREE                 0.00%      1986      Upon Demand    PHP        1            1           1            1
          INTEREST FREE                 0.00%      1986      Upon Demand    PHP       66           66          66           66
          INTEREST FREE                 0.00%      1986      Upon Demand    PHP        3            3           3            3
          INTEREST FREE                 0.00%      1986      Upon Demand    PHP        3            3           3            3
          INTEREST FREE                 0.00%      1986      Upon Demand    PHP        4            4           4            4
          INTEREST FREE                 0.00%      1986      Upon Demand    PHP        8            8           8            8
          INTEREST FREE                 0.00%      1986      Upon Demand    PHP        1            1           1            1
          INTEREST FREE                 0.00%      1986      Upon Demand    PHP        1            1           1            1
          INTEREST FREE                 0.00%      1986      Upon Demand    PHP        9            9           9            9
          INTEREST FREE                 0.00%      1986      Upon Demand    PHP       84           84          84           84
          INTEREST FREE                 0.00%      1986      Upon Demand    PHP        3            3           3            3
          INTEREST FREE                 0.00%      1986      Upon Demand    PHP        6            6           6            6
          INTEREST FREE                 0.00%      1986      Upon Demand    PHP        1            1           1            1
          INTEREST FREE                 0.00%      1986      Upon Demand    PHP      261          261         261          261
          INTEREST FREE                 0.00%      1986      Upon Demand    PHP      913          913         913          913
          INTEREST FREE                 0.00%      1986      Upon Demand    PHP        6            6           6            6
          INTEREST FREE                 0.00%      1986      Upon Demand    PHP       54           54          54           54
          INTEREST FREE                 0.00%      1986      Upon Demand    PHP      229          229         229          229

      GUARANTEED DOMESTIC DEBT OF THE REPUBLIC (OTHER THAN SECURITIES)(1)
                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                                                                            ORIGINAL AMOUNT
                                                                                              CONTRACTED
                                                                                         ---------------------
                                                   INTEREST                                 IN          IN
                                                     RATE        YEAR        YEAR OF     ORIGINAL   PHILIPPINE
                             INTEREST RATE BASIS    SPREAD    CONTRACTED    MATURITY       CURR      PESO(2)
                             -------------------   --------   ----------   -----------   --------   ----------
TOTAL                                                                                                  2,358
                                                                                                      ------
A. NATIONAL GOVERNMENT
    DIRECT GUARANTEE                                                                                   2,078
                                                                                                      ------
       US DOLLARS            LIBOR 6 MOS.           0.8125%      1986             2007       39        2,078
B. GFI GUARANTEE ASSUMED
    BY THE GOVERNMENT
    PER PROC. 50.                                                                           280          280
                                                                                                      ------
       PHILIPPINE PESOS
                             INTEREST FREE          0.0000%      1986      Upon Demand        7            7
                             INTEREST FREE          0.0000%      1986      Upon Demand       30           30
                             91 DAY T/BILL          0.0000%      1986             2007       12           12
                             92 DAY T/BILL          0.0000%      1986             2007       17           17
                             93 DAY T/BILL          0.0000%      1986             2007       35           35
                             94 DAY T/BILL          0.0000%      1986             2007        7            7
                             95 DAY T/BILL          0.0000%      1986             2007        6            6
                             96 DAY T/BILL          0.0000%      1986             2007        5            5
                             97 DAY T/BILL          0.0000%      1986             2007        3            3
                             98 DAY T/BILL          0.0000%      1986             2007        1            1
                             99 DAY T/BILL          0.0000%      1986             2007       18           18
                             100 DAY T/BILL         0.0000%      1986             2007       19           19
                             101 DAY T/BILL         0.0000%      1986             2007       32           32
                             102 DAY T/BILL         0.0000%      1986             2007       32           32
                             103 DAY T/BILL         0.0000%      1986             2007        8            8
                             104 DAY T/BILL         0.0000%      1986             2007       42           42
                             105 DAY T/BILL         0.0000%      1986             2007        4            4

                               OUTSTANDING BALANCE
                             AS OF DECEMBER 31, 2002
                             ------------------------
                                IN            IN
                             ORIGINAL     PHILIPPINE
                               CURR         PESO(2)
                             ---------    -----------
TOTAL                                        2,261
                                            ------
A. NATIONAL GOVERNMENT
    DIRECT GUARANTEE              39         2,078
                                            ------
       US DOLLARS                 39         2,078
B. GFI GUARANTEE ASSUMED
    BY THE GOVERNMENT
    PER PROC. 50.                183           183
                              ------        ------
       PHILIPPINE PESOS
                                   7             7
                                  30            30
                                  12            12
                                  17            17
                                  15            15
                                   7             7
                                   6             6
                                   5             5
                                   3             3
                                   1             1
                                   5             5
                                  19            19
                                   1             1
                                   5             5
                                   3             3
                                  42            42
                                   4             4

---------------

(1) Excludes securities issued by GOCCs

(2) FX rate used: BSP reference rate as of December 27, 2002.

                       (REPUBLIC OF THE PHILIPPINES LOGO)

                                    PART II

(AS REQUIRED BY ITEMS (11), (13) AND (14) OF SCHEDULE B OF THE SECURITIES ACT OF
                                     1933.)

ITEM 11.  ESTIMATED EXPENSES

     It is estimated that the expenses in connection with the sale of the Debt Securities hereunder, exclusive of compensation payable to underwriters and agents, will be as follows:

  SEC Registration Fee......................................   $ 45,522
  NASD Filing Fee...........................................     30,500
  Printing Costs............................................    250,000
  Legal Fees and Expenses...................................    350,000
  Fiscal Agent Fees and Expenses............................     20,000
  Blue Sky Fees and Expenses................................      2,000
  Miscellaneous.............................................    200,000
                                                               --------
     Total..................................................   $898,022
                                                               ========

                                  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

          (2) that, for the purpose of determining any liability under the Securities Act of 1933, as amended (the "Act") each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement consists of:
(1)   Facing sheet.
(2)   Part I consisting of the Prospectus.
(3)   Part II consisting of pages numbered II-1 through II-5.
(4)   The following exhibits;
      A.   Fiscal Agency Agreement.*
      B.   Form of Debt Securities (attached to the form of Fiscal
           Agency Agreement under A above).*
      C.   Form of Warrant Agreement.**
      D.   Form of Underwriting Agreement.*
      E. Opinion of the Secretary of the Department of Justice, the Republic of the Philippines as to the legality of the Debt
           Securities.***
      F.   Opinion of Allen & Overy, US counsel to the Republic of the
           Philippines, as to the legality of the Debt Securities.****
      G. Consent of the Secretary of the Department of Justice of the Republic of the Philippines (included in Exhibit (E)).***
      H.   Consent of Allen & Overy (included in Exhibit (F)).****
      I.   Consent of Hon. Jose Isidro N. Camacho, Secretary,
           Department of Finance Republic of the Philippines, (included on signature page).

---------------

   * Incorporated by reference to Registration Statement No. 333-10960.

  ** To be filed concurrently with the applicable prospectus supplement in a post-effective amendment to this Registration Statement relating to a particular issue of debt securities or warrants.

 *** Filed herewith.

**** Previously filed.

                  SIGNATURE OF THE REPUBLIC OF THE PHILIPPINES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Republic of the Philippines has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Manila, Republic of the Philippines on the 28th day of August, 2003.

                                          REPUBLIC OF THE PHILIPPINES

                                          By   /s/ JOSE ISIDRO N. CAMACHO
                                            ------------------------------------
                                            Jose Isidro N. Camacho*
                                            Secretary, Department of Finance

---------------

    * Consent is hereby given to use of his name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by him and stated on his authority.

                     SIGNATURE OF AUTHORIZED REPRESENTATIVE
                       OF THE REPUBLIC OF THE PHILIPPINES

     Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative of the Republic of the Philippines in the United States, has signed this Registration Statement or amendment thereto in The City of New York, New York on the 28th day of August, 2003.

                                          By:   /s/ LINGLINGAY LACANLALE
                                            ------------------------------------
                                              Name: Linglingay Lacanlale
                                              Title: Consul General

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION                            PAGE NO.
-------                           -----------                            --------
 (4)A.    Fiscal Agency Agreement*....................................
    B.    Form of Debt Securities (attached to the form of Fiscal
          Agency Agreement under A above)*............................
    C.    Form of Warrant Agreement**.................................
    D.    Form of Underwriting Agreement***...........................
    E.    Opinion of the Secretary of the Department of Justice of the
          Republic of the Philippines as to the legality of the Debt
          Securities****..............................................
    F.    Opinion of Allen & Overy, US counsel to the Republic of the
          Philippines, as to the legality of the Debt Securities***...
    G.    Consent of the Secretary of the Department of Justice of the
          Republic of the Philippines (included in Exhibit E)****.....
    H.    Consent of Allen & Overy (included in Exhibit F)***.........
    I.    Consent of Jose Isidro N. Camacho, Secretary, Department of
          Finance, the Republic of the Philippines (included on
          signature page)***..........................................

---------------

    * Incorporated by reference to Registration Statement No. 333-10960.

   ** To be filed concurrently with the applicable prospectus supplement in a post-effective amendment to this Registration Statement relating to a particular issue of debt securities or warrants.

  *** Filed herewith.

 **** To be filed prior to effectiveness of this Registration Statement.